UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2025

MannKind Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-50865	13-3607736
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Casper Street

Danbury, Connecticut 06810

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (818) 661-5000

Not Applicable

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	MNKD	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 24, 2025, MannKind Corporation, a Delaware corporation (“Parent”), Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and scPharmaceuticals Inc., a Delaware corporation (the “Target”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent, through Purchaser, will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the Target’s common stock, par value $0.0001 per share (the “Target Shares”), at a price per share of (i) $5.35 in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes and (ii) one non-tradeable contingent value right (a “CVR” and each CVR together with the Cash Amount, the “Offer Price”), which represents the right to receive certain milestone payments of up to an aggregate of $1.00 in cash. If successful, upon the terms and conditions set forth in the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into Target, with Target continuing as the surviving corporation and as a direct wholly owned subsidiary of Parent.

The obligation of Purchaser to accept for payment and pay for any Target Shares validly tendered (and not withdrawn) pursuant to the Offer (the time of such acceptance for payment, the “Acceptance Time”) is subject to several conditions, including (i) there will have been validly tendered (not including any Target Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Target Shares that, considered together with all other Target Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Target Share than 50% of the total number of Target Shares outstanding at the time of the expiration of the Offer; (ii) subject to certain materiality exceptions, the truth and accuracy of the representations and warranties of the Target contained in the Merger Agreement; (iii) compliance with, or performance in all material respects of, all of the covenants and agreements that the Target is required to comply with or perform at or prior to the Acceptance Time; (iv) the absence of a material adverse effect on the Target that is continuing as of the Acceptance Time; (v) the termination or expiration of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (vi) certain other customary conditions. The Offer is not subject to any financing condition.

Parent and Purchaser are obligated to commence the Offer within ten business days from the date of the Merger Agreement and to keep the Offer open for twenty business days following the commencement of the Offer (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), subject to possible extension under the terms of the Merger Agreement. Following the completion of the Offer and subject to the satisfaction or waiver of certain customary conditions as set forth in the Merger Agreement, Purchaser will merge with and into the Target, with the Target surviving as a direct wholly owned subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each Target Share (other than any Target Shares (i) owned by Parent, Purchaser or the Target or by any of their respective subsidiaries (or held in the Target’s treasury) and (ii) as to which the holder is entitled to appraisal rights under the DGCL and has properly exercised and perfected such holder’s demand for appraisal and, as of the Effective Time, has not effectively withdrawn or lost such holder’s rights to such appraisal and payment under the DGCL) issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding taxes.

Effective immediately prior to the Effective Time, each option to purchase Target Shares (a “Target Option”) that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Target Option (as defined below), whether or not then vested or exercisable, will be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the total number of Target Shares subject to such Target Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Cash Amount over (y) the exercise price payable per Target Share underlying such

Target Option, and (ii) one CVR in respect of each Target Share subject to such Target Option. Each Target Option that has an exercise price per Target Share that is equal to or greater than the Cash Amount (an “Out of the Money Target Option”) will be cancelled and no holder thereof will be entitled to any payment with respect to such Target Option before or after the Effective Time.

Effective immediately prior to the Effective Time, each restricted stock unit award with respect to Target Shares (a “Target RSU Award”) that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will fully vest and be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the number of Target Shares subject to such Target RSU Award immediately prior to such cancellation multiplied by (B) the Cash Amount, and (ii) one CVR in respect of each Target Share subject to such Target RSU Award.

Effective as of immediately prior to the Effective Time, each warrant to purchase Target Shares (a “Target Warrant”) that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated in accordance with the terms and conditions specified in the applicable Target Warrant and subject to deduction for any applicable withholding taxes.

As soon as practicable after the date of the Merger Agreement, the Target board of directors will take all actions with respect to the Target’s 2017 Employee Stock Purchase Plan (the “Target ESPP”) that are necessary to provide that (i) each offering period that is in effect as of the date of the Merger Agreement and any Options (as defined in the Target ESPP) thereunder, will terminate as of the date of the Merger Agreement and all amounts contributed thereto under such offering period will be refunded to the applicable participants, (ii) no additional offering periods will commence under the Target ESPP after the date of the Merger Agreement and (iii) subject to the consummation of the Merger, the Target ESPP will terminate, effective immediately prior to the Effective Time.

Parent, Purchaser and the Target have made customary representations, warranties and covenants in the Merger Agreement, including agreeing to use reasonable best efforts to take all actions, file all documents, and cooperate in doing all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the Offer and the Merger as promptly as practicable. Parent has agreed to use its reasonable best efforts to take all actions and do all things necessary to arrange, consummate and obtain the proceeds of the debt financing intended to be incurred pursuant to the Loan Agreement Amendment (as defined below) on the terms and conditions not less favorable than those set forth in the Loan Agreement Amendment on or prior to the date of the consummation of the Merger. The Target has agreed to, and to cause its subsidiary to, among other things, (i) conduct its operations in all material respects in the ordinary course of business consistent with past practice (subject to certain exceptions), including not taking certain specified actions prior to the consummation of the Merger, and (ii) use commercially reasonable efforts to (a) preserve intact its business organization, (b) keep available the services of its current officers and key employees, and (c) preserve its current significant business relationships.

The Target has also agreed that it will not, will cause its subsidiary and its and their respective directors, officers and employees not to, and is obligated to use reasonable best efforts to cause their respective other representatives, not to, among other things, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an alternative acquisition proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any other person any non-public information with respect to or in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, an alternative acquisition proposal; (iii) adopt, approve, recommend, submit to its stockholders or declare advisable any alternative acquisition proposal, (iv) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an alternative acquisition proposal (other than an acceptable confidentiality agreement entered into in compliance with the Merger Agreement), (v) release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to use reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, unless the Target board of directors determines in good faith, after consultation with financial advisors and outside legal counsel, that the failure to do so is inconsistent with the fiduciary duties of the Target board of directors to the Target stockholders under applicable law, or (vi) take any action or exempt any person from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Target’s organizational or other governing documents or grant a waiver under

Section 203 of the DGCL. In addition, the Target has agreed to, and to cause its subsidiary and their respective representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an alternative acquisition proposal.

The Target board of directors is not permitted, among other things, to withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw or modify, in any manner adverse to Parent, its recommendation that the Target stockholders accept the Offer and tender their Target Shares to Purchaser pursuant to the Offer. However, subject to the satisfaction of certain conditions, including a match right for Parent, the Target and its board of directors, as applicable, are permitted to take certain actions, as more fully described in the Merger Agreement, which may include changing the Target board of directors’ recommendation or terminating the Merger Agreement to enter into an alternative acquisition agreement in response to a bona fide written alternative acquisition proposal that has not been withdrawn, if the Target board of directors determines in good faith, after consultation with the Target’s financial advisors and outside legal counsel, that such alternative acquisition proposal constitutes a superior proposal and that the failure to change the Target board of directors’ recommendation or terminate the Merger Agreement to enter into such alternative acquisition agreement is inconsistent with its fiduciary duties under applicable law. In addition, the Target board of directors is permitted to change its recommendation for certain intervening events not related to, among others, the receipt of an unsolicited proposal or any regulatory or clinical development relating to any product or product candidates of the Target, its subsidiary or their respective competitors, subject to the satisfaction of certain conditions, including a match right for Parent, if the Target board of directors determines in good faith, after consultation with outside counsel, that the failure to take such action is inconsistent with its fiduciary duties to Target stockholders under applicable law.

The Merger Agreement includes customary termination provisions for both the Target and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Target under specified circumstances to accept a superior proposal and enter into an alternative acquisition agreement providing for the consummation of the transaction contemplated thereby, the Target will be required to pay to Parent a termination fee of $9.48 million. In addition, either the Target or Parent may terminate the Merger Agreement if the Offer has not been consummated by December 23, 2025, subject to extension under certain circumstances.

The Merger Agreement has been unanimously approved by the board of directors of each of Parent, Purchaser and the Target. The board of directors of the Target unanimously recommends that Target stockholders accept the Offer and tender their Target Shares to Purchaser pursuant to the Offer.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The reference to the Merger Agreement and its filing as an exhibit to this report are not intended to modify or supplement any factual disclosures about the Target, Parent or Purchaser in any public reports filed with the U.S. Securities and Exchange Commission (“SEC”) by the Target or Parent. The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by Parent’s or Target’s stockholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs as of the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, neither Parent nor the Target undertakes any obligation to update such information.

Tender and Support Agreement

On August 24, 2025, in connection with the Offer, John H. Tucker, the Target’s President and Chief Executive Officer, and entities affiliated with OrbiMed Advisors LLC (together, the “Principal Stockholders”), entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”). Under the terms of the Support Agreements, the Principal Stockholders have agreed, among other things, to tender their Target Shares in the Offer and vote their Target Shares in support of the transactions contemplated by the Merger Agreement, as applicable. As of August 24, 2025, the Principal Stockholders owned an aggregate of approximately 11.5% of the outstanding Target Shares. The Support Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the date and time the Merger Agreement is amended or modified in any manner adverse in any material respect to the Principal Stockholders (including any reduction in or change to the form of the Merger Consideration, other than substituting cash in lieu of one or both Milestone Payments (as defined below) underlying the CVR) without the prior written consent of the Principal Stockholders, (iv) the termination or withdrawal of the Offer by Parent or Purchaser and (v) the expiration of the Offer without Purchaser having accepted for payment the Target Shares tendered in the Offer.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at or prior to the Acceptance Time, Parent and a rights agent mutually agreeable to Parent and the Target (the “Rights Agent”) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs issued pursuant to the Offer and the Merger. The Rights Agent will maintain an up-to-date register of the holders of CVRs (the “Holders”). Holders will not be permitted to transfer the CVRs (subject to certain limited exceptions as set forth in the CVR Agreement).

Each CVR represents the right to receive the following contingent cash payments, without interest, subject to any applicable withholding taxes (each, a “Milestone Payment”), conditioned upon the achievement of the following milestone conditions within the following specified time periods:

(i)

upon the first achievement by Parent, its assignees or their respective affiliates or certain sublicensees of any of the foregoing of U.S. Food and Drug Administration (“FDA”) approval of a drug-device combination product comprising SCP-111 delivered either in an autoinjector or the West Pharmaceuticals-developed Self-Dose injection delivery system (such product, an “Injection Product” and, such milestone, “Milestone 1”), (a) $0.75 per CVR if Milestone 1 is achieved by September 30, 2026, (b) $0.50 per CVR if Milestone 1 is achieved by December 31, 2026 and (c) $0.25 per CVR if Milestone 1 is achieved by June 30, 2027 (the “Milestone 1 Outside Date”); and

(ii)

upon the achievement in any trailing consecutive 12-month period ending prior to and including December 31, 2026 (the “Milestone 2 Outside Date”) of at least $110.0 million of worldwide net sales of all Injection Products and FUROSCIX Infusors (collectively, the “Products”) in such 12-month period (“Milestone 2” and, together with Milestone 1, the “Milestones”), (a) $0.25 per CVR upon the achievement of $120.0 million of worldwide net sales in any trailing consecutive 12-month period prior to December 31, 2026 and (b) between $0.10 and $0.25 per CVR if, as of December 31, 2026, the highest worldwide net sales in any trailing 12-month period were between $110.0 million and $120.0 million, which payment will be calculated on a straight-line basis such that the payment per CVR increases proportionally as worldwide net sales increase from $110.0 million to $120.0 million.

With respect to each Milestone, until the earlier of the date on which such Milestone has been achieved and the Milestone 1 Outside Date or Milestone 2 Outside Date, as applicable, Parent (directly or through its assignees or their respective affiliates or certain sublicensees of any of the foregoing) is obligated to use certain specified commercially reasonable efforts to achieve such Milestone. There can be no assurance that either Milestone 1 or Milestone 2 will be achieved on or before the Milestone 1 Outside Date or Milestone 2 Outside Date, respectively, or that any Milestone Payments will be made.

The foregoing description of the form of CVR Agreement is not complete and is qualified in its entirety by reference to the form of CVR Agreement, a copy of which is included as Annex III to the Merger Agreement filed as Exhibit 2.1 to this report and incorporated by reference herein.

Amendment to Loan Agreement

In connection with the execution of the Merger Agreement, on August 24, 2025, Parent entered into Amendment No. 1 to Loan Agreement and Security Agreement (the “Loan Agreement Amendment”) with Blackstone Alternative Credit Advisors LP, as Blackstone Representative (in such capacity, “Blackstone”), the lenders party thereto (the “Lenders”), the subsidiary guarantors party thereto, and Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders (in such capacity, the “Agent”), which amended that certain Loan Agreement (the “Original Loan Agreement”, and the Original Loan Agreement as amended by the Loan Agreement Amendment, the “Loan Agreement”), dated August 6, 2025, among Parent, Blackstone, the lenders party thereto from time to time, the subsidiary guarantors party thereto from time to time, and Agent. Pursuant to Amendment No. 1, among other things, the Lenders agreed to provide an additional $175.0 million incremental delayed draw term loan solely to finance a portion of the fees, premiums, expenses and other transaction costs incurred in connection with the transactions contemplated by the Merger Agreement (the “Transaction Funding”), subject to certain customary draw down conditions as set forth in Amendment No. 1. In addition, pursuant to Amendment No. 1, the Lenders agreed to limit the conditions precedent to Parent’s borrowing of up to $75.0 million of delayed draw term loans (out of the aggregate $125.0 million in delayed draw term loan commitments available under the Original Loan Agreement) to certain customary draw down conditions as set forth in Amendment No. 1 to the extent such loans are used solely for the Transaction Funding. As a condition to providing the Transaction Funding, upon the closing of the Merger, Parent will be obligated to repay and extinguish all outstanding indebtedness of Target under its credit facility with Perceptive Credit Holdings IV, LP (“Perceptive”) and buy-out Perceptive’s rights to receive revenue payments pursuant to its revenue purchase and sale agreement with Target, which is estimated to equal an aggregate repayment and buyout amount of $81.0 million, assuming the closing occurs on September 30, 2025.

The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, a copy of which is attached hereto as Exhibit 10.2.

Item 7.01 Regulation FD Disclosure.

On August 25, 2025, Parent and the Target issued a joint press release in connection with the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

On August 25, 2025, Parent made available an investor presentation containing details of the proposed transaction and its potential impact on Parent. A copy of the investor presentation is attached hereto as Exhibit 99.2.

This information and Exhibits 99.1 and 99.2 are being furnished pursuant to Item 7.01 of this report and shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section and will not be incorporated by reference into any registration statement filed by Parent under the Securities Act of 1933, as amended, unless specifically identified as being incorporated therein by reference. This report will not be deemed an admission as to the materiality of any information in this Item 7.01 or Exhibits 99.1 and 99.2.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the proposed Offer, Merger and related transactions contemplated by the Merger Agreement and the CVR Agreement and the expected timing thereof; the expected benefits from the acquisition of FUROSCIX, including diversifying and accelerating double-digit revenue growth goals over the next decade, Parent emerging as a patient-centric leader in cardiometabolic and lung diseases, strengthening Parent’s organization and revenue base and the potential synergies; the belief that the acquisition will accelerate access to important therapies and create meaningful value for patients, providers, and stockholders; the estimated aggregate repayment and buyout amount to repay and extinguish all outstanding indebtedness of Target under its credit facility with Perceptive and buy-out Perceptive’s rights to receive revenue payments pursuant to its revenue purchase and sale agreement upon the closing of the transaction; Parent’s strategy to expand into cardiorenal medicine; Parent’s anticipated product launches and indication expansions and the expected benefits therefrom; the development plan for FUROSCIX, including the timing for an supplemental New Drug Application submission of the FUROSCIX autoinjector in the third quarter 2025; the potential benefits and market opportunity for FUROSCIX; Parent’s potential to expand market reach in the U.S. and globally; the upcoming data readouts for Parent’s TETON 1 and 2 studies of Tyvaso in idiopathic pulmonary fibrosis; Parent’s ability to effectively support the recent chronic kidney disease approval of FUROSCIX and accelerate its market opportunity; Parent’s expectation to continue FUROSCIX’s ongoing success in heart failure through the Target’s team; Parent’s late-stage pipeline including MNKD-101 and MNKD-201 and the ongoing and planned clinical trials and regulatory filings and timing thereof; the potential benefits of Parent’s signature technologies; the estimated revenue opportunity for MannKind’s products and product candidates; and other statements that are not historical facts. These forward-looking statements are based on Parent’s and Target’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Parent’s ability to complete the transactions on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transactions under the Merger Agreement will be satisfied or waived; whether stockholders of Target tender sufficient Target Shares in the Offer; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks related to Parent’s ability to meet the conditions to draw down the funding from the Loan Agreement to be used for the Transaction Funding; the outcome of legal proceedings that may be instituted against Parent, Target and/or others relating to the transactions and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transactions, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that Parent will not be able to retain the employees of Target following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for Target and its products and product candidates, including uncertainty of the expected financial performance of Target and its products and product candidates and the possibility that the Milestone Payments related to the CVRs will never be achieved and that no Milestone Payment may be made; the possibility that if Target does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Parent’s shares could decline; as well as other risks related to Parent’s and Target’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and Target’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. Parent and Target undertake no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The Offer has not yet commenced, and this report is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any Target Shares or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Parent and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Target. The offer to purchase Target Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING

TENDERING THEIR TARGET SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by the Target under the “Investor Relations” section of the Target’s website at www.scPharmaceuticals.com.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated August 24, 2025, by and among MannKind Corporation, Seacoast Merger Sub, Inc. and scPharmaceuticals Inc.

10.1	Form of Tender and Support Agreement.

10.2*	Amendment No.1 to the Loan Agreement, dated August 24, 2025, among MannKind Corporation, certain subsidiaries of MannKind Corporation, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto.

99.1	Press Release, dated August 25, 2025.

99.2	Investor Presentation, dated August 25, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain annexes, exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 25, 2025

MANNKIND CORPORATION

By:	/s/ Michael E Castagna
Michael E. Castagna Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MANNKIND CORPORATION,

SEACOAST MERGER SUB, INC.

and

scPHARMACEUTICALS INC.

Dated as of August 24, 2025

4.25	State Takeover Statutes Inapplicable	50
4.26	Customers and Suppliers	50
4.27	Information Supplied	50
4.28	No Other Representations or Warranties	51

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		51

5.1	Organization and Qualification	51
5.2	Authority	51
5.3	Information Supplied	52
5.4	Consents and Approvals; No Violation	52
5.5	Litigation	52
5.6	Interested Stockholder	53
5.7	Financing; Solvency	53
5.8	No Other Operations	54
5.9	Brokers	54
5.10	Absence of Certain Arrangements	54
5.11	No Other Representations or Warranties	55

ARTICLE VI COVENANTS		55

6.1	Conduct of Business of the Company	55
6.2	Alternative Proposals; Change in Recommendation	59

ARTICLE VII ADDITIONAL COVENANTS		63

7.1	Financing.	63
7.2	Reasonable Best Efforts	68
7.3	Public Statements and Disclosure	69
7.4	Anti-Takeover Laws	70
7.5	Access	70
7.6	Section 16(b) Exemption	71
7.7	Directors’ and Officers’ Indemnification and Insurance	71
7.8	Employee Matters	73
7.9	Termination of 401(k) Plan	75
7.10	Delisting	75
7.11	Certain Litigation	75
7.12	Rule 14d-10 Matters	75
7.13	Payoff Letter	76
7.14	Product Matters	76
7.15	Company Resignations	76
7.16	FIRPTA Certificate	77

ARTICLE VIII CONDITIONS TO THE MERGER		77

8.1	Merger Closing Conditions	77

ARTICLE IX TERMINATION		77

9.1	Termination of Agreement	77
9.2	Procedure Upon Termination	79

9.3	Effect of Termination	79
9.4	Fees and Expenses	80

ARTICLE X GENERAL PROVISIONS		81

10.1	Survival of Representations, Warranties and Covenants	81
10.2	Notices	82
10.3	Assignment	82
10.4	Confidentiality	83
10.5	Amendment	83
10.6	Extension; Waiver	83
10.7	Entire Agreement	83
10.8	Third Party Beneficiaries	84
10.9	Severability	84
10.10	Remedies; Liability of Financing Sources	85
10.11	Governing Law	86
10.12	Consent to Jurisdiction	86
10.13	WAIVER OF JURY TRIAL	87
10.14	Disclosure Letter References	88
10.15	No Presumption Against Drafting Party	88
10.16	Counterparts	88

Exhibit A	Surviving Company Certificate of Incorporation

Exhibit B	Surviving Company Bylaws

Annex I	Conditions to Offer

Annex II	Form of Tender and Support Agreement

Annex III	Form of CVR Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated August 24, 2025 is by and among MannKind Corporation, a Delaware corporation (“Parent”), Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”) and scPharmaceuticals Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock” or “Company Shares”) for (i) $5.35 per Company Share in cash, without interest (the “Cash Amount”) plus (ii) one contingent value right per Company Share (a “CVR”), which shall represent the right to receive the Milestone Payments (as such term is defined in the CVR Agreement) at the times provided for in the CVR Agreement, without interest (the Cash Amount plus the CVR, collectively, or any different amount per share paid pursuant to the Offer, being the “Offer Price”);

WHEREAS, following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 3.4, (i) each issued and outstanding Company Share (other than Cancelled Shares and Dissenting Company Shares) as of the Effective Time shall be converted into the right to receive the Offer Price, without interest, and (ii) the Company shall become a direct wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer (such recommendation of the Company Board, the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) and of Purchaser have each adopted resolutions approving this Agreement, the CVR Agreement and the Transactions and declaring it advisable for Parent and Purchaser, respectively, to enter into this Agreement and the CVR Agreement, as applicable;

WHEREAS, each of Parent, Purchaser and the Company acknowledges and agrees that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser entering into this Agreement, certain holders of the Company Shares (the “Principal Stockholders”) have entered into tender and support agreements, dated as of the date of this Agreement, in substantially the form set forth in Annex II, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Company Shares to Purchaser in the Offer (the “Tender Agreements”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties to this Agreement agree as follows:

ARTICLE I DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Alternative Debt Financing” has the meaning set forth in Section 7.1(a).

“Alternative Proposal” shall mean any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (including through an exclusive license, partnering or collaboration) (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiary equal to 20% or more of the consolidated assets of the Company and its Subsidiary or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiary are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Company Common Stock, or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its Subsidiary or at least 20% of the outstanding Company Common Stock; in each case, other than the Transactions.

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“Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

“Cancelled Shares” has the meaning set forth in Section 3.4(b).

“Cash Amount” has the meaning set forth in the Recitals.

“Certificate of Merger” has the meaning set forth in Section 3.2(b).

“Closing” has the meaning set forth in Section 3.2(a).

“Closing Date” has the meaning set forth in Section 3.2(a).

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Charter” shall mean the Company’s Second Amended and Restated Certificate of Incorporation, dated as of March 24, 2014, filed with the SEC on November 21, 2017.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Documents” has the meaning set forth in Section 4.27.

“Company ESPP” shall mean the Company’s 2017 Employee Stock Purchase Plan.

“Company Intellectual Property Rights” shall mean all Intellectual Property Rights (i) owned or co-owned, or purported to be owned or co-owned, by the Company or its Subsidiary (the “Company Owned Intellectual Property Rights”), or (ii) exclusively licensed to the Company or its Subsidiary (the “Company Licensed Intellectual Property Rights”).

“Company Material Adverse Effect” shall mean any fact, change, occurrence, effect, event, circumstance or development (each an “Effect,” and collectively, “Effects”) that has had, or would reasonably be expected to have, a material adverse effect on the (i) business, assets (including intangible assets), Liabilities, financial condition or results of operations of the Company and its Subsidiary, taken as a whole, or (ii) the ability of the Company to fulfill its obligations hereunder or to consummate the Transactions on the terms set forth herein; provided, however, that no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall (either alone or in combination) be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall (either alone or in combination) be taken into account when determining whether a “Company Material Adverse Effect” has occurred for purposes of

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clause (i) above (provided, that in the events of clauses (a) through (f) below, to the extent such Effects disproportionately and adversely affect the Company and its Subsidiary in any material respect relative to other similarly situated companies operating in any industry or industries in which the Company or its Subsidiary operates, only the incremental disproportionate Effect or Effects may be taken into account in determining whether there has occurred for purposes of clause (i) above a “Company Material Adverse Effect”):

(a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c) general conditions (or general changes in such conditions) in the industries in which the Company and its Subsidiary operate;

(d) general political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war or sanctions imposed in connection with the current disputes involving (i) the Russian Federation and Ukraine or (ii) Israel, Hamas, Lebanon, Syria, Iran and any other state or non-state actors involved);

(e) earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics, cyberattacks, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(f) changes in Law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof) after the date of this Agreement;

(g) the announcement of this Agreement, or the pendency or consummation of the Transactions, including (i) the identity of Parent or its Affiliates and (ii) the impact of the announcement of this Agreement, or the pendency of the Transactions, on the Company’s relationships with any of its customers, licensors, suppliers, distributors or other business partners or any of its officers, directors, employees, independent consultants or independent contractors (provided, that this clause (g) shall not apply for purposes of any representation or warranty contained in Article IV that expressly addresses the consequences resulting from the execution and delivery of the Agreement, or the announcement or pendency of the Transactions, it being understood that such representations and warranties shall be subject to disclosures in the applicable sections of the Company Disclosure Letter);

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(h) (i) any results, outcomes, data, adverse events, side effects or safety observations or reports thereof arising from any nonclinical or clinical studies or trials or other product testing that are being or have been conducted by or on behalf of the Company, its Subsidiary or any competitor of the Company (or the public announcements thereof), (ii) results of meetings or other interactions with the FDA or other Governmental Authority (including any communications from any Governmental Authority in connection with such meetings) relating to any products or product candidates of the Company, its Subsidiary or any of its competitors, (iii) the determination by, or the delay of a determination by, or recommendation of, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, termination, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s, its Subsidiary’s or any of its competitors’ product candidates, (iv) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of the Company’s or its Subsidiary’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Authority relating to any products or product candidates of the Company, its Subsidiary or any of its competitors, or (v) any supply chain disruptions or delays affecting any products or product candidates of the Company or its Subsidiary (to the extent not caused by any action or omission of the Company), or any developments relating to coverage or payor rules with respect to any products or product candidates of the Company (except, in the case of this clause (h), for any Effects occurring after the date of this Agreement that would be reasonably be expected to result in the withdrawal of Furoscix® from the U.S. market for the treatment of edema in adult patients with chronic heart failure or chronic kidney disease, including the nephrotic syndrome, which shall not be disregarded in determining whether a Company Material Adverse Effect has occurred);

(i) any recommendations, statements or other pronouncements published or proposed by any professional medical organizations or any Governmental Authority, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company, its Subsidiary or any of its competitors;

(j) any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates or Representatives, or to which Parent has consented in writing, or which Parent has requested or approved in writing, or the taking of any action expressly required by this Agreement, or the failure to take any action prohibited by this Agreement to the extent Parent fails to give its waiver or consent thereto after a timely written request from the Company therefor;

(k) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of Company Material Adverse Effect); or

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(l) any Legal Proceedings made or brought by any of the current or former Company Stockholders (directly on their own behalf or derivatively in the right of or otherwise on behalf of the Company) against the Company arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of this Agreement or from allegations of false or misleading public disclosure by the Company with respect to this Agreement.

“Company Option” shall mean an option to purchase Company Shares.

“Company Preferred Stock” shall mean the preferred stock, par value $0.0001 per share, of the Company.

“Company Product” shall mean any pharmaceutical product that is being clinically developed, tested, manufactured, sold or distributed by or on behalf of the Company or its Subsidiary and that is owned by, licensed to, or otherwise used in the business of, the Company or its Subsidiary.

“Company Registered Intellectual Property Rights” shall mean all Registered Intellectual Property Rights within the Company Intellectual Property Rights.

“Company RSU Award” shall mean any award of restricted stock units with respect to Company Shares that is, at the time of determination, subject to vesting or forfeiture conditions.

“Company Shares” has the meaning set forth in the Recitals.

“Company Stock Awards” shall mean the Company Options and the Company RSU Awards.

“Company Stock Plans” shall mean the Company’s 2014 Stock Incentive Plan, 2017 Stock Option and Incentive Plan, 2017 Employee Stock Purchase Plan and 2023 Employment Inducement Award Plan.

“Company Stockholders” has the meaning set forth in Section 2.1(b).

“Company Warrants” shall mean any warrant to purchase or otherwise acquire Company Shares that is, at the time of determination, unexercised.

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) as to Required Information consisting of historical financial statements of the Company or any of its Subsidiaries, such financial statements fairly present in all material respects the financial condition and results of operations as of and for the periods covered thereby and in form and substance reasonably necessary for the Financing Sources to receive customary accountants’ comfort letters, and (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information.

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“Consent” shall mean any approval, consent, license, ratification, permission, waiver, order or authorization (including from any Governmental Authority).

“Continuing Employees” shall mean all employees of the Company or its Subsidiary immediately prior to the Effective Time who continue their employment with Parent, Surviving Company or any of their respective Subsidiaries or Affiliates immediately following the Effective Time.

“Contract” shall mean any legally binding contract, subcontract, agreement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument, including all amendments thereto.

“CVR” has the meaning set forth in the Recitals.

“CVR Agreement” shall mean the Contingent Value Rights Agreement in the form attached hereto as Annex III to be entered into between Parent and a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of a CVR in the Transactions.

“Data Protection Laws” shall mean any Laws applicable to the Company or its Subsidiary relating to (i) the Processing of data, data privacy, and data security, (ii) data breach notification or Security Incident notification requirements; (iii) direct marketing, e-mails, communication by text messages or initiation, transmission, monitoring, recording, or receipt of communications (in any format, including without limitation voice, video, email, phone, text messaging, or otherwise); or (iv) consumer protection related to the privacy, security, or protection of Personal Information.

“Data Protection Requirements” shall mean (a) all applicable Data Protection Laws, (b) the terms of any Contract by which the Company or its Subsidiary is bound relating to privacy, information security, or Processing of Personal Information, and (c) the Company’s published and posted policies, representations, statements, or notices relating to the Company’s Processing of Personal Information.

“Debt Financing” shall mean the debt financing incurred or intended to be incurred pursuant to the Loan Agreement Amendment.

“Dissenting Company Shares” has the meaning set forth in Section 3.4(e).

“Effective Time” has the meaning set forth in Section 3.2(b).

“Environmental Law” shall mean all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Substances, or to human health and safety, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.),

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the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Existing Perceptive Credit Agreement” means that certain Credit Agreement and Guaranty, dated as of August 9, 2024, by and among the Company, as borrower, the subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto, and Perceptive Credit Holdings IV, LP, as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Existing Perceptive RIF Agreement” means that certain Revenue Participation Right Purchase and Sale Agreement, dated as of August 9, 2024, by and between the Company, as seller, and Perceptive Credit Holdings IV, LP, as buyer.

“Expiration Date” has the meaning set forth in Section 2.1(c).

“Extension Deadline” has the meaning set forth in Section 2.1(c).

“FDA” shall mean the United States Food and Drug Administration or any successor thereto.

“Federal Health Care Programs” shall mean the Medicare, Medicaid and TRICARE programs and any other state or federal government health care program, as defined in 42 U.S.C. § 1320a-7b(f).

“Financing Conditions” shall mean the conditions precedent set forth in Sections I and VI of the Loan Agreement Amendment.

“Financing Sources” shall mean the lenders and other entities that have committed to provide, arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Loan Agreement Amendment, and any joinder agreements, credit agreements, indentures or other definitive documentation relating thereto, together with their Affiliates and their and their Affiliates’ officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives and their respective successors and permitted assigns.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

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“Governmental Authority” shall mean (a) any government, (b) any governmental, quasi-governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (c) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (d) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (a) through (d) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign. For the avoidance of doubt, Governmental Authority includes the FDA and any other domestic or foreign entity that regulates or has jurisdiction over the safety, efficacy, testing, quality, manufacturing, marketing, distribution, sale, storage, pricing, import or export of any Company Product.

“Hazardous Substance” shall mean any material, substance, chemical, pollutant, contaminant or waste that is defined, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, and all other ozone-depleting substances.

“Health Care Laws” shall mean collectively (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute); (b) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396y (the Medicaid statute); (c) the Federal Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), (d) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), (e) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), (f) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), (g) the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), (h) criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287; (i) the criminal fraud provisions under HIPAA; (j) the exclusion laws (42 U.S.C. § 1320a-7), and the civil monetary penalties law (42 U.S.C. § 1320a-7a), (k) Laws regarding the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; (l) federal and state Laws related to distribution, sale, or promotion of pharmaceutical products; (m) any other federal or state requirements of Law that govern Federal Health Care Programs; and (n) in each case, as amended and the regulations promulgated thereunder.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and all regulations promulgated thereunder.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

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“Incidental Contracts” shall mean all (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services, (b) material transfer agreements, (c) Contracts that are ancillary to a sale of products or services to customers or the purchase or use of software, services, equipment, reagents or other materials, (d) non-disclosure agreements entered into in the ordinary course of business, (e) non-material non-exclusive license agreements, (f) non-material services agreements entered into in the ordinary course of business, including non-material Contracts for the provision of research, development or manufacturing services, and (g) offer letters, employment agreements, consulting or contractor agreements and invention assignment agreements entered into with employees and contractors of the Company or its Subsidiary; provided that, in each case of the foregoing ((a) through (g)), (i) such Contract is entered into in the ordinary course of business and (ii) such Contract excludes any exclusive license to Intellectual Property Rights granted by or to the Company or any of its Affiliates.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination: (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by a Lien on property or assets owned by such Person, whether or not the Indebtedness secured thereby has been assumed, (d) all letters of credit, banker’s acceptances, surety or performance bonds or similar facilities issued for the account of such Person, to the extent drawn upon, (e) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (f) capital lease obligations, and (g) all guarantees of such Person of any Indebtedness of any other Person. For purposes of this Agreement, Indebtedness of the Company or its Subsidiary shall exclude any intercompany indebtedness between or among the Company and its wholly owned Subsidiary and any account payables incurred in the ordinary course of business.

“Initial Expiration Date” has the meaning set forth in Section 2.1(c).

“Intellectual Property Rights” shall mean any and all intellectual property and similar proprietary rights throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (a) United States, foreign and international patents, patent applications, and utility models, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (c) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (d) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (e) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets, know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, and (f) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing in clauses (a) through (e) anywhere in the world.

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“Intervening Event” shall mean a material Effect with respect to the Company and its Subsidiary, taken as a whole, that was not known or reasonably foreseeable to the Company Board or known by the chief executive officer, chief financial officer or any other named executive officers of the Company as of the date of this Agreement or, if known, the consequences of which were not known to or reasonably foreseeable by the Company Board or such officers of the Company as of the date of this Agreement; provided, that none of the following shall constitute an Intervening Event: (i) an Alternative Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under the Antitrust Laws, (iv) changes after the date of this Agreement in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or the fact that Company meets or exceeds any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself or (v) any regulatory or clinical development relating to any product or product candidates of the Company, its Subsidiary or their respective competitors.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“IT Systems” shall mean the computer systems, networks, hardware, digital storage media, applications, information technology and software used in the conduct of the business of the Company or its Subsidiary.

“Knowledge” shall mean, (a) with respect to the Company, the actual knowledge of any of the individuals listed on Section 1.1(a) of the Company Disclosure Letter and (b) with respect to Parent or its Subsidiaries, the actual knowledge of the executive officers of Parent, in each case of clauses (a) and (b) after reasonable inquiry of such individuals’ direct reports who would reasonably be expected to have actual knowledge of the matter in question. With respect to any matters relating to Company Intellectual Property Rights, reasonable inquiry requires consultation with external intellectual property counsel; provided, that the foregoing shall not require that an individual conduct or have conducted or obtain or have obtained any freedom to operate opinions or similar opinions of counsel or any other Company Intellectual Property Rights clearance searches, and no knowledge of any third party intellectual property that would have (but has not) been revealed by such inquiries, opinions or searches will be imputed to such executive officers or directors.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any (a) civil, criminal or administrative action, hearing, inquiry, audit, examination or investigation, or (b) litigation, suit, arbitration or other proceedings, in each of (a) and (b), by or before, or otherwise involving, any Governmental Authority.

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“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, right of first negotiation, preemptive right or other restriction of similar nature (including any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Loan Agreement” shall mean the Loan Agreement, dated as of August 6, 2025, by and among Parent, as borrower, the other credit parties party thereto from time to time, the lenders party thereto from time to time, Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders, and Blackstone Alternative Credit Advisors LP, as Blackstone representative, as amended by the Loan Agreement Amendment, and as further amended, restated, amended and restated, supplemented or otherwise modified on or prior to the date hereof.

“Loan Agreement Amendment” shall mean that certain Amendment No. 1 to Loan Agreement, dated as of August 24, 2025, by and among, inter alios, Parent, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.4(a).

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

“NASDAQ” shall mean The Nasdaq Global Select Market.

“Offer” has the meaning set forth in the Recitals.

“Offer Acceptance Time” has the meaning set forth in Section 2.1(b).

“Offer Closing” has the meaning set forth in Section 2.1(b).

“Offer Conditions” has the meaning set forth in Section 2.1(b).

“Offer Documents” has the meaning set forth in Section 2.1(e).

“Offer Price” has the meaning set forth in the Recitals.

“Offer to Purchase” has the meaning set forth in Section 2.1(b).

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“Order” shall mean any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Out of the Money Option” shall mean each Company Option which has a per Company Share exercise price that is equal to or greater than the Cash Amount.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Material Adverse Effect” shall mean any change, event, circumstance, condition, development, or effect that has the effect of preventing, materially delaying or materially impairing Parent’s or Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transactions.

“Paying Agent” has the meaning set forth in Section 3.6(a).

“Payment Fund” has the meaning set forth in Section 3.6(a).

“Payoff Letter” has the meaning set forth in Section 7.13.

“Permit” shall mean franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, Consents, certificates, approvals and Orders of any Governmental Authority.

“Permitted Liens” shall mean any of the following: (a) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been reflected in the financial statements of the Company in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ or other Liens arising or incurred in the ordinary course of business relating to obligations that are not overdue for a period greater than sixty (60) days or that are being contested in good faith by appropriate proceedings; (c) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Authorities, and minor imperfections in title, in each case, that do not materially and adversely impact the current use of the affected property, and leases and subleases of real property in the ordinary course of business; (d) Liens the existence of which are disclosed in the notes to the financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 or the Company’s subsequent Quarterly Reports on Form 10-Q, including any such Liens arising under any lines of credit or other credit facilities or arrangements of the Company or its Subsidiary in effect on the date hereof (or any replacement facilities thereto permitted pursuant to Section 6.1); (e) exceptions, restrictions, imperfections of title, charges and other Liens that do not materially and adversely interfere with the present use of the assets of the Company or its Subsidiary to which they relate; (f) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (g) with respect to leased, subleased, licensed or sublicensed personal property, the terms and conditions of the lease or license applicable thereto; (h) with respect to leased or subleased real property, the terms and conditions of the lease or sublease applicable thereto; (i) bankers liens, rights of setoff and similar

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Liens arising in the ordinary course of business, and Liens of a collection bank arising under the Section 4-208 or 4-210 of the UCC; (j) Liens in connection with cash collateral accounts serving as collateral for letters of credit, cash management obligations or other similar obligations in the ordinary course of business; (k) Liens in favor of customs and revenue authorities arising as a matter of law which secure payment of customs duties in connection with the importation of goods in the ordinary course of business; (l) purported Liens evidenced by the filing of precautionary Uniform Commercial Code financing statements relating solely to operating leases entered into in the ordinary course of business; (m) pledges or deposits made in the ordinary course of business in connection with obligations in respect of (i) surety or appeal bonds, bid or performance bonds, bids, tenders, contracts (other than contracts for the payment of money or the deferred purchase price of property or services), statutory obligations or other obligations of a like nature and (ii) leases in the ordinary course of business; (n) Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums; (o) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; and (p) Liens described in Section 1.1(b) of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personal Information” shall mean any information or data that either (i) relates to an identified or identifiable natural person, or that is reasonably capable of being used to identify, contact, or precisely locate a natural person, or (ii) is defined as “personal data,” “personal information,” or “protected health information,” under applicable Data Protection Requirements.

“Principal Stockholders” has the meaning set forth in the Recitals.

“Processing” shall mean any operation or set of operations, with respect to data, whether or not by automated means, such as the access, use, collection, treatment, processing, storage, hosting, recording, organization, adaption, alteration, transfer, retrieval, transmittal, consultation, disclosure, disposal or combination of such data.

“Purchaser Stock” has the meaning set forth in Section 3.4(c).

“Registered Intellectual Property Rights” shall mean all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document filed with, issued by, or recorded with or by, any Governmental Authority.

“Regulatory Permit” has the meaning set forth in Section 4.20(b).

“Release” shall mean any release, spill, emission, discharge, leaking, pouring, dumping or emptying, recycling, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

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“Representative” shall mean with respect to any Person, its directors, officers or other employees, controlled Affiliates, or any investment banker, attorney or other authorized agent or representative retained by such Person.

“Required Amount” has the meaning set forth in Section 5.7(c).

“Required Antitrust Approvals” shall mean any required filing, consent, approval or action required to be made or obtained or advance ruling certificate or no-action letter required to obtain an exemption from such filing, consent, approval or action pursuant to any Antitrust Law in order to consummate the Transactions set forth on Section 1.1(c) of the Company Disclosure Letter.

“Required Information” has the meaning set forth in Section 7.1(b).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Schedule 14D-9” has the meaning set forth in Section 2.2(a).

“Schedule TO” has the meaning set forth in Section 2.1(e).

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Security Incident” means (i) any unauthorized or unlawful loss of, damage to, access to, use, alteration, acquisition, encryption, theft, modification, destruction, unavailability, disclosure of, or other Processing of Sensitive Data, or (ii) unauthorized or unlawful access to, theft of, or use of, any IT Systems.

“Sensitive Data” means all (i) Personal Information and (ii) other material proprietary, sensitive, regulated, or confidential information in the Company or its Subsidiary’s possession, custody or control.

“Stockholder List Date” has the meaning set forth in Section 2.2(b).

“Subsidiary” of any Person shall mean (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof,

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directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean a bona fide written Alternative Proposal not solicited in violation of Section 6.2 of this Agreement that the Company Board determines in good faith (after consultation with its financial advisor and its outside legal counsel) to be (a) reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the Alternative Proposal and (b) if consummated, would result in a transaction that is more favorable from a financial point of view (taking into account the amount, form and timing of payment of the consideration) to the Company Stockholders (in their capacities as such) than the Transactions; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal shall be deemed references to “50%”.

“Surviving Company” has the meaning set forth in the Recitals.

“Tax” shall mean any federal, state, local or foreign income, gains, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other taxes, assessments, fees, levies, duties, tariffs, imposts, and other similar charges in the nature of a tax imposed by any Governmental Authority, including any interest, penalty or addition to tax imposed by such Governmental Authority.

“Tax Return” shall mean any report, declaration, return, information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over or responsible for the assessment, determination, reporting, collection or administration of Taxes.

“Tender Agreements” has the meaning set forth in the Recitals.

“Termination Letter” has the meaning set forth in Section 7.13.

“Transactions” shall mean (i) the execution and delivery of this Agreement, the CVR Agreement and the Tender Agreements and (ii) all of the transactions contemplated by this Agreement, the CVR Agreement and the Tender Agreements, including the Offer and the Merger.

“UCC” shall mean, with respect to any applicable jurisdiction, the Uniform Commercial Code as in effect in such jurisdiction, as may be modified from time to time.

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“Uncertificated Shares” shall mean any holder of shares of Company Common Stock held in book-entry form.

“Willful Breach” shall mean a material breach or a material failure to perform any covenant or agreement set forth in this Agreement prior to the termination of this Agreement, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, result in a material breach of this Agreement.

1.2 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(d) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) The term “or” is not exclusive.

(g) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(i) References to “$” and “dollars” are to the currency of the United States of America.

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(j) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a Company Material Adverse Effect under this Agreement.

(k) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(l) Except as otherwise specified, (i) references to any statute or Law shall be deemed to refer to such statute or Law as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(m) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(n) Where used with respect to information, the phrases “provided,” “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives including, in the case of “made available” to Parent or its Affiliates or its Representatives, material that has been posted in the “data room” (virtual or otherwise) established by the Company at least one day prior to the date hereof.

(o) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

The Offer

2.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article IX, as promptly as reasonably practicable after the date of this Agreement, subject to the Company then being prepared to file the Schedule 14D-9 on the same day as the commencement of the Offer, and having complied in all material respects with its obligations to provide information to Purchaser pursuant to Section 2.1(e) and Section 2.2(b), but in no event more than ten (10) Business Days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

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(b) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms, and within one (1) Business Day accept for payment (the “Offer Closing”, and the time of such acceptance for payment, the “Offer Acceptance Time”) and promptly thereafter pay for all Company Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains terms not inconsistent with those set forth in this Agreement. Purchaser and Parent expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, including by reducing the Cash Amount or the amount payable pursuant to the Milestone Payments (other than in connection with Section 2.1(g) hereof), (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Company Shares sought to be purchased in the Offer (other than pursuant to Section 2.1(g) hereof), (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Company Shares (collectively, the “Company Stockholders”) in his, her or its capacity as such, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date of the Offer (except to the extent permitted or required pursuant to Section 2.1(c)), (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (I) amend or modify the terms of the CVR or the CVR Agreement (other than as set forth in the definition thereof). The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer without the prior written consent of the Company, unless this Agreement is terminated in accordance with Article IX.

(c) Expiration and Extension of the Offer. Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall initially be scheduled to expire one minute following 11:59 p.m. Eastern time, on the twentieth (20th) Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Article IX: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted hereunder and under applicable Laws, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) the minimum period required by any Law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer or as may be necessary to resolve any comments of the SEC or NASDAQ or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, (A) any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived,

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at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied or (B) the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) (the “Minimum Tender Failure Event”), at the request of the Company, Purchaser shall extend the Offer on up to two occasions for additional periods specified by the Company of up to ten (10) Business Days per extension, to permit the Minimum Condition to be satisfied (it being understood and agreed that in the event of a Minimum Tender Failure Event, Purchaser may, in its sole discretion, extend the Offer, subject to the following proviso); provided, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Article IX and (y) the Outside Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Company Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Company Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and Purchaser agree that they shall cause the Schedule TO and all amendments, supplements and exhibits thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Laws. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly furnish in writing to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company Stockholders that may be required under applicable Laws and/or in connection with any action contemplated by this Section 2.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

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(f) Funds. Parent shall provide or cause to be provided to Purchaser all of the funds necessary to purchase the Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause each of Purchaser and the Surviving Company to perform, on a timely basis, all of Purchaser’s and Surviving Company’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Company Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) promptly after the Expiration Date (i) irrevocably accept for payment all Company Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) pay for such Company Shares.

(i) CVR Agreement. At or prior to the Offer Acceptance Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of a CVR in the Transactions.

2.2 Company Actions.

(a) Schedule 14D-9. On the day that the Offer is commenced, substantially contemporaneously with and following the filing by Parent and Purchaser of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Company Shares, in each case as and to the extent required by applicable Laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements or exhibits thereto, the “Schedule 14D-9”) that (A) unless the Company Board has made a Change in Recommendation in accordance with Section 6.2(c), shall reflect the Company Board Recommendation and (B) includes a notice of appraisal rights and other information in accordance with Section 262(d)(2) of the DGCL. Prior to such filing and dissemination, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws and for the notice to comply in all material respects with Section 262 of the DGCL. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company

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further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and to be promptly disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 2.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly, and in any event within five (5) Business Days after the date of this Agreement, furnish or cause to be furnished to Parent a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Shares and lists of securities positions of Company Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer or the Merger. The date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated (the “Stockholder List Date”) shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated. The information contained in any such labels, listings and files furnished in accordance with this Section 2.2(b) shall be held in confidence by Parent and Purchaser in accordance with the requirements of the Confidentiality Agreement.

ARTICLE III

The Merger

3.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company shall continue as the Surviving Company, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article III. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

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3.2 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Article IX, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place electronically at 7:45 a.m. Eastern time as promptly as practicable (but in any event no later than the first (1st) Business Day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, concurrently with the Closing or as soon as practicable following the Closing, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

3.3 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) The certificate of incorporation of the Surviving Company shall be amended and restated in its entirety as of the Effective Time to read as set forth in Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the DGCL and such certificate of incorporation;

(b) The bylaws of the Surviving Company shall be amended and restated in their entirety as of the Effective Time to read as set forth in Exhibit B hereto, and, as so amended, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the DGCL and such bylaws; and

(c) The directors and officers of the Surviving Company immediately after the Effective Time shall be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.

3.4 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or Purchaser, subject to any applicable withholding Tax in accordance with Section 3.7, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and other than any Dissenting Company Shares) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest. From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 3.6.

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(b) Cancellation of Company Common Stock. At the Effective Time, all shares of Company Common Stock owned by the Company (or held in the Company’s treasury), Parent, Purchaser or by any of their respective Subsidiaries (such shares, “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Purchaser Capital Stock. At the Effective Time, each issued and outstanding share of common stock of Purchaser, par value $0.0001 (the “Purchaser Stock”) shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Company and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing Purchaser Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock outstanding after the date hereof and prior to the Effective Time.

(e) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Persons who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (such shares being referred to collectively as the “Dissenting Company Shares” until such time as the holder thereof fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the Laws of the State of Delaware with respect to such shares) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 3.1. Holders of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (and in such case, at the Effective Time the Dissenting Company Shares will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of Dissenting Company Shares will cease to have any rights with regard thereto except such holder’s right to receive the appraised value of such Dissenting Company Shares to the extent afforded by Section 262 of the DGCL), except that all Dissenting Company Shares held by Persons who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will cease to be Dissenting Company Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon and subject to any applicable withholding Tax in accordance with Section 3.7, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 3.6.

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(ii) The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to lead all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle, or approve the withdrawal of, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or agree to do any of the foregoing. The Company shall provide each of the holders of Company Common Stock as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.

3.5 Company Stock Awards and Warrants.

(a) Neither Purchaser nor Parent shall assume any Company Option or substitute for any award of Company Options any similar award Purchaser or Parent stock, in connection with the Offer, Merger or any other Transactions. Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or the holder thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time (and that is not an Out of the Money Option), whether or not then vested or exercisable, shall be cancelled and converted into the right to receive (A) an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 3.7) equal to the product of (1) the excess, if any, of (x) the Cash Amount over (y) the exercise price payable per share of Company Common Stock under such Company Option and (2) the total number of shares of Company Common Stock subject to such Company Option immediately prior to such cancellation and (B) one CVR in respect of each share of Company Common Stock subject to such Company Option.

(b) No holder of an Out of the Money Option shall be entitled to any payment with respect to such Out of the Money Option before or after the Effective Time. The terms of the CVR to be issued to any holder of Company Options, and the circumstances in which any Milestone Payment (as defined in the CVR Agreement) is made in respect thereof, shall be governed solely by the CVR Agreement.

(c) Neither Purchaser nor Parent shall assume any Company RSU Award or substitute for any Company RSU Award any similar award of Purchaser or Parent stock, in connection with the Offer, Merger or any other Transactions. Effective as of immediately prior to the Effective Time, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, each Company RSU Award that is outstanding immediately prior thereto (whether vested or unvested) shall fully vest, and shall be cancelled and converted into the right to receive (A) an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 3.7) equal to the product of (1) the Cash Amount and (2) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to such cancellation and (B) one CVR in respect of each share of Company Common Stock subject to such Company RSU Award. The terms of the CVR to be issued to any holder of Company RSU Awards, and the circumstances in which any Milestone Payment is made in respect thereof, shall be governed solely by the CVR Agreement.

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(d) Treatment of Employee Stock Purchase Plan. Neither Purchaser nor Parent shall assume or continue outstanding Options (as such term is defined in the Company ESPP) or substitute similar rights for such outstanding Options. As soon as practicable following the date of this Agreement, the Company Board shall take all actions with respect to the Company ESPP that are necessary to provide that (i) each offering period that is in effect as of the date of this Agreement, and any Options thereunder, shall terminate as of the date of this Agreement and all amounts contributed thereto under such offering period shall be refunded to the applicable participants, (ii) no additional offering period shall commence under the Company ESPP after the date of this Agreement and (iii) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

(e) Treatment of Company Warrants. Effective as of immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall be treated in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any required withholding Tax as contemplated in Section 3.7. Prior to the Effective Time, the Company shall, in accordance with the terms of all unexercised and unexpired Company Warrants, deliver notices to the holders of such Company Warrants, informing such holders of the Transactions and containing such other information as the Company reasonably determines to be required pursuant to the terms of the applicable Company Warrants.

3.6 Payment for Securities; Surrender of Certificates.

(a) Payment Fund. Prior to the Effective Time, (i) Parent or Purchaser shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Company Shares to receive the aggregate Cash Amount which such holders shall become entitled pursuant to Section 2.1(b) and the aggregate Cash Amount to which such holders shall become entitled pursuant to Section 3.4(b). The agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. Substantially concurrent with the Effective Time, Parent or Purchaser shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the aggregate Cash Amount payable pursuant to Section 2.1(b) and the aggregate Cash Amount payable pursuant to Section 3.4 (together, the “Payment Fund”). In the event the Payment Fund shall be insufficient to pay the aggregate Cash Amount payable pursuant to Section 2.1(b) and the aggregate Cash Amount payable pursuant to Section 3.4, Parent shall, or shall cause Purchaser to, promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Cash Amount out of the Payment Fund in accordance with this Agreement. The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase

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agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to Article II or this Article III. Any interest and other income resulting from such investments shall be paid to the Surviving Company on the earlier of (i) one (1) year after the Effective Time or (ii) the full payment of the aggregate Cash Amount payable pursuant to Section 2.1(b) and the aggregate Cash Amount payable pursuant to Section 3.4.

(c) Procedures for Surrender. Promptly after the Effective Time, Parent shall, and shall cause the Surviving Company to, cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) and whose shares of Company Common Stock were converted pursuant to Section 3.4 into the right to receive the Merger Consideration (i) a letter of transmittal (in reasonable and customary form), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.4. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent or the Surviving Company, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article III (subject to deduction for any required withholding Tax in accordance with Section 3.7), for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (x) the Effective Time and (y) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent (or any agent designated by Parent) that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration (subject to deduction for any required withholding Tax as contemplated in Section 3.7) with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article III, without interest thereon.

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(d) Compensatory Payments. As soon as reasonably practicable after the Effective Time (but no later than fifteen (15) days after the Effective Time), Parent or Purchaser shall pay, or shall cause to be paid, through the Surviving Company’s or the applicable Subsidiary’s payroll the aggregate Cash Amount payable hereunder with respect to Company Options and Company RSU Awards (without interest and subject to deduction for any required withholding Tax as contemplated in Section 3.7) (e.g(e) ., with respect to payments made to a current or former Company employee); provided, however, that to the extent that withholding taxes are not required to be deducted and withheld by applicable Law (e.g., the holder of a Company Option is not, and was not at any time during the vesting period of the Company Option, an employee of the Company or its Subsidiary for employment tax purposes), the consideration payable pursuant to Section 3.5 with respect to such Company Option or Company RSU Award shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in this Section 3.6.

(e) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(f) Termination of Payment Fund; No Liability. At any time following the date that is twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Payment Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 3.6(c), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent or the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.4 hereof.

3.7 Withholding Rights. Parent and the Surviving Company shall be entitled to deduct and withhold, or cause the Paying Agent or any other applicable withholding agent to deduct and withhold, from the Merger Consideration (including any Milestone Payments in respect of the CVR) or any other payments made in connection with this Agreement or the CVR Agreement, as applicable, payable to a holder of Company Common Stock, Company Options, Company RSU Awards or Company Warrants or any other payee pursuant to this Agreement or the CVR Agreement any Taxes required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement or the CVR Agreement, as applicable, as having been paid to the Person in respect of which such deduction and withholding were made.

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3.8 Further Actions. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Purchaser, in the name of the Surviving Company and otherwise) to take such action.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the sections or subsections of the letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) corresponding to the particular Section or subsection in this Article IV or (other than with respect to the representations and warranties contained in Sections 4.1, 4.2(a), 4.2(c), 4.2(d), 4.3, 4.4, 4.5, 4.10, 4.24 or 4.25) otherwise disclosed in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such matter is applicable to qualify such representation and warranty, or (ii) as disclosed in any Company SEC Reports filed with or furnished to the SEC on or after January 1, 2023 and publicly available on EDGAR prior to the date hereof (excluding any disclosure under the heading “Risk Factors” or “Forward-Looking Statements” (and other disclosures to the extent predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements)), the Company hereby represents and warrants to Parent as follows:

4.1 Organization and Qualification.

(a) The Company is duly organized and validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified and in good standing as a foreign corporation or other entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature or conduct of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation, officers and directors, issued and outstanding equity interests and the holder(s) of such equity interests. Each Subsidiary of the Company is duly organized and validly existing and in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the

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Laws of its jurisdiction of organization, with all corporate or entity power and authority to own, lease and operate its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified and in good standing as a foreign corporation or other entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature or conduct of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has heretofore made available to Parent true, correct and complete copies of the certificate of incorporation and the bylaws (or similar organizational or governing documents) as currently in effect for the Company and its Subsidiary.

(d) Except as set forth on Section 4.1(d) of the Company Disclosure Letter, neither the Company nor its Subsidiary, directly or indirectly, owns any interest in any Person other than the Company’s Subsidiary (other than interests held for passive investment purposes).

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 150,000,000 Company Shares and 10,000,000 shares of Company Preferred Stock. At the close of business on August 22, 2025 (the “Capitalization Date”), (i) 53,678,797 Company Shares were issued and outstanding; (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 7,188,430 Company Shares were subject to issuance pursuant to outstanding Company Options, (iv) 1,355,716 Company Shares were subject to issuance pursuant to outstanding Company RSU Awards, (v) 2,552,048 Company Shares were reserved for future issuance under the Company Stock Plans (other than the Company ESPP), (vi) 1,424,251 Company Shares were reserved for future issuance under the Company ESPP and (vii) 1,316,345 Company Shares were reserved for future issuance upon the exercise of outstanding Company Warrants. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Company Shares except pursuant to the exercise of the purchase rights under the Company ESPP, the exercise of Company Options or Company Warrants or the settlement of Company RSU Awards outstanding as of the Capitalization Date in accordance with their terms. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. The weighted average exercise price of the Company Options outstanding as of the Capitalization Date was $5.97.

(b) Section 4.2(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the Capitalization Date, of all Company Stock Awards, indicating as applicable, with respect to each Company Stock Award then outstanding, the name of the holder of the Company Stock Award, the type of Company Stock Award, the number of Company Shares subject to such Company Stock Award, the grant date for such Company Stock Award, the exercise or purchase price, expiration date of such Company Stock Award, whether or not it is subject to performance based vesting and the applicable Company Stock Plan.

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(c) Except for the conversion privileges of the Company Stock Awards, the purchase rights under the Company ESPP and the Company Warrants, as of the close of business on the Capitalization Date, there are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights, stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or other agreements or commitments requiring the Company to issue, or other obligations requiring the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company (or, in each case, the economic equivalent thereof), (iii) obligations requiring the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Company, being referred to collectively as “Company Securities”) or (iv) obligations by the Company to make any payments based on the price or value of the Company Shares. The Company has no outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with Company Stockholders on any matter.

(d) Except for the Company Stock Awards and Company Warrants in accordance with their terms, as of the close of business on the Capitalization Date, (i) there were no outstanding obligations requiring the Company or its Subsidiary to purchase, redeem or otherwise acquire any Company Securities; (ii) there were no voting trusts or other agreements or understandings to which the Company or its Subsidiary is a party with respect to the voting of capital stock of the Company; and (iii) all outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act and “blue sky” Laws.

4.3 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6, the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (collectively, the “Enforceability Exceptions”).

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4.4 Company Board Approval. The Company Board, at a meeting duly called and held at which all of the directors of the Company were present, unanimously (i) determined that this Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

4.5 No Vote Required. Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representation set forth in the first sentence of Section 5.6, no vote of the Company Stockholders is necessary to adopt this Agreement and consummate the Transactions.

4.6 Consents and Approvals; No Violation.

(a) Assuming the accuracy of the representation set forth in the first sentence of Section 5.6, neither the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder nor the consummation of the Transactions will (a) violate or conflict with or result in any breach of any provision of the Company Charter or the bylaws of the Company (or other similar governing documents) or its Subsidiary, (b) require any Permit of, or filing with or notification to, any Governmental Authority except (i) as required pursuant to the applicable requirements of the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder, and state securities Laws or “blue sky” Laws, (ii) as may be required under the HSR Act or any applicable foreign Antitrust Laws, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with, or result in a breach of any provisions of, or require any Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Material Contract, (d) result in (or, with the giving of notice, the passage of time or otherwise, would result in) the creation or imposition of any Lien on any asset of the Company or its Subsidiary (other than Permitted Liens or a Lien created by Parent or its Affiliates) or (e) violate any Law or Order applicable to the Company or its Subsidiary or by which any of their respective assets are bound, except, in the case of clauses (b) through (e), inclusive, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.7 Reports; Financial Statements.

(a) Since January 1, 2023, the Company has filed or furnished all reports, schedules, forms, statements and other documents required by applicable Law to be filed or furnished by it with the SEC (as amended or supplemented since the time of filing, the “Company SEC Reports”), all of which have complied as of their respective filing dates (and, in the case of registration statements, as of the dates of effectiveness) or, if amended, supplemented or superseded by a subsequent filing, as of the date of the last such amendment, supplement or superseding filing, in all material respects with all applicable requirements of the Securities Act,

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the Exchange Act and the Sarbanes-Oxley Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. As of their respective dates (or, to the extent that information contained in such Company SEC Report has been amended or supplemented by a later filed Company SEC Report prior to the date of this Agreement, as of the date of such amendment or supplement) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. To the Knowledge of the Company, (i) none of the Company SEC Reports is the subject of ongoing SEC review and (ii) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company and its Subsidiary. No current or former executive officer of the Company has failed to make the certifications required of him or her under Rule 13a-14 or 15d-14 promulgated under the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report since January 1, 2023.

(b) The audited and unaudited financial statements, including the related notes and schedules thereto, of the Company included (or incorporated by reference) in the Company SEC Reports (i) complied as to form in all material respects with the applicable accounting requirements and the applicable published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) have been prepared in accordance with GAAP (except as may be described in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act) applied on a consistent basis throughout the periods involved and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiary as of their respective dates, and the stockholders’ equity, results of operations and changes in financial position or cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments). As of the date of this Agreement, the Company does not intend to correct or restate, and to the Knowledge of the Company, there is not any reasonable basis to correct or restate, any of the audited consolidated financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company filed in or furnished with the Company SEC Reports.

(c) The Company maintains, and at all times since January 1, 2023, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiary; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP

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and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiary that could have a material effect on the financial statements. Neither the Company, nor, to the Knowledge of the Company, the Company’s independent accountant, has identified or been made aware of (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material way the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(d) The Company maintains and since January 1, 2023, has maintained “disclosure controls and procedures” as defined in and required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

(f) Neither the Company nor its Subsidiary is a party to, or has entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or its Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s audited financial statements or other Company SEC Reports).

(g) Since January 1, 2023, there have not been any disagreements with the current or former independent accountants engaged as the principal accountants to audit the Company’s consolidated financial statements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if required to be disclosed in the Company SEC Reports pursuant to the published rules and regulations of the SEC applicable thereto, were not so disclosed in a timely manner.

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4.8 No Undisclosed Liabilities. Other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiary do not have any Liabilities, except for (a) liabilities disclosed on the Company’s audited balance sheet as of December 31, 2024, including the footnotes thereto, including in the Company’s Annual Report on Form 10-K for the period ended December 31, 2024, (b) liabilities incurred in the ordinary course of business since December 31, 2024 (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or misappropriation), (c) performance obligations on the part of the Company or its Subsidiary pursuant to the terms of any Material Contract (other than liabilities or obligations due to breaches thereunder) and (d) liabilities arising out of or in connection with this Agreement and the Transactions.

4.9 Absence of Certain Changes. (a) Since December 31, 2024, through the date of this Agreement, the Company and its Subsidiary have not suffered any Company Material Adverse Effect. (b) Since December 31, 2024, the Company and its Subsidiary have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement. (c) Since December 31, 2024, neither the Company nor its Subsidiary has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance. Since June 30, 2025 until the date of this Agreement, none of the Company and its Subsidiaries have taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to clauses (xiv) or (xvi) of Section 6.1.

4.10 Brokers; Certain Expenses. Except for the advisor set forth on Section 4.10 of the Company Disclosure Letter (the “Company Financial Advisor”), whose fees and expenses shall be paid by the Company, no broker, finder, investment banker or financial advisor is or would be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the Transactions based upon agreements made by or on behalf of the Company or its Subsidiary or any of their respective officers, directors or employees. The Company has made available to Parent a true and complete copy of all Contracts between the Company and the Company Financial Advisor pursuant to which the Company Financial Advisor is entitled to any payment(s) from the Company relating to the Transactions.

4.11 Employee Benefit Matters/Employees.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a complete list as of the date of this Agreement of each material Plan. For purposes of this Agreement, “Plan” means, collectively, each (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, individual consulting, pension, retirement, postretirement or retiree welfare arrangement, profit sharing, deferred compensation, employee loan, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, tax gross ups, bonus or other compensatory incentive plans, programs, policies or agreements and (iii) medical, vision, employee assistance, dental or other health and welfare plans, life insurance plans, or fringe benefit plans, in each case, sponsored, maintained or contributed to by the Company or any of its Affiliates or under which the Company or any of its Affiliates has or reasonably may have any obligation or Liability, excluding any plan or program that is sponsored solely by a Governmental Authority to

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which the Company or any of its Affiliates contributes pursuant to applicable Law (collectively, the “Plans”), other than any Plan that is an employment offer letter, employment agreement or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further Liability (or such other period provided by applicable law) and does not provide any retention, change in control or severance payments or benefits. With respect to the Plans listed on Section 4.11(a) of the Company Disclosure Letter, to the extent applicable, correct and complete copies of the following have been made available to Parent by the Company: (A) the written Plan document, if applicable, including amendments thereto; (B) the most recent annual report on Form 5500 filed with respect to each Plan for which a Form 5500 filing is required by applicable Law; (C) the most recent summary plan description for each Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (D) the most recent IRS determination, notification, or opinion letter, if any, received with respect to any applicable Plan; (E) the last three (3) years of non-discrimination testing results; and (F) all non-routine correspondence to and from any Governmental Authority within the last three (3) years.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, no event or omission has occurred that would cause any Plan to lose such qualification or require corrective action to maintain such qualification, (ii) each Plan and any related trust complies and has been maintained and administered in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws and (iii) as of the date hereof, other than routine claims for benefits, to the Knowledge of the Company, there are no Legal Proceedings, governmental audits or investigations that are currently pending against or involving any Plan or asserting any rights to or claims for benefits under any Plan.

(c) Neither the Company nor any of its Affiliates has, within the past six (6) years, maintained or contributed to, or has been obligated to maintain or contribute to, (i) a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d) No Plan provides for post-retirement or other post-employment welfare benefits other than (i) statutory liability for providing group health care continuation coverage as required by Section 4980B of the Code or any similar state Law (“COBRA”) or ERISA or any other applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) under an employment offer letter, employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize COBRA premiums or other post-employment welfare benefits for a terminated employee or the employee’s beneficiaries following such employee’s termination.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the Transactions would reasonably be expected to (either alone or upon occurrence of any additional or subsequent events in connection with the Transaction): (i) entitle any current or former employee, director or

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individual consultant or independent contractor of the Company to any material payment of compensation; (ii) materially increase the amount of compensation or benefits due to any such employee, director or individual consultant or independent contractor; (iii) accelerate the vesting, funding or time of payment of any material compensation, equity award or other material benefit to any such employee, director or individual consultant or independent contractor; or (iv) result in any payment or benefit with respect to any “disqualified individual” (as defined in Section 280G of the Code) that could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(f) No Plan provides for any tax “gross-up” or similar “make-whole” payments, reimbursement or other indemnification for any Tax or related interest or penalties as a result of Section 4999 or Section 409A of the Code.

(g) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, all Company employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination or as required under applicable Law. The Company’s relationships with all individuals who act as independent contractors, advisors, or other service providers to the Company can be terminated at any time for any reason upon no more than thirty (30) days advance notice and without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination. To the Company’s Knowledge, as of the date hereof, no officer, employee, independent contractor, consultant, or advisor (or group of such Persons) intends to terminate his or her employment or service with the Company. To the Company’s Knowledge, no officer, director, employee, independent contractor, consultant, or advisor of the Company is bound by any Contract that purports to limit the ability of such Person (i) to engage in or continue or perform any conduct, activity, duty or practice relating to the business of the Company or (ii) to assign to the Company or to any other Person any rights to any invention, improvement or discovery developed while acting in any capacity for or on behalf of the Company.

(h) There are no actions, suits, claims, charges, complaints, grievances, arbitrations, investigations, unfair labor practice charges, or other Legal Proceedings against the Company pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority, arbitrator, or otherwise in connection with the employment or engagement of any current or former employee, applicant, independent contractor, consultant, advisor, or other individual service provider of the Company.

(i) The Company is not, and has never been, a party to any collective bargaining agreement, and there are no labor unions or other organizations representing any employee of the Company and, to the Company’s Knowledge, there is no pending or threatened union organizing campaign being conducted against the Company. There is no pending, nor has there ever been any, labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company.

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(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company is in compliance with all applicable Laws relating to labor, employment, and employment practices, including Laws relating to discrimination, retaliation, harassment, hours of work and the payment of wages or overtime wages, termination of employment, leave of absence rights, immigration, labor relations, classification of workers as employees or independent contractors, classification of employees as exempt or non-exempt, disability rights or benefits, workers’ compensation, unemployment compensation and insurance, whistle-blowing, and working conditions or employee safety or health.

(k) Since January 1, 2022, no claims of discrimination, retaliation, sexual harassment, harassment, or similar misconduct have been made against the Company or a Company officer, director, or supervisory employee regarding actions or omissions of such Person during the course of their employment or engagement with the Company. The Company has not entered into any settlement agreement related to allegations of discrimination, retaliation, sexual harassment, harassment, or similar misconduct by any Company officer, director, or supervisory employee.

4.12 Litigation. As of the date hereof, there is no Legal Proceeding or governmental or administrative investigation, audit, inquiry or action pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiary that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Neither Company nor its Subsidiary is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened seeking to impose any legal restraint on or prohibition against the Transactions or that, if resolved adversely, would have the effect of preventing or materially delaying or making illegal, the Transactions.

4.13 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) The Company and its Subsidiary have timely filed all Tax Returns required by applicable Tax Law to be filed by or with respect to the Company or its Subsidiary with any Taxing Authority (taking into account any extensions of time within which to file such Tax Returns) and (ii) all such Tax Returns are complete and accurate in all respects. The Company and its Subsidiary have timely paid, or caused to be timely paid, all Taxes required by applicable Tax Law to be paid by or with respect to them (whether or not shown on any Tax Returns), other than Taxes being contested in good faith by appropriate proceedings for which appropriate reserves have been reflected in accordance with GAAP in the financial statements of the Company that are included in the Company SEC Reports. There are no Liens in respect of Taxes with respect to any assets or properties of the Company or its Subsidiary, except for Permitted Liens.

(b) There are no pending or threatened audits, examinations, assessments or other proceedings in respect of Taxes of the Company or its Subsidiary by any Taxing Authority, and the Company and its Subsidiary have not received written notice of any audits or proceedings from any Taxing Authority that any such audit or proceeding is contemplated or pending.

(c) The Company and its Subsidiary have not extended (which extension remains outstanding), and there are no outstanding requests, agreements, consents or waivers to extend, the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against the Company or its Subsidiary, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course.

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(d) The Company and its Subsidiary are not parties to, bound by or subject to any (i) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), which agreement will be binding on the Company or its Subsidiary after the Closing Date or (ii) private letter ruling of the Internal Revenue Service or comparable ruling of any Taxing Authority.

(e) The Company and its Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person and have complied with the information reporting and related document maintenance requirements under applicable Laws.

(f) The Company and its Subsidiary have not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Sections 355 or 361 of the Code within the past two (2) years prior to the date of this Agreement.

(g) Neither the Company nor its Subsidiary is party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements with third parties, the primary subject matter of which is not Tax and other than agreements or arrangements solely among the Company and/or its Subsidiary). Neither the Company nor its Subsidiary is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company) nor has any liability for the Taxes of another Person (other than the Company and its Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign applicable Tax Laws) or as a transferee, successor or otherwise by operation of Law.

(h) The Company and its Subsidiary have not been a party to or participated in a transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any similar provision under state or local Law.

(i) The Company and its Subsidiary have not received written notice of any claim made by a Taxing Authority in a jurisdiction where the Company or its Subsidiary do not file a Tax Return of a particular type that the Company or its Subsidiary are subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction.

(j) The Company has not been a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

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(k) Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in accounting method or use of an improper accounting method on or prior to the Closing Date; (ii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) incurred prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received or deferred revenue realized on or prior to the Closing Date outside the ordinary course of business.

(l) Notwithstanding anything to the contrary in this Agreement, Parent and its Subsidiaries agree and acknowledge that the Company does not make any representations or warranties in respect of the existence, amount, usability or any other aspect of any Tax attributes of the Company from taxable periods (or portions thereof) ending on or before the Closing Date in taxable periods (or portions thereof) following the Closing Date, including, but not limited to, net operating losses, capital loss carryforwards, Tax credit carryforwards, asset bases and depreciation periods.

4.14 Compliance with Law; Permits. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) neither the Company nor its Subsidiary is, and since January 1, 2022, has not been, in conflict with, in default with respect to or in violation of any Laws applicable to the Company or its Subsidiary or by which any property or asset of the Company or its Subsidiary is bound or affected; (b) the Company and its Subsidiary has all Permits required to own, lease or operate their properties and assets and to conduct its businesses and operations as currently conducted and such Permits are valid and in full force and effect; (c) neither the Company nor its Subsidiary has since January 1, 2022 received any written notice from any Governmental Authority threatening to revoke or suspend any such Permit; and (d) the Company and its Subsidiary is in compliance with the terms of such Permits, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of (with or without notice or lapse of time or both) any such Permit.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) each of the Company and its Subsidiary is, and at all times since January 1, 2022, has been, in compliance with all applicable Environmental Laws;

(b) there is no Legal Proceeding or Order relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or its Subsidiary or any real property currently operated or leased by the Company or its Subsidiary that remains open or unresolved;

(c) neither the Company nor its Subsidiary has since January 1, 2022 received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any Liability for the Company relating to or arising under Environmental Laws; and

(d) since January 1, 2022, there have been no Releases of Hazardous Substances on properties currently (or, to the Knowledge of the Company, formerly) owned, operated, occupied or leased by the Company or its Subsidiary that would reasonably be expected to form the basis of any Legal Proceeding or Order relating to or arising under Environmental Laws involving the Company.

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4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Company Registered Intellectual Property Rights that are Company Owned Intellectual Property Rights together with the name of the current owner(s), the applicable jurisdictions, the date of filing and/or issuance, and the application or registration numbers. Except as otherwise indicated in Section 4.16(a) of the Company Disclosure Letter, the Company is the exclusive owner of all material Company Owned Intellectual Property Rights free and clear of any Liens, other than Permitted Liens. None of the material Company Owned Intellectual Property Rights and to the Knowledge of the Company none of the material Company Licensed Intellectual Property Rights, in each case which are within the Company Registered Intellectual Property Rights, has lapsed or been abandoned, cancelled or expired, except for patents, registrations or applications abandoned or allowed to lapse in the ordinary course of business. To the Knowledge of the Company, each individual associated with the filing and prosecution of patents and applications for any material Company Owned Intellectual Property Rights which are within the Company Registered Intellectual Property Rights has complied in all material respects with all applicable duties of candor and good faith in dealing with any patent office, including the U.S. Patent and Trademark Office, in those jurisdictions where such duties exist. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company has taken commercially reasonable steps to maintain all material Company Registered Intellectual Property Rights for which it is responsible to maintain and all registration, renewal, maintenance and similar payments that are or have become due with respect to such Company Registered Intellectual Property Rights have been timely paid by or on behalf of the Company and (ii) to the Knowledge of the Company, the party responsible for maintaing all other material Company Registered Intellectual Property Rights has taken commercially reasonable steps to maintain such Company Registered Intellectual Property Rights and all registration, renewal, maintenance and similar payments that are or have become due with respect to such Company Registered Intellectual Property Rights have been timely paid.

(b) To the Knowledge of the Company, the Company owns, or holds valid licenses in, all Intellectual Property Rights that are necessary for the conduct of its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property Rights of any third party.

(c) Section 4.16(c) of the Company Disclosure Letter contains a list of all Contracts pursuant to which any Intellectual Property Rights material to the business of the Company as currently conducted is licensed, sold, assigned or otherwise conveyed or provided by a third party to the Company, other than Incidental Contracts (the “In-Licenses”).

(d) Section 4.16(d) of the Company Disclosure Letter contains a list of all Contracts pursuant to which any Company Intellectual Property Rights material to the business of the Company as currently conducted are licensed, sold, assigned, or otherwise conveyed or provided by the Company to a third party, other than Incidental Contracts and other than non-exclusive licenses granted in the ordinary course of business (the “Out-Licenses,” and together with the In-Licenses, the “IP Contracts”).

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(e) Each Person who is or was an employee or contractor of the Company or its Subsidiary and who is or was involved in the creation or development of any material Company Owned Intellectual Property Rights has executed a valid agreement containing a present assignment to the Company or its applicable Subsidiary of such employee’s or contractor’s rights to such Company Owned Intellectual Property Rights.

(f) All Company Owned Intellectual Property Rights, and to the Knowledge of the Company, all Company Licensed Intellectual Property Rights, that are material to the Company that have been issued or that have completed registration are subsisting, and, to the Knowledge of the Company, all material Company Registered Intellectual Property Rights that have been issued or that have completed registration are valid and enforceable. Since January 1, 2022, the Company has not received written notice from any third party challenging the validity, registrability, enforceability or ownership of any material Company Registered Intellectual Property Rights, nor is the Company currently a party to any proceeding relating to any such challenge, except for office actions and other ex parte proceedings in the ordinary course of prosecuting or maintaining any material Company Registered Intellectual Property Rights and, to the Knowledge of the Company, no third party has asserted or threatened any such challenge or action. No material Company Owned Intellectual Property Rights which are within the Company Registered Intellectual Property Rights are subject to any pending or outstanding injunction, directive, order, decree, award, settlement or judgment that would reasonably be expected to restrict the ownership, use, validity or enforceability of any such Company Registered Intellectual Property Rights.

(g) To the Knowledge of the Company, the conduct of the Company’s business has not since January 1, 2022 infringed, misappropriated, or otherwise violated the Intellectual Property Rights of any third party, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2022, the Company has not received any written notice from any third party, and, to the Knowledge of Company, there is no other assertion or threat from any third party, that the operation of the business of the Company as is currently conducted infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) To the Knowledge of the Company, except for any infringements or misappropriations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no third party is currently infringing or misappropriating any material Company Intellectual Property Rights. Since January 1, 2022, the Company has not been, and is not currently, a party to any proceeding (i) challenging the validity, registrability, enforceability or ownership of any third party Intellectual Property Rights or (ii) asserting that the operation of the business of any third party, or any third party products or services, infringes or misappropriates any Company Intellectual Property Rights.

(i) To the Knowledge of the Company, the consummation of the Transactions will not result in (i) the grant, assignment or transfer of any right or license to any material Company Intellectual Property Rights to any third party, or (ii) conflict with or impair the Company’s ownership of, use or rights in, to and under any material Company Intellectual Property Rights.

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(j) Except as set forth in Section 4.16(j) of the Company Disclosure Letter, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create any Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted where such funding or use of facilities or personnel results in such Governmental Authority or other entity obtaining (i) ownership of or other rights in Intellectual Property Rights that are, or would otherwise constitute, Company Owned Intellectual Property Rights, (ii) licenses, pricing rights, or access rights to any Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted, (iii) march-in rights or rights to share in revenue associated with Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted, and (iv) rights to direct manufacturing or to require U.S. manufacturing of products embodying Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted.

(k) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company’s or its Subsidiary’s business, the Company and its Subsidiary have taken reasonable steps to maintain the confidentiality of, and to protect against unauthorized disclosure of, any and all material trade secrets and other material confidential information included in Company Intellectual Property Rights. Without limiting the foregoing, to the Knowledge of the Company, each Person which has, or has had, access to any such material trade secrets and other material confidential information included in Company Intellectual Property Rights has executed a written confidentiality agreement that requires such Person to maintain the confidentiality of such Company Intellectual Property Rights, and to the Knowledge of the Company, no such Person has breached in any material respect any such agreement and there has been no material violation, infringement or unauthorized access or disclosure of the foregoing.

4.17 Data Privacy and Security.

(a) The Company and its Subsidiary have, since January 1, 2022, implemented, maintained and materially complied with reasonable administrative and technical safeguards designed to (i) protect the integrity, security and confidentiality of all Sensitive Data processed by or on behalf of the Company or its Subsidiary, and (ii) identify, prevent and mitigate Security Incidents, vulnerabilities, and risks to the security of the IT Systems and Sensitive Data processed by or on behalf of the Company or its Subsidiary. Since January 1, 2022, there have been no: (y) Security Incidents or (z) disruptions to the conduct of its business or other failures of the IT Systems, except for those would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The IT Systems are (i) in reasonably good working condition, (ii) to the Knowledge of the Company free from malicious code and material security vulnerabilities, and (iii) reasonably sufficient for the operation of the business of the Company and its Subsidiary, as applicable, as currently conducted. Since January 1, 2022, neither the Company nor its Subsidiary has received any written claim or notice from any Person, Governmental Authority, or other third party that a Security Incident may have occurred or is being investigated.

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(b) The Company and its Subsidiary are, and since January 1, 2022 have been, in compliance with applicable Data Protection Requirements, except for any noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, to the Knowledge of the Company, there have been no unauthorized uses of or access to Personal Information in the possession, custody or control of the Company or its Subsidiary that would require notification of individuals, law enforcement or any Governmental Authority under any applicable Data Protection Law. The Company and its Subsidiary have sufficient rights to permit the Processing of Personal Information by or for the Company and its Subsidiary, as applicable, as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the execution, delivery, or performance of this Agreement, nor the disclosure or transfer of Personal Information to Parent in connection with the transactions contemplated by this Agreement, will violate any applicable Data Protection Requirements, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2022 until the date hereof, neither the Company nor its Subsidiary has received written communication from any Person, Governmental Authority or other third party that alleges that the Company is not in compliance with any Data Protection Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor its Subsidiary is a covered entity or a business associate, as defined under HIPAA.

4.18 Properties.

(a) Neither the Company nor its Subsidiary owns, or has ever owned, any real property.

(b) The Company has made available to Parent true, correct and complete copies of all leases, subleases, licenses, occupancy agreements and other agreements under which the Company or its Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property (including all modifications, amendments, supplements, waivers and side letters thereto) (the “Real Property Leases”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Real Property Lease is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) all rent and other sums and charges payable by the Company or its Subsidiary as tenants thereunder are current, (iii) no termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the Knowledge of the Company, the landlord thereunder, exists under any Real Property Lease, (iv) the Company and its Subsidiary has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except Permitted Liens and (v) neither the Company nor its Subsidiary has received written notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

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(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiary has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens. Such personal property and leased real property (taken as a whole) is in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to have a Company Material Adverse Effect.

4.19 Material Contracts.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, and the Company has made available to Parent (or Parent’s outside counsel) true, correct and complete copies of, each Contract (together with all amendments thereto and waivers thereunder) (other than Plans), which is in effect as of the date hereof (or pursuant to which the Company or its Subsidiary have any continuing material obligations thereunder) and under which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective properties or assets is bound, that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) involves, by its terms, or is reasonably likely to involve aggregate payments by the Company or its Subsidiary or aggregate payments payable to the Company or its Subsidiary under such Contract of more than $1,000,000 during the 12-month period ending on December 31, 2025 (including by means of royalty payments), other than Contracts made in the ordinary course of business;

(iii) contains covenants that limit in any material respect the freedom of the Company or its Subsidiary to compete or engage in any line of business or in any geographic area;

(iv) grants any right of first refusal, right of first offer, right of first negotiation, option or similar right with respect to any equity interests or material assets or business of the Company;

(v) contains any covenant, commitment or other obligation granting any third party any exclusive rights with respect to any Company Intellectual Property Rights;

(vi) provides for or governs the formation, creation, operation, management or control of any partnership, collaboration or joint venture that is material to the business of the Company and its Subsidiary, taken as a whole;

(vii) (A) is an IP Contract or (B) provides for the joint development of products or technology with a third party which is material to the business of the Company;

(viii) is a coexistence agreement, settlement agreement, a covenant not to sue or a similar agreement, in each case under which the Company is restricted in its right to use, enforce or register any material Company Intellectual Property Rights;

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(ix) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest or asset of another Person that has continuing contingent consideration payment obligations by the Company or its Subsidiary;

(x) constitutes a manufacturing, supply, distribution, development, commercialization or marketing agreement that provides for minimum payment obligations by the Company or its Subsidiary of at least $250,000 during the 12-month period ending on December 31, 2025;

(xi) relates to Indebtedness having an outstanding principal amount in excess of $250,000;

(xii) that is a collective bargaining agreement or other Contract with any labor organization;

(xiii) provides for the employment or engagement of (A) any director or officer of the Company or (B) any employee, independent contractor, consultant, or advisor of the Company providing for an annual base salary in excess of $250,000, in each case that is not immediately terminable by the Company at-will without notice, severance, cost or other Liability;

(xiv) provides for retention payments, change of control payments, severance, accelerated vesting or any other payment or benefit that may or will become due as a result of the transactions contemplated by this Agreement;

(xv) constitutes an agreement with any Federal Health Care Program or third-party payor;

(xvi) constitutes any federal or state drug rebate or discount agreements;

(xvii) constitutes an agreement with a third-party professional employer organization, employer of record, staffing agency, or similar organization;

(xviii) is with any Affiliate of the Company or its Subsidiary, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than offer letters for employment that can be terminated at will, without severance obligations);

(xix) involves the lease or sublease of any real property;

(xx) (A) involves the settlement of any pending or threatened claim, action or proceeding, (B) is a separation agreement with any employee, independent contractor, consultant, advisor or other Person under which the Company has any current actual or potential Liability, or (C) is a settlement agreement, corporate integrity agreement, voluntary resolution agreement, Corrective and Preventive Action, consent decree, or other similar agreement with any Governmental Authority; or

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(xxi) to the extent not disclosed in response to any of clauses (i) through (xx) above, the breach or termination of which would reasonably be expected to have or result in a Company Material Adverse Effect.

Each Contract of the type described in clauses (i) through (xxi) above, other than a Plan, is referred to herein as a “Material Contract.”

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) the Company and its Subsidiary have complied with all obligations required to be performed or complied with by them under each Material Contract, (iii) there is no default or breach under any Material Contract by the Company or its Subsidiary, or, to the Knowledge of the Company, by any other party thereto, and (iv) neither the Company nor its Subsidiary, nor, to the Knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a default or breach under such Material Contract, (v) neither the Company nor its Subsidiary has received any written notice from any third party to any Material Contract that such party intends to terminate such Material Contract for any default or alleged default thereunder and (vi) there are no unresolved disputes in writing between the Company or its Subsidiary and another Person with respect to any Material Contract.

4.20 Regulatory Compliance.

(a) Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiary are, and since January 1, 2022, have been, in compliance with all Laws applicable to the Company and its Subsidiary, or by which any property, business product or other asset of the Company and its Subsidiary is bound or affected, including all applicable Health Care Laws, and (ii) since January 1, 2022, the Company and its Subsidiary have not received any written notification of any pending or threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation or arbitration from any Governmental Authority, including the FDA, alleging non-compliance by, or Liability of, the Company under any Health Care Laws. The Company and its Subsidiary, are not party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Authority and, to the Company’s Knowledge, no such action is currently contemplated, proposed or pending.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiary hold such Permits required by the FDA or any other Governmental Authority under applicable Health Care Laws for the conduct of their respective businesses as currently conducted (collectively, the “Regulatory Permits”) and all such Regulatory Permits are in full force and effect.

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(c) The development, testing, manufacture, storage, packaging, import, export, advertising, sale and promotion of the Company Products, to the extent such activities are currently being conducted, whether by or on behalf of the Company or its Subsidiary, are being conducted, and at all times since January 1, 2022 have been conducted, in compliance with the terms of all Regulatory Permits and all applicable Health Care Laws, except where the failure to so comply, whether individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, (i) all reports, documents, claims, supplements, and notices required to be filed, maintained, or furnished to any Governmental Authority by the Company and its Subsidiary pursuant to any applicable Health Care Laws or Regulatory Permits have been so filed, maintained or furnished, and (ii) all such reports, documents, claims, supplements and notices were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) The clinical and pre-clinical studies conducted or sponsored by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiary have been and, if still pending, are being conducted in all material respects in accordance with all applicable Health Care Laws and Regulatory Permits. The Company has not received any written notice from the FDA or any other Governmental Authority requiring the termination or suspension of any clinical trials currently being conducted or proposed to be conducted by or on behalf of the Company or its Subsidiary with respect to any Company Product.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, neither the Company nor its Subsidiary nor any officer, director, employee or, to the Knowledge of the Company, agent of the Company or such Subsidiary has been convicted of any crime that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or (B) debarment, suspension, or exclusion under any Federal Health Care Programs or by the General Services Administration. Neither the Company nor its Subsidiary, nor any of their respective officers, directors employees, or, to the Knowledge of the Company, contractors or agents is the subject of any pending or threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Governmental Authority pursuant to any similar policy. Neither the Company nor its Subsidiary, nor any of their respective officers, directors, employees, or, to the Knowledge of the Company, contractors or agents has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke the FDA Application Integrity Policy or for any similar Governmental Authority to invoke a similar policy with respect to the Company or any Company Product. Since January 1, 2022, neither the Company nor its Subsidiary, nor any of their respective officers, directors, employees, or, to the Knowledge of the Company, contractors or agents has made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to the FDA or any similar Governmental Authority.

(f) (i) Since January 1, 2022, the Company has maintained a compliance program designed to meet the requirements of applicable Health Care Laws and that includes applicable policies, procedures and training for all employees, provided at the time of hire and at least annually thereafter; and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiary operate in compliance with such compliance program.

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(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2022, the Company and its Subsidiary have complied with all applicable requirements of the Federal Health Care Programs and other third-party payors, and (ii) there is no investigation, audit, claim review, or other action pending or, to the Knowledge of the Company, threatened, which could result in a suspension, revocation, termination, restriction, limitation, modification or nonrenewal of any third-party payor agreement or agreement with any Federal Health Care Program, or result in the exclusion of the Company or its Subsidiary from any Federal Health Care Program or third-party payor program.

4.21 Insurance. Section 4.21 of the Company Disclosure Letter sets forth a true, correct and complete list of all currently effective material insurance policies issued in favor of the Company or its Subsidiary. With respect to each insurance policy issued in favor of the Company or its Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor its Subsidiary is in breach or default, and neither the Company nor its Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, (c) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent by a court or insurance regulator of competent and applicable jurisdiction or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy and (d) as of the date hereof, there are no claims pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriters thereof.

4.22 Anti-Corruption. Neither the Company nor its Subsidiary (nor any of their respective directors, executives, or, to the Knowledge of the Company, their other respective Representatives, agents or employees) has violated the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 or any other applicable anti-corruption law.

4.23 Related Party Transactions. No current director, officer or controlled Affiliate of the Company (a) has outstanding any Indebtedness to the Company or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, transaction, agreement, arrangement or understanding with the Company (other than a Plan) of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.24 Opinion of Financial Advisor of the Company. The Company Board (or a committee thereof) has received an oral opinion (to be confirmed by delivery of a written opinion) from the Company Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the Company Stockholders in exchange for the Company Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes a signed copy of each such fairness opinion as soon as possible following the execution and delivery of this Agreement. It is agreed and understood that such opinion is for the benefit of the Company Board (in its capacity as such) and may not be relied upon by Parent or Purchaser.

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4.25 State Takeover Statutes Inapplicable. Assuming the accuracy of the representation set forth in the first sentence of Section 5.6, the Company Board (or a committee thereof) has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement, the Tender Agreements and the Transactions, and to the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to this Agreement, the Tender Agreements, the Merger or the other Transactions.

4.26 Customers and Suppliers. Section 4.26(a) of the Company Disclosure Letter sets forth a true and complete list of the top five (5) customers of the Company and its Subsidiary since January 1, 2024 through the date hereof and the aggregate amount of gross/net sales in dollars made by the Company and its Subsidiary to each such customer during such period. Section 4.26(b) of the Company Disclosure Letter sets forth a true and complete list of the top five (5) suppliers of the Company and its Subsidiary since January 1, 2024 through the date hereof and the aggregate purchase volume in dollars made by the Company and its Subsidiary from each such supplier during such period. No such customer and no such supplier of the Company and its Subsidiary has since January 1, 2024 until the date of this Agreement: (i) canceled or otherwise terminated, or made any threat in writing to the Company or its Subsidiary to cancel or otherwise terminate its relationship with the Company or its Subsidiary or (ii) at any time on or after January 1, 2024 until the date of this Agreement, decreased materially, or made any threat in writing to the Company or its Subsidiary to decrease materially, its services or supplies to the Company or its Subsidiary in the case of any such supplier, or its usage of the services of the Company and its Subsidiary in the case of any such customer.

4.27 Information Supplied. Each document required to be filed by the Company with the SEC in connection with the Offer, the Merger and the other Transactions (collectively, the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the Company Disclosure Documents will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of Parent, Purchaser or any of its or their Representatives specifically for inclusion or incorporation by reference therein.

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4.28 No Other Representations or Warranties. Except for the express written representations and warranties made by the Company contained in this Article IV, except in the event of fraud, neither the Company nor any Representative or other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Affiliates, or the Company’s business, assets, Liabilities, financial condition or results of operations or with respect to any other information provided to Parent or its Affiliates in connection with the Transactions, and Parent and its Subsidiaries expressly disclaim reliance on any representation or warranty of the Company or any other Person other than the representations and warranties expressly contained in this Article IV, except in the event of fraud.

ARTICLE V REPRESENTATIONS AND WARRANTIES OF

PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

5.1 Organization and Qualification. Each of Parent and Purchaser is a legal entity duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for such failures to be in good standing or so qualified or to have such power or authority that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.2 Authority. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, the CVR Agreement and all other agreements and documents contemplated hereby and thereby to which it is a party, to perform its covenants and obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions, have been duly and validly authorized by all necessary corporate action of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the execution and delivery by Parent or Purchaser of this Agreement, the performance by Parent of Purchaser of its covenants and obligations hereunder, or the consummation of, and to consummate, the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Exceptions. The CVR Agreement, when executed and delivered by Parent and, assuming the CVR Agreement constitutes the valid and binding obligation of the Rights Agent, shall constitute a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Exceptions.

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5.3 Information Supplied. None of the documents required to be filed by Parent or Purchaser with the SEC in connection with the Offer, the Merger or any of the other Transactions after the date of this Agreement will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of the Company or any of its Representatives in writing specifically for inclusion or incorporation by reference therein.

5.4 Consents and Approvals; No Violation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the execution and delivery of this Agreement and the CVR Agreement by Parent or Purchaser and the consummation of the Transactions do not and will not, (a) violate or conflict with or result in any breach of any provision of the respective formation or governing documents of any such entity, (b) require any Permit of, or filing with or notification to, any Governmental Authority, except (i) as required pursuant to the applicable requirements of the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder, and state securities Laws or “blue sky” Laws, (ii) as may be required under the HSR Act and any applicable foreign Antitrust Laws, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with or result in a breach of any provision of or require any notice or Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or obligation to which any such entity or any of their respective Subsidiaries is a party or by which any such entity or any of its Subsidiaries or any of their respective assets may be bound, or (d) violate any Law or Order applicable to any such entity or any of its Subsidiaries or by which any of it or their respective assets are bound.

5.5 Litigation. As of the date hereof, there is no claim, Legal Proceedings, orders, judgments or decrees, or governmental or administrative investigation, review or action pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries that would, or seeks to, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would, or seeks to, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

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5.6 Interested Stockholder. Neither Parent nor any of its Affiliates (including Purchaser), nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof, is, or has been at any time during the period commencing three (3) years prior to the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. Neither Parent nor Purchaser nor any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities of the Company or any options, warrants or other rights to acquire securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

5.7 Financing; Solvency.

(a) On or prior to the date hereof, Parent has delivered to the Company a complete and correct copy of the executed Loan Agreement Amendment, including all exhibits and schedules thereto, as in effect on the date hereof.

(b) The Loan Agreement Amendment is, as of the date hereof, in full force and effect and is the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, in each case except as enforcement thereof may be limited against Parent by the Enforceability Exceptions. As of the date hereof, the Loan Agreement Amendment has not been terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect, and, to the Knowledge of Parent, no such termination, rescission, amendment, supplement or modification is presently contemplated (other than amendments or modifications that are permitted by Section 7.1(a)). The Amendment No. 1 Incremental Term Loan Commitments (as defined in the Loan Agreement Amendment) and the Delayed Draw Commitments (as defined in the Loan Agreement Amendment) have not been withdrawn, terminated or rescinded. Except for the Loan Agreement Amendment and the Amendment No. 1 Closing Payments and Fee Letter (as defined in the Loan Agreement Amendment, a copy of which has been provided to the Company on or prior to the date of this Agreement, which may be redacted with respect to fees and other economic terms (provided that the Parent represents and warrants that the redactions in such fee letter do not permit the imposition of any new conditions (or the expansion of any existing conditions) to obtaining the Debt Financing in the Required Amount on or prior to the Closing Date)), as of the date hereof, there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing that impose any additional conditions or other contingencies thereto, modify any conditions thereto or otherwise affect the availability of the Debt Financing. There are no conditions precedent or other contingencies related to the obligations of the parties thereunder to make the Required Amount of the Debt Financing available to Parent on the Closing Date, other than the Financing Conditions. As of the date hereof, Parent has no reason to believe that it will be unable to satisfy any Financing Condition, nor any reason to believe that any Financing Condition will not be satisfied. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent and (to the Knowledge of Parent) any of the other parties thereto, under any term of the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) (provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Article IV, or the Company’s compliance with its obligations under the terms of this Agreement). Parent has fully paid any and all commitment fees or other fees or deposits required by the Loan Agreement Amendment, the Amendment No. 1 Closing Payments and Fee Letter (as defined in the Loan

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Agreement Amendment) and the Amended Loan Agreement (as defined in the Loan Agreement Amendment) to be paid on or before the date hereof. Parent acknowledges and agrees that its obligations to consummate the Merger are not subject to a condition that any financing be received by Parent or any of its Affiliates for the consummation of the Transactions.

(c) Assuming (i) the Debt Financing is funded in accordance with the Loan Agreement Amendment, (ii) the accuracy of the representations and warranties set forth in Article IV, and (iii) the performance by the Company of its obligations under this Agreement, the net proceeds of the Debt Financing (when funded in accordance with the Loan Agreement Amendment), together with Parent’s cash on hand, are, in the aggregate, sufficient to (a) pay the aggregate Merger Consideration and (b) pay all other amounts, including fees and expenses, required to be paid at the Closing by Parent in connection with the Transactions and the Debt Financing in accordance with the terms of this Agreement and the Loan Agreement Amendment (such amount, collectively, the “Required Amount”).

(d) Immediately after giving effect to the Transactions, Parent and its Subsidiaries, on a consolidated basis, will be Solvent. For purposes of this Section 5.7, the term “Solvent” with respect to Parent means that, as of any date of determination: (a) the amount of the fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, exceeds, as of such date, the amount of all Liabilities of Parent and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date; (b) the amount of the fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, is greater than the amount that will be required to pay the probable Liabilities of Parent and its Subsidiaries, taken as a whole (including contingent liabilities), as such debts and other Liabilities become absolute and matured; (c) Parent will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (d) Parent will be able to pay its Liabilities, including contingent and other liabilities, as they mature.

5.8 No Other Operations. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto. Since the date of its formation, Purchaser has not engaged in any activities that are not in connection with this Agreement and the Transactions and has no liabilities other than those contemplated by this Agreement.

5.9 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by and on behalf of Parent or Purchaser.

5.10 Absence of Certain Arrangements. As of the date of this Agreement, other than this Agreement and the Tender Agreements, none of Parent, Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement or the Transactions or (ii) the Surviving Company, its Subsidiary or any of its businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which any (i) such holder of Company Shares would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration in respect of such holder’s Company Shares, or (ii) such stockholder, director, officer, employee or other Affiliate of the Company or its Subsidiary has agreed to provide, directly or indirectly, equity investment to Parent, Purchaser or the Company to finance any portion of the Transactions.

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5.11 No Other Representations or Warranties. Except for the express written representations and warranties made by Parent and Purchaser contained in this Article V, neither Parent nor Purchaser nor any Representative or other Person on behalf of any such entity makes any express or implied representation or warranty with respect to them or any of their Affiliates or any of its or their respective business, assets, Liabilities, financial condition or results of operations or with respect to any other information provided to the Company in connection with the Transactions, and the Company expressly disclaims reliance on any representation or warranty of the Parent, Purchaser or any other Person other than the representations and warranties expressly contained in this Article V. Parent and Purchaser each acknowledge and agree that none of Parent or Purchaser is relying or has relied on (and each of Parent and Purchaser expressly disclaims reliance on) any representation or warranty of any of the Company and any other Person except for the representations and warranties of the Company expressly set forth in Article IV of this Agreement, and that any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Purchaser or any other Person are not and shall not be deemed to be or include representations or warranties of the Company (and have not been relied upon by Parent, Purchaser or any other Person) except (and only to the extent that) an express representation or warranty is made by the Company with respect to such materials or information in an express representation or warranty of the Company set forth in Article IV.

ARTICLE VI COVENANTS

6.1 Conduct of Business of the Company. Except (a) as described in Section 6.1 of the Company Disclosure Letter, (b) as required by applicable Law, (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, (x) the Company will and will cause its Subsidiary to conduct its operations in all material respects according to its ordinary course of business consistent with past practice, and the Company will and will cause its Subsidiary to use its commercially reasonable efforts to preserve intact its business organization, keep available the services of its current officers and key employees and preserve the present relationships with those Persons having significant business relationships with the Company or its Subsidiary, and (y) without limiting the generality of the foregoing, the Company will not, and will not permit its Subsidiary to:

(i) adopt any amendments to its certificate of incorporation or bylaws (or similar organizational or governing documents);

(ii) issue, sell, deliver, grant, pledge, transfer, encumber or agree or commit to issue, sell, deliver, grant, pledge, transfer or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) (other than Permitted Liens) any Company Securities or any capital stock, voting securities or other equity or ownership interests in any Subsidiary of the Company,

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other than Company Shares issuable (A) with respect to the exercise, vesting or settlement of Company Stock Awards outstanding as of the date hereof or granted in compliance with this Agreement, (B) pursuant to the Company ESPP, subject to the Company’s compliance with Section 3.5(c), or (C) upon the exercise or settlement of Company Warrants;

(iii) acquire or redeem or offer to acquire or redeem, directly or indirectly, or amend any Company Securities, other than (A) as provided by any Company Stock Plan, (B) in connection with the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, exercise and/or settlement of any Company Stock Award, or (C) the acquisition by the Company of Company Stock Awards in connection with the forfeiture of such Company Stock Awards;

(iv) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or declare, set aside, make, accrue or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of its capital stock or any other equity interests in the Company or its Subsidiary, other than dividends paid to the Company or its wholly owned Subsidiary by a wholly owned Subsidiary of the Company with regards to its capital stock or other equity interests;

(v) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiary, except for the Transactions;

(vi) (A) acquire, by means of a merger, consolidation, recapitalization or otherwise, any business, assets or securities (other than capital expenditures in accordance with subclause (xvi) below and any acquisition of assets, in the ordinary course of business), (B) sell, lease, transfer or otherwise dispose of any material assets of the Company or its Subsidiary with a fair market value in excess of $250,000, except (1) pursuant to Contracts or commitments existing as of the date of this Agreement, (2) sales of products or services in the ordinary course of business, (3) Incidental Contracts, (4) non-exclusive licenses entered into in the ordinary course of business, (5) dispositions of marketable securities in the ordinary course of business, and (6) dispositions or abandonments of immaterial tangible assets in the ordinary course of business, or (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(vii) create or form any Subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii) incur, assume or otherwise become liable for any indebtedness for borrowed money, or provide any waiver under, or agree to any amendment, waiver or modification of, the Existing Perceptive Credit Agreement or Existing Perceptive RIF Agreement;

(ix) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;

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(x) make any loans, advances (other than for ordinary course business expenses) or capital contributions to, or investments in, any other Person (other than respect to wholly owned Subsidiary) in excess of $100,000, except for advancement of expenses pursuant to (x) any indemnification agreement or (y) the Company Charter or bylaws of the Company;

(xi) forgive any loans to any employees, officers or directors of the Company, or any of the Company’s Affiliates;

(xii) change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable Law;

(xiii) (A) make, revoke or change any material Tax election, (B) file any material amended Tax Return, (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary for an amount materially in excess of amounts reserved, (D) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes, (E) surrender any right to claim a material Tax credit or refund, (F) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes or (G) adopt or change any material Tax accounting principle, method, period or practice;

(xiv) except as required by applicable Law or expressly required pursuant to a Plan or Contract in effect on the date hereof and set forth on Section 4.11(a) of the Company Disclosure Letter , (A) promise, grant or amend any severance, retention, change in control award, termination benefit, incentive compensation, or similar payment or benefit, (B) increase, modify or amend the compensation or benefits payable to its employees, officers, directors, individual consultants and independent contractors, and other service providers, in each case, with annual base compensation greater than $130,000 or that would, following such increase, modification or amendment, be greater than $130,000, (C) hire or engage any new employees, officers, directors, individual consultants and independent contractors, or other service providers, (D) terminate the employment or engagement (other than for cause), change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of any employee, officer, director, individual consultant or independent contractor, or other service provider, or (E) adopt, enter into, materially amend or terminate any Plan (or any plan or agreement that would be a Plan if in effect on the date hereof);

(xv) enter into any collective bargaining agreement or other labor Contract;

(xvi) make or authorize any material capital expenditure or incur any obligations, Liabilities or indebtedness in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of this Agreement and (B) any unbudgeted capital expenditure, in an amount not to exceed $250,000 individually or $500,000 in the aggregate during any fiscal quarter;

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(xvii) compromise, settle or release any Legal Proceeding or threatened Legal Proceeding, other than (A) as contemplated by Section 3.4(e) or Section 7.11, (B) any Legal Proceeding relating to a breach of this Agreement or (C) any Legal Proceeding that does not relate to any of the Transactions pursuant to a settlement that (i) results in compromises, settlements or releases that involve only the payment of money damages in an amount not greater than $250,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or its Subsidiary, or (ii) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or its Subsidiary and the payment of monies by the Company or its Subsidiary that together with any settlement made under subclause “(i)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided that this Section 6.1(xvii) shall not permit the Company or its Subsidiary to settle, release, waive or compromise any Legal Proceeding or claim that (x) provides for the grant to any third party of a license or other grant of rights to (or covenant not to sue with respect to) any Intellectual Property Rights or the splitting of any revenues in respect of any Company Product or (y) would impose any restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company or its Subsidiary;

(xviii) commence any Legal Proceeding, except routine matters in the ordinary course of business or (i) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable asset of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof) or (ii) in connection with a breach of this Agreement or any other agreements contemplated hereby or to otherwise enforce the terms of this Agreement or any other agreements contemplated hereby;

(xix) dispose of, sell, license, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any material Company Intellectual Property Rights, other than as required by applicable Law or pursuant to any Incidental Contract;

(xx) enter into a new line of business or abandon or discontinue any existing line of business;

(xxi) renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, the Company from engaging or competing in any line of business or geographic area;

(xxii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of the Company and its Subsidiary as currently in effect or materially reduce the amount of any insurance coverage provided by existing insurance policies;

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(xxiii) adopt or implement any stockholder rights plan or similar arrangement;

(xxiv) except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.1, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, except for any statement of work, purchase order or similar ancillary agreement or documentation issued under an existing Material Contract, in each case not in excess of $500,000 individually; or (B) modify, amend or terminate (other than any expiration in accordance with its terms) any Material Contract (or any Contract that would, if entered into prior to the date hereof, be a Material Contract) or waive, release, exercise or assign any material rights, material remedies or material claims thereunder; or

(xxv) authorize, or agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiary at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business and operations.

6.2 Alternative Proposals; Change in Recommendation.

(a) The Company agrees that it will not, and will cause its Subsidiary and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information with respect to or in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (iii) adopt, approve, recommend, submit to stockholders or declare advisable any Alternative Proposal, (iv) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with this Section 6.2), (v) release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to use reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, unless the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that the failure to do so is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law, (vi) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover Laws or the Company’s organizational or other governing documents or grant a waiver under Section 203 of the DGCL, or (vii) resolve, publicly propose or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiary and its and their Representatives to,

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(i) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to the date of this Agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal and (ii) (A) within three (3) Business Days of the date of this Agreement, request the prompt return or destruction of all confidential information previously furnished or made available to such persons in connection therewith (and the Company shall use its commercially reasonable efforts to have such information returned or destroyed) and (B) immediately terminate all physical and electronic data room access previously granted to any such person or its Representatives. The Company shall use reasonable best efforts to enforce the terms of each confidentiality agreement with any such person. Notwithstanding anything to the contrary contained in this Section 6.2, if at any time following the date of this Agreement and prior to the Offer Acceptance Time, (x) the Company receives a written Alternative Proposal that the Company Board (or a committee thereof) believes is bona fide, (y) the Company Board (or a committee thereof), after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal and that failure to take actions described in clauses (1) or (2) of this Section 6.2(a) is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law and (z) such Alternative Proposal was not solicited after the date of this Agreement in violation of this Section 6.2(a), then the Company and its Representatives may (1) furnish information, including confidential information, with respect to the Company and its Subsidiary to the Person making such Alternative Proposal pursuant to a customary confidentiality agreement on terms that, taken as a whole, are not materially more favorable to such Person than the provisions of the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Alternative Proposal) and that does not prohibit the Company from providing any information to Parent in accordance with or otherwise complying with the Company’s obligations under this Agreement (an “Acceptable Confidentiality Agreement”); provided that an “Acceptable Confidentiality Agreement” shall not include any confidentiality agreement that grants any exclusive right to negotiate with such counterparty; and (2) participate in discussions or negotiations regarding such Alternative Proposal with the Person or group of Persons making such Alternative Proposal. The Company shall promptly notify Parent in advance that it is taking the actions described in preceding clauses (1) or (2). The Company will not, and will cause its Subsidiary and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, an Acceptable Confidentiality Agreement. The Company shall provide Parent with an accurate and complete copy of the Acceptable Confidentiality Agreement entered into as contemplated by this Section 6.2(a) promptly (and in any event within 24 hours) of the execution thereof. In addition, prior to or substantially concurrently with providing or making available to such other Person any non-public information about the Company and its Subsidiary that was not previously provided or made available to Parent, the Company will provide such non-public information to Parent.

(b) In addition to the obligations of the Company set forth in this Section 6.2, the Company will promptly (and in any event within the shorter of one Business Day and thirty-six (36) hours after receipt) advise Parent in writing of any Alternative Proposal (other than an Alternative Proposal received prior to the date of this Agreement, but including any such Alternative Proposal that is renewed on or following the date of this Agreement) or any inquiries,

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proposals, offers or requests with respect to or that could reasonably be expected to lead to an Alternative Proposal (including any request for non-public information related to the Company). Such notification shall include the material terms and conditions of any such Alternative Proposal or such inquiry, proposal, offer or request (including the identity of the Person making any such Alternative Proposal or such inquiry, proposal, offer or request) and a copy of any written materials received from such Person or such Person’s Representatives or provided by the Company or its Representatives to such Person or such Person’s Representatives related thereto. The Company will keep Parent reasonably informed of material developments, discussions or negotiations (including with respect to any amendments or proposed amendments to any material terms or conditions) with respect to any such Alternative Proposal. The Company agrees that it will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibits the Company from complying with its obligations under this Section 6.2. The Company further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibit the Company from complying with its obligations under this Section 6.2.

(c) The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has unanimously made the Company Board Recommendation. Subject to Section 6.2(d), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. Except as otherwise provided in this Section 6.2, prior to Closing the Company Board will not: (i) (A) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in any manner adverse to Parent the Company Board Recommendation, (B) publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal, (C) make any public recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer, or (D) fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in this Section 6.2(c)(i), being referred to as a “Change in Recommendation”); or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or its Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, in connection with, or that could reasonably be expected to lead to any Alternative Proposal or requiring, or that would reasonably expected to cause, the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”). For the avoidance of doubt, a public statement that solely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Change in Recommendation.

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(d) At any time prior to the Offer Acceptance Time, the Company Board may (x) in response to a bona fide written Alternative Proposal that has not been withdrawn or the occurrence of an Intervening Event, make a Change in Recommendation or (y) in response to a bona fide written Alternative Proposal that has not been withdrawn, terminate this Agreement under Section 9.1(i) and enter into an Alternative Acquisition Agreement with respect to such Alternative Proposal; provided that: (1) in the case of such a bona fide written Alternative Proposal, (A) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal; (B) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; (C) the Company shall have given Parent a written notice therefor (a “Change in Recommendation Notice”) at least three (3) Business Days prior to effecting a Change in Recommendation or terminating this Agreement pursuant to Section 9.1(i) of its intent to take such action and specifying the reason therefor; (D) prior to effecting such Change in Recommendation or terminating this Agreement pursuant to Section 9.1(i), the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement so that such Alternative Proposal would cease to constitute a Superior Proposal; and (E) no earlier than the end of such three (3) Business Day period, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any amendments to the terms and conditions of this Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such three (3) Business Day period, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the Company Stockholders under applicable Law (and, in the case of receipt of such Alternative Proposal, that such Alternative Proposal continues to constitute a Superior Proposal); and (2) in the case of an Intervening Event, (A) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law, (B) the Company has provided a Change in Recommendation Notice to Parent prior to effecting a Change in Recommendation of its intent to take such action and specifying the reason at least three (3) Business Days prior to making any such Change in Recommendation; and (C) (i) the Company shall have specified the Intervening Event in reasonable detail, (ii) the Company shall have given Parent the three (3) Business Days after the Change in Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals so that such Intervening Event would no longer necessitate a Change in Recommendation, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (iii) after considering any amendments to the terms and conditions of this Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such three (3) Business Day period, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Change in Recommendation in response to such Intervening Event is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law. Following delivery of a Change in Recommendation Notice, (i) in the case of a Superior Proposal, in the event of any material change to the financial terms (including any change to the amount or form of consideration payable) or other material revision to the material terms or conditions of such Alternative Proposal or (ii) in the case of an Intervening Event, in the event there are material changes to the facts and circumstances relating to such Intervening Event, the Company shall provide a new Change in Recommendation Notice to Parent, and any Change in Recommendation or termination of this Agreement pursuant to Section 9.1(i) following delivery of such new Change in Recommendation Notice shall again be subject to clauses (C) through (E) of the immediately preceding sentence for a period of two (2) Business Days.

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(e) Nothing contained in this Agreement will prevent the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to the Company Stockholders) or from making any legally required disclosure to Company Stockholders (it being agreed that this sentence shall not be deemed to permit the Company Board to make a Change in Recommendation). Any “stop-look-and-listen” communication by the Company or the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Company Board Recommendation.

(f) The Company agrees that in the event that the Company or any of its directors or officers (or any of its other Representatives acting at the direction of the Company or any of its directors or officers) takes any action which, if taken by the Company, would constitute a breach of this Section 6.2, the Company shall be deemed to be in breach of this Section 6.2.

ARTICLE VII ADDITIONAL COVENANTS

7.1 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, consummate and obtain the proceeds of the Debt Financing on the terms and conditions not less favorable than those set forth in the Loan Agreement Amendment on or prior to the Closing Date (including but not limited to reasonable best efforts to (i) maintain in effect the Loan Agreement Amendment and the Amended Loan Agreement (as defined in the Loan Agreement Amendment), (ii) satisfy on a timely basis (or seek waiver of) all conditions to the Debt Financing that are within Parent’s or any of its Affiliate’s control, and (iii) in the event that the conditions set forth in Article VIII have been satisfied or, upon funding, would be satisfied or waived, draw an amount of the Debt Financing which, together with the cash on hand of Parent and the net proceeds of any offering of debt securities, is at least equal to the Required Amount. Parent shall not, without the Company’s prior written consent, amend, modify, replace, terminate or agree to any waiver under the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) if such amendment, modification, replacement, termination or waiver (i) reduces the aggregate amount of the Debt Financing to an amount that, together with Parent’s cash on hand and the net proceeds of any offering of debt securities, would be less than the Required Amount or (ii) changes the conditions to obtaining the Debt Financing or adds new or additional conditions precedent to obtaining the Debt Financing, if such change would reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing on the Closing Date) materially less likely to occur or (C) materially adversely impact the ability of the Parent to enforce its rights against the other parties to the Loan Agreement Amendment, the Amended Loan Agreement (as defined in the Loan

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Agreement Amendment) or the definitive agreements with respect thereto; provided, however, that Parent may amend the Amended Loan Agreement to add lenders who had not executed the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) as of the date hereof. Notwithstanding anything to the contrary contained in this Agreement, subject to the terms and conditions hereof, Parent shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing contemplated by the Loan Agreement Amendment from the same and/or alternative Financing Sources so long as such substitute financing is subject to funding conditions that, when taken as a whole, are not less favorable to Parent than the funding conditions set forth in the Loan Agreement Amendment and so long as such substitute financing would not adversely impact the ability of Parent to obtain the Required Amount on a timely basis. If any portion of the Debt Financing becomes unavailable on the terms and conditions or within the timing contemplated in the Loan Agreement Amendment, or the Loan Agreement Amendment or the Amended Credit Agreement (as defined in the Loan Agreement Amendment) shall be terminated or modified for any reason (but without waiving any responsibility or liability for breach by Parent of its obligations under this Agreement), then Parent shall use their reasonable best efforts to promptly and in consultation with the Company arrange to obtain alternative debt financing commitments (together with any replacements or substitutions of any of the foregoing from time to time in accordance with the terms hereof, any “Alternative Debt Financing”) from alternative lenders in an amount, when taken together with the cash on hand of Parent and the net proceeds of any offering of debt securities, not less than the Required Amount. The obligations of Parent hereunder shall apply equally to any such Alternative Debt Financing (including any new financing commitment). Upon the written request of the Company, Parent shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange such Alternative Debt Financing and shall, upon request, provide true and correct copies of all documents related to any Alternative Debt Financing to the Company promptly upon their execution. The terms “Debt Financing” and “Loan Agreement Amendment” as used herein shall be deemed to include the Debt Financing or Loan Agreement Amendment, as the case may be, that is not so superseded at the time in question or that is amended, supplemented, modified, superseded or replaced in accordance with the terms hereof and any Alternative Debt Financing entered into in accordance herewith to the extent then in effect

(b) Subject to Section 7.5, during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall use reasonable best efforts to cause its Representatives to, prepare and furnish to Parent and the Financing Sources as promptly as reasonably practicable following request therefor (i) information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing or customary for the offering and placement of debt securities, to the extent reasonably requested by Parent to assist in preparation of customary rating agency or lender presentations, bank information, offering or private placement memoranda, prospectuses and similar documents relating to such arrangement of loans or placement of debt securities and (ii) all consolidated financial statements, historical business and other financial data, and audit reports of the Company and its Subsidiaries, and any supplements thereto required in connection with any Alternative Debt Financing and any other information required or reasonably necessary for the preparation of customary offering or private placement memoranda or prospectuses in connection with an

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offering of debt securities in connection with such Alternative Debt Financing, including the Company SEC Reports; provided, that the Company SEC Reports will be deemed provided when they are timely filed with the SEC (the information referred to in clause (ii) being referred to in this Agreement as the “Required Information”).

(c) Subject to Section 7.1(d), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall use its reasonable best efforts to cause its Representatives to, upon reasonable notice, provide Parent with all customary and necessary cooperation, as may be reasonably requested by Parent in connection with obtaining the Debt Financing, including, without limitation, by:

(i) using reasonable best efforts to make the Company’s senior management and its Representatives available to participate in a reasonable and customary number of (A) meetings, due diligence sessions, drafting sessions, and meetings with the Financing Sources and/or prospective lenders in connection with any Alternative Debt Financing and (B) presentations, road shows and sessions with rating agencies in connection with any Alternative Debt Financing;

(ii) solely in connection with any Alternative Debt Financing, assisting in the preparation of those sections of any rating agency presentations, offering memoranda, private placement memoranda, road show presentations, bank information memoranda (including, to the extent necessary, (A) an additional bank information memorandum that does not include material non-public information of the Company or its securities within the meaning of United States federal and state securities laws and (B) authorization letters), prospectuses and similar documents (including, if applicable, the delivery of one or more customary representation letters), including any supplements to the foregoing, that relate to the Company and its business, operations and prospects, in each case that are required in connection with such Alternative Debt Financing;

(iii) using reasonable best efforts to obtain the consent of, and customary comfort letters (including customary “negative assurance” comfort and change period comfort) from, the Company’s past and present auditors (including by providing customary management letters and requesting legal letters to obtain such consent) if necessary or desirable for Parent’s use of the Company’s financial statements in connection with any Alternative Debt Financing;

(iv) (A) assisting in the preparation of and, in connection with the Closing, executing one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent in connection with the Debt Financing and otherwise reasonably facilitating the granting and perfection of security interests in and the pledging of collateral (including the delivery of original share certificates, together with share powers executed in blank, with respect to the Company) and (B) reasonably facilitating the taking of all corporate actions by the Company with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Debt Financing in connection with the Transactions; provided that, the effectiveness of any of the foregoing ((A) and (B)) shall be subject to the occurrence of the Effective Time;

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(v) in connection with any Alternative Debt Financing, providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);

(vi) cooperating with customary and reasonable due diligence requests in connection with the Debt Financing;

(vii) solely in connection with any Alternative Debt Financing, to the extent appropriate, using reasonable best efforts to ensure any syndication and marketing efforts benefit from the Company’s existing lending and investment banking relationships;

(viii) providing at least four (4) Business Days prior to the expected Closing Date all documentation and other information about the Company and each of its Subsidiaries as is requested by the Financing Source for the Debt Financing that is required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and the requirements of 31 C.F.R. §1010.230, to the extent reasonably requested by Parent from the Company at least seven (7) Business Days prior to the expected Closing Date;

(ix) upon the request of Parent, publicly disclosing or permitting Parent to publicly disclose, in connection with any bona fide marketing activities related to any Alternative Debt Financing, any non-public business or financial information related to the Company and/or any of its Subsidiaries that Parent reasonably determines, upon the advice of counsel, to be material to an investment decision in connection with such Alternative Debt Financing and is legally required to be disclosed in any offering documents related to any Alternative Debt Financing; provided that no such disclosure shall occur without the written consent of the Company, which consent cannot be unreasonably withheld;

(x) [reserved];

(xi) providing Parent prompt notice of any Required Information ceasing to be Compliant; and

(xii) using reasonable efforts to permit the prospective lenders involved in the Debt Financing to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections.

(d) Notwithstanding anything to the contrary contained in this Agreement (including this Section 7.1), (i) nothing herein shall require any such cooperation to the extent it would (A) require the Company or any of its Representatives, as applicable, to waive or amend any terms of this Agreement, (B) unreasonably disrupt the conduct of the ongoing business or operations of the Company or any of its Subsidiaries or Affiliates, as determined by the Company in good faith, (C) require the Company to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities that are not contingent

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upon the Effective Time or for which it is not promptly reimbursed or simultaneously indemnified, (D) require the Company to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under the certificate of incorporation or bylaws of the Company, any applicable Laws, or any Contract, (E) require the Company or its Representatives to prepare any projections or other “forward looking” or similar statements, (F) result in any officer or director of the Company or any of its Representatives incurring actual or potential personal liability with respect to any matters relating to the Debt Financing; (G) require any financial (or other) information that (1) is not produced in the ordinary course of business and (2) cannot be produced or provided without unreasonable cost or expense, (H) provide access to or disclose information that the Company determines in good faith (after consultation with counsel) would jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, the Company or any of its Subsidiaries, (I) cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing set forth in Annex I to fail to be satisfied or otherwise cause any breach of this Agreement, or (J) require the Company to deliver or cause the delivery of any legal opinions in connection with the Debt Financing; and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company or any of its Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than a customary authorization letter) shall be effective until (or that is not contingent upon) the Effective Time. Parent and its Subsidiaries and the Financing Sources may reasonably use logos of the Company in connection with the Debt Financing; provided, that such logos are used solely in conformance with the Company’s trademark usage guidelines and in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e) Upon the request of the Company and Parent will keep the Company reasonably informed on a reasonably current basis of the status of Parent’s efforts to obtain the Debt Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice of the occurrence of any material breach of or default under the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) by any party thereto of which Parent becomes aware.

(f) In the event that this Agreement is terminated in accordance with Section 9.1 (other than a termination by the Company pursuant to Section 9.1(c)), Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses incurred by the Company or its Representatives in connection with the performance of their respective obligations under this Section 7.1 (to the extent not previously reimbursed), except to the extent the relevant amounts result from the bad faith, gross negligence or willful misconduct of, or inaccuracies in the information provided by, the Company or its Representatives; it being understood and agreed that Parent shall not be required to so reimburse the Company for any costs or expenses the Company would have incurred in connection with the preparation of their respective financial statements or any audit thereof notwithstanding the Offer or the Merger.

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(g) Parent shall indemnify and hold harmless the Company and its Subsidiaries, and their respective directors, officers, employees and representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information in connection therewith, except to the extent resulting from the gross negligence, fraud or willful misconduct of the Company or any of its Affiliates or representatives, arising from incorrect or misleading information provided by the Company or any of its Affiliates, or to the extent that the indemnity relates to matters with respect to which the Parent is entitled to indemnity hereunder.

(h) Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in clause “(iii)” of Annex I, as applied to the Company’s obligations under this Section 7.1, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful Breach of its obligations under this Section 7.1.

7.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, Parent and Purchaser, on the one hand, and the Company, on the other hand, will cooperate with each other and use (and will cause their respective Subsidiaries to use) their reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws); (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Offer and the Merger; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Offer and the Merger and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or strengthening of a dominant position through merger or acquisition, and all Laws relating to foreign investment or national security matters.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within twenty (20) Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.2 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date). Parent will pay any HSR Act filing fee.

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(c) Each of the Parties hereto will use its reasonable best efforts to: (i) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Offer or the Merger, including any proceeding initiated by a private Person; (ii) promptly inform the other Party of (and supply to the other Party) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger; (iii) permit the other Party to review in advance and incorporate the other Party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the Transactions; and (iv) consult with the other Party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. The Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.2(c) in a manner so as to preserve the applicable privilege.

(d) Parent (including its Subsidiaries) shall not agree to or consummate any acquisition of any assets, business or any Person, whether by merger, consolidation or purchasing a substantial portion of the assets of or equity in any Person, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase would (i) impose any material delay in the expiration or termination of any applicable waiting period pursuant to the HSR Act or other Antitrust Laws, (ii) reasonably be expected to materially increase the risk of not obtaining any approvals and expiration of waiting periods pursuant to the HSR Act or other Antitrust Laws, or (iii) impede the Closing and/or consummation of the Transactions.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.2, if any administrative or judicial action or proceeding is instituted by a Governmental Authority (or threatened in writing to be instituted by a Governmental Authority) challenging the Offer or the Merger as violative of any Antitrust Law, each of Parent and the Company will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer and the Merger.

7.3 Public Statements and Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent. So long as this Agreement is in effect, Parent and Purchaser on the one hand, and the Company, on the other, shall not, and shall cause their respective controlled Affiliates not to, issue any other press release or make any public statement with respect to the Transactions or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned

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or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release, filing, disclosure or other public statement made pursuant to Section 6.2 (including the Company’s announcement of any Change in Recommendation in accordance with Section 6.2) or with respect to any Alternative Proposal; provided that, nothing in this Section 7.3 limits or otherwise modifies the Company’s obligations under Section 6.2, (c) statements consistent in all material respects with any release, filing disclosure or other public statements previously made in accordance with this Section 7.3, or (d) public statements regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, and internal announcements to employees, in each case, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 7.3, and provided that such public statements do not reveal material nonpublic information regarding this Agreement or the Transactions.

7.4 Anti-Takeover Laws. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Company Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to this Agreement or Transactions, then Parent, Purchaser and the Company shall cooperate and take all action reasonably available to render such Law inapplicable to the foregoing so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby; provided, however, that nothing in the foregoing shall be interpreted to require the Company Board (or a committee thereof) to take any action that would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or following a Change in Recommendation. None of Parent, Purchaser or the Company will take any action that would cause this Agreement or the Transactions to be subject to the requirements imposed by any such takeover or similar Laws; provided, however, that nothing in the foregoing shall be interpreted to require the Company or the Company Board (or a committee thereof) to refrain from taking any action that would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law or any other action following a Change in Recommendation.

7.5 Access. During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the books, records and personnel of the Company and its Subsidiary, in each case to the extent reasonably requested by Parent and its Representatives for purposes of furthering the consummation of the Transactions or integration planning relating thereto; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company or its Subsidiary to restrict or otherwise prohibit access to such documents or information, (b) granting such access would violate any obligations of the Company or its Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an

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obligation under, any then effective Contract to which the Company or its Subsidiary is a party, (c) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (d) such documents or information relate to the evaluation or negotiation of this Agreement, the Transactions or, subject to Section 6.2, an Alternative Proposal or Superior Proposal. In the event that the Company does not provide access or information in reliance on clauses (a), (b) or (c) of the preceding sentence, it shall use its reasonable best efforts to communicate or provide access to the applicable information to Parent in a way that would not violate any applicable Law, Contract or obligation or waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 7.5 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiary or create a risk of damage or destruction to any property or assets of the Company or its Subsidiary, shall be subject to the Company’s reasonable security measures and insurance requirements, and shall not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.5. Nothing in this Section 7.5 or elsewhere in this Agreement shall be construed to require the Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.

7.6 Section 16(b) Exemption. The Company and the Company Board shall take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by this Agreement by any director or executive officer of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent, the Surviving Company and the Surviving Company’s Subsidiary shall (and, Parent shall cause the Surviving Company and its Subsidiary to) honor and fulfill in all respects the obligations of the Company and its Subsidiary under (i) the indemnification agreements made available to Parent prior to the date hereof between (A) the Company and its Subsidiary and any of their current or former directors and officers and any person who becomes a director or officer of the Company or its Subsidiary prior to the Effective Time and (B) the Company and its Subsidiary and any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other Person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of the Company or its Subsidiary at the request of the Company or its Subsidiary, in each case, prior to the Effective Time (the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in the Company Charter or bylaws of the Company and in the certificate of incorporation or bylaws (or equivalent governing documents) of any Subsidiary of the Company, in each case of clauses (i) and (ii), as in effect on the date of this Agreement and with respect to the Indemnified Persons’ acts and omissions occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of

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the Effective Time, the Surviving Company and its Subsidiary shall (and Parent shall cause the Surviving Company and its Subsidiary to) cause the formation and governing documents of the Surviving Company and its Subsidiary to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the organizational and governing documents of the Company and its Subsidiary as of the date hereof, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the Indemnified Persons except as provided below.

(b) From and after the Effective Time until the sixth (6th) anniversary of the Closing Date, Parent and the Surviving Company (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Laws and the Company Charter or bylaws, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the Closing Date, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Laws and the certificate of incorporation of the Company (as in effect as of the date of this Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 7.7(b), subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 7.7(b).

(c) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured Persons than the policies of the Company in effect as of the date of this Agreement; provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase coverage as favorable to the insured Persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to

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matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Company shall (and Parent shall cause the Surviving Company to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time.

(d) Notwithstanding anything herein to the contrary, if any Indemnified Person notifies the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time that a claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) has been made, brought or threatened against such Indemnified Person, the provisions of this Section 7.7 shall continue in effect until the final, non-appealable disposition of such claim, action, suit, proceeding or investigation.

(e) In the event that Parent or the Surviving Company (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or engages in any division transaction, or (ii) transfers, conveys or otherwise disposes of all or substantially all of its properties and assets to any Person or effects any division transaction, then, in each such case, Parent shall make proper provision so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations thereof set forth in this Section 7.7.

(f) This Section 7.7 shall survive the consummation of the Merger and is intended to benefit, and from and after the Effective Time shall be enforceable by, each of the Indemnified Persons and their respective successors, assigns, heirs and legal representatives, and shall not be amended, terminated, altered, repealed or modified from and after the Effective Time in such a manner as to adversely affect any Indemnified Person without the written consent of such affected Indemnified Person. The rights provided under this Section 7.7 shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise, and are in addition to, and not in substitution for, any such other rights.

7.8 Employee Matters.

(a) From and after the Closing until December 31, 2026, Parent shall provide, or shall cause to be provided, to Continuing Employees (i) an annual base salary or hourly wage rate (as applicable), and cash bonus or other cash incentive opportunities no less favorable than those provided to such Continuing Employees immediately prior to the Effective Time and (ii) defined contribution retirement, health, welfare and employee and fringe benefits (in the aggregate but excluding equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits) that are no less favorable than (1) those provided to such Continuing Employees immediately prior to the Effective Time or (2) those provided to similarly situated employees of Parent and its Affiliates, except as set forth on Section 7.8(a) of the Company Disclosure Letter.

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(b) For purposes of vesting, calculating entitlements and eligibility to participate under the employee benefit plans of Parent (excluding plans providing for equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits), the Surviving Company or any of their respective Subsidiaries (each, a “New Plan”), Parent shall use commercially reasonable efforts to cause each Continuing Employee to be credited, to the extent applicable, with his or her years of service with the Company, its Affiliates or their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, to the extent permitted under the applicable New Plan, Parent shall use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in each applicable New Plan to the extent that coverage under such New Plan is comparable to a Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall (or shall cause the Surviving Company to) use commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall (or shall cause the Surviving Company to) use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent permitted under the applicable New Plan.

(c) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Plans will occur at the Effective Time.

(d) Nothing in this Agreement shall confer upon any Continuing Employee or other Person any right to continue in the employ or service of the Parent, the Company, the Surviving Company or their respective Affiliates. Except as expressly set forth in this Section 7.8, no provision of this Agreement: (i) shall limit the ability of the Parent, the Company, the Surviving Company or their respective Affiliates to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them (subject to the limitations set forth in Section 6.1), (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Affiliates (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its Affiliates (including, following the Effective Time, the Surviving Company and any of its Affiliates).

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7.9 Termination of 401(k) Plan. Effective as of no later than the day immediately preceding the Closing Date, the Company Board shall adopt resolutions to terminate each and every Plan that is intended to be qualified under Section 401(a) of the Code (each, a “401(k) Plan”), unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated. Unless Parent provides such written notice to the Company, the Company shall provide Parent with evidence, no later than three (3) days prior to the Closing Date, that each 401(k) Plan has been terminated pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to review and reasonable approval of Parent. The Company also shall take such other actions in furtherance of terminating each 401(k) Plan, as Parent may reasonably require.

7.10 Delisting. Each of the Parties agrees to reasonably cooperate with the other Parties in taking, or causing to be taken, all actions reasonable, necessary, proper or advisable to enable the delisting of the Company Shares from NASDAQ and termination of the registration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

7.11 Certain Litigation. Each Party shall promptly advise the other Parties of any Legal Proceeding commenced after the date hereof against such Party and/or any of its directors (in their capacity as such) by any stockholders of such entity (on their own behalf or on behalf of such entity) relating to this Agreement or the Transactions, and shall keep the other Parties reasonably informed regarding any such Legal Proceeding. Subject to execution of a customary joint defense agreement and subject to the preservation of the attorney-client or other applicable privilege, protection under the work product or other doctrine and protection of confidential information and except if the Company Board (or any committee thereof) has made a Change in Recommendation, the Company shall give Parent the opportunity to consult with the Company (and the Company shall consider in good faith any recommendation made by Parent), regarding the defense or settlement of any such Legal Proceeding. The Company may enter into any settlement agreement in respect of such Legal Proceeding against the Company and/or its directors or officers relating to this Agreement or any of the Transactions without Parent’s prior written consent subject to the terms of this Agreement.

7.12 Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. The Company shall provide a true and complete copy of the resolutions of the Compensation Committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence to Parent prior to execution of this Agreement (the form and substance of which resolutions shall be subject to review and approval of Parent).

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7.13 Payoff Letters. The Company shall deliver to Parent at least three (3) Business Days prior to the Closing Date (i) a customary payoff letter in form and substance reasonably satisfactory to the Parent and the Financing Sources (the “Payoff Letter”) in connection with the payment in full of all Obligations (as defined in the Existing Perceptive Credit Agreement) outstanding under the Existing Perceptive Credit Agreement (other than contingent indemnity obligations for which no claim has been made that expressly survive the termination of the Existing Perceptive Credit Agreement in accordance with its terms), and (ii) a customary termination letter in form and substance reasonably satisfactory to the Parent and the Financing Sources (the “Termination Letter”) in connection with the repurchase of all of the Revenue Participation Right (as defined in the Existing Perceptive RIF Agreement) under the Existing Perceptive RIF Agreement, which letters will provide for, among other customary items (and subject to receipt of the applicable payoff amount or buyout price, as applicable), customary lien and guarantee releases. Substantially concurrently with the Effective Time, the Company shall repay and discharge (or cause Parent to repay and discharge pursuant to this Agreement) in full all amounts outstanding under the terms of the Existing Perceptive Credit Agreement in accordance with the Payoff Letter and to repurchase (or cause Parent to repurchase) in full the Revenue Participation Right (as defined in the Existing Perceptive RIF Agreement) in accordance with the Termination Letter.

7.14 Product Matters. In furtherance and not in limitation of any other provision of this Agreement, and in each case to the extent practicable and permitted by applicable Laws, the Company shall (a) promptly inform Parent of any material correspondence with or material communication or written notice received after the date hereof from any Governmental Authority relating to a Company Product or product under development, (b) prior to submitting or making any correspondence, communication, filing or response to any Governmental Authority other than routine filings in the ordinary course of business, give Parent opportunity to review, as reasonably in advance as practicable under the circumstances, and consider in good faith Parent’s comments to, any such correspondence, communication, filing or response, provided that any such comments are submitted to the Company within five (5) days following Parent’s receipt of the Company’s notice to Parent and (c) consult with Parent in advance of, and give Parent’s Representatives the opportunity to attend, any material in-person or telephonic meeting or conference with any Governmental Authority, and with respect to other material inbound calls by any Governmental Authority for which the Company did not have advance notice, promptly update Parent regarding such discussions, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, promotional or marketing materials or activities relating to any Company Product or product under development; provided, however, that nothing in this Section 7.14 shall oblige the Company to incorporate or adopt any particular comments, views, or other feedback provided by Parent with respect to any meeting, conference, call, response, communication, filing, or submission made to or held with any Governmental Authority.

7.15 Company Resignations. The Company shall obtain and deliver to Parent at or prior to the Effective Time the resignation of each officer and director of each of the Company and its Subsidiary, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any employment agreement or employee benefit plan applicable to such individual’s status as an officer or director of the Company or its Subsidiary).

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7.16 FIRPTA Certificate. At or prior to Closing, the Company shall deliver to Parent a certificate issued by the Company conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3), together with an executed form of notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case in form and substance reasonably satisfactory to Parent; provided, notwithstanding anything to the contrary in this Agreement¸ that if the Company fails to deliver such a certificate, Parent’s sole and exclusive remedy is to deduct and withhold from any amounts payable as required by Tax Laws under Section 3.7.

ARTICLE VIII CONDITIONS TO THE MERGER

8.1 Merger Closing Conditions. The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction (or waiver by both the Company and Parent) at or prior to the Closing of each of the following:

(a) No Law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Merger (brought by a third party) is in effect.

(b) Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Company Shares validly tendered pursuant to the Offer and not validly withdrawn.

ARTICLE IX TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated prior to the Effective Time as follows:

(a) by the mutual written consent of the Company and Parent at any time prior to the Offer Acceptance Time;

(b) by either the Company or Parent if a Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of the Company shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Company Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Purchaser, on the other hand, to perform in any material respect any of its obligations under this Agreement;

(c) by the Company at any time prior to the Offer Acceptance Time if (i) any of the representations and warranties of Parent or Purchaser contained in this Agreement fail to be true and correct or (ii) Parent or Purchaser shall have breached or failed to comply in any material respect with any of its covenants or agreements under this Agreement that Parent or Purchaser is required to comply with or perform at or prior to the Offer Acceptance Time, and such failure or

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breach with respect to any such representation, warranty, covenant or agreement would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (A) cannot be cured by Parent or Purchaser, as applicable, by the Outside Date or (B) if curable, shall continue to be unremedied as of three (3) Business Days prior to the Outside Date or, if earlier, by the thirtieth (30th) day following delivery of notice to Parent regarding such failure or breach; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c) at any time during which the Company is then in material breach of any representation, warranty, covenant or agreement hereunder;

(d) by Parent at any time prior to the Offer Acceptance Time if (i) any of the representations and warranties of the Company contained in this Agreement fail to be true and correct such that the condition precedent set forth in clause “(ii)” of Annex I would not be satisfied or (ii) the Company shall have breached or failed to comply with any of its covenants or agreements under this Agreement such that the condition precedent set forth in clause “(ii)” of Annex I would not be satisfied, and such failure or breach with respect to any such representation, warranty, covenant or agreement (A) cannot be cured by the Outside Date or (B) if curable, shall continue to be unremedied as of three (3) Business Days prior to the Outside Date or, if earlier, the thirtieth (30th) day following delivery of notice to the Company regarding such failure or breach; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) at any time during which the Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement hereunder;

(e) by the Company or Parent if the Offer Acceptance Time does not occur on or before 5:00 p.m. Eastern time on December 23, 2025 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, however, that in the case of this Section 9.1(e), if on the Outside Date all of the conditions to closing in Section 8.1 and Annex I, other than the closing condition in clause “(v)” of Annex I and those conditions that by their nature are to be satisfied at Closing, shall have been satisfied or waived by Parent, then the Outside Date shall automatically be extended until May 25, 2026 (and all references to the Outside Date herein shall be deemed to be references to May 25, 2026);

(f) by the Company if (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a), or (ii) Purchaser shall have terminated the Offer prior to the effective Expiration Date (as may be extended in accordance with this Agreement) unless otherwise permitted to do so pursuant to this Agreement, or (iii) Purchaser shall have failed to accept and pay for all Company Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to clauses (i) or (iii) of this Section 9.1(f) if such failure was primarily due to the failure of the Company to perform in any material respect any of its obligations under this Agreement;

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(g) by Parent or the Company if the Offer (as may be extended in accordance with this Agreement) shall have expired as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) if such failure of the acceptance for payment of Company Shares or non-satisfaction of any such Offer Conditions is attributable to a failure on the part of such Party to perform in any material respect any covenant or agreement in this Agreement required to be performed by such Party at or prior to the Offer Acceptance Time and such Party has not cured such failure within ten (10) days after having received notice thereof from the other Party;

(h) by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or a Change in Recommendation shall have occurred (provided, that any written notice in and of itself, including a Change in Recommendation Notice in and of itself, of the Company’s intention to make a Change in Recommendation in advance of making a Change in Recommendation shall not result in Parent having any termination rights pursuant to this Section 9.1(h)(i)); (ii) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement within ten (10) Business Days after Parent so requests in writing or, if earlier, two (2) Business Days prior to the Expiration Date, provided, that Parent may only make such request once every thirty (30) days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer, or, if earlier, two (2) Business Days prior to the Expiration Date; or (iv) the Company shall have knowingly and intentionally breached any of its obligations pursuant to Section 6.2 in any material respect; or

(i) by the Company, in order to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 6.2(d), provided that the Company has complied in all material respects with Section 6.2(d).

9.2 Procedure Upon Termination. The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of termination to the other Party specifying the reasons for such termination.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to any Party; provided that the agreements and obligations of the Parties set forth in this Section 9.3 and in Section 7.1(f), Section 7.3, Section 9.4 and Article X hereof will survive and remain fully enforceable. In addition, nothing in this Section 9.3 relieves any Party of any liability for common law fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement. In the event of common law fraud or a Willful Breach, the aggrieved Party shall be entitled to all rights and remedies available at law or in equity (including, in the case of the Company, liability for damages based on the consideration that would have otherwise been payable in connection with the Offer and the Merger).

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9.4 Fees and Expenses.

(a) In the event that (i) this Agreement is terminated by (A) the Company or Parent pursuant to Section 9.1(e) or Section 9.1(g) and, in either case, (x) the Minimum Condition has not been satisfied prior to such termination, (y) the conditions to the Offer in clauses “(v)” and “(vi)” of Annex I are satisfied at the time of such termination and (z) in the case of termination by the Company, the right to terminate this Agreement pursuant to Section 9.1(e) is available to Parent, or (B) by Parent pursuant to Section 9.1(d) (solely if the relevant breach giving rise to a right of termination under Section 9.1(d) constitutes a Willful Breach), (ii) following the execution and delivery of this Agreement and prior to such termination of this Agreement, a bona fide Alternative Proposal is publicly proposed or publicly disclosed (whether or not conditional) or made to the Company Board prior to, and not publicly and unconditionally withdrawn at the time of, the Expiration Date or the termination of this Agreement and (iii) the Company consummates an Alternative Proposal within twelve (12) months after the date this Agreement is terminated or enters into an Alternative Acquisition Agreement within twelve (12) months after the date this Agreement is terminated and the applicable Alternative Proposal is subsequently consummated, whether before or after the expiration of such twelve (12)-month period, then the Company will pay to Parent the Termination Fee substantially concurrently with the consummation of such Alternative Proposal. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 1.1, except that the references to “20% or more” are deemed to be references to “more than 50%.”

(b) In the event this Agreement is terminated by Parent pursuant to Section 9.1(h), then the Company will pay to Parent, within two (2) Business Days after the date of termination, the Termination Fee.

(c) In the event this Agreement is terminated by the Company pursuant to Section 9.1(i), then the Company will pay to Parent, immediately prior to or simultaneously with such termination, the Termination Fee.

(d) Any payment of the Termination Fee (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(e) Except as set forth in Section 7.1(f), each Party will pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions; provided that Parent will pay 100% of the fees payable in connection with the filings required to be made under the HSR Act.

(f) The Company acknowledges that the provisions of this Section 9.4 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one (1) occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. The parties acknowledge that the agreement to pay the Termination Fee pursuant this Section 9.4 is an integral part of the transactions contemplated by this Agreement

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and constitute liquidated damages and not a penalty, and that, without these agreements to pay the Termination Fee, the parties would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event the Agreement is terminated under the circumstances in which the Termination Fee is paid: (i) the payment by the Company of the Termination Fee pursuant to this Section 9.4 shall be the sole and exclusive remedy of Parent and Purchaser each and each of their respective Affiliates, each of the direct and indirect stockholders, partners, managers or other equity or security holders of Parent and Purchaser or any of their respective Affiliates and any Representative of any of the foregoing (each, a “Parent Related Party” and, collectively, the “Parent Related Parties”), (ii) (A) none of Parent, Purchaser, any other Parent Related Party or any other Person shall, and none of Parent, Purchaser, any other Parent Related Party or any other Person shall be entitled to bring, and Parent and Purchaser hereby irrevocably covenant not to bring, threaten, commence, maintain or seek (and further covenant to cause each other Parent Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with and (B) none the Company, any Affiliates thereof, any direct or indirect stockholder, partner, manager or other equity or security holder of the Company or any Affiliate thereof or any Representative of any of the foregoing (each, a “Company Related Party” and, collectively, the “Company Related Parties”) shall have any liability for or with respect to, in the case of each of clauses (A) and (B), any action, suit, claim, proceeding, investigation, arbitration or inquiry or other Legal Proceeding against the Company or any other Company Related Party arising out of this Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Merger or any other Transactions to be consummated; provided, however, that payment of the Termination Fee will not be liquidated damages in the case of common law fraud or a Willful Breach of this Agreement by the Company. If the Company fails to timely pay the Termination Fee when due pursuant to this Section 9.4, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company for the payment of the Termination Fee as set forth in this Section 9.4, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in prosecuting such Legal Proceeding, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(g) As used herein, “Termination Fee” means a cash amount equal to $9,480,000.

ARTICLE X GENERAL PROVISIONS

10.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent, and Purchaser contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered pursuant to this Agreement shall terminate upon consummation of the Merger, and only the covenants that by their terms survive the Merger or are to be performed (in whole or in part) following the Merger shall survive the Merger in accordance with their respective terms.

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10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient or address as designated in a written notice to the other parties hereto in accordance with this Section 10.2):

(a)	if to Parent or Purchaser, to:

MannKind Corporation

30930 Russell Ranch Road

Suite 300

Westlake Village, CA 91362

Attention: General Counsel

Email: legal@mannkindcorp.com

with a copy (which shall not constitute notice) to:

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

Attention: Barbara Borden; Rowook Park

Email: bborden@cooley.com; rpark@cooley.com

(b)	if to the Company, to:

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

Attention: John Tucker

Email: [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626-1925

Attention: Scott Shean; Wesley Holmes; Bret Stancil

Email: Scott.Shean@lw.com; Wesley.Holmes@lw.com;

Bret.Stancil@lw.com

10.3 Assignment. No party may assign (by operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, that Parent may without the prior written agreement of the other party assign any or all of their respective rights and interests hereunder to the Financing Sources and any other secured lenders or financing sources for collateral security purposes, provided, that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

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10.4 Confidentiality. Parent, Purchaser and the Company hereby acknowledge that Parent and the Company have previously executed a Mutual Nondisclosure Agreement dated as of May 7, 2025 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

10.5 Amendment. To the extent permitted by applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time prior to the Offer Acceptance Time by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company; provided, however, that Section 10.3, this Section 10.5 and Sections 10.6, 10.8, 10.10(c), 10.10(d), 10.11, 10.12, 10.13 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any respect to a Financing Source without the prior written consent of the Required Lenders (as defined in the Loan Agreement).

10.6 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto (it being agreed that any extension or waiver by Parent also shall be an effective extension or waiver by Purchaser) may, to the extent permitted by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver (it being agreed that any agreement to an extension or waiver by Parent also shall be an effective extension or waiver by Purchaser) shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.7 Entire Agreement. This Agreement (including any schedules, annexes and exhibits hereto), the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, the CVR Agreement and the Tender Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE PARTIES

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CONTAINED IN THIS AGREEMENT, NEITHER PARENT, PURCHASER OR ANY OF THEIR AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

10.8 Third Party Beneficiaries. Notwithstanding anything herein to the contrary, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (a) as set forth in or contemplated by the terms and provisions of Section 7.7, (b) subject to Section 9.3 and the last sentence of this Section 10.8, the right of the Company Stockholders with respect to any damages (including damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Company Stockholders), (c) from and after the Effective Time, the rights of the Company Stockholders and the other holders of Company Securities to receive the Merger Consideration, as provided in Article II, (d) the Company Related Parties’ limitations on liability (and other protections arising from the covenants not to sue and related provisions) set forth in Section 9.4 and (e) each Financing Source shall be an express third party beneficiary with respect to this Section 10.8 and Sections 10.3, 10.5, 10.6, 10.10(c), 10.10(d), 10.11, 10.12, and 10.13 and shall be entitled to rely upon and enforce such provisions against all parties to this Agreement. Notwithstanding anything herein to the contrary, unless otherwise required by applicable Law, the rights granted pursuant to clause (b) of this Section 10.8 and the provisions of Section 9.4 with respect to the recovery of damages based on the losses suffered by the Company Stockholders (including the loss of the economic benefit of the transactions contemplated by this Agreement to the Company Stockholders) shall only be enforceable on behalf of the Company Stockholders by the Company in its sole and absolute discretion, as agent for the Company Stockholders, it being understood and agreed that any and all interests in the recovery of such losses or any such claim shall attach to the Company Shares and subsequently be transferred therewith.

10.9 Severability. In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be effected as originally contemplated to the fullest extent possible.

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10.10 Remedies; Liability of Financing Sources.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, shall be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which they are entitled to under law or equity, to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Company, on the one hand, and Parent and Purchaser, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such Party (or Parties), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party (or Parties) under this Agreement. Any Party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a Party in the case of a breach of this Agreement involving Willful Breach or common law fraud; provided, however, that in no event shall Parent or Purchaser be entitled to both the payment of the Termination Fee, on the one hand, and either specific performance or any other monetary or other remedies, on the other hand.

(c) Notwithstanding anything herein to the contrary, the Company acknowledges and agrees, on behalf of itself and its equityholders and Representatives, that it and its equityholders and Representatives shall not have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the definitive agreements with respect thereto or the transactions contemplated hereby or thereby or the performance of any services thereunder; provided, that following the Closing, the foregoing will not limit the rights of the parties to the Debt Financing under the Loan Agreement Amendment. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature in connection with this Agreement, the Debt Financing or the definitive agreements with respect thereto or the transactions contemplated hereby or thereby or the performance of any services thereunder.

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(d) The Company (on behalf of itself and its equityholders and Representatives (as each of the foregoing is determined prior to the Closing Date)):

(i) hereby waives any claims or rights against any Financing Source, and agrees that the Financing Sources shall have no liability to the Company, relating to or arising out of this Agreement, the Debt Financing, the Loan Agreement Amendment, the transactions contemplated hereby and thereby and the performance of any services thereunder, whether at law or in equity and whether in tort, contract or otherwise arising prior to the Closing Date;

(ii) hereby agrees not to commence prior to the Closing Date any suit, action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Loan Agreement Amendment, the transactions contemplated hereby and thereby or the performance of any services thereunder, whether at law or in equity and whether in tort, contract or otherwise; and

(iii) hereby agrees to cause any suit, action or proceeding asserted against any Financing Source prior to the Closing Date by or on behalf of the Company, any of its Affiliates or any Representative thereof (as each of the foregoing is determined prior to the Closing Date) in connection with this Agreement, the Debt Financing, the Loan Agreement Amendment, the transactions contemplated hereby and thereby and the performance of any services thereunder to be dismissed or otherwise terminated.

10.11 Governing Law. This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the Transactions, shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that all disputes or controversies arising out of or relating to the Debt Financing or involving the Financing Sources shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

10.12 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.12 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the state or federal courts in the State of Delaware) in the event any

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dispute or controversy arises out of this Agreement or the Transactions, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the Transactions shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the state or federal courts in the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Purchaser and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing and anything else to the contrary herein, the Company (A) agrees that it will not, and will cause its equityholders and Representatives not to, bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in, and such action shall be subject to exclusive jurisdiction of, the Supreme Court of the State of New York, County of New York sitting in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York sitting in the Borough of Manhattan (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.2 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law and (F) agrees to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 10.13.

10.13 WAIVER OF JURY TRIAL. EACH OF PARENT, PURCHASER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE LOAN AGREEMENT AMENDMENT OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

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LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.14 Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Company Material Adverse Effect, and no reference to, or disclosure of, any item or other matter in the Company Disclosure Letter shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

10.15 No Presumption Against Drafting Party. Each of Parent, Purchaser and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

10.16 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment, shall be effective as delivery of a manually executed counterpart of this Agreement.

(Remainder of Page Intentionally Left Blank)

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

MANNKIND CORPORATION

By:	/s/ Michael E. Castagna
Name:	Michael E. Castagna
Title:	Chief Executive Officer

SEACOAST MERGER SUB, INC.

By:	/s/ David Thomson
Name:	David Thomson
Title:	Secretary

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

SCPHARMACEUTICALS INC.

By:	/s/ John H. Tucker
Name: John H. Tucker
Title: Chief Executive Officer

EXHIBIT A

SURVIVING COMPANY CERTIFICATE OF INCORPORATION

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

scPharmaceuticals INC.

FIRST. The name of the corporation is scPharmaceuticals Inc. (the “Corporation”).

SECOND. The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, New Castle County, 19808. The name of the registered agent of the Corporation at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH. The total number of shares of all classes of capital stock that the Corporation shall have the authority to issue is One Thousand (1,000) shares of common stock with a par value of $0.0001 per share.

FIFTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation, subject to any specific limitation on such power contained in any Bylaws adopted by the stockholders. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

SIXTH.

A. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Sixth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article Seventh to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article Seventh shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article Seventh in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

SEVENTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

EXHIBIT B

SURVIVING COMPANY BYLAWS

Second Amended and Restated Bylaws

of

scPharmaceuticals INC.

a Delaware corporation

ARTICLE I

Offices

Section 1.1. The registered office of scPharmaceuticals Inc., a Delaware corporation (the “Corporation”), shall be in the County of New Castle, State of Delaware.

Section 1.2. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Stockholders Meetings

Section 2.1. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and the transaction of such other business as may properly be brought before the meeting in accordance with these Bylaws at such date, time and place, if any, as may be fixed by resolution of the Board of Directors of the Corporation from time to time. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but shall be held solely by means of remote communication, subject to such guidelines and procedures as the Board of Directors may adopt, as permitted by applicable law.

Section 2.2. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time only by the Chairman of the Board, if any, or pursuant to a resolution approved by a majority of the whole Board of Directors or by a committee of the Board of Directors authorized to call such meetings and by no other person. The Board of Directors may, in its sole discretion, determine that the special meeting shall not be held at any place, but shall be held solely by means of remote communication, subject to such guidelines and procedures as the Board of Directors may adopt, as permitted by applicable law. The business transacted at a special meeting of stockholders shall be limited solely to matters relating to the purpose or purposes stated in the Corporation’s notice of meeting.

Section 2.3. Notice of Meetings. A written notice of each annual or special meeting of stockholders shall be given stating the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, such notice of meeting shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting, personally, by mail or, to the extent and in the manner permitted by applicable law, by electronic facsimile or internet transmission; provided, however, a stockholder may direct the Corporation, in a writing delivered to the Secretary of the Corporation, to not send any notices of meeting by electronic or other transmission, and agrees that if such stockholder provides the Corporation with an internet address at which the stockholder can receive electronic communications the Corporation may send all such notices to such internet address unless the Stockholder advises the Corporation in writing of a change in address or that such stockholder no longer is willing to accept delivery of notices of meetings through electronic transmission. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 2.4. Adjournments. Any annual or special meeting of stockholders may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the date, time and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting in accordance with Section 2.3.

Section 2.5. Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence in person or by proxy of the holders of stock having a majority of the votes which could be cast by the holders of all outstanding stock entitled to vote at the meeting shall constitute a quorum at each meeting of stockholders. In the absence of a quorum, the stockholders so present may, by the affirmative vote of the holders of stock having a majority of the votes which could be cast by all such holders, adjourn the meeting from time to time in the manner provided in Section 2.4 of these Bylaws until a quorum is present. If a quorum is present when a meeting is convened, the subsequent withdrawal of stockholders, even though less than a quorum remains, shall not affect the ability of the remaining stockholders lawfully to transact business.

Section 2.6. Conduct; Remote Communication.

(a) Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or if there is none or in his or her absence, by the President, or in his or her absence, by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) If authorized by the Board of Directors in accordance with these Bylaws and applicable law, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (1) participate in a meeting of stockholders and (2) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.7. Voting.

(a) Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power on the matter in question.

(b) Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors of election unless so determined by the holders of stock having a majority of the votes which could be cast by the holders of all outstanding stock entitled to vote which are present in person or by proxy at such meeting. Unless otherwise provided in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast in the election of directors. Each other question shall, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of stock having a majority of the votes which could be cast by the holders of all stock entitled to vote on such question which are present in person or by proxy at the meeting.

(c) Stock of the Corporation standing in the name of another corporation and entitled to vote may be voted by such officer, agent or proxy as the Bylaws or other internal regulations of such other corporation may prescribe or, in the absence of such provision, as the board of directors or comparable body of such other corporation may determine.

(d) Stock of the Corporation standing in the name of a deceased person, a minor, an incompetent or a debtor in a case under Title 11, United States Code, and entitled to vote may be voted by an administrator, executor, guardian, conservator, debtor-in-possession or trustee, as the case may be, either in person or by proxy, without transfer of such shares into the name of the official or other person so voting.

(e) A stockholder whose voting stock of the Corporation is pledged shall be entitled to vote such stock unless on the transfer records of the Corporation the pledgor has expressly empowered the pledgee to vote such shares, in which case only the pledgee, or such pledgee’s proxy, may represent such shares and vote thereon.

(f) If voting stock is held of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (i) if only one votes, such act binds all; (ii) if more than one vote, the act of the majority so voting binds all; and (iii) if more than one votes, but the vote is evenly split on any particular matter each faction may vote such stock proportionally, or any person voting the shares, or a beneficiary, if any, may apply to the Court of Chancery of the State of Delaware or such other court as may have jurisdiction to appoint an additional person to act with the persons so voting the stock, which shall then be voted as determined by a majority of such persons and the person appointed by such court. If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of this subsection shall be a majority or even split in interest.

(g) Stock of the Corporation belonging to the Corporation, or to another corporation a majority of the shares entitled to vote in the election of directors of which are held by the Corporation, shall not be voted at any meeting of stockholders and shall not be counted in the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this Section 2.7 shall limit the right of the Corporation to vote shares of stock of the Corporation held by it in a fiduciary capacity.

Section 2.8. Proxies.

(a) Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy filed with the Secretary before or at the time of the meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing with the Secretary an instrument in writing revoking the proxy or another duly executed proxy bearing a later date.

(b) A stockholder may authorize another person or persons to act for such stockholder as proxy (i) by executing a writing authorizing such person or persons to act as such, which execution may be accomplished by such stockholder or such stockholder’s authorized officer, director, partner, employee or agent (or, if the stock is held in a trust or estate, by a trustee, executor or administrator thereof) signing such writing or causing his or her signature to be affixed to such writing by any reasonable means, including, but not limited to, facsimile signature, or (ii) by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission (a “Transmission”) to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such Transmission; provided that any such Transmission must either set forth or be submitted with information from which it can be determined that such Transmission was authorized by such stockholder.

(c) Any inspector or inspectors appointed shall examine Transmissions to determine if they are valid. If no inspector or inspectors are so appointed, the Secretary or such other person or persons as shall be appointed from time to time by the Board of Directors shall examine Transmissions to determine if they are valid. If it is determined that a Transmission is valid, the person or persons making that determination shall specify the information upon which such person or persons relied. Any copy, facsimile telecommunication or other reliable reproduction of such a writing or Transmission may be substituted or used in lieu of the original writing or Transmission for any and all purposes for which the original writing or Transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or Transmission.

Section 2.9. Fixing Date of Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled (i) to notice of or to vote at any meeting of stockholders or any adjournment thereof, (ii) to receive payment of any dividend or other distribution or allotment of any rights, (iii) to exercise any rights in respect of any change, conversion or exchange of stock, (iv) to express consent to corporate action in writing without a meeting, or (v) to take, receive or participate in any other action, the Board of Directors may fix a record date, which shall not be earlier than the date upon which the resolution fixing the record date is adopted by the Board of Directors and which (1) in the case of a determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, be not more than 60 nor less than ten days before the date of such meeting; (2) in the case of a determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall be not more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall be not more than 60 days before such action.

(b) If no record date is fixed, (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the Board of Directors may fix a new record date for the adjourned meeting.

Section 2.10. List of Stockholders Entitled to Vote. The Secretary shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, the list shall be open to the examination of any stockholder during the whole time thereof on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.11. Action By Consent of Stockholders.

(a) Unless the power of stockholders to act by consent without a meeting is restricted or eliminated by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

(b) Every written consent shall bear the date of signature of each stockholder (or his, her or its proxy) signing such consent. Prompt notice of the taking of corporate action without a meeting of stockholders by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of persons to authorize or take the action were delivered to the Corporation in the manner required by this Section 2.11. All such written consents shall be delivered to the Corporation at its registered office in the State of Delaware, at its principal place of business or to the Secretary. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested.

(c) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of these Bylaws, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. Any consent by means of telegram, cablegram or electronic transmission shall be deemed to have been signed on the date on which it was transmitted. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, at its principal place of business or to the Secretary. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to the Secretary if, to the extent and in the manner provided by resolution of the Board of Directors of the Corporation.

(d) No written consent shall be effective to authorize or take the corporate action referred to therein unless, within 60 days of the earliest dated written consent delivered to the Corporation in the manner required by this Section 2.11, written consents signed by a sufficient number of persons to authorize or take such action are delivered to the Corporation at its registered office in the State of Delaware, at its principal place of business or to the Secretary. All such written consents shall be filed with the minutes of proceedings of the stockholders, and actions authorized or taken under such written consents shall have the same force and effect as those authorized or taken pursuant to a vote of the stockholders at an annual or special meeting.

ARTICLE III

Board of Directors

Section 3.1. Number. The initial Board of Directors shall consist of two directors. Thereafter, the number of directors may be amended from time to time by resolution adopted by affirmative vote of a majority of the whole Board of Directors; provided that no such amendment may shorten the term of any incumbent director.

Section 3.2. Election; Resignation; Vacancies.

(a) Unless the Certificate of Incorporation or an amendment to these Bylaws adopted by the stockholders provides for a Board of Directors divided into two or three classes, at each annual meeting of stockholders the stockholders shall elect directors each of whom shall hold office until the next annual meeting of stockholders and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. If the Board of Directors is divided into classes, at each annual meeting at which the term of office of a class of directors expires, the stockholders shall elect directors of such class each to hold office until the annual meeting at which the terms of office of such class of directors expire and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

(b) Any director may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary. Unless otherwise stated in a notice of resignation, it shall take effect when received by the officer to whom it is directed, without any need for its acceptance.

(c) Any newly created directorship or any vacancy occurring in the Board of Directors for any reason may be filled by a majority of the remaining directors (excluding any director elected by any class or series of preferred stock), although less than a quorum, or by a plurality of the votes cast in the election of directors at a meeting of stockholders. Each director elected to replace a former director shall hold office until the expiration of the term of office of the director whom he or she has replaced and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. A director elected to fill a newly created directorship shall serve until the next annual meeting of stockholders and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Section 3.3. Regular Meetings. Unless otherwise determined by the Board of Directors, a regular annual meeting of the Board of Directors shall be held, without call or notice, immediately after and, if the annual meeting of stockholders is held at a place, at the same place as the annual meeting of stockholders, for the purpose of organizing the Board of Directors, electing officers and transacting any other business that may properly come before such meeting. If the stockholders shall elect the directors by written consent of stockholders as permitted by Section 2.11 of these Bylaws, a special meeting of the Board of Directors shall be called as soon as practicable after such election for the purposes described in the preceding sentence. Additional regular meetings of the Board of Directors may be held without call or notice at such times as shall be fixed by resolution of the Board of Directors.

Section 3.4. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, if any, the President, the Secretary or by any member of the Board of Directors. Notice of an in-person special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting. Notice of a special telephonic meeting of the Board of Directors shall be given by the person or persons calling the meeting at least two hours before the special meeting. The purpose or purposes of a special meeting need not be stated in the call or notice.

Section 3.5. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or if there is none or in his or her absence, by the President, or in his or her absence, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting. A majority of the directors present at a meeting, whether or not they constitute a quorum, may adjourn such meeting to any other date, time or place without notice other than announcement at the meeting.

Section 3.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Unless the Certificate of Incorporation or these Bylaws otherwise provide, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.7. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members present at any meeting and not disqualified from voting, whether or not a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided in these Bylaws or in the resolution of the Board of Directors designating such committee, or an amendment to such resolution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 3.8. Telephonic Meetings. Directors, or any committee of directors designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.8 shall constitute presence in person at such meeting.

Section 3.9. Informal Action by Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing (which may be in counterparts) or by electronic transmission, and the written consent or consents or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee. Such filing shall be made in paper form if the minutes of the Corporation are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III of these Bylaws.

Section 3.11. Reliance upon Records. Every director, and every member of any committee of the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors, or by any other person as to matters the director or member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, including, but not limited to, such records, information, opinions, reports or statements as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid, or with which the Corporation’s capital stock might properly be purchased or redeemed.

Section 3.12. Interested Directors. A director who is directly or indirectly a party to a contract or transaction with the Corporation, or is a director or officer of or has a financial interest in any other corporation, partnership, association or other organization which is a party to a contract or transaction with the Corporation, may be counted in determining whether a quorum is present at any meeting of the Board of Directors or a committee thereof at which such contract or transaction is considered or authorized, and such director may participate in such meeting and vote on such authorization to the extent permitted by applicable law, including Section 144 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 3.13. Compensation. Unless otherwise restricted by the Certificate of Incorporation, the Board of Directors shall have the authority to fix the compensation of directors. The directors shall be paid their reasonable expenses, if any, of attendance at each meeting of the Board of Directors or a committee thereof and may be paid a fixed sum for attendance at each such meeting and an annual retainer or salary for services as a director or committee member. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

Officers

Section 4.1. Executive Officers; Election; Qualification; Term of Office. The Board of Directors shall elect a President and may, if it so determines, elect a Chairman of the Board from among its members. The Board of Directors shall also elect a Secretary and may elect one or more Vice Presidents, one or more Assistant Secretaries, a Chief Financial Officer and one or more Assistant Treasurers. Any number of offices may be held by the same person. Each officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Section 4.2. Resignation; Removal; Vacancies. Any officer may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary. Unless otherwise stated in a notice of resignation, it shall take effect when received by the officer to whom it is directed, without any need for its acceptance. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. A vacancy occurring in any office of the Corporation may be filled for the unexpired portion of the term thereof by the Board of Directors at any regular or special meeting.

Section 4.3. Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.4. President. The President of the Corporation shall be the chief executive officer of the Corporation and shall in general supervise and control all of the business affairs of the Corporation, subject to the direction of the Board of Directors. The President may execute, in the name and on behalf of the Corporation, any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors or a committee thereof has authorized to be executed, except in cases where the execution shall have been expressly delegated by the Board of Directors or a committee thereof to some other officer or agent of the Corporation.

Section 4.5. Secretary. In addition to such other duties, if any, as may be assigned to the Secretary by the Board of Directors, the Chairman of the Board, if any, or the President, the Secretary shall (i) keep the minutes of proceedings of the stockholders, the Board of Directors and any committee of the Board of Directors in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (iii) be the custodian of the records and seal of the Corporation; (iv) affix or cause to be affixed the seal of the Corporation or a facsimile thereof, and attest the seal by his or her signature, to all certificates for shares of stock of the Corporation and to all other documents the execution of which under seal is authorized by the Board of Directors; and (v) unless such duties have been delegated by the Board of Directors to a transfer agent of the Corporation, keep or cause to be kept a register of the name and address of each stockholder, as the same shall be furnished to the Secretary by such stockholder, and have general charge of the stock transfer records of the Corporation.

Section 4.6. Chief Financial Officer. The Chief Financial Officer shall perform the duties designated by the President and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The Chief Financial Officer shall render to the Board of Directors, whenever requested, an account of the financial condition of the Corporation.

ARTICLE V

Stock Certificates and Transfers

Section 5.1. Certificate. Stock of the Corporation may be certificated and every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board, if any, or the President or a Vice President, and by the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be facsimile, stamp or other imprint. In case any officer, transfer agent, or registrar who has signed or whose facsimile, stamp or other imprint signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar continued to be such at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Certificates; Issuance of New Certificates. The Corporation may issue a new certificate for stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such stockholder’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3. Transfers of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for stock of the Corporation (if such stock is certificated) duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer or, if the relevant stock certificate is claimed to have been lost, stolen or destroyed, upon compliance with the provisions of Section 5.2 of these Bylaws, or, if such stock is not certificated, upon delivery of a duly executed and endorsed stock transfer power, and upon payment of applicable taxes with respect to such transfer, and in compliance with any restrictions on transfer applicable to such stock certificate or the shares represented thereby of which the Corporation shall have notice and subject to such rules and regulations as the Board of Directors may from time to time deem advisable concerning the transfer and registration of stock certificates, the Corporation may issue a new certificate or certificates for such stock to the person entitled thereto, cancel the old certificate and, in each case, record the transaction upon its books. Transfers of stock shall be made only on the books of the Corporation by the registered holder thereof or by such holder’s attorney or successor duly authorized as evidenced by documents filed with the Secretary or transfer agent of the Corporation. Whenever any transfer of stock shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the certificate or certificates representing such stock are presented to the Corporation for transfer, both the transferor and transferee request the Corporation to do so.

Section 5.4. Stockholders of Record. The Corporation shall be entitled to treat the holder of record of any stock of the Corporation as the holder thereof and shall not be bound to recognize any equitable or other claim to or interest in such stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by the laws of the State of Delaware.

ARTICLE VI

Notices

Section 6.1. Manner of Notice.

(a) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, whenever notice is required to be given to any stockholder, director or member of any committee of the Board of Directors, such notice may be given by (i) personal delivery, (ii) depositing it, in a sealed envelope, in the United States mails, first class, postage prepaid, addressed, (iii) delivering to a company for overnight or second day mail or delivery, (iv) delivering it to a telegraph company, charges prepaid, for transmission, or by transmitting it via telecopier, or (v) any other reliable means permitted by applicable law (including, subject to Section 6.1(b), electronic transmission) to such stockholder, director or member, either at the address of such stockholder, director or member as it appears on the records of the Corporation or, in the case of such a director or member, at his or her business address; and such notice shall be deemed to be given at the time when it is thus personally delivered, deposited, delivered or transmitted, as the case may be. Such requirement for notice shall also be deemed satisfied, except in the case of stockholder meetings, if actual notice is received orally or by other writing by the person entitled thereto as far in advance of the event with respect to which notice is being given as the minimum notice period required by law or these Bylaws.

(b) Without limiting the foregoing, any notice to stockholders given by the Corporation pursuant to these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation and shall also be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary of the Corporation, the transfer agent or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given by a form of electronic transmission in accordance with these Bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder.

Section 6.2. Dispensation with Notice.

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws to any stockholder to whom (i) notice of two consecutive annual meetings of stockholders, and all notices of meetings of stockholders or of the taking of action by stockholders by written consent without a meeting to such stockholder during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities of the Corporation during a 12-month period, have been mailed addressed to such stockholder at the address of such stockholder as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting which shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth the then current address of such stockholder, the requirement that notice be given to such stockholder shall be reinstated.

(b) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws to any person with whom communication is unlawful, the giving of such notice to such person shall not be required, and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given.

Section 6.3. Waiver of Notice. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee or directors need be specified in any written waiver of notice.

ARTICLE VII

Indemnification

Section 7.1. Indemnification of Directors and Officers.

(a) Subject to the operation of Section 7.3 of these By-laws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 7.1.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 7.1(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3) Survival of Rights. The rights of indemnification provided by this Section 7.1 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these By-laws in accordance with the provisions set forth herein.

Section 7.2. Indemnification of Non-Officer Employees. Subject to the operation of Section 7.3 of these By-laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 7.2 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

Section 7.3. Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article VII to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

Section 7.4. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these By-laws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article VII shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

Section 7.5. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

Section 7.6. Contractual Nature of Rights.

(a) The provisions of this Article VII shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article VII is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article VII nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VII shall eliminate or reduce any right conferred by this Article VII in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article VII shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article VII shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

Section 7.7. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article VII shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise.

Section 7.8. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article VII.

Section 7.9. Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

Section 7.10. Certain Definitions. For the purposes of this Article VII, the following definitions shall apply.

(a) The term “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation.

(b) The term “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation.

(c) The term “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding.

(d) The term “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding.

(e) The term “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement.

(f) The term “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer.

(g) The term “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation.

(h) The term “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(i) The term “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

ARTICLE VIII

General

Section 8.1. Fiscal year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 8.2. Seal. The corporate seal, if any, shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 8.3. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, electronic format or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 8.4. Definitions. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 8.5. Amendment of Bylaws. These Bylaws may be altered or repealed, and new Bylaws made, by the majority vote of the whole Board of Directors, provided, however, a Bylaw adopted by the holders of stock having a majority of the votes entitled to vote thereon that prescribes the required vote for the election of directors may not be altered by the Board of Directors. The holders of stock having a majority of the votes entitled to vote thereon may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.

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ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Company Shares validly tendered (and not withdrawn) pursuant to the Offer, subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of this Agreement, is subject to the satisfaction of the conditions set forth in clauses “(i)” through “(viii)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Company Shares, and, to the extent permitted by this Agreement, may (x) terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or (y) amend the Offer as otherwise permitted by this Agreement, if (in the case of (x) or (y)): (A) the Minimum Condition (as defined below) shall not be satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(ii)” through “(viii)” below shall not be satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(i) there shall have been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all Company Shares (if any) beneficially owned by Parent and its Subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(ii) the representations and warranties of the Company (a) set forth in Section 4.1(d) (Organization and Qualification) and the first and second sentences of Section 4.2(a) (Capitalization) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time, except for de minimis inaccuracies; (b) set forth in Section 4.1 (Organization and Qualification) (other than Section 4.1(d)), Section 4.2 (Capitalization) (other than the first and second sentences of Section 4.2(a)), Section 4.3 (Corporate Power; Enforceability), Section 4.4 (Company Board Approval), Section 4.5 (No Vote Required), Section 4.10 (Brokers; Certain Expenses), Section 4.24 (Opinion of Financial Advisor of the Company) and Section 4.25 (State Takeover Statutes Inapplicable) of the Agreement shall have been true and correct (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) in all material respects as of the date of the Agreement, and shall be so true and correct in all material respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time; (c) set forth in clause “(a)” of the first sentence of Section 4.9 (Absence of Certain Changes) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time; and (d) set forth in the Agreement (other than those referred to in the immediately preceding clauses “(a)”, “(b)” or “(c)”) shall have been true and correct in all respects (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) as of the date of this Agreement, and shall be so true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that in each case of the immediately preceding clauses “(a)”, “(b)”, “(c)” or “(d)”, the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in the applicable clause) as of such date only;

(iii) the Company shall have complied with or performed in all material respects all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements);

(iv) since the date of the Agreement, there shall not have been any Company Material Adverse Effect that is continuing as of the Offer Acceptance Time;

(v) all applicable waiting periods under the HSR Act and the Required Antitrust Approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained;

(vi) no Law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Offer or the Merger (brought by a third party) is in effect;

(vii) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer, acting in such capacity, and not in his or her capacity as an individual, confirming that the conditions set forth in clauses “(ii),” “(iii)” and “(iv)” of this Annex I have been duly satisfied; and

(viii) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser and (except for the Minimum Condition) may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

ANNEX II

FORM OF TENDER AND SUPPORT AGREEMENT

ANNEX III

FORM OF CVR AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”) dated as of [•], 2025, between MannKind Corporation, a Delaware corporation (“Parent”), and [•] ,a [•], as Rights Agent.

INTRODUCTION

WHEREAS, Parent, Seacoast Merger Sub, Inc., a Delaware corporation (“Purchaser”), and scPharmaceuticals Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of August 24, 2025 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (a) Purchaser has made a tender offer (as it may be amended, modified or extended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (such shares, collectively, the “Company Shares”) and (b) following the acceptance for payment of Company Shares pursuant to the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, pursuant to the terms of the Merger Agreement, as a result of the consummation of the Offer or the Merger, as the case may be, the holders of Company Shares as of immediately prior to the Effective Time and holders of In the Money Options and Company RSU Awards (each as defined below) as of immediately prior to the Effective Time will become entitled to receive two contingent cash payments, as hereinafter described upon the achievement of the applicable milestones, as hereinafter described; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR (as defined below) is one dollar ($1.00) in cash, without interest.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as defined below), as follows:

ARTICLE 1

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1 Definitions. As used in this Agreement, the following terms will have the following meanings:

“Accounting Standards” means, with respect to a Person, (a) United States Generally Accepted Accounting Principles or (b) International Financial Reporting Standards as issued by the International Accounting Standards Board, as consistently applied by such Person.

“Acting Holders” means, at the time of determination, Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such Person, whether through the ownership of securities, partnership or other ownership interests, by contract or otherwise.

“Assignee” has the meaning set forth in Section 6.3.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York or the State of California.

“Change of Control Transaction” shall mean (a) any transaction or series of related transactions (including a tender offer, merger, consolidation or other business combination) the result of which is that holders of outstanding voting capital stock of Parent immediately prior to such transaction or series of related transactions hold, directly or indirectly, capital stock of the surviving person in such transaction or series of related transactions (or any ultimate parent thereof) representing less than 50% of the voting power of all outstanding capital stock of such surviving Person (or such ultimate parent) immediately after such transaction or series of related transactions or (b) the sale, lease, transfer or other disposition of all or substantially all of Parent’s assets, other than to any subsidiary or subsidiaries of Parent.

“Code” shall have the meaning assigned to such term in the Merger Agreement.

“Commercially Reasonable Efforts” means the level of efforts that is consistent with the level of efforts at least commensurate with the level of efforts that Parent typically devotes in the performance of a corresponding activity for its own internally developed or in-licensed products which are at a similar stage in development and have a similar market potential as the applicable Product (“Relevant Product”), taking into account all scientific, commercial and other relevant factors that Parent would typically take into account with any Relevant Product, including patent coverage, expiration and term extension, regulatory and other exclusivity, manufacturing and supply chain, product profile, safety and efficacy, actual and anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, actual and anticipated market conditions, geographic market, the regulatory structure involved and the cost and likelihood of obtaining Regulatory Approval, the legal and regulatory environment, pricing and the availability of coverage and reimbursement and the expected profitability of the applicable product, including actual and expected development costs and timelines, cost of goods and all other costs associated with the applicable product and timelines associated with commercial entry; provided that, notwithstanding the foregoing, such level of efforts and resources shall be determined without taking into account the Milestone Payment payable in accordance with, and subject to, the terms hereof. It is understood that product potential (which includes the foregoing factors) may change from time to time based upon changing scientific, legal and regulatory, business and marketing and/or return on investment considerations.

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“Company Intellectual Property Rights” shall have the meaning assigned to such term in the Merger Agreement.

“Company Option” shall have the meaning assigned to such term in the Merger Agreement.

“Company RSU Awards” shall have the meaning assigned to such term in the Merger Agreement.

“Company Stock Awards” shall have the meaning assigned to such term in the Merger Agreement.

“CVRs” means the rights of Holders to receive contingent cash payments with respect to Milestone 1 and Milestone 2 pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(a).

“DTC” means The Depository Trust Company or any successor thereto.

“Effective Time” shall have the meaning assigned to such term in the Merger Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Equity Award Holder” means the Holders of CVRs granted with respect to In the Money Options and Company RSU Awards.

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“Governmental Authority” means (a) any government, (b) any governmental, quasi-governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (c) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (d) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (a) through (d) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign. For the avoidance of doubt, Governmental Authority includes the FDA and any other domestic or foreign entity that regulates or has jurisdiction over the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of any Product.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“IND” means an investigational new drug application submitted to the FDA pursuant to 21 C.F.R. §312 before commencement of clinical trials of a pharmaceutical product in the United States.

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“Incidental Contracts” shall have the meaning assigned to such term in the Merger Agreement.

“Injection Product” means the drug-device combination product comprising 80 mg/1mL FUROSCIX® (furosemide injection) as described in IND158047, also known as SCP-111, delivered either in an autoinjector or the West Pharmaceuticals-developed Self-Dose injection delivery system.

“In the Money Options” means each Company Option that is not an Out of the Money Option.

“Law” shall have the meaning assigned to such term in the Merger Agreement.

“Milestone 1” means the first achievement by a Selling Entity of Regulatory Approval of an Injection Product.

“Milestone 2” means, in any trailing consecutive twelve (12)-month period ending prior to and including December 31, 2026, the achievement of at least $110,000,000 of worldwide Net Sales of all Products in such twelve (12)-month period.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Notice Date” has the meaning set forth in Section 2.4(a).

“Milestone Outside Date” means (a) with respect to Milestone 1, June 30, 2027; and (b) with respect to Milestone 2, December 31, 2026.

“Milestone Payment” means:

(a) with respect to Milestone 1, (i) $0.75 without interest, if Milestone 1 is achieved by September 30, 2026, (ii) $0.50 without interest, if Milestone 1 is achieved by December 31, 2026, and (iii) $0.25 without interest, if Milestone 1 is achieved by June 30, 2027; and

(b) with respect to Milestone 2, (i) an amount equal to $0.25 without interest per CVR upon the achievement of $120,000,000 of worldwide Net Sales in any trailing twelve (12)-month period prior to December 31, 2026, and (ii) if, as of December 31, 2026, the highest worldwide Net Sales in any trailing 12-month period were between $110,000,000 and $120,000,000, a payment per CVR calculated on a straight-line basis between $0.10 and $0.25, such that the payment per CVR increases proportionally as worldwide Net Sales increase from $110,000,000 to $120,000,000. For the avoidance of doubt, no payment shall be made if the highest worldwide Net Sales in any trailing 12-month period are less than $110,000,000.

“Milestone Payment Amount” means, for a given Holder and achievement of a given Milestone (if at all), a one-time payment equal to the product of (a) the applicable Milestone Payment for such Milestone and (b) the number of CVRs with respect to such Milestone held by such Holder as reflected on the CVR Register as of 5:00 p.m., Eastern time, on the applicable Milestone Notice Date for such Milestone.

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“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“Milestones” means Milestone 1 and Milestone 2.

“NDA” means a new drug application submitted to the FDA under 21 U.S.C. 335(b) for approval to market and commercialize a drug product in the United States.

“Net Sales” means the net sales recorded by any Selling Entity for the sale or disposition of Products in the United States to third parties in bona fide arm’s length transactions, as determined in accordance with Accounting Standards and as reported in such Selling Entity’s audited financial statements. The recorded net sales shall be equal to gross sales minus appropriate deductions, each to the extent actually incurred, allowed, taken or paid and not otherwise recovered, which shall be booked by such Selling Entity in accordance with Accounting Standards, such as:

(a) trade, quantity and cash discounts;

(b) rebates, chargebacks, reimbursements, fees or similar payments to wholesalers and other distributors, pharmacies and other retailers, buying groups (including group purchasing organizations), health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, Governmental Authorities, or other institutions or health care organizations, including Medicare, Medicaid, managed healthcare and similar types of rebates;

(c) amounts repaid or credited by reasons of defects, rejections, recalls or returns of Product;

(d) amounts provided or credited to customers through coupons and other discount programs;

(e) costs of freight, insurance, import/export, and other transportation charges directly related to the distribution of Product, to the extent included in gross sales;

(f) that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) and reasonably allocable to sales of the Product;

(g) bad debts and uncollectable invoiced amounts, provided that any such amounts subsequently collected will be included in Net Sales;

(h) taxes, duties or other governmental charges (including any tax such as a value added or similar tax or government charge other than an income tax, for the avoidance of doubt net of reimbursement of any value-added taxes actually received) levied on or measured by the billing amount for Product, as adjusted for rebates and refunds;

(i) delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates; and

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(j) any other customary deductions that are consistent with Accounting Standards, but which may not be duplicative of the deductions specified in (a) – (f) above.

In no event will any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of reductions). Sales of Product between any Selling Entity for resale shall be excluded from the computation of Net Sales, but the subsequent resale by a Selling Entity of such Product to a third party for end use or consumption shall be included within the computation of Net Sales.

Notwithstanding anything to the contrary herein, disposal or use of Product for, marketing, regulatory or development purposes, such as clinical trials, compassionate use or indigent patient programs, without direct or indirect consideration, shall not be deemed a sale for purposes of this Net Sales definition.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Out of the Money Options” shall have the meaning assigned to such term in the Merger Agreement.

“Permitted Transfer” means a transfer of one or more CVRs (a) upon death of a Holder by will or intestacy, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries of the Holder upon the death of the Holder, (c) pursuant to a court order (including in connection with bankruptcy or liquidation), (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC, (f) if the Holder is a partnership or limited liability company, a distribution by such Holder to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction), or (g) as provided in Section 2.6.

“Person” means any individual, Entity or Governmental Authority.

“Product” means (a) an Injection Product or (b) FUROSCIX® Infusor (furosemide injection) as described in NDA 209988.

“Product Transfer” means any sale, assignment, transfer or exclusive license of all or substantially all of the rights to research, develop, apply for Regulatory Approval for, manufacture, commercialize and otherwise exploit the Products worldwide to a third party. For clarity, any Change of Control Transaction, any transactions with any third party service provider (e.g., contract manufacturers) or any Incidental Contracts shall not constitute a Product Transfer.

“Regulatory Approval” means, with respect to a biopharmaceutical product, such approvals (including NDAs or any supplements thereto), licenses, registrations, or authorizations of the FDA necessary to manufacture, use, store, import, transport, commercially distribute, sell, and market such product in the United States.

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“Representative” shall have the meaning assigned to such term in the Merger Agreement.

“Rights Agent” means the Rights Agent named in the preamble to this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Selling Entity” means (a) Parent, (b) any Assignee, (c) any Affiliate of Parent or any Assignee or (d) any (sub)licensee of any of the foregoing in (a) through (c) of the rights under the Company Intellectual Property Rights owned or controlled by Company or any of its Subsidiaries as of the Effective Time and that has the right to (i) develop and apply for Regulatory Approval for an Injection Product or (ii) commercialize a Product. “Selling Entity” excludes any (sub)contractors or distributors of any of the foregoing in (a) through (c).

“Subsidiary” means, with respect to any Person (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Surviving Corporation” shall have the meaning assigned to such term in the Merger Agreement.

“Tax” shall have the meaning assigned to such term in the Merger Agreement.

“Tax Return” shall have the meaning assigned to such term in the Merger Agreement.

“Taxing Authority” shall have the meaning assigned to such term in the Merger Agreement.

“Transactions” shall have the meaning assigned to such term in the Merger Agreement.

Section 1.2 Rules of Construction.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

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(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(d) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) The term “or” is not exclusive.

(g) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(i) References to “$” and “dollars” are to the currency of the United States of America.

(j) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” under this Agreement.

(k) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(l) Except as otherwise specified, (i) references to any statute or Law shall be deemed to refer to such statute or Law as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(m) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(n) Where used with respect to information, the phrases “provided,” “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives including, in the case of “made available” to Parent or its Affiliates or its Representatives, material that has been posted in the “data room” (virtual or otherwise) established by the Company at least one day prior to the date hereof.

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(o) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 CVRs. The CVRs represent the rights of their respective Holders (which rights were granted to the initial Holders pursuant to the Merger Agreement) to receive certain contingent cash payments pursuant to this Agreement.

Section 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be null and void ab initio and of no effect.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs, and (ii) registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all the Company Shares held by DTC on behalf of the street holders of the Company Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with Section 2.2. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of Company Shares by sending one lump sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. The Rights Agent hereby acknowledges the restrictions on transfer contained in Section 2.2 and agrees not to register a transfer which does not comply with Section 2.2.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in a form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the proposed transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the proposed transfer otherwise complies with the other terms and conditions of this

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Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify Parent of the same. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent will have no duty or obligation to take any action under any Section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor or assignor, as applicable.

(d) A Holder (or an authorized representative thereof) may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder (or an authorized representative thereof). Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) If a Milestone is achieved on or prior to the applicable Milestone Outside Date, then (i) as soon as reasonably practicable following the achievement of the applicable Milestone (and in any event no later than thirty (30) days) after the date on which the applicable Milestone is achieved, Parent shall deliver (or cause to be delivered) to the Rights Agent a written notice (each, a “Milestone Notice” and each date on which such Milestone Notice is delivered to the Rights Agent, a “Milestone Notice Date”) indicating which Milestone has been achieved (or indicating that both Milestones were achieved) and (ii) no later than ten (10) Business Days after the applicable Milestone Notice Date (the “Milestone Payment Date”), Parent shall deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders other than Equity Award Holders with respect to which the applicable Milestone Payment Amount is subject to deduction for any required withholding Tax (with respect to which any such amounts payable shall be retained by Parent for payment pursuant to Section 2.4(b) of this Agreement and Section 3.5 of the Merger Agreement). The Milestone Payment Amount with respect to Milestone 1 shall only be paid in respect of Milestone 1, if at all, one time under this Agreement, and the Milestone Payment Amount with respect to Milestone 2 shall only be paid in respect of Milestone 2, if at all, one time under this Agreement.

(b) The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice, send each Holder (other than the Equity Award Holders with respect to which the applicable Milestone Payment Amount is subject to deduction for any required withholding Tax) at its registered address a copy of the applicable Milestone Notice and pay, subject to deduction for any required withholding Tax pursuant to Section 3.7 of the Merger Agreement, the applicable Milestone Payment Amount to each such Holder by check mailed to the address of each such Holder as reflected in the CVR Register as of 5:00 p.m., Eastern time, on

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the date of the applicable Milestone Notice. Parent (i) shall promptly, and in any event within ten (10) Business Days after delivery to the Rights Agent of the applicable Milestone Notice, send each Holder with respect to which the applicable Milestone Payment Amount is subject to deduction for any required withholding Tax at such Holder’s registered address a copy of such Milestone Notice and (ii) with respect to any portion of the applicable Milestone Payment that is payable to each such Holder, shall, as soon as reasonably practicable following the applicable Milestone Payment Date (but in any event no later than the next regularly scheduled payroll date that is at least five (5) Business Days following such Milestone Payment Date, and in all events no later than the date that is seventy-five (75) days following the date on which the applicable Milestone is achieved), pay, or shall cause the Surviving Corporation or an Affiliate thereof to pay through Parent’s, the Company’s or such Affiliate’s payroll system or accounts payable systems, as applicable (and subject to deduction for any required withholding Tax pursuant to Section 3.7 of the Merger Agreement), the applicable Milestone Payment Amount payable to each such Holder in accordance with Section 3.6 of the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, it is the intent of the parties that the Milestones shall be deemed a conditional payment that constitutes a substantial risk of forfeiture within the meaning of Section 409A of the Code and that any Milestone Payment Amounts with respect to Company Stock Awards be exempt from Section 409A of the Code. For purposes of Section 409A of the Code, each payment in respect of a Company Stock Award under Section 3.6 of the Merger Agreement or this Agreement shall be treated as a separate payment.

(c) Unless otherwise required as a result of a change of law, and except to the extent any portion of the Milestone Payment is required to be treated as imputed interest pursuant to applicable Tax Law, the parties hereto agree to treat the CVRs for all U.S. federal and applicable state and local income Tax purposes as additional consideration paid at the Effective Time for the Company Shares (or, to the extent the CVRs are received with respect to In the Money Options or Company RSU Awards, as wages or other compensation for services in the year in which the applicable Milestone Payment Amount is made) pursuant to the Offer or the Merger Agreement, as the case may be, and none of the parties hereto shall take any position to the contrary on any Tax Return or for other U.S. federal and applicable state and local income Tax purposes except as required by applicable Tax Law. Parent and the Company may report imputed interest on the CVRs (other than CVRs in respect of In the Money Options or Company RSU Awards) as required by applicable Tax Law.

(d) Parent, its applicable Affiliates (including the Surviving Corporation) or any other applicable withholding agent shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law, as may reasonably be determined by Parent or the Rights Agent. With respect to any amounts payable to Equity Award Holders, any such Tax withholdings may be made, or caused to be made, by Parent through Parent’s, the Surviving Corporation’s or its applicable Affiliate’s payroll system. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder (other than an Equity Award Holder), Parent shall instruct the Rights Agent to solicit IRS Forms W-9 or W-8, as applicable, or any other appropriate forms or information, from such Holders within a reasonable amount of time in order to provide a reasonable opportunity for such Holder to avoid or reduce such withholding, and the Milestone Payment Amount may be

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reasonably delayed in order to gather such necessary Tax forms. Parent, its Subsidiaries (including the Surviving Corporation) and the Rights Agent may assume all such forms in their possession or provided by any such Holder are valid under applicable Tax Law until subsequently notified by such Holder. Parent or its applicable Subsidiary (including the Surviving Corporation) shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts deducted or withheld in respect of Taxes are promptly and properly remitted to the appropriate Taxing Authority. To the extent any amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and as required by applicable Tax Law. Parent shall direct and instruct the Rights Agent regarding the Tax information reporting with respect to any Milestone Payment Amount under applicable Tax Law, and the Rights Agent will comply with any Tax reporting obligations in accordance with applicable Tax Law and Parent’s instructions.

(e) Any portion of any aggregate Milestone Payment Amount delivered to the Rights Agent that remains undistributed to a Holder twelve (12) months after the date of the delivery of the applicable Milestone Notice shall be delivered by the Rights Agent to Parent, upon demand, and any Holder shall thereafter look only to Parent (subject to abandoned property, escheat and other similar applicable Law) for payment of such Milestone Payment Amount, without interest, but such Holder shall have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

(f) Neither Parent nor the Rights Agent shall be liable to any Person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid prior to the date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Authority, any such Milestone Payment Amount shall, to the extent permitted by applicable Law, immediately prior to such time, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(g) All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for Parent. The Rights Agent agrees that any Funds deposited with the Rights Agent pursuant to this Agreement shall constitute a segregated account and shall not be commingled with the moneys, assets or property of the Rights Agent or any other Person. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold or invest the Funds as directed by Parent; provided that any such investments shall be (i) in obligations of, or guaranteed by, the United States of America, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (iv) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at

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the time of acquisition or a combination of the foregoing, and, in any such case, no such investment will (x) relieve Parent or the Rights Agent from making any payment required by this Section 2.4 or (y) have maturities that could prevent or delay payments to be made pursuant to this Agreement. The Funds shall not be used for any purpose other than the payment of the Milestone Payment Amounts; provided that any interest or income produced by investments with respect to the Funds shall be the property of Parent.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.

(c) Neither Parent, its Affiliates nor any of their respective directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, which a Holder may effect via delivery of a written notice of such abandonment to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from any Holder, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Section 6.3. The Rights Agent shall update the CVR Register to reflect any abandonment or acquisition of CVRs described in this Section 2.6.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, fraud, willful breach, bad faith or gross negligence.

(b) Each Holder shall be deemed to have irrevocably appointed, authorized and directed the Rights Agent (including any successor in accordance with this Article 3) to act as the Rights Agent and such Holder’s agent, representative, proxy and attorney-in-fact for the purpose of enforcing such Holder’s rights under this Agreement, and exercising, on behalf of all Holders, the rights and powers of the Holders hereunder and thereunder. Without limiting the generality of the foregoing, the Rights Agent shall have full power and authority, and is hereby directed, for and on behalf of the Holders, to take such action, and to exercise such rights, power and authority, as are authorized, delegated and granted to the Rights Agent hereunder in connection with the transactions contemplated hereby or to the extent directed to by the Acting Holders in writing. Parent and its Affiliates shall be entitled to rely solely on the Rights Agent as an authorized representative of the Holders with respect to any such matters concerning the Holders arising hereunder for which the Rights Agent is acting at the written direction of the Acting Holders.

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(c) The Rights Agent may in its discretion or upon the written request of the Acting Holders proceed to and shall be entitled and empowered to protect and enforce the rights of the Holders hereunder by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights. The Rights Agent may only proceed to and shall be entitled and empowered to protect and enforce the rights herein for the benefit of and on behalf of all Holders to the extent directed to by the Acting Holders in writing; provided that the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel in writing, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent in good faith shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction. No individual Holder shall be entitled to protect and enforce its rights or the rights of the Holders other than through the Rights Agent under the direction of the Acting Holders, as provided for in this Section 3.1.

Section 3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely upon and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by the Rights Agent to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which shall constitute full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by the Rights Agent under the provisions of this Agreement in reliance upon such Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any written opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by the Rights Agent hereunder in good faith and in reliance thereon and that does not constitute gross negligence or willful or intentional misconduct, fraud or willful breach;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

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(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent, assuming the due execution and delivery hereof by Parent); nor shall the Rights Agent be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent shall indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the performance of the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith, willful breach, or willful or intentional misconduct; provided that Parent shall not be required to indemnify or hold harmless the Rights Agent in connection with any proceeding commenced by the Rights Agent on behalf of itself or any of the Holders against Parent;

(i) Parent shall (i) pay the Rights Agent the fees set forth on Schedule I (the “Rights Agent Fees”), (ii) pay the reasonable and documented out-of-pocket fees and expenses paid or incurred by the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (iii) reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (excluding, for the avoidance of doubt, Taxes imposed on or measured by the Rights Agent’s income and any business profits, franchise or similar Taxes imposed on it in lieu of income Taxes), and for all necessary, reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(j) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to the Rights Agent; and

(k) no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from any Milestone Payment Amount in any circumstance except as provided in Section 2.4(d).

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Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent shall as soon as is reasonably possible appoint a qualified successor Rights Agent who has been approved in writing by the Acting Holders, which successor shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give or cause to be given notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send or cause to be sent such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

(d) The Rights Agent shall cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

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ARTICLE 4

COVENANTS

Section 4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent (a) in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company with respect to the Company Shares), the names and addresses of the Holders of such securities within thirty (30) Business Days after the Effective Time and (b) in the case of Equity Award Holders, the names and addresses of the Holders of such securities set forth in the books and records of the Company at the Effective Time and in accordance with the terms of the Merger Agreement.

Section 4.2 Books and Records. Parent shall, and shall cause its controlled Affiliates to, keep records in sufficient detail to enable the Holders to determine the amounts payable hereunder.

Section 4.3 Additional Covenants.

(a) With respect to each Milestone, from the Effective Time until the earlier of (i) the date on which such Milestone has been achieved and (ii) the Milestone Outside Date for such Milestone, Parent shall, directly or through any applicable Selling Entity, use Commercially Reasonable Efforts to achieve such Milestone. For the avoidance of doubt, Parent does not guarantee (and the use of any “Commercially Reasonable Efforts” hereunder does not mean nor shall it be deemed or interpreted to mean) that any Milestone will be achieved by a specific date or at all, and a failure to achieve a Milestone may nonetheless be consistent with the use of “Commercially Reasonable Efforts”.

(b) If Parent consummates a Product Transfer to a third party that is not an Affiliate of Parent while either Milestone has not been achieved prior to the applicable Milestone Outside Date, then (i) Parent shall provide notice to the Rights Agent of the consummation of such Product Transfer no more than five (5) Business Days after the consummation thereof, which notice shall specify the date on which such Product Transfer was consummated; (ii) any Milestone that has not yet been achieved shall be deemed to have been attained and shall be paid in accordance with Section 2.4(a) as if such Milestone(s) had been attained prior to the Milestone Outside Date; and (iii) Parent shall pay the Milestone Payment to the Rights Agent on the date of notice of such consummation of such Product Transfer, in accordance with Section 2.4(a) as if such Milestone had been attained prior to the Milestone Outside Date; provided that for purposes of the foregoing clauses (ii) and (iii), (A) if Milestone 1 has not yet been achieved prior to the consummation of such Product Transfer, and the Product Transfer is consummated (1) on or prior to September 30, 2026, the Milestone 1 Milestone Payment shall be $0.625 without interest, (2) between October 1, 2026 and December 31, 2026, the Milestone 1 Milestone Payment shall be $0.375 without interest, (3) between January 1, 2027 and June 30, 2027, the Milestone 1 Milestone Payment shall be $0.25 without interest, and (4) on or after July 1, 2027, the Milestone 1 Payment shall be $0; and (B) if Milestone 2 has not yet been achieved prior to the consummation of such Product Transfer, the Milestone 2 Milestone Payment shall be (1) $0.175 on or prior to December 31, 2026 and (2) $0 on or after January 1, 2027. Upon the payment in full of any such amount, all of the CVRs then outstanding and this Agreement shall thereupon automatically terminate and become null and void without any further action on the part of any party hereto, and the holders thereof and the parties hereto shall have no further rights with respect thereto or hereto.

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ARTICLE 5

AMENDMENTS

Section 5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection or benefit of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, the Securities Exchange Act of 1934 or any applicable state securities or “blue sky” Laws; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Section 3.3 and Section 3.4;

(vi) to evidence the assignment of this Agreement by Parent as provided in Section 6.3; or

(vii) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 2.6 or Section 6.4.

(c) Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

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Section 5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3 Execution of Amendments. In executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that it reasonably determines adversely affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4 Effect of Amendments. Upon the execution of any amendment under this Article 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE 6

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1 Notices to Rights Agent and Parent. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received or otherwise with acknowledgement of receipt) and shall be given:

if to the Rights Agent, to it at:

[•]

[•]

[•]

Attention: [•]

E-mail: [•]

with a copy (which shall not constitute notice) to:

[•]

[•]

[•]

Attention: [•]

E-mail: [•]

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if to Parent, to it at:

MannKind Corporation

30930 Russell Ranch Road

Suite 300

Westlake Village, CA 91362

Attention: General Counsel

E-mail: legal@mannkindcorp.com

with a copy (which shall not constitute notice) to:

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

Attention: Barbara Borden; Rowook Park

E-mail: bborden@cooley.com; rpark@cooley.com

or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto pursuant to this Section 6.1. All such notices, requests and other communications shall be duly delivered and received hereunder: (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that the sender of such email does not receive written notification of delivery failure); or (d) if sent by email transmission after 6:00 p.m. recipient’s local time, the Business Day following the date of transmission (provided that the sender of such email does not receive written notification of delivery failure).

Section 6.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 6.3 Parent Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other party to (i) any Affiliate of Parent, but only for so long as it remains an Affiliate of Parent, (ii) any third party in accordance with Section 4.3(b) or (iii) in connection with a Change of Control Transaction or (b) with the prior written consent of the Acting Holders to any other Person (any permitted assignee under clause (a) or (b), an “Assignee”), in each case provided that the Assignee agrees, in an instrument supplemental hereto, executed and delivered to the Rights Agent, to

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assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clause (a)(i) above in this Section 6.3, Parent (or the other applicable assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder, including the due and punctual payment of the CVRs and the due and punctual performance and observation of all of the covenants and obligations of this Agreement to be performed or observed by Parent, with such Assignee substituted for Parent under this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. The Rights Agent may not assign this Agreement without Parent’s prior written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.

Section 6.4 Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns permitted pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Notwithstanding anything to the contrary contained herein, except for the rights of the Rights Agent expressly set forth herein, the Acting Holders shall have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement or otherwise, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders shall be entitled to exercise any rights under any provision of this Agreement or otherwise.

Section 6.5 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) The parties hereto agree that any action, litigation or suit seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party hereto or any of its Affiliates or against any party hereto or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action, litigation or suit and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, litigation or suit in any such court or that any such action, litigation or suit brought in any such court has

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been brought in an inconvenient forum. Process in any such action, litigation or suit may be served on any party hereto anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party hereto agrees that service of process on such party as provided in Section 6.1 shall be deemed effective service of process on such party.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 6.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.7 Counterparts and Signature. This Agreement may be signed manually or by facsimile or other electronic transmission by the parties (including in .pdf, .tiff, .jpg or similar format), in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 6.8 Termination. This Agreement shall be terminated and be of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made, upon the earliest to occur of (a) the mailing (or payment by other means) by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery of a written notice of

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termination duly executed by Parent and the Acting Holders, and (c) the occurrence of the last Milestone Outside Date prior to the achievement of the Milestones. Notwithstanding anything in this Agreement to the contrary, no termination of this Agreement shall relieve any party hereto of any liability for any breach of this Agreement occurring prior to such termination.

Section 6.9 Entire Agreement. This Agreement (including the schedules hereto) and the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. If and to the extent any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, (a) this Agreement shall govern and be controlling with respect to CVR matters only, and (b) the Merger Agreement shall govern and be controlling with respect to all matters unrelated to CVRs.

Section 6.10 Payments on Next Business Day. In the event that a Milestone Payment Date or any other date by which any payment in respect of the CVRs shall be required to be made hereunder shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next Business Day thereafter with the same force and effect as if made on the applicable required date.

Section 6.11 Confidentiality. The Rights Agent agrees that all books, records, information and data pertaining to the business of Parent or its Affiliates, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall not be used by the Rights Agent for any purpose other than carrying out its duties under this Agreement and shall not be voluntarily disclosed by the Rights Agent to any other Person, including any Holder, except as may be required by a valid order of any Governmental Authority of competent jurisdiction or is otherwise required by applicable Law, the rules and regulations of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed, or pursuant to subpoenas from state or federal Governmental Authorities (subject to (x) the Rights Agent notifying, to the extent practicable, Parent of such potential disclosure reasonably in advance of such disclosure, (y) cooperating with Parent, at Parent’s expense, in any effort to restrict disclosure of such book, records, information or data and (z) the Rights Agent only disclosing such books, records, information or data that is required to be so disclosed by such valid order, such applicable Law, rule or regulation of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed or such subpoena). This Section 6.11 shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

MANNKIND CORPORATION

By:
Name:
Title:

[•]

By:
Name:
Title:

[SIGNATURE PAGE TO CONTINGENT VALUE RIGHTS AGREEMENT]

Schedule I

Rights Agent Fees

Acceptance Fee:	$	[	•]
Annual Fee:	$	[	•]
Distribution Fee (for each distribution made):	$	[	•]

Exhibit 10.1

TENDER AND SUPPORT AGREEMENT

THIS TENDER AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of August 24, 2025, by and among MannKind Corporation, a Delaware corporation (“Parent”), Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and [_________] (“Stockholder”).

RECITALS

A. Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock of scPharmaceuticals Inc., a Delaware corporation (the “Company”).

B. Concurrently with the execution of this Agreement, Parent, Purchaser and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for Purchaser to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Shares”) and following the consummation of the Offer, the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation and as a direct wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement.

C. As a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement and as an inducement in consideration therefor, Stockholder has agreed to enter into this Agreement and tender and vote Stockholder’s Subject Securities (as defined below) as described herein.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Capitalized terms used herein that are not defined shall have the respective meanings assigned to those terms in the Merger Agreement.

(b) “Contract” means any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligations of any kind, including, any voting agreement, proxy arrangement, pledge agreement, stockholder agreement or voting trust, to which Stockholder is a party or by which the Subject Securities are bound.

(c) “Expiration Date” means the earliest of (i) the date and time upon which the Merger Agreement is validly terminated in accordance with Article IX of the Merger Agreement, (ii) the date and time upon which the Merger becomes effective, (iii) the date and time the Merger Agreement is amended or modified, in each case in any manner adverse in any material respect to Stockholder (including any reduction in, or change to the form of, the consideration payable for the Company Shares (other than the substitution of upfront cash paid at the Closing for one or both milestone payments in the CVR Agreement in an amount equal to the aggregate maximum milestone payment payable to all Holders (as defined in the CVR Agreement) for such milestone(s) under the CVR Agreement as if such milestone(s) had been attained to the maximum extent)) without the prior written consent of Stockholder, (iv) the termination or withdrawal of the Offer by Parent or Purchaser, and (v) the expiration of the Offer without Purchaser having accepted for payment the Company Shares tendered in the Offer.

(d) “Lien” means any lien, pledge, hypothecation, security interest, option, right of first refusal, proxy, voting trust or agreement, or other similar encumbrance on the Subject Securities (other than as created by this Agreement or restrictions on transfer under the Securities Act of 1933, as amended).

(e) Stockholder is deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(f) “Subject Securities” mean: (i) all Company Shares Owned by Stockholder as of the date of this Agreement and (ii) all additional Company Shares of which Stockholder acquires Ownership during the Support Period.

(g) “Support Period” means the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

(h) A Person is deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) lends, sells, pledges, gifts, hedges, encumbers, grants a Lien on or an option with respect to, enters into any derivative arrangement with respect thereto, transfers or disposes of such security or any interest in such security or right therein to any Person other than Parent or Purchaser; (ii) enters into an agreement or commitment contemplating the possible lending of, sale of, pledge of, gift, hedge, encumbrance or Lien of, grant of an option with respect to, a derivative arrangement, transfer of or disposition of such security or any interest or right therein to any Person other than Parent or Purchaser; or (iii) reduces such Person’s beneficial ownership of or interest in or risk relating to such security or enters into a derivative arrangement with respect to such security.

SECTION 2. TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3 below, during the Support Period, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected, and any such Transfer during the Support Period made not in accordance with Section 2.3 shall be null and void ab initio. Without limiting the generality of the foregoing, during the Support Period, Stockholder shall not tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in connection with any tender or exchange offer other than the Offer.

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2.2 Restriction on Transfer of Voting Rights. During the Support Period, Stockholder shall ensure that: (a) none of the Subject Securities is deposited or otherwise transferred into a voting trust or any voting agreement or arrangement is entered into with respect to the Subject Securities other than as set forth in this Agreement; (b) no proxy, power-of-attorney, consent right or other authorization is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities other than as set forth in this Agreement; and (c) no action is taken or permitted that would in any material way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or otherwise make any representation or warranty of Stockholder herein untrue or incorrect in any material respect. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

2.3 Permitted Transfers. Section 2.1 above shall not prohibit a Transfer of Subject Securities by Stockholder: (a) if Stockholder is an individual (i) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or (ii) by will or under the laws of intestacy upon the death of Stockholder; (b) if Stockholder is a limited partnership or limited liability company, to a partner or member of Stockholder; (c) if Stockholder is a corporation, to an affiliate under common control with Stockholder; or (d) to a charitable organization qualified under Section 501(c)(3) of the Code; provided, however, that a Transfer referred to in clauses “(a)” through “(d)” of this sentence shall be permitted only if (A) all of the representations and warranties in this Agreement with respect to Stockholder would be true and correct upon such Transfer in all material respects, subject to necessary adjustment arising solely as a result of such Transfer, (B) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (C) such transfer occurs no later than three (3) Business Days prior to the Expiration Date.

SECTION 3. TENDER OF SUBJECT SECURITIES

3.1 Tender of Subject Securities. Unless this Agreement shall have been terminated in accordance with its terms, Stockholder hereby agrees, subject to Section 3.3, to tender the Subject Securities (collectively, the “Tender Shares”) free and clear of all Liens, or cause such Stockholder’s Tender Shares to be tendered, into the Offer no later than the tenth (10th) Business Day following the commencement of the Offer. If Stockholder acquires Tender Shares after the date hereof, unless this Agreement shall have been terminated in accordance with its terms, Stockholder shall tender or cause to be tendered such Tender Shares on or before the earlier of (a) five (5) Business Days after such acquisition, and (b) one (1) Business Day prior to the Expiration Date. Unless this Agreement shall have been terminated in accordance with its terms, Stockholder will not withdraw the Tender Shares, or cause the Tender Shares to be withdrawn, from the Offer at any time. Stockholder shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after receipt) in writing of the number of any additional shares of Company Shares of which such Stockholder acquires beneficial or record ownership on or after the date hereof.

3.2 Return of Subject Securities. If (a) the Offer is terminated or withdrawn by Parent or Purchaser, or (b) this Agreement is terminated prior to the purchase of the Subject Securities in the Offer, Parent and Purchaser shall promptly return, or cause any depository acting on behalf of Parent and Purchaser to return all Subject Securities tendered by Stockholder in the Offer to Stockholder.

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3.3 No Requirement to Exercise. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require Stockholder to exercise any equity award or warrant or require any Stockholder to purchase any Company Shares, and nothing herein shall prohibit any Stockholder from exercising any equity award or warrant held by such Stockholder.

SECTION 4. VOTING OF COMPANY SHARES

4.1 Voting Covenant. Stockholder hereby irrevocably and unconditionally agrees that, during the Support Period, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, such Stockholder shall, in each case to the fullest extent that Stockholder’s Subject Securities are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Securities to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Securities, and unless otherwise directed in writing by Parent:

(a) in favor of (i) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, and (ii) each of the other Transactions;

(b) against any action or agreement that would (i) to the knowledge of such Stockholder, result in a material breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or of Stockholder in this Agreement or (ii) would reasonably be expected to result in any of the conditions set forth in Article VIII or Annex I of the Merger Agreement not being satisfied on or before the Outside Date; and

(c) against the following actions (other than the Merger and the other Transactions): (i) any Alternative Proposal; (ii) any amendment to the Company’s certificate of incorporation or bylaws; (iii) any change in the capitalization of the Company or the Company’s corporate structure; (iv) any sale, lease, exclusive license or transfer of a material amount of assets (including, for the avoidance of doubt, intellectual property rights) of the Company or any reorganization, recapitalization or liquidation of the Company, (v) any change in a majority of the board of directors of the Company; and (vi) any other action which is, to the knowledge of Stockholder, intended or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Transactions or this Agreement.

During the Support Period, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in a manner inconsistent with clauses “(a)”, “(b)” or “(c)” of this Section 4.1.

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4.2 No Other Agreement.

During the Support Period, Stockholder shall not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Securities that is inconsistent with this Agreement or otherwise take any other action with respect to any of the Subject Securities that would reasonably be expected to restrict, limit or interfere with the performance of any of Stockholder’s obligations hereunder.

SECTION 5. WAIVER OF APPRAISAL RIGHTS

5.1 During the term of this Agreement, Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise or assert, on its own behalf or on behalf of any other holder of Company Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that Stockholder may have by virtue of, or with respect to, any Subject Securities Owned by Stockholder.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to each of Parent and Purchaser as follows:

6.1 Authorization, etc. Stockholder has the authority and legal capacity to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder. This Agreement has been duly authorized, executed and delivered by Stockholder and, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is married, and any of the Subject Securities of Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by Stockholder’s spouse and, assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against Stockholder’s spouse in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers.

6.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (a) assuming the Company’s, Parent’s and Purchaser’s compliance with all applicable antitrust and competition laws, conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder’s Subject Securities is or may be bound; (b) if Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of Stockholder;

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or (c) result in or constitute (with or without notice or lapse of time) any material breach of or material default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Lien on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s Affiliates or Subject Securities is or may be bound or affected; except, in each case, for any conflict, violation, breach, default or right which would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder.

(b) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any filing with or notification of, nor any permit, authorization, consent or approval of, any Person, other than as required by the Securities Act, the Exchange Act, other similar securities laws and the rules and regulations promulgated thereunder or where the failure to make such filings or obtain such permits, authorizations, consents or approvals would not, individually or in the aggregate, prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement. Assuming the Company’s, Parent’s and Purchaser’s compliance with all applicable antitrust and competition laws, no consent or notification of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Stockholder in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement, as otherwise may be required by the Securities Act, the Exchange Act, other similar securities laws and the rules and regulations promulgated thereunder, or where the failure to obtain such consents or make such registrations, declarations or filings would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder.

6.3 Title to Company Shares. Stockholder (a) owns, free and clear of any Lien (other than (i) applicable restrictions on Transfer under securities Laws and Liens that would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder), the Subject Securities set forth opposite such Stockholder’s name on Exhibit A to this Agreement, and (b) except as set forth in Exhibit A hereto, does not hold or have any ownership interest in any other Company Shares or any performance based stock awards, restricted stock, options (including any granted pursuant to any Company Stock Plan) or warrants to acquire Company Shares, or other rights or securities convertible into or exercisable or exchangeable for Company Shares.

6.4 Legal Proceedings. As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder or any of such Stockholder’s properties or assets that would reasonably be expected to impair in any material respect the ability of Stockholder to perform Stockholder’s obligations hereunder.

6.5 Merger Agreement. Stockholder has reviewed and understands the terms of this Agreement and the Merger Agreement, and Stockholder has had the opportunity to consult with such Stockholder’s counsel in connection with this Agreement.

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6.6 Voting Power. Stockholder has full voting power with respect to all such Stockholder’s Subject Securities, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder’s Subject Securities. None of such Stockholder’s Subject Securities are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder.

6.7 Reliance. Stockholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

SECTION 7. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Each of Parent and Purchaser hereby, jointly and severally, represents and warrants to Stockholder as follows:

7.1 Authorization, etc. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by each of Parent and Purchaser and, assuming due authorization, execution and delivery by Stockholder, constitutes a legal, valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws affecting enforcement of creditors’ rights generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized.

7.2 No Conflicts or Consents. The execution and delivery of this Agreement by Parent and Purchaser does not, and the performance of this Agreement by Parent and Purchaser and their respective Representatives will not: (a) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Parent and Purchaser (or any of such Representatives) or by which Parent or Purchaser (or any of such Representatives) or any of their respective properties is or may be bound; or (b) require any filing with, nor any permit, authorization, consent or approval of, any Person or require any consent of, or registration, declaration or filing with, any Governmental Authority, other than (i) any applicable requirements of the Exchange Act, NASDAQ, and the DGCL, (ii) as required by Antitrust Laws, (iii) as contemplated by the Merger Agreement (including schedules thereto), and (iv) where the failure to obtain such consents or approvals or to make such filings, would not, individually or in the aggregate, prevent or materially delay the performance by Parent or Purchaser of their obligations under this Agreement.

SECTION 8. COVENANTS OF STOCKHOLDER

8.1 Stockholder Information. Stockholder hereby agrees to permit Parent and Purchaser to publish and disclose in the Offer Documents Stockholder’s identity and ownership of the Subject Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement.

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8.2 Further Assurances. From time to time and without additional consideration, Stockholder shall (at Parent’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, consents and other instruments for the purpose of carrying out and furthering the intent of this Agreement, and shall (at Parent’s sole expense) use commercially reasonable efforts to take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

8.3 Stop Transfer Order; Legends. Stockholder hereby agrees that it will not request that the Company register the Transfer of any certificate or uncertificated interest representing any of the Subject Securities, unless such Transfer is made in compliance with this Agreement. In furtherance of this Agreement, concurrently herewith, Stockholder shall, and hereby does authorize the Company or its counsel to, notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Subject Securities (and that this Agreement places limits on the voting and transfer of such shares). The parties hereto agree that such stop transfer order shall be removed and shall be of no further force and effect upon the Expiration Date.

8.4 Alternative Proposals; No Solicitation.

(a) During the Support Period, Stockholder shall (i) promptly (and in any event within the shorter of one Business Day and thirty-six (36) hours after receipt) notify Parent in writing of any Alternative Proposal (excluding any Alternative Proposal received prior to the date of this Agreement, but including any such Alternative Proposal that is renewed on or following the date of this Agreement), any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Alternative Proposal (including any request for non-public information related to the Company) that are received by Stockholder or its Affiliates, (ii) provide to Parent the identity of the Person making or submitting such Alternative Proposal, inquiry, proposal, offer or request, and a copy of any written materials received from such Person or such Person’s Representatives or provided by Stockholder or its Affiliates to such Person or such Person’s Representatives related thereto (or, if oral, a summary of the material terms and conditions of any such Alternative Proposal, inquiry, proposal, offer or request), (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, proposal, offer, request or Alternative Proposal on a prompt basis, including by providing prompt notice of all material amendments or modifications thereto and all written materials subsequently provided in connection therewith, and (iv) upon the request of Parent, promptly inform Parent of the status of such Alternative Proposal.

(b) During the Support Period, Stockholder hereby agrees that it shall not, and shall use reasonable best efforts to cause its Representatives not to (and to not resolve or publicly propose to), directly or indirectly: (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Alternative Proposal or any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Alternative Proposal; or (ii) (A) solicit, initiate, knowingly induce or knowingly facilitate or encourage (including by way of furnishing information or voting in favor of a waiver under Section 203 of the DGCL) any inquiries or indications of interest regarding, or

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the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, in response to, or for the purpose of soliciting, knowingly encouraging or knowingly facilitating an Alternative Proposal or any inquiries, proposals, offers or requests that could reasonably be expected to lead to an Alternative Proposal, (C) adopt, approve, recommend, submit to stockholders or declare advisable any Alternative Proposal, (D) enter into any letter of intent, term sheet, acquisition agreement, agreement in principle or similar agreement with respect to or that could reasonably be expected to lead to an Alternative Proposal or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal, (E) release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to use reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, (F) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover Laws or the Company’s organizational or other governing documents, or (G) resolve, publicly propose or agree to do any of the foregoing; provided, in connection with the termination by the Company of the Merger Agreement in accordance with its terms in order to enter into an Alternative Acquisition Agreement, Stockholder shall be entitled to enter into a tender and voting or other support agreement with the Person making the Superior Proposal.

8.5 Public Announcement. Stockholder shall not, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, issue any press release or make any public statement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the approval of Parent, except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which Stockholder is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, Stockholder shall consult in good faith with Parent before making any such public announcement. Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent, Purchaser and the Company (including in the Schedule TO, the Schedule 14D-9 or any other publicly filed documents relating to the Merger, the Offer or the Transactions) of: (a) Stockholder’s identity; (b) Stockholder’s ownership of the Subject Securities; and (c) the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Parent, Purchaser or the Company reasonably determines to be necessary in any SEC disclosure document in connection with the Offer, the Merger or the Transactions and (ii) agrees as promptly as reasonably practicable to give Parent any information it may reasonably require for the preparation of any such disclosure documents and notify Parent, Purchaser and the Company of any required corrections with respect to any written information supplied by Stockholder specifically for use in any such disclosure document, if and to the extent Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

8.6 Waiver of Certain Actions. Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser or any of their respective successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Expiration Date or the Closing) or (b) alleging a breach of any duty of the board of directors of the Company in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

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SECTION 9. MISCELLANEOUS

9.1 Adjustments. In the event that, between the date of this Agreement and the Effective Time, (a) the number of issued and outstanding Subject Securities or securities convertible or exchangeable into or exercisable for Subject Securities changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or (b) Stockholder shall become the beneficial owner of any additional Company Shares, then the terms of this Agreement shall apply to the Company Shares held by Stockholder immediately following the effectiveness of the events described in clause (a) or Stockholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Subject Securities hereunder. In the event that Stockholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 4 hereof, then the terms of Section 4 hereof shall apply to such other securities as though they were Subject Securities hereunder.

9.2 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements in this Agreement, and all rights and remedies with respect thereto, shall not survive the Expiration Date.

9.3 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient or address as designated in a written notice to the other parties hereto in accordance with this Section 9.4):

if to Stockholder:

at the address set forth on the signature page hereof;

and if to Parent or Purchaser (or following the Effective Time, the Company):

MannKind Corporation

30930 Russell Ranch Road

Suite 300

Westlake Village, CA 91362

Attention: General Counsel

Email: legal@mannkindcorp.com

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with a copy to (which copy shall not constitute notice):

Cooley LLP

10265 Science Center Dr

San Diego, CA 92121

Attn: Barbara L. Borden & Rowook Park

Email: bborden@cooley.com & rpark@cooley.com

9.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.6 Entire Agreement; Counterparts. This Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.7 Assignment; Binding Effect. No party may assign (by merger, operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, that (a) each of Parent or Purchaser may assign its rights and obligations under this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Parent or Purchaser, as applicable; provided, further, that no such assignment shall relieve Parent or Purchaser, as applicable, of any of its obligations under this Agreement or enlarge any obligation of Stockholder hereunder and (b) Stockholder may assign any or all of its rights, interests and obligations under this Agreement in connection with a transfer made pursuant to Section 2.3 without the consent of Parent or Purchaser. Any purported assignment in violation of this Agreement will be void ab initio.

9.8 Independence of Obligations. The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

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9.9 Governing Law.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.9(c), in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby: (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.9(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties); and (ii) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.4. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy will occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that (i) the parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.9(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.9(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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9.10 Waiver. No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of such party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.11 Termination. This Agreement and all rights and obligations of the parties hereunder shall automatically terminate, and no party shall have any rights or obligations hereunder, and this Agreement shall be revoked and become null and void on, and have no further effect as of the Expiration Date. Nothing in this Section 9.11 shall relieve any party from any liability for any willful or knowing breach of this Agreement occurring prior to the termination of this Agreement and the provisions of this Section 9 shall survive any termination of this Agreement.

9.12 Directors and Officers. This Agreement applies to Stockholder solely in such Stockholder’s capacity as a holder of Subject Securities, and not to Stockholder or any Representative of Stockholder in any other capacity (including serving as a director or officer of the Company). Nothing in this Agreement shall be construed to prohibit Stockholder or any of Stockholder’s Representatives who is an officer or member of the board of directors of the Company from taking any action (or failure to act) solely in his or her capacity as an officer or member of the board of directors of the Company or from taking any action with respect to any Alternative Proposal solely in their capacity as such an officer or director or in the exercise of his or her fiduciary duties in his or her capacity as director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken solely in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement.

9.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

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(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement, unless otherwise stated, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) Unless otherwise indicated all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement, as applicable.

(e) The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to effect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(f) References to “$” refer to United States dollars unless otherwise noted.

9.14 No Ownership Interest. All rights, ownership and economic benefits of and relating to the Subject Securities Owned by Stockholder at a given time shall remain vested in and belong to Stockholder as of such time, and neither Parent nor Purchaser shall have any authority to exercise any power or authority to direct Stockholder in the voting of any of the Subject Securities, except as otherwise specifically provided herein.

9.15 No Agreement Until Executed. Irrespective of negotiations among the parties hereto or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract between the parties hereto unless and until (a) the board of directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company Charter or the Company’s bylaws, the Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[Remainder of page intentionally left blank]

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Each of Parent, Purchaser and Stockholder has caused this Agreement to be executed as of the date first written above.

MANNKIND CORPORATION

By

Title

SEACOAST MERGER SUB, INC.

By

Title

STOCKHOLDER

Signature

Printed Name

Address:

Email:

Signature Page to Tender and Support Agreement

EXHIBIT A

SUBJECT SECURITIES

Exhibit 10.2

Execution Version

AMENDMENT NO. 1 TO LOAN AGREEMENT AND SECURITY AGREEMENT

This AMENDMENT NO. 1 TO LOAN AGREEMENT (this “Amendment”) is dated as of August 24, 2025 and is entered into by and among MANNKIND CORPORATION, a Delaware corporation (the “Borrower”), the Amendment No. 1 Incremental Term Lenders (as defined below), the other Lenders party hereto, and WILMINGTON TRUST, NATIONAL ASSOCIATION, as administrative agent and collateral agent (in such capacities, the “Agent”), and is made with reference to that certain LOAN AGREEMENT, dated as of August 6, 2025 (the “Loan Agreement”, and as amended by this Amendment, the “Amended Loan Agreement”), by and among the Borrower, the lenders from time to time party thereto (the “Lenders”) and the Agent. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Amended Loan Agreement.

RECITALS

WHEREAS, the Borrower intends to effectuate the acquisition, directly or indirectly (the “Project Seacoast Acquisition”), of scPharmaceuticals Inc., a Delaware corporation (the “Seacoast Target”), pursuant to that certain Agreement and Plan of Merger, entered into on the date hereof by and among the Borrower, Seacoast Target and Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Borrower, as the purchaser (the “Project Seacoast Acquisition Agreement”);

WHEREAS, the Borrower has requested that the Lenders provide an incremental term loan facility under the Loan Agreement in an aggregate principal amount of $175,000,000 (the “Amendment No. 1 Incremental Term Loan Commitments” and any loans funded thereunder, the “Amendment No. 1 Incremental Term Loans”), and each Lender listed on Schedule I hereto (each, an “Amendment No. 1 Incremental Term Lender”) has agreed to provide the Amendment No. 1 Incremental Term Loan Commitments to the Borrower on the Amendment No. 1 Effective Date in the principal amount set forth opposite such Lender’s name on Schedule I hereto, subject to the terms and conditions set forth herein;

WHEREAS, the Borrower will use the proceeds of the Amendment No. 1 Incremental Term Loans to (i) pay the acquisition consideration for, and other amounts owing in connection with, the Project Seacoast Acquisition under the Project Seacoast Acquisition Agreement and (ii) pay the fees, premiums, expenses and other transaction costs (collectively, the “Project Seacoast Transaction Costs”) incurred in connection with the Project Seacost Acquisition, this Amendment and the establishment of the Amendment No. 1 Incremental Term Loan Commitments (collectively, the “Project Seacoast Transaction”);

WHEREAS, (i) the Agent, the Amendment No. 1 Incremental Term Lenders and the Borrower have agreed to make certain amendments to the Loan Agreement to effect the occurrence of the Amendment No. 1 Incremental Term Loan Commitments thereunder and (ii) the Agent, the Lenders party hereto (collectively constituting all of the Lenders under the Loan Agreement immediately prior to giving effect to this Amendment (the “Existing Lenders”) and the Amendment No. 1 Incremental Term Lenders) have agreed to make certain other amendments to the Loan Agreement, in each case on the terms and subject to the conditions set forth herein;

WHEREAS, the Borrower expects to realize substantial direct and indirect benefits as a result of this Amendment becoming effective and the consummation of the transactions contemplated hereby and agrees to reaffirm its obligations under the Loan Agreement, the Amended Loan Agreement, the Collateral Documents, and the other Loan Documents to which it is a party; and

WHEREAS, the Borrower desires to appoint Blackstone Alternative Credit Advisors LP (“BXACA”) as the lead arranger (the “Amendment No. 1 Lead Arranger”) for purposes of this Amendment, the Amendment No. 1 Incremental Term Loan Commitments and the Amendment No. 1 Incremental Term Loans.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION I. DELAYED DRAW TERM LOANS TO FINANCE THE PROJECT SEACOAST ACQUISITION. Notwithstanding anything else to the contrary in the Loan Agreement, this Amendment, or the Amended Loan Agreement, the sole conditions to the borrowing of any Delayed Draw Term Loans in an aggregate principal amount of up to $75,000,000, the proceeds of which are used to finance the Project Seacoast Acquisition and pay related fees and expenses (such Delayed Draw Term Loans, the “Amendment No. 1 Delayed Draw Term Loans”), shall be limited to the following:

A. No Event of Default. After giving pro forma effect to the execution of the Project Seacoast Acquisition Agreement and the consummation (or consummation substantially concurrently with the borrowing of the Amendment No. 1 Delayed Draw Term Loans) of the Project Seacoast Acquisition (including such Borrowing of Delayed Draw Term Loans and the use of proceeds thereof) on a pro forma basis, no Event of Default under Section 7.1 or Section 7.5 of the Loan Agreement shall have occurred and be continuing or would result therefrom on the closing date of the Project Seacoast Acquisition (the “Project Seacoast Acquisition Closing Date”).

B. Bring-Down of Limited Representations and Warranties. On and as of the Amendment No. 1 Incremental Term Loan Funding Date, the Specified Acquisition Agreement Representations shall be true and correct in all material respects and the Specified Representations shall be true and correct in all material respects (except in the case of any Specified Acquisition Agreement Representation or Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be); provided that to the extent that any of the Specified Representations are qualified by or subject to a “material adverse effect,” “material adverse change” or similar term or qualification, the definition thereof shall be a “Company Material Adverse Effect” (as defined in the Project Seacoast Acquisition Agreement) for purposes of any such representations and warranties made or deemed made on, or as of, the Amendment No. 1 Term Loan Funding Date (or any date prior thereto).

C. Borrowing Notice; Amendment No. 1 Funding Direction Letter. The Agent shall have received (i) a Borrowing Notice in accordance with the requirements of the Amended Loan Agreement and (ii) to the extent the Borrower has requested that any of the proceeds of the Amendment No. 1 Delayed Draw Term Loans to be borrowed on or about the Amendment No. 1 Incremental Term Loan Funding Date be disbursed directly to a party other than the Borrower, the Amendment No. 1 Funding Direction Letter (as defined in the Amended Loan Agreement).

SECTION II. CONSENT. Notwithstanding any prohibition contained in the Loan Agreement, the Amended Loan Agreement or any other Loan Document, subject to the satisfaction of the conditions precedent set forth in Section V below, and in reliance upon the representations and warranties of each Credit Party set forth herein, the Agent, the Existing Lenders and the Amendment No. 1 Incremental Term Lenders hereby consent to the Project Seacoast Acquisition, which shall be deemed a “Permitted Acquisition”. Notwithstanding anything to the contrary contained in this Amendment or any other Loan Document, the Project Seacoast Acquisition shall no longer be a “Permitted Acquisition” to the extent it is not consummated on or prior to the Outside Date (as defined below).

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SECTION III. AMENDED LOAN DOCUMENTS. The Borrower, all the Existing Lenders, all the Amendment No. 1 Incremental Term Lenders, and the Agent agree that, as of the Amendment No. 1 Effective Date, subject to the satisfaction or waiver of the applicable terms and conditions set forth herein, (a) the Loan Agreement (excluding the annexes and exhibits (other than as expressly set forth herein) and signature pages attached thereto) shall be amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~ ) and to add the bold, double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Loan Agreement attached hereto as Exhibit A, (b) Exhibit D to the Loan Agreement (Form of Compliance Certificate) shall be amended and restated in its entirety as set forth in Exhibit B attached hereto, (c) Annex I to the Loan Agreement shall be amended to include the table of the Amendment No. 1 Incremental Term Loan Commitments set forth on Schedule I hereto, and (d) the Security Agreement shall be amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold, double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Security Agreement attached hereto as Exhibit C.

SECTION IV. ESTABLISHMENT OF INCREMENTAL TERM LOAN COMMITMENTS.

A. Each Amendment No. 1 Incremental Term Lender severally agrees to make an Amendment No. 1 Incremental Term Loan to the Borrower on the Amendment No. 1 Incremental Term Loan Funding Date in Dollars in an aggregate principal amount equal to the amount set forth under the heading “Amendment No. 1 Incremental Term Loan Commitment” opposite such Amendment No. 1 Incremental Term Lender’s name on Schedule I attached hereto, on the terms set forth herein and in the Amended Loan Agreement and subject only to the conditions expressly set forth in Section VI hereof. From and after the Amendment No. 1 Incremental Term Loan Funding Date, each party hereto agrees that the Amendment No. 1 Incremental Term Loans, when funded, shall (i) be deemed to be “Term Loans” as defined in the Amended Loan Agreement for all purposes of the Loan Documents having terms and provisions identical to those applicable to the Term Loans outstanding immediately prior to the Amendment No. 1 Incremental Term Loan Funding Date (the “Existing Term Loans”), (ii) constitute “Obligations” under the Amended Loan Agreement and the other Loan Documents, (iii) be secured on a pari passu basis by the Liens granted to the Agent for the benefit of the Secured Parties under the Collateral Documents, and (iv) be guaranteed in the same manner and to the same extent by the Guarantors that guarantee the Existing Term Loans.

B. The Amendment No. 1 Incremental Term Loan Commitments of the Amendment No. 1 Incremental Term Lenders shall terminate in their entirety on the earlier to occur of (i) the Outside Date and (ii) the Amendment No. 1 Incremental Term Loan Funding Date (after giving effect to the incurrence of the Amendment No. 1 Incremental Term Loans). Once borrowed, amounts repaid in respect of the Amendment No. 1 Incremental Term Loans may not be reborrowed.

C. Each Amendment No. 1 Incremental Term Lender, to the extent not an Existing Lender under the Loan Agreement, (i) represents and warrants that (x) it has received a copy of the Loan Agreement (and the Amended Loan Agreement contemplated by this Amendment) and the other Loan Documents, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.1 thereof , and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Amendment, and (y) it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this

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Amendment; (ii) agrees it will, independently and without reliance on the Agent or any Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents; (iii) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (iv) acknowledges and agrees that the Agent is and shall be entitled to all of the indemnifications, exculpations and other rights and protections set forth in the Loan Agreement (including as amended hereby) and the other Loan Documents (including, without limitation, those set forth in Section 12 of the Loan Agreement (including as amended hereby) (and such Amendment No. 1 Incremental Term Lender shall be obligated as a Lender under such Section 12)); and (v) agrees that it will perform in accordance with their terms all the obligations which by the terms of the Amended Loan Agreement and other Loan Documents as are required to be performed by it as a Lender.

SECTION V. CONDITIONS TO EFFECTIVENESS OF THIS AMENDMENT .

The effectiveness of this Amendment is subject to the satisfaction (or waiver) of the following conditions (the date on which such conditions have been satisfied or waived, the “Amendment No. 1 Effective Date”):

A. Execution. The Agent shall have received (i) a counterpart signature page to this Amendment, duly executed by the Borrower, each Amendment No. 1 Incremental Term Lender, the Existing Lenders and the Agent and (ii) the attached Acknowledgement (the “Acknowledgement”), duly executed by each Credit Party (other than the Borrower).

B. Representations and Warranties. Each of the representations and warranties made by the Credit Parties in Section 4 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the date of the Amendment No. 1 Effective Date, unless any such representation or warranty is stated to relate to a specific earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date (it being understood that any representation or warranty that is qualified as to “materiality,” “Material Adverse Change,” or similar language shall be true and correct in all respects, in each case, on and as of the Amendment No. 1 Effective Date. or as of such earlier date, as applicable).

C. No Default or Event of Default. On and as of the Amendment No. 1 Effective Date, no Default or Event of Default shall have occurred or be continuing.

D. Additional Documentary Conditions. The Agent shall have received on or before the Amendment No. 1 Effective Date all of the following agreements, documents, instruments and other items duly executed (as applicable) by the applicable parties thereto:

(a) the Amendment No. 1 Closing Payments and Fee Letter, dated as of the Amendment No. 1 Effective Date, by and between the Borrower and the Blackstone Representative (as defined in the Loan Agreement) (the “Amendment No. 1 Closing Payments and Fee Letter”);

(b) a copy of the Project Seacoast Acquisition Agreement;

(c) a certificate of each Credit Party, dated as of the Amendment No. 1 Effective Date, including or attaching a copy of (i) each Operating Document of such Credit Party certified, to the extent applicable, as of a recent date by the applicable Governmental Authority, (ii) signature and incumbency certificates of the Responsible Officers of such Credit Party executing this Amendment or the Acknowledgement, as applicable, (iii) resolutions of the Board of Directors of each Credit Party approving

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and authorizing the execution and delivery of this Amendment or the Acknowledgement, as applicable, and the performance of this Amendment, the Amended Loan Agreement and the other Loan Documents, certified as of the Amendment No. 1 Effective Date by a Responsible Officer as being in full force and effect without modification or amendment and (iv) a good standing certificate (to the extent such concept exists) from the applicable Governmental Authority of such Credit Party’s jurisdiction of incorporation, organization or formation (or, in the case of clauses (i) and (ii), a certification of no change since the Closing Date); and

(d) Legal Opinion. The Agent shall have received a legal opinion of Cooley LLP as counsel for the Credit Parties, dated as of the Amendment No. 1 Effective Date, addressed to the Agent and the Lenders and in form and substance reasonably satisfactory to the Blackstone Representative.

SECTION VI. CONDITIONS TO AMENDMENT NO. 1 INCREMENTAL TERM LOAN FUNDING DATE.

Notwithstanding anything else to the contrary in the Loan Agreement, the Amended Loan Agreement or this Amendment, the sole conditions to the borrowing of the Amendment No.1 Incremental Term Loans shall be limited to the following (the date on which such conditions have been satisfied or waived, the “Amendment No. 1 Incremental Term Loan Funding Date”); provided that, in no event shall the Amendment No. 1 Incremental Term Loan Funding Date occur on any date after May 25, 2026 (such date, the “Outside Date”):

A. Amendment No. 1 Effective Date. The Amendment No. 1 Effective Date shall have occurred.

B. Bring-Down of Limited Representations and Warranties. On and as of the Amendment No. 1 Incremental Term Loan Funding Date, the Specified Acquisition Agreement Representations shall be true and correct in all material respects and the Specified Representations shall be true and correct in all material respects (except in the case of any Specified Acquisition Agreement Representation or Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be); provided that to the extent that any of the Specified Representations are qualified by or subject to a “material adverse effect,” “material adverse change” or similar term or qualification, the definition thereof shall be a “Company Material Adverse Effect” (as defined in the Project Seacoast Acquisition Agreement) for purposes of any such representations and warranties made or deemed made on, or as of, the Amendment No. 1 Term Loan Funding Date (or any date prior thereto).

C. No Event of Default. On and as of the Amendment No. 1 Incremental Term Loan Funding Date, no Event of Default under Section 7.1 or Section 7.5 of the Loan Agreement shall have occurred or be continuing.

D. No Company Material Adverse Effect. Since the Amendment No. 1 Effective Date, there shall not have been any Company Material Adverse Effect (as defined in the Project Seacoast Acquisition Agreement).

E. [Reserved].

F. Project Seacoast Acquisition. The Project Seacoast Acquisition shall be consummated or consummated substantially concurrently with the borrowing of the Amendment No. 1 Incremental Term Loans, in all material respects in accordance with the terms of the Project Seacoast Acquisition Agreement, without giving effect to any amendments, consents or waivers by the Borrower or any of its Subsidiaries that are materially adverse to the interests of the Lenders without the prior consent of the Lenders (such consent not to be unreasonably withheld, delayed or conditioned).

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G. Project Seacoast Lien Release. Substantially concurrently with the funding of the Amendment No. 1 Incremental Term Loans, the Borrower shall, or shall have caused the Seacoast Target to, (i) repay in full the Seacoast Target’s outstanding loans and terminate all commitments under that certain Credit Agreement and Guaranty, dated as of August 9, 2024, by and among, inter alios, the Seacoast Target, the lenders party thereto from time to time and Perceptive Credit Holdings IV, LP, as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified, the “Perceptive Credit Agreement”) and any security interests and guaranties in connection therewith shall have been terminated or released and (ii) repurchase the revenue participation right under, and terminate, that certain Revenue Participation Right Purchase and Sale Agreement, dated as of August 9, 2024, by and between the Seacoast Target and Perceptive Credit Holdings IV, LP (as amended, restated, amended and restated, supplemented or otherwise modified, the “Perceptive RIF Agreement”, and together with the Perceptive Credit Agreement, the “Seacoast Perceptive Agreements”).

H. Borrowing Notice; Amendment No. 1 Funding Direction Letter. The Agent shall have received (i) a Borrowing Notice for the borrowing of the Amendment No. 1 Incremental Term Loans in accordance with the requirements of the Amended Loan Agreement and (ii) to the extent the Borrower has requested that any of the proceeds of the Amendment No. 1 Incremental Term Loans to be borrowed on the Amendment No. 1 Incremental Term Loan Funding Date be disbursed directly to a party other than the Borrower, the Amendment No. 1 Funding Direction Letter (as defined in the Amended Loan Agreement).

I. Officer’s Certificates. The Agent shall have received (i) a certificate from a Responsible Officer of the Borrower, certifying that the conditions set forth in clauses B through D and F above have been satisfied and (ii) a certificate from a Responsible Officer of the Borrower certifying that the Borrower and its Subsidiaries, on a consolidated basis after giving effect to the amendments to the Loan Agreement forth in Sections III and IV of this Amendment, are Solvent, each such certificate to be dated as of the Amendment No. 1 Incremental Term Loan Funding Date .

J. Fees and Expenses. Substantially concurrently with the Amendment No. 1 Incremental Term Loan Funding Date, the Borrower shall have paid (i) all amounts required to be paid on the Amendment No. 1 Incremental Term Loan Funding Date pursuant to the Amendment No. 1 Closing Payments and Fee Letter, (ii) an amendment fee to the Agent for its own account in the amount of $10,000 (the “Amendment No. 1 Agent Fee”) and (iii) to the extent invoiced at least one (1) Business Days prior to the Amendment No. 1 Incremental Term Loan Funding Date, all other fees and expenses due and payable to the Agent on or prior to the Amendment No. 1 Incremental Term Loan Funding Date in accordance with the Amended Loan Agreement and pursuant to this Amendment.

SECTION VII. REPRESENTATIONS AND WARRANTIES.

In order to induce the Lenders and the Agent to enter into this Amendment and to amend the Loan Agreement in the manner provided herein, the Borrower (as to itself and each of the other Credit Parties) represent and warrant as of the date hereof:

A. Confirmation of Representations and Warranties. The representations and warranties made by the Credit Party in Section 4 of the Loan Agreement and in the other Loan Documents are true and correct in all material respects on and as of the date hereof, unless any such representation or warranty is stated to related to a specific earlier date, in which case such representation or warranty were true and correct in all material respects on and as of such earlier date (it being understood that any representation or warranty that is qualified as to “materiality”, “Material Adverse Change” or similar language is or was true and correct in all respects on and as of the date hereof or such earlier date, as the case may be).

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B. Binding Effect. This Amendment and the Acknowledgement have been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by the Borrower and each other Credit Party, as applicable. This Amendment and the Acknowledgement constitute, and each other Loan Document to which the Borrower or any other Credit Party is to be a party, when executed and delivered by the Borrower or such other Credit Party, as the case may be, will constitute, a legal, valid and binding obligation of the Borrower or such other Credit Party, as the case may be, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally.

C. No Default. No Default or Event of Default has occurred or is continuing immediately before and after giving effect to the signing of this Amendment on the Amendment No. 1 Effective Date.

SECTION VIII. MISCELLANEOUS.

A. Reference to and Effect on the Loan Agreement and the Other Loan Documents.

(i) On and after the Amendment No. 1 Effective Date, each reference in the Amended Loan Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Loan Agreement, and each reference in the other Loan Documents to the “Loan Agreement”, “thereunder”, “thereof”, “therein” or words of like import referring to the Loan Agreement shall mean and be a reference to the Amended Loan Agreement.

(ii) Except for any consent, waiver, amendment and/or modification expressly set forth herein, the Loan Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed and this Amendment shall not be considered a novation. Any consent, waiver, amendment and/or modification expressly set forth herein is limited to the specifics hereof (including facts or occurrences on which the same are based), shall not apply with respect to any facts or occurrences other than those on which the same are based, shall neither excuse any future non-compliance with the Loan Documents nor operate as a waiver of any Default or Event of Default, shall not operate as a consent to any further waiver, consent or amendment or other matter under the Loan Documents, and shall not be construed as an indication (or establish a course of dealing) that any future waiver or amendment of covenants or any other provision of the Loan Agreement or the Amendment Loan Agreement will be agreed to (it being understood that the granting or denying of any waiver or amendment which may hereafter be requested by the Borrower remains in the sole and absolute discretion of the Agent and the Lenders, as the case may be).

(iii) The execution, delivery and performance of this Amendment and the Acknowledgement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Agent or Lender under, the Loan Agreement, the Amended Loan Agreement or any of the other Loan Documents.

(iv) The Borrower (on behalf of itself and the other Credit Parties) hereby (A) confirms that the obligations of the Borrower and the other Credit Parties under the Amended Loan Agreement and the other Loan Documents are entitled to the benefits of the guarantees and the security interests set forth or created in the Collateral Documents and the other Loan Documents and constitute Loan Document Obligations, (B) ratifies and reaffirms the validity and enforceability of all of the Liens and security interests heretofore granted pursuant to and in connection with the Collateral Documents or any other Loan Document to Agent, on behalf and for the benefit of each Secured Party, as collateral security for the

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obligations under the Loan Documents in accordance with their respective terms, and (C) acknowledges that all of such Liens and security interests, and all Collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof (including, without limitation, from and after the Amendment No. 1 Incremental Term Loan Funding Date).

(v) As collateral security for the prompt and complete payment and performance when due (whether at stated maturity, by acceleration or otherwise) of the Secured Obligations (as defined in the Security Agreement), each Grantor (as defined in the Security Agreement) hereby collaterally assigns, pledges, hypothecates and grants to the Agent, in favor of the Agent and for the benefit of itself and the other Secured Parties, to secure the payment and performance in full of all of the Obligations for the benefit of the Agent and the other Secured Parties, a first priority Lien (subject only to Permitted Liens) on and continuing security interest in, all of its right, title and interest in, to and under the Collateral of such Grantor, wherever located, whether now owned or hereafter acquired or arising.

(vi) The parties hereto agree that this Amendment is a “Loan Document” as defined in the Amended Loan Agreement.

B. Headings. Section and Subsection headings used herein are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

C. Applicable Law; Jurisdiction; Waiver of Jury Trial. This Amendment shall be governed by, and construed and interpreted in accordance with the laws of the State of New York, without regard to any principles of conflicts of law that could require the application of the law of any other jurisdiction; provided, that notwithstanding the foregoing, the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Project Seacoast Acquisition Agreement) (including whether or not a “Company Material Adverse Effect” has occurred) shall be construed in accordance with the laws of the State of Delaware, without regard to any principles of conflicts of law that could require the application of the law of any other jurisdiction. The provisions of Section 10 of the Loan Agreement pertaining to submission to jurisdiction, service of process and waiver of jury trial are hereby incorporated by reference herein, mutatis mutandis.

D. Indemnification. The Borrower hereby confirms that the indemnification provisions set forth in Section 11.2 of the Loan Agreement shall apply to this Amendment and the transactions contemplated hereby.

E. Counterparts; Electronic Signatures. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or other electronic means shall be effective as delivery of an original counterpart of this Amendment. The provisions of Section 11.12 of the Loan Agreement pertaining to electronic signatures are hereby incorporated by reference herein, mutatis mutandis.

F. Entire Agreement. This Amendment (including the Acknowledgement), the Amended Loan Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof.

G. Severability. Any provision of this Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

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H. No Novation. By its execution of this Amendment, each of the parties hereto acknowledges and agrees that the terms of this Amendment do not constitute a novation, but, rather, a supplement of the terms of a pre-existing indebtedness and related agreement, as evidenced by the Loan Agreement, the Amended Loan Agreement and the other Loan Documents.

I. Release. In consideration of the agreements of the Agent and each Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, on behalf of itself and its successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges the Agent and each Lender, and its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Agent, Lenders and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which the Borrower, or any of its successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Loan Agreement, or any of the other Loan Documents or transactions thereunder or related thereto. The Borrower understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. The Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. The provisions of this section shall survive payment in full of the Obligations, full performance of all the terms of this Amendment and the other Loan Documents.

J. Lender and Agent Expenses. Lender and Agent Expenses incurred in connection with this Amendment and the transactions contemplated hereby and payable by the Borrower shall not exceed $100,000; provided that the cap in this Section VII.J shall not include Lender and Agent Expenses of the Agent, including the Amendment No. 1 Agent Fee.

K. Amendment No. 1 Lead Arranger. The Borrower hereby appoints BXACA as the lead arranger for purposes of this Amendment, the Amendment No. 1 Incremental Term Loan Commitments and the Amendment No. 1 Incremental Term Loans and (b) acknowledges and agrees that (i) the Amendment No. 1 Lead Arranger shall be entitled to the privileges, indemnification, immunities and other benefits afforded to the Agent and the Lead Arranger pursuant to Sections 11.2, 11.16 and 12.2 of the Amended Loan Agreement and (ii) the Amendment No. 1 Lead Arranger (in its capacity as such) shall not have any duties, responsibilities or liabilities under or in respect of this Amendment, the Amended Loan Agreement or any other Loan Document whatsoever.

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L. Direction to Agent. All of the Existing Lenders and all Amendment No. 1 Incremental Term Lenders, hereby (a) authorize and direct the Agent to execute and deliver this Amendment, and (b) acknowledge and agree that (i) the direction in this Section VIII.K constitutes a direction from the Lenders under the provisions of Section 12 of the Amended Loan Agreement and (ii) Section 12 (including, without limitation, Sections 12.3 and 12.11) of the Amended Loan Agreement shall apply to any and all actions taken by the Agent in accordance with such direction.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

MANNKIND CORPORATION, as the Borrower

By:	/s/ Christopher Prentiss
Name:	Christopher Prentiss
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to Loan Agreement]

WILMINGTON TRUST, NATIONAL ASSOCIATION, as the Agent

By:	/s/ Joseph B. Feil
Name:	Joseph B. Feil
Title:	Vice President

[Signature Page to Amendment No. 1 to Loan Agreement]

BLACKSTONE SECURED LENDING FUND, as an Amendment No. 1 Incremental Term Lender and a Lender
By: Blackstone Private Credit Strategies LLC, as Investment Advisor
By: Blackstone Credit BDC Advisors LLC, as Sub-Investment Advisor

By	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

AMERICAN HOME ASSURANCE COMPANY, as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Private Credit Strategies LLC, pursuantto powers of attorney now and hereafter granted to it

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

LEXINGTON INSURANCE COMPANY, as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Private Credit Strategies LLC, pursuantto powers of attorney now and hereafter granted to it

By	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

COMMERCE AND INDUSTRY INSURANCE COMPANY,
as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Private Credit Strategies LLC, pursuantto powers of attorney now and hereafter granted to it

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA,
as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Private Credit Strategies LLC, pursuantto powers of attorney now and hereafter granted to it

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

EMPIRE SUB LLC, as an Amendment No.1 Incremental Term Lender and a Lender
By: Empire Top Sub LLC, its sole member
By: Empire Topco LP, its sole member
By: BXC Empire Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

GN LOAN FUND LP,
as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Alternative Credit Advisors LP its Investment Manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

BLACKSTONE CREDIT SERIES FUND-C LP, as a Lender
By: Blackstone Credit Series Fund-C Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

BXCI BLOSSOM CREDIT SERIES FUND-C SPV LLC,
as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Credit Series Fund-C Associates LLC, asits manager
By: GSO Holdings I, L.L.C., as its managing member

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

BXD SERIES PROGRAM I LEVERED INVESTOR ASSETCO LP, as a Lender
By: Blackstone Senior Direct Lending ICAV GP LLC,its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

BXD MAGNOLIA SERIES SPV LP, as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Senior Direct Lending Magnolia GP LLC, its general partner
By: BXD Series Program I Levered Investor AssetCo LP, its manager
By Blackstone Senior Direct Lending ICAV GP LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

BXD SERIES PROGRAM I UNLEVERED INVESTOR ASSETCO LP, as an Amendment No.1 Incremental Term Lender and a Lender
By: Blackstone Senior Direct Lending ICAV GP LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

BXD SERIES PROGRAM I CURRENCY INVESTOR ASSETCO LP, as an Amendment No.1 Incremental Term Lender and a
Lender
By: Blackstone Senior Direct Lending ICAV GP LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

EMERALD MIMOSA FUNDING LP, as an Amendment No.1 Incremental Term Lender and a Lender
By: Emerald Mimosa Funding GP LLC, its general partner
By: Emerald Aggregator Funding LP, its manager
By: Emerald Aggregator Funding GP LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CARNATION SUB LLC, as a Lender
By: Carnation Top Sub LLC, its sole member
By: Carnation Topco LP, its sole member
By: BXC Azul Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

BLACKSTONE PRIVATE CREDIT FUND, as a Lender
By: Blackstone Private Credit Strategies LLC, as Investment Advisor
By: Blackstone Credit BDC Advisors LLC, as Sub-Investment Advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

EMPIRE SUB-UF LLC, as a Lender
By: Empire-UF Topco LP, its sole member
By: BXC Empire Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

EMERALD DIRECT LENDING 3 LP, as a Lender
By: Blackstone Private Credit Strategies LLC, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

MIZUHO CAPITAL MARKETS LLC, as a Lender
By: Mizuho Securities USA LLC, in its capacity as manager

By:	/s/ Julian Rudin
Name:	Julian Rudin
Title:	Managing Director

[Signature Page to Amendment No. 1 to Loan Agreement]

BGSL BIG SKY FUNDING LLC, as an Amendment No. 1 Incremental Term Lender
By: Blackstone Secured Lending Fund, as sole member
By: Blackstone Private Credit Strategies LLC, as Investment Advisor
By: Blackstone Credit BDC Advisors LLC, as Sub- Investment Advisor

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

BGSL BRECKENRIDGE FUNDING LLC, as an Amendment No. 1 Incremental Term Lender

By: Blackstone Secured Lending Fund, as sole member

By: Blackstone Private Credit Strategies LLC, as Investment Advisor

By: Blackstone Credit BDC Advisors LLC, as Sub- Investment Advisor

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

[Signature Page to Amendment No. 1 to Loan Agreement]

BCSA – A FUND (LUX) SCSP, as an Amendment No. 1 Incremental Term Lender and a Lender
Represented by:

By:	/s/ Tony Whiteman
Name: Tony Whiteman
Title: Category A Manager

By:	/s/ Gabor Bernath
Name: Gabor Bernath
Title: Category B Manager

[Signature Page to Amendment No. 1 to Loan Agreement]

BLACKSTONE HOLDINGS FINANCE CO. L.L.C., as an Amendment No. 1 Incremental Term Lender and a Lender

By:	/s/ Eric Liaw
Name:	Eric Liaw
Title:	Senior Managing Director and Treasurer

[Signature Page to Amendment No. 1 to Loan Agreement]

ACKNOWLEDGMENT

dated as of August 24, 2025

Each of the undersigned Credit Parties hereby expressly acknowledges and agrees to the terms of Amendment No. 1 to Loan Agreement (the “Amendment”) to which this Acknowledgment is attached and (i) confirms, as of the date hereof, that the obligations of such Credit Party under the Amended Loan Agreement and the other Loan Documents are entitled to the benefits of the guarantees and the security interests set forth or created in the Collateral Documents and the other Loan Documents and constitute Loan Document Obligations, (ii) ratifies and reaffirms the validity and enforceability of all of the Liens and security interests heretofore granted pursuant to and in connection with the Collateral Documents or any other Loan Document to Agent, on behalf and for the benefit of each Secured Party, as collateral security for the obligations under the Loan Documents in accordance with their respective terms, (iii) acknowledges that all of such Liens and security interests, and all Collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof (including, without limitation, from and after the Amendment No. 1 Incremental Term Loan Funding Date) and (iv) acknowledges and agrees that on and after the Amendment No. 1 Effective Date, each reference in the Amended Loan Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Loan Agreement, and each reference in the other Loan Documents to the “Loan Agreement”, “thereunder”, “thereof”, “therein” or words of like import referring to the Loan Agreement shall mean and be a reference to the Amended Loan Agreement.

Each of the undersigned Credit Parties hereby expressly acknowledges and agrees that except as herein otherwise specifically provided in the Amendment, all provisions of the Loan Agreement and the other Loan Documents shall remain in full force and effect and be unaffected thereby.

[Signature page follows]

QRUMPHARMA, INC., as a Credit Party

By:
Name:	David Thomson
Title:	Secretary and Vice President

MANNKIND LLC, as a Credit Party

By:
Name:	David Thomson
Title:	Secretary

TECHNOSPHERE INTERNATIONAL, INC., as a Credit Party

By:
Name:	David Thomson
Title:	Secretary and Vice President

EXHIBIT A

AMENDED LOAN AGREEMENT

(See Attached)

~~Execution Version~~EXHIBIT A TO AMENDMENT NO. 1

LOAN AGREEMENT

Dated as of August 6, 2025,

as amended by Amendment No. 1 to Loan Agreement, dated as of August 24, 2025 between

MANNKIND CORPORATION,

(as Borrower),

CERTAIN SUBSIDIARIES OF BORROWER FROM TIME TO TIME PARTY HERETO,

(as other Credit Parties),

WILMINGTON TRUST, NATIONAL ASSOCIATION,

(as Agent),

BLACKSTONE ALTERNATIVE CREDIT ADVISORS LP,

(as Blackstone Representative and Lead Arranger),

and

THE LENDERS FROM TIME TO TIME PARTY HERETO

TABLE OF CONTENTS

Page

1.	ACCOUNTING AND OTHER TERMS		1

2.	LOANS AND TERMS OF PAYMENT		3

	2.1	Promise to Pay	3
	2.2	Commitments	3
	2.3	Payment of Interest on the Credit Extensions	~~8~~9
	2.4	[Reserved]	13
	2.5	Requirements of Law; Increased Costs	~~12~~13
	2.6	Taxes; Withholding, Etc.	14
	2.7	Fees	~~16~~17
	2.8	Register; Term Loan Note	~~17~~18
	2.9	Benchmark Replacement Setting	~~17~~18
	2.10	Incremental Delayed Draw Term Loans	~~19~~20
	2.11	Mitigation Obligations; Replacement of Lenders	20

3.	CONDITIONS OF TERM LOAN		~~21~~22

	3.1	Conditions Precedent to Closing Date	~~21~~22
	3.2	Conditions to Each Credit Extension	~~23~~24
	3.3	Covenant to Deliver	~~24~~25
	3.4	Procedures for Borrowing	~~24~~25

4.	REPRESENTATIONS AND WARRANTIES		~~24~~25

	4.1	Due Organization, Power and Authority	~~24~~25
	4.2	Equity Interests	~~24~~25
	4.3	Authorization; No Conflict	~~25~~26
	4.4	Government Consents; Third Party Consents	~~25~~26
	4.5	Binding Obligation	~~25~~26
	4.6	Collateral and Intellectual Property	~~25~~27
	4.7	Adverse Proceedings, Compliance with Laws	~~29~~30
	4.8	Exchange Act Documents; Financial Statements; Financial Condition; No Material Adverse Change; Books and Records	~~29~~30
	4.9	Solvency	~~30~~31
	4.10	Payment of Taxes	~~30~~31
	4.11	Environmental Matters	~~31~~32
	4.12	Material Contracts	~~31~~32
	4.13	Regulatory Compliance	~~32~~33
	4.14	Margin Stock	~~33~~34
	4.15	Subsidiaries	~~33~~34
	4.16	Employee Matters	~~33~~34
	4.17	Full Disclosure	~~33~~34
	4.18	FCPA; Patriot Act; OFAC	~~34~~35

i

	4.19	Health Care Matters	~~35~~36
	4.20	IT Assets and Data Privacy	~~38~~39
	4.21	Additional Representations and Warranties	~~39~~40

5.	AFFIRMATIVE COVENANTS		~~39~~40

	5.1	Maintenance of Existence	~~39~~40
	5.2	Financial Statements, Notices	~~39~~40
	5.3	Taxes	~~44~~45
	5.4	Insurance	~~44~~45
	5.5	Operating Accounts	~~44~~46
	5.6	Compliance with Laws	~~45~~46
	5.7	Protection of Intellectual Property Rights	~~45~~46
	5.8	Books and Records	~~46~~47
	5.9	Access to Collateral; Audits; Lender Calls	~~46~~47
	5.10	Use of Proceeds	~~47~~48
	5.11	Further Assurances	~~47~~48
	5.12	Additional Collateral; Guarantors	~~47~~48
	5.13	Formation or Acquisition of Subsidiaries	~~48~~49
	5.14	Post-Closing Requirements	~~49~~50
	5.15	Environmental	~~49~~51
	5.16	[Reserved]	~~51~~52
	5.17	[Reserved]	~~51~~52
	5.18	Credit Party Minimum Coverage	~~51~~52

6.	NEGATIVE COVENANTS		~~51~~52

	6.1	Dispositions	~~51~~52
	6.2	Fundamental Changes	~~52~~53
	6.3	Mergers, Acquisitions, Liquidations or Dissolutions	~~52~~54
	6.4	Indebtedness	~~53~~54
	6.5	Encumbrances	~~53~~55
	6.6	No Further Negative Pledges	~~54~~55
	6.7	Maintenance of Collateral Accounts	~~54~~55
	6.8	Distributions; Investments	~~54~~55
	6.9	No Restrictions on Subsidiary Distributions	~~54~~55
	6.10	Junior Indebtedness	~~54~~56
	6.11	Amendments or Waivers of Organizational Documents or Junior Indebtedness	~~55~~56
	6.12	Compliance	~~55~~57
	6.13	Compliance with Anti-Terrorism Laws	~~56~~57
	6.14	Amendments or Waivers of Material Contracts	~~56~~57
	6.15	Transactions with Affiliates	~~56~~58
	6.16	[Reserved]	~~57~~58
	6.17	Minimum Liquidity	~~57~~58
	6.18	No Liability Management Transactions	~~57~~58
	6.19	Fiscal Year	~~57~~58

	6.20	Royalty Transaction	~~57~~58

7.	EVENTS OF DEFAULT		~~57~~59

	7.1	Payment Default	~~57~~59
	7.2	Covenant Default	~~58~~59
	7.3	Material Adverse Change	~~58~~59
	7.4	Attachment; Levy; Restraint on Business	~~58~~59
	7.5	Insolvency	~~58~~60
	7.6	Other Agreements	~~59~~60
	7.7	Judgments	~~60~~61
	7.8	Misrepresentations	~~60~~61
	7.9	Loan Documents; Collateral	~~60~~61
	7.10	Subordinated Debt	~~60~~62
	7.11	ERISA Event	~~61~~62
	7.12	Regulatory Matters	~~61~~62
	7.13	Change in Control	~~61~~62

8.	RIGHTS AND REMEDIES UPON AN EVENT OF DEFAULT		~~61~~63

	8.1	Rights and Remedies	~~61~~63
	8.2	Power of Attorney	~~63~~64
	8.3	Application of Payments and Proceeds Upon Default	~~63~~64
	8.4	Agent’s Liability for Collateral	~~64~~65
	8.5	No Waiver; Remedies Cumulative	~~64~~65
	8.6	Demand Waiver	~~64~~66

9.	NOTICES		~~64~~66

10.	CHOICE OF LAW, VENUE, AND JURY TRIAL WAIVER		~~66~~67

11.	GENERAL PROVISIONS		~~66~~68

	11.1	Successors and Assigns	~~66~~68
	11.2	Indemnification; Lender and Agent Expenses	~~69~~70
	11.3	Severability of Provisions	~~69~~71
	11.4	Royalty Transaction Right of First Refusal	~~70~~71
	11.5	Amendments in Writing; Integration	~~70~~71
	11.6	Counterparts	~~71~~73
	11.7	Survival	~~71~~73
	11.8	Confidentiality	~~72~~73
	11.9	Release of Collateral or Guarantors	~~73~~74
	11.10	Right of Set-Off	~~73~~75
	11.11	Marshalling; Payments Set Aside	~~74~~75
	11.12	Electronic Execution of Documents	~~74~~76
	11.13	Captions	~~75~~76
	11.14	Construction of Agreement	~~75~~76
	11.15	Third Parties	~~75~~76

	11.16	No Advisory or Fiduciary Duty	~~75~~76
	11.17	Contractual recognition of Bail-In	~~75~~77
	11.18	Currency Equivalents Generally	~~76~~77
	11.19	Reinstatement	~~76~~78
	11.20	Restricted Licenses	~~76~~78

12.	AGENT		~~77~~78

	12.1	Appointment and Authority	~~77~~78
	12.2	Arranger Has No Liability	~~78~~79
	12.3	Exculpatory Provisions	~~78~~79
	12.4	Reliance by Agent	~~81~~82
	12.5	Delegation of Duties	~~81~~83
	12.6	Resignation of Agent	~~81~~83
	12.7	Non-Reliance on Agent and Other Lenders	~~82~~84
	12.8	No Other Duties, Etc.	~~83~~84
	12.9	Agent May File Proofs of Claim	~~83~~84
	12.10	Collateral and Guaranty Matters	~~83~~85
	12.11	Indemnification by Lenders	~~85~~87
	12.12	Patriot Act	~~86~~87
	12.13	Costs and Expenses; Indemnification	~~86~~87
	12.14	Survival	~~87~~88
	12.15	Erroneous Payments	~~87~~89
	12.16	Enforcement	~~89~~91

13.	GUARANTY		~~89~~91

	13.1	Guaranty	~~89~~91
	13.2	Limitation of Guaranty	~~90~~91
	13.3	Authorization; Other Agreements	~~90~~91
	13.4	Guaranty Absolute and Unconditional	~~90~~92
	13.5	Waivers	~~91~~93
	13.6	Reliance	~~92~~93
	13.7	Contribution	~~92~~94

14.	DEFINITIONS		~~92~~94

	14.1	Definitions	~~92~~94

Attachments to Loan Agreement

1.	Annex 1 – Commitments

2.	Exhibit A – Payment/Advance Form

3.	Exhibit B – Form of Term Loan Note

4.	Exhibit C – Form of Borrowing Notice

5.	Exhibit D – Form of Compliance Certificate

6.	Exhibit E – [Reserved]

7.	Exhibit F – Form of Security Agreement

8.	Exhibit G – Form of Assignment and Assumption

9.	Exhibit H – Form of Joinder Agreement

10.	Exhibit I – [Reserved]

11.	Exhibit J – Form of Interest Election Request

v

LOAN AGREEMENT

THIS LOAN AGREEMENT (this “Agreement”), dated as of August 6, 2025 (the “Closing Date”), is by and among MANNKIND CORPORATION, a Delaware corporation (as “Borrower”), each other Person from time to time party hereto that is designated as a “Credit Party” (as defined below), WILMINGTON TRUST, NATIONAL ASSOCIATION (as “Agent”), Blackstone Alternative Credit Advisors LP (the “Blackstone Representative”) and each lender from time to time party hereto (each individually a “Lender” and collectively, the “Lenders”).

W I T N E S S E T H:

WHEREAS, the Lenders have agreed, subject to the terms and conditions set forth herein, to extend certain credit facilities to Borrower consisting of (i) Initial Term Loans in an aggregate principal amount equal to $75,000,000 and (ii) Delayed Draw Term Loans in an aggregate principal amount equal to $125,000,000;

WHEREAS, the proceeds of the Term Loans shall be used (i) to pay fees, costs, and expenses in connection with the funding of the Term Loans, and (ii) for general corporate purposes of Borrower and its Subsidiaries;

WHEREAS, Borrower desires to secure the Obligations by granting to Agent, for the benefit of the Secured Parties, a security interest in and Lien upon the Collateral granted by it pursuant to the Collateral Documents; and

WHEREAS, subject to the terms hereof, each Guarantor is willing to guarantee all of the Obligations and to grant to Agent, for the benefit of the Secured Parties, a security interest in and Lien upon the Collateral granted by it pursuant to the Collateral Documents.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

1.	ACCOUNTING AND OTHER TERMS

Except as otherwise expressly provided herein, all accounting terms not otherwise defined in this Agreement shall have the meanings assigned to them in conformity with GAAP. All accounting calculations and determinations must be made following GAAP. Unless otherwise expressly provided, all financial covenants and financial terms shall be computed on a consolidated basis for Borrower and its Subsidiaries, in each case without duplication. If at any time any change in GAAP would affect the computation of any financial requirement set forth in any Loan Document, and either Borrower or the Blackstone Representative shall so request, the Blackstone Representative and Borrower shall negotiate in good faith to amend such requirement to preserve the original intent thereof in light of such change in GAAP; provided, that, until so amended, (i) such requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) Borrower shall provide to the Lenders a written reconciliation in form and substance reasonably satisfactory to the Lenders, between calculations of any baskets and other requirements hereunder, before and after giving effect to such change or issuance.

Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 14. All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein. All references to “Dollars” or “$” are United States Dollars, unless otherwise noted, and all payments made by the Credit Parties to Agent or the Lenders with respect to the Obligations shall be in Dollars.

For purposes of determining compliance with Section 6 with respect to the amount of any Indebtedness in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time such Indebtedness is incurred, made or acquired (so long as such Indebtedness, at the time incurred, made or acquired, was permitted hereunder).

Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to Borrower. Agent may select information sources or services in its reasonable discretion to ascertain the Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws), including a statutory division pursuant to Section 18-217 of the Delaware Limited Liability Company Act: (a) if any asset or property of any Person becomes the asset or property of one or more different Persons, then such asset or property shall be deemed to have been disposed of from the original Person to the subsequent Person(s) on the date such division becomes effective, (b) if any obligation or liability of any Person becomes the obligation or liability of one or more different Person(s), then the original Person shall be deemed to have been automatically released from such obligation or liability and such obligation or liability shall be deemed to have been assumed by the subsequent Person(s), in each case, on the date such division becomes effective and (c) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests on the date such division becomes effective.

2.	LOANS AND TERMS OF PAYMENT

2.1 Promise to Pay.

Borrower hereby unconditionally promises to pay to the Lenders the outstanding principal amount of the Term Loans advanced to Borrower by the Lenders, and accrued and unpaid interest thereon and any other amounts due hereunder as and when due in accordance with this Agreement.

2.2	Commitments.(a)

(a) Availability; Borrowing. Subject to the terms and conditions of this Agreement (including, as applicable, Sections 3.1, 3.2, 3.3 and 3.4):

(i) Each Lender with an Initial Term Loan Commitment severally and not jointly agrees to make to Borrower on the Closing Date initial term loans denominated in Dollars equal to such Lender’s Initial Term Loan Commitment (collectively, the “Initial Term Loan”). After repayment or prepayment, the Initial Term Loan may not be re-borrowed. Each Amendment No. 1 Incremental Term Lender (as defined in Amendment No. 1) severally and not jointly agrees to make an Amendment No. 1 Incremental Term Loan to the Borrower on the Amendment No. 1 Incremental Term Loan Funding Date in Dollars in an aggregate principal amount not to exceed such Lender’s Amendment No. 1 Incremental Term Loan Commitment. After repayment or prepayment, the Amendment No. 1 Incremental Term Loans may not be re -borrowed.

(ii) At any time and from time to time during the Delayed Draw Commitment Period, each Lender with a Delayed Draw Commitment severally and not jointly agrees to make to Borrower on the applicable Funding Date delayed draw term loans denominated in Dollars in an aggregate amount not to exceed the Delayed Draw Commitment of such Lender (the “Delayed Draw Term Loans”). After repayment or prepayment, the Delayed Draw Term Loans may not be re-borrowed.

(iii) Borrower shall give Agent irrevocable written notice (provided that with respect to the Amendment No. 1 Delayed Draw Term Loans and the Amendment No. 1 Incremental Term Loans, such notice may be made contingent on the closing of the Seacoast Acquisition) in the form of the Borrowing Notice attached hereto as Exhibit C (the “Borrowing Notice”) (which notice must be received by the Agent prior to 1:00 p.m. Eastern Time, (1) with respect to any Borrowing on the Closing Date, five (5) Business Days prior to the Closing Date, (2) with respect to any Delayed Draw Term Loan Borrowing that is a Base Rate Loan, six (6) Business Days prior to the anticipated Funding Date, and (3) with respect to any Delayed Draw Term Loan Borrowing that is a SOFR Loan, three (3) Business Days prior to the anticipated Funding Date (or, in each case, such later time as may be agreed by the Blackstone Representative and the Agent)) requesting that the Lenders make the applicable Term Loans on the applicable Funding Date and specifying (v) the amount to be borrowed, (w) the Class of Loans to be borrowed, (x) the Type of Loans to be borrowed (and if a SOFR Loan, the Interest Period applicable thereto), (y) the Funding Date (which shall be a Business Day) and (z) the wiring information of the account of Borrower in which the proceeds of the requested Term Loans are to be disbursed. Upon receipt of such notice, Agent shall promptly notify each Lender thereof. Subject to the terms and conditions of this Agreement and the other Loan Documents, on the Funding Date set forth in the applicable Borrowing Notice, each such Lender shall fund (x) in the case of the Borrowing being made on the Closing Date, as directed by Borrower pursuant to the Payment / Advance Form and the Funding Direction Letter an amount in immediately available funds equal to the Initial Term Loans to be made by such Lender in accordance with the terms hereof ~~and~~, (y) in the case of any Borrowing of the Amendment No. 1 Delayed Draw Term Loans or the Amendment No. 1 Incremental Term Loans, as directed by Borrower pursuant to the applicable Borrowing Notice (and, in the event the Borrower has requested that any of such proceeds be disbursed directly to a party other than the Borrower, in accordance with the Amendment No. 1 Funding Direction Letter) (it being understood that in the event the Seacoast Acquisition is expected to close later than the date originally contemplated by the Borrowing Notice delivered with respect to such Amendment No. 1 Delayed Draw Term Loans and/or Amendment No. 1 Incremental Term Loans, Borrower may modify the Funding Date of such Term Loans by delivery of an updated Borrowing Notice to Agent (which updated Borrowing Notice shall supersede and replace the prior Borrowing Notice for all purposes hereunder; provided that such Funding Date shall not occur after the Amendment No. 1 Outside Date), the amount of such Lender’s pro rata share (based on the Delayed Draw Commitments or the Amendment No. 1 Incremental Term Loan Commitments, as applicable) of such Borrowing to Agent, to the account of Agent specified for such purpose, prior to 1:00 p.m. Eastern Time, on the applicable Funding Date and the proceeds of such Borrowing received by Agent will then be made available to the Borrower by Agent by wire transferring such proceeds to the account of Borrower designated in the Borrowing Notice or the Amendment No. 1 Funding Direction Letter, as applicable on the requested Funding Date, and (z) in the case of any Borrowing being made after the Closing Date (other than in connection with the Amendment No. 1 Delayed Draw Term Loans and the Amendment No. 1 Incremental Term Loans), the amount of such Lender’s pro rata share (based on the Delayed Draw Commitments) of such Borrowing to Agent, to the account of Agent specified for such purpose, prior to 1:00 p.m. Eastern Time, on the applicable Funding Date and the proceeds of such Borrowing received by Agent will then be made available to the Borrower by Agent by wire transferring such proceeds to the account of Borrower designated in the applicable Borrowing Notice on the requested Funding Date. The Borrower may not request more than five (5) Borrowings of Delayed Draw Term Loans during the Delayed Draw Commitment Period. Each Borrowing of Delayed Draw Term Loans shall be in a minimum principal amount of $25,000,000 and integral multiples of $500,000 in excess thereof (or, in each case, if less, the remaining amount of Delayed Draw Commitments or such lesser amount if Borrower and Agent (acting at the direction of the Blackstone Representative) otherwise agree).

(iv) The Initial Term Loan Commitment of each Lender shall be automatically and permanently reduced to zero on the Closing Date immediately following the funding of the Initial Term Loans. The Amendment No.1 Incremental Term Loan Commitment of each Lender shall be automatically and permanently reduced to zero on the Amendment No. 1 Incremental Term Loan Funding Date immediately following the funding of the Amendment No. 1 Incremental Term Loans (or, if the Amendment No. 1 Incremental Term Loans are not funded prior to the Amendment No. 1 Outside Date, on the Amendment No.1

Outside Date). The Delayed Draw Commitment of each Lender shall be automatically and permanently reduced on a dollar-for-dollar basis upon each Funding Date by the principal amount of Delayed Draw Term Loans funded on such Funding Date, and any remaining Delayed Draw Commitments shall automatically and permanently be reduced to zero upon the expiration of the Delayed Draw Commitment Period.

(v) Unless Agent shall have been notified by any Lender prior to the date of any Borrowing that such Lender does not intend to make available to Agent its portion of the borrowing to be made on such date, Agent may assume that such Lender has made such amount available to Agent on such date of borrowing, and Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to Borrower a corresponding amount. If such corresponding amount is not in fact made available to Agent by such Lender and Agent has made available the same to Borrower, Agent shall be entitled to recover such corresponding amount from such Lender together with interest at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation. If such Lender does not pay such corresponding amount forthwith upon Agent’s demand therefor, Agent shall promptly notify Borrower and Borrower shall promptly pay such corresponding amount to Agent. Agent shall also be entitled to recover from Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by Agent to Borrower, to the date such corresponding amount is recovered by Agent, at a rate per annum equal to the rate of interest then applicable to the applicable Term Loans pursuant to Section 2.3(a).

(b) Repayment. Borrower shall, on the Term Loan Maturity Date, repay the outstanding principal amount of the Term Loans to Agent, for the ratable account of the Lenders, together with all accrued and unpaid interest and fees, and all other outstanding Obligations.

(c) Prepayment of Term Loans.

(i) Borrower shall have the option, at any time after the applicable Funding Date, to prepay, in whole or in part, the Term Loans advanced by the Lenders under this Agreement; provided that (A) Borrower shall provide written notice to Agent of its election under this Section 2.2(c)(i) (which may be conditioned on the consummation of other transactions but shall otherwise be irrevocable unless Agent (acting at the direction of the Blackstone Representative) otherwise consents in writing, and upon receipt of any such written notice, Agent shall promptly notify each or, as the case may be, any relevant Lender thereof) to prepay all or only part of the Term Loan at least five (5) Business Days prior to such prepayment (unless otherwise agreed by the Blackstone Representative and Agent), and (B) such prepayment shall be accompanied by any and all accrued and unpaid interest on the principal amount to be prepaid to the date of prepayment, the Prepayment Premium (if applicable), and all other amounts payable or accrued and not yet paid under this Agreement and the other Loan Documents. Partial prepayments of the Term Loans shall be in an aggregate principal amount of $5,000,000 or any whole multiple of $1,000,000 in excess thereof or, if less, the entire amount thereof. Each notice of prepayment provided to Agent under this Section 2.2(c)(i) shall specify the date (which shall be a Business Day) of such prepayments, the Class of Loans being prepaid, the amount of such prepayment and the amount of Prepayment Premium (if applicable) payable as a result of such prepayment.

(ii) Upon the occurrence of a Change in Control, Borrower shall immediately prepay all of the Term Loans in full in an amount equal to the sum of (A) all unpaid principal and any and all accrued and unpaid interest with respect to the Term Loans, and (B) the Prepayment Premium (if applicable), and all other amounts payable or accrued and not yet paid under this Agreement and the other Loan Documents.

(iii) If at any time any Credit Party or any Subsidiary of a Credit Party shall incur Indebtedness not constituting Permitted Indebtedness, then (A) Borrower shall promptly notify Agent in writing of such incurrence of Indebtedness (including the amount of the Net Issuance Proceeds received by a Credit Party or such Subsidiary in respect thereof) (and upon receipt of any such written notice Agent shall promptly notify each relevant Lender thereof) and (B) promptly (and in any event, within five (5) Business Days (or such later date as agreed by the Blackstone Representative)) upon receipt by a Credit Party or such Subsidiary of the Net Issuance Proceeds of incurrence of such Indebtedness, Borrower shall deliver, or cause to be delivered, one hundred percent (100%) of such Net Issuance Proceeds to Agent for distribution to the Lenders as a prepayment of the Term Loans, together with any and all accrued and unpaid interest with respect to the Term Loans so prepaid, and the Prepayment Premium (if applicable). Any prepayment required pursuant to this clause (iii) shall not be deemed to be the exclusive right or remedy of the Lenders with respect to such incurrence of Indebtedness not constituting Permitted Indebtedness, and such incurrence shall constitute an Event of Default (and Agent and Lenders shall have all rights and remedies in respect thereof).

(iv) Upon receipt by any Credit Party or any Subsidiary of Net Proceeds from the occurrence of any Asset Sale not made in the ordinary course of business or any Event of Loss, to the extent the aggregate amount of the Net Proceeds received by the Credit Parties and their Subsidiaries in connection with such Asset Sale or Event of Loss and all other such Asset Sales and Events of Loss received during the same fiscal year exceeds $10,000,000 then (A) Borrower shall promptly notify Agent in writing of such Asset Sale or Event of Loss (including the amount of the Net Proceeds received by a Credit Party or such Subsidiary in respect thereof) (and upon receipt of any such written notice Agent shall promptly notify each relevant Lender thereof), and (B) promptly (and in any event, within three (3) Business Days (or such later date as agreed by the Blackstone Representative and Agent)) upon receipt by a Credit Party or such Subsidiary of the Net Proceeds of such Asset Sale or Event of Loss, Borrower shall deliver, or cause to be delivered, one hundred percent (100%) of such Net Proceeds (in excess of the threshold set forth above) to Agent for distribution to the Lenders as a prepayment of the Term Loans, together with any and all accrued and unpaid interest with respect to the Term Loans so prepaid, and, to the extent such prepayment constitutes a Prepayment Premium Trigger Event, the Prepayment Premium (if applicable).

(v) Notwithstanding clause (iv) above, and provided that no Default or Event of Default has occurred and is continuing, no prepayment of all (or a portion) of such Net Proceeds pursuant to clause (iv) above shall be required to the extent (i) a Credit Party or such Subsidiary reinvests the Net Proceeds (or applicable portion thereof) of any such Asset Sale or Event of Loss with respect to Collateral in assets or property of any Credit Party constituting Collateral of a kind then used or usable in the business of such Credit Party, or (ii) a Credit Party or such Subsidiary reinvests the Net Proceeds (or applicable portion thereof) of any such Asset Sale or Event of Loss with respect to assets that are not Collateral in assets or property of any Credit Party or Subsidiary of a kind then used or usable in the business of such Credit Party or Subsidiary, in each case within three hundred sixty-five (365) days after the date of receipt of such Net Proceeds or enters into a binding commitment thereof within said three hundred sixty-five (365) day period and subsequently makes such reinvestment within one hundred eighty (180) days after the final day of such three hundred sixty-five (365) day period. Pending such reinvestment, the Net Proceeds shall be deposited, and shall remain on deposit, in a deposit account subject to a Control Agreement.

(d) Allocation of Prepayments. Each prepayment or repayment by Borrower on account of principal of and interest on each Class of Loan shall be applied by Agent on a pro rata basis according to the respective outstanding principal amounts of the Term Loans then held by the Lenders making up that Class. Each prepayment or repayment required to be made with respect to the Term Loans shall be applied by Agent on a pro rata basis to the Initial Term Loans, the Amendment No.1 Incremental Term Loans and Delayed Draw Term Loans according to the respective outstanding principal amounts of the Term Loans of each such Class.

(e) Declined Amounts. In the event of any mandatory prepayment of the Term Loans pursuant to Sections 2.2(c)(ii), (iii) or (iv) (an “Applicable Mandatory Prepayment”), (i) Borrower shall provide written notice to Agent no later than 12:00 p.m. Eastern Time, three (3) Business Days prior to the Applicable Mandatory Prepayment, which notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment and the Prepayment Premium (if any) applicable thereto and (ii) each Lender may reject all or a portion of its share of such Applicable Mandatory Prepayment by written notice (each, a “Rejection Notice”) (each such Lender, a “Rejecting Lender”) to Agent no later than 2:00 p.m. Eastern Time, two (2) Business Days prior to the date of prepayment (the “Rejection Deadline”). If a Lender fails to deliver a Rejection Notice to Agent at or prior to the Rejection Deadline, such Lender shall be deemed to have accepted its ratable share of the Applicable Mandatory Prepayment. The aggregate portion of such Applicable Mandatory Prepayment that is rejected by Lenders pursuant to Rejection Notices shall be referred to as the “Rejected Amount”. Such Rejected Amount shall be offered to each Lender holding the same Class of Loans as such Rejecting Lender that is not a Rejecting Lender pro rata, and such Lender may reject all or a portion of its share of the Rejected Amount by no later than 2:00 pm Eastern Time, one (1) Business Day prior to the date of prepayment pursuant to the procedures set forth in the immediately preceding sentence and the aggregate portion of such Rejected Amount that is rejected by the Lenders shall be returned by Agent to Borrower and may be used by Borrower in any manner not prohibited by the Loan Documents.

(f) Prepayment Premium. Upon the occurrence of a Prepayment Premium Trigger Event, Borrower shall pay to Agent, for the account of the Lenders, the Prepayment Premium, plus any and all accrued but unpaid interest on the amount of principal being so prepaid through and including the date of prepayment. Any such Prepayment Premium shall be fully earned on the date due and payable and shall not be refundable or subject to proration for any reason. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, it is understood and agreed that if a Prepayment Premium Trigger Event occurs under clauses (a)(ii), (b), (c) or (d) of the definition thereof, the Prepayment Premium, determined as of the date of such acceleration or event, shall be automatically due and payable and shall be treated and deemed as though the entire principal amount of the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans) were voluntarily prepaid as of such date and shall constitute part of the Obligations for all purposes herein. Any Prepayment Premium payable in accordance with this Section 2.2(f) shall be presumed to be equal to the liquidated damages sustained by the Lenders as the result of the occurrence of the Prepayment Premium Trigger Event, and Borrower and Guarantors agree that it is reasonable under the circumstances currently existing. The Prepayment Premium, if any, shall also be due and payable in the event the Obligations (or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means or if the Obligations are reinstated pursuant to Section 1124 of the Bankruptcy Code (with the Prepayment Premium being determined as of the date of such foreclosure, deed in lieu of foreclosure, reinstatement or other event). If the Prepayment Premium becomes due and payable pursuant to this Agreement, such Prepayment Premium shall be deemed to be principal of the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans), and interest shall accrue on the full principal amount of the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans) (including the Prepayment Premium) from and after the applicable Prepayment Premium Trigger Event. In the event the Prepayment Premium is determined not to be due or payable by order of any court of competent jurisdiction, including by operation of the Bankruptcy Code, despite such a triggering event having occurred, the Prepayment Premium shall nonetheless constitute Obligations under this Agreement for all purposes hereunder. BORROWER AND THE GUARANTORS EXPRESSLY WAIVE (TO THE FULLEST EXTENT THEY MAY LAWFULLY DO SO AND THE SAME IS NOT OUTSIDE THEIR LEGAL CAPACITY (WHETHER AS A RESULT OF FINANCIAL ASSISTANCE, CORPORATE BENEFIT, THIN CAPITALIZATION, CAPITAL MAINTENANCE OR LIQUIDITY MAINTENANCE RULES OR OTHER LEGAL PRINCIPLES)) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREPAYMENT PREMIUM IN CONNECTION WITH ANY SUCH PREPAYMENT, INCLUDING ANY VOLUNTARY OR INVOLUNTARY ACCELERATION OF THE OBLIGATIONS PURSUANT TO AN INSOLVENCY PROCEEDING OR OTHER PROCEEDING PURSUANT TO ANY INSOLVENCY LAWS OR PURSUANT TO A PLAN OF REORGANIZATION. THE CREDIT PARTIES, AGENT AND THE LENDERS ACKNOWLEDGE AND AGREE THAT ANY PREPAYMENT PREMIUM DUE AND PAYABLE IN ACCORDANCE WITH THIS AGREEMENT SHALL NOT CONSTITUTE UNMATURED INTEREST, WHETHER UNDER SECTION 5.02(B)(3) OF THE BANKRUPTCY CODE OR OTHERWISE. EACH CREDIT PARTY FURTHER ACKNOWLEDGES AND AGREES, AND WAIVES ANY ARGUMENT TO THE CONTRARY, THAT PAYMENT OF SUCH AMOUNT DOES NOT CONSTITUTE A PENALTY OR AN OTHERWISE UNENFORCEABLE OR INVALID OBLIGATION. Borrower and Guarantors expressly agree that (i) the Prepayment Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel, (ii) the Prepayment Premium shall be payable notwithstanding the then-prevailing market rates at the time payment is made, (iii) there has been a course of conduct between the Lenders and the Credit Parties giving specific consideration in this transaction for such agreement to pay the Prepayment Premium, (iv) the Credit Parties shall be estopped hereafter from claiming differently than as agreed to in this Section 2.2(f), (v) their agreement to pay the Prepayment Premium is a material inducement to the Lenders to provide the Commitments and make the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans), and (vi) the Prepayment Premium represents a good faith, reasonable estimate and calculation of the lost profits or damages of the Lenders, and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such Prepayment Premium Trigger Event.

2.3	Payment of Interest on the Credit Extensions.

(a) Interest Rate.

(i) Subject to Section 2.3(b) and Section 2.3(e), the principal amount outstanding under the Term Loans shall accrue interest at a per annum rate equal to Adjusted Term SOFR or the Base Rate, as the case may be, plus the Applicable Margin, which interest shall be payable quarterly in arrears in accordance with this Section 2.3.

(ii) Interest shall accrue on the Term Loans commencing on, and including, the day on which the Term Loans are made, and shall not accrue on the Term Loans, or any portion thereof, for the day on which such Term Loans or such portion is paid.

(iii) Each Borrowing of Term Loans initially shall be of the Type specified in the applicable Borrowing Notice. Thereafter, Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing. Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Term Loans comprising such Borrowing, and the Term Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this clause (iii), Borrower shall deliver a duly completed and executed irrevocable written notice in the form of the Interest Election Required attached hereto as Exhibit J (the “Interest Election Request”) to Agent not later than 12:00 p.m., Eastern Time, (x) three (3) Business Days prior to the requested date of any continuation of SOFR Loans or any conversion of Base Rate Loans to SOFR Loans, and (y) one (1) Business Day prior to the requested date of any conversion of SOFR Loans to Base Rate Loans. Each Interest Election Request shall specify (x) the Borrowing to which such Interest Election Request applies, (y) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day and (z) whether the resulting Borrowing is to be a Base Rate Borrowing or a Term SOFR Borrowing. If an Interest Election Request with respect to a SOFR Loan is not timely delivered prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid or prepaid as provided herein, at the end of such Interest Period such Borrowing shall be continued as a Term SOFR Borrowing with an interest period of one month.

(b) Default Rate. Following the occurrence and during the continuance of an Event of Default, all Obligations shall bear interest, after as well as before judgment, at a per annum rate equal to 2.00%, plus the rate otherwise applicable to the Term Loans or other Obligations as provided in Sections 2.3(a) (the “Default Rate”), and such interest shall be payable entirely in cash on demand of the Blackstone Representative (notice of which shall be provided to the Agent); provided, that the Blackstone Representative may waive the Default Rate in its sole discretion. Payment or acceptance of the increased interest rate provided in this Section 2.3(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Agent, the Blackstone Representative or the Lenders.

(c) 360-Day Year. Interest shall be computed on the basis of a year of a 360 days and the actual number of days elapsed.

(d) Payments.

(i) Except as otherwise expressly provided herein, all loan payments (and any other payments hereunder) by Borrower hereunder shall be made on the date specified herein to such bank account of Agent as specified in writing by Agent from time to time to Borrower and the Lenders. Interest is payable on each Interest Date, beginning (in the case of Base Rate Loan) on September 30, 2025, on the date of any payment or prepayment or acceleration, in whole or in part, of principal outstanding on the Term Loans, on the principal amount so paid or prepaid or accelerated, and on the Term Loan Maturity Date. Payments of principal or interest received after 2:00 p.m. Eastern Time on such date are considered received at the opening of business on the next Business Day. Except as otherwise expressly provided herein, when a payment is due on a day that is not a Business Day, the payment is due the next Business Day and additional fees or interest, as applicable, shall continue to accrue until paid. All payments to be made by Borrower hereunder or under any other Loan Document, including payments of principal and interest made hereunder and pursuant to any other Loan Document, and all fees, expenses, indemnities and reimbursements, shall be made without set-off, recoupment or counterclaim, in lawful money of the United States and in immediately available funds. Agent shall distribute such payments on a pro rata basis to each relevant Lender promptly upon receipt in like funds as received, net of any amounts owing by such Lender pursuant to Section 12.14.

(ii) If, other than as expressly provided elsewhere herein or required by court order, any Lender shall obtain payment in respect of any principal or interest on account of the Term Loans made by it (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall (A) immediately notify Agent of such fact, and (B) hold such amounts in trust for the benefit of Agent and the other Lenders and promptly pay or deliver to Agent, for application to the Term Loans made by the other Lenders pursuant to this Agreement, such excess amounts in the form received. For the avoidance of doubt, the provisions of this paragraph shall not be construed to apply to (x) any payment made by Borrower pursuant to and in accordance with the express terms of this Agreement as in effect from time to time (including the application of funds arising from the existence of a Defaulting Lender) or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Term Loans to any assignee or participant permitted hereunder.

(iii) [Reserved].

(iv) The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 12.13 are several and not joint. The failure of any Lender to make any Loan or to make any payment under Section 12.13 on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 12.13. If any Lender shall fail to make any payment required to be made by it pursuant to Section 12.13, then Agent may, in its discretion and notwithstanding any contrary provision hereof, apply any amounts thereafter received by Agent for the account of such Lender under any Loan Document to satisfy such Lender’s obligation to Agent.

(v) Unless Agent shall have received notice from Borrower prior to the date on which any payment is due to Agent for the account of the Lenders hereunder that Borrower will not make such payment, Agent may assume that Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption and in its sole discretion, distribute to the Lenders the amount due. In such event, if Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Agent, at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation.

(e) Inability to Determine Rates. Subject to Section 2.9, if, on or prior to the first day of any Interest Period for any SOFR Loan:

(i) Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof, or

(ii) the Required Lenders determine that for any reason in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, and the Required Lenders have provided notice of such determination to the Agent, Agent shall promptly so notify Borrower and each Lender. Upon notice thereof by Agent to Borrower, any obligation of the Lenders to make SOFR Loans, and any right of Borrower to continue SOFR Loans or to convert Base Rate Loans to SOFR Loans, shall be suspended (to the extent of the affected SOFR Loans or affected Interest Periods) until Agent (with respect to clause (ii), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing that, Borrower shall be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans shall be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period. Upon any such conversion, Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.5. Subject to Section 2.9, if Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on Base Rate Loans shall be determined by Agent without reference to clause (c) of the definition of “Base Rate” until Agent revokes such determination.

(f) Term SOFR Conforming Changes. In connection with the use or administration of Term SOFR, the Agent (in consultation with Borrower and at the direction of the Blackstone Representative) shall endeavor in good faith to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes shall become effective without any further action or consent of any other party to this Agreement or any other Loan Document. Agent shall promptly notify the Lenders and Borrower of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

(g) Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, then, upon notice thereof by such Lender to Borrower (through Agent), (a) any obligation of the Lenders to make SOFR Loans, and any right of Borrower to continue SOFR Loans or to convert Base Rate Loans to SOFR Loans, shall be suspended, and (b) the interest rate on which Loans shall, if necessary to avoid such illegality, be determined by Agent without reference to clause (c) of the definition of “Base Rate”, in each case until such Lender notifies Agent and Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (i) Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to Agent), prepay or, if applicable, convert all SOFR Loans to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by Agent without reference to clause (c) of the definition of “Base Rate”), on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day, and (ii) if necessary to avoid such illegality, Agent shall during the period of such suspension compute the Base Rate without reference to clause (c) of the definition of “Base Rate,” in each case until Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR. Upon any such prepayment or conversion, Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.5.

2.4	[Reserved].

2.5 Requirements of Law; Increased Costs. In the event that any applicable Change in Law:

(a) Does or shall subject Agent or any Lender to any Tax of any kind whatsoever with respect to this Agreement or the Term Loans made hereunder (except, in each case, Indemnified Taxes, Taxes described in clause (b) through (d) of the definition of Excluded Taxes, and Connection Income Taxes);

(b) Does or shall impose, modify or hold applicable any reserve, capital requirement, special deposit, compulsory loan, insurance charge or similar requirements against assets held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by, Agent or any Lender; or

(c) Does or shall impose on Agent or any Lender any other condition (other than Taxes); and the result of any of the foregoing is to increase the cost to Agent or any Lender (as determined by such Person in good faith using calculation methods customary in the industry) of making, renewing or maintaining the Term Loan, or to reduce any amount receivable in respect thereof, or to reduce the rate of return on the capital of Agent or any Lender or any Person controlling Agent or any Lender, then, in any such case, Borrower shall promptly pay to Agent or such Lender, as applicable, within thirty (30) days of its receipt of the certificate described below, any additional amounts necessary to compensate Agent or such Lender for such additional cost or reduced amounts receivable, or rate of return as reasonably determined by Agent or such Lender with respect to this Agreement, or the Term Loans made hereunder. If Agent or any Lender becomes entitled to claim any additional amounts pursuant to this Section 2.5, it shall promptly notify Borrower (and such Lender shall promptly notify Agent) in writing of the event by reason of which it has become so entitled, and a certificate as to any additional amounts payable pursuant to the foregoing sentence containing the calculation thereof in reasonable detail submitted by Agent or such Lender to Borrower shall be conclusive in the absence of manifest error. The provisions hereof shall survive the termination of this Agreement and the payment of the outstanding Term Loan and all other Obligations. Failure or delay on the part of Agent or any Lender to demand compensation for any increased costs or reduction in amounts received or receivable, or reduction in return on capital under this Section 2.5, shall not constitute a waiver of Agent’s or any Lender’s right to demand such compensation; provided that Borrower shall not be under any obligation to compensate Agent or any Lender under this Section 2.5 with respect to increased costs or reductions with respect to any period prior to the date that is one hundred eighty (180) days prior to the date of the delivery of the notice required pursuant to the foregoing provisions of this paragraph; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

2.6	Taxes; Withholding, Etc.

(a) All sums payable by or on account of any obligation of any Credit Party hereunder and under the other Loan Documents shall (except to the extent required by Requirements of Law (as determined in the good faith discretion of an applicable Credit Party or Agent)) be paid free and clear of, and without any deduction or withholding on account of, any Tax imposed, levied, collected, withheld or assessed by any Governmental Authority. In addition, Borrower shall timely pay to the relevant Governmental Authority in accordance with Requirements of Law, or at the option of Agent timely reimburse it for the payment of, and indemnify and hold Agent and each Lender harmless from, Other Taxes, and as soon as reasonably practicable after the date of paying such sum, Borrower shall furnish to Agent or such Lender, if reasonably available, the original or a certified copy of a receipt evidencing payment thereof, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Agent.

(b) If any Credit Party or Agent is required by Requirements of Law to make any deduction or withholding on account of any Tax (as determined in the good faith discretion of an applicable Credit Party or Agent, as applicable) from any sum paid or payable by any Credit Party to Agent or any Lender under any of the Loan Documents: (i)such Person shall notify Agent or such Lender, as applicable, in writing of any such requirement or any change in any such requirement promptly after a Credit Party becomes aware of it; (ii) such Person shall be entitled to make any such withholding or deduction; (iii) such Person shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Requirements of Law; (iv) if the Tax is an Indemnified Tax, the sum payable by the applicable Credit Party in respect of which the relevant deduction, withholding or payment of Indemnified Tax is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment (including any deductions for Indemnified Taxes applicable to additional sums payable under this Section 2.6(b)), Agent or such Lender, as applicable, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment of Indemnified Tax been required or made; and (v) as soon as practicable after paying any sum from which it is required by Requirements of Law to make any deduction or withholding, Borrower shall deliver to Agent and each Lender evidence reasonably satisfactory to Agent and Lender of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other Governmental Authority, including, if reasonably available, the original or certified copy of a receipt issued by such Governmental Authority evidencing such payment or a copy of the return reporting such payment.

(c) Borrower shall indemnify each Lender or, as applicable (and without double counting), Agent for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.6) payable or paid by such Lender or Agent, or required to be withheld or deducted from a payment to such Lender or Agent, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority, and any indemnification payment pursuant to this Section 2.6(c) shall be made to Agent or any Lender within thirty (30) days from written demand therefor, except that no payment shall be due from Borrower under this Section 2.6(c) to the extent that the relevant Lender has been compensated by an increased payment under Section 2.6(b)(iv) above with respect to the same Indemnified Taxes. In the case of the first and the second sentence of this Section 2.6(c), a certificate as to the amount of such payment or liability delivered to Borrower by Lender (with a copy to Agent), or by Agent on its own behalf or on behalf of Lender, shall be conclusive absent manifest error.

(d) Status of Lenders and Agent.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrower and Agent, at the time or times reasonably requested by Borrower or Agent, such properly completed and executed documentation reasonably requested by Borrower or Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower or Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower or Agent as will enable Borrower or Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.6(d)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that Borrower is a U.S. Borrower,

(A) any Lender that is a U.S. Person shall deliver to Borrower and Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), whichever of the following is applicable:

(a) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(b) executed copies of IRS Form W-8ECI;

(c) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, (x) a certificate in a form reasonably acceptable to Borrower and Agent to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, a “10 percent shareholder” of Borrower within the meaning of Section 881(c)(3)(B) of the IRC, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the IRC (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or W-8BEN-E, as applicable; or

(d) to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate in a form reasonably acceptable to Borrower and Agent, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate in a form reasonably acceptable to Borrower and Agent on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrower or Agent to determine the withholding or deduction required to be made; and

(D) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to Borrower and Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by Borrower or Agent as may be necessary for Borrower and Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

To the extent legally permissible, Agent, on or prior to the date Agent becomes a party to this Agreement, shall (i) deliver a duly executed IRS Form W-9 to the Borrower in the event that Agent is a U.S. Person or (ii) if Agent is not a U.S. Person, deliver a duly executed applicable IRS Form W-8 certifying its exemption from U.S. withholding Taxes with respect to amounts receivable for its own account.

Each Lender and Agent agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrower and Agent in writing of its legal inability to do so.

(e) Borrower and each Lender acknowledge and agree that, for U.S. federal and other applicable income tax purposes, the Term Loans have original issue discount (“OID”) within the meaning of Section 1272 of the Code. Information regarding the amount of any OID, the issue price, the issue date and the yield to maturity of the Term Loans may be obtained by writing to the Borrower at the following address: 30930 Russell Ranch Road Suite 300, Westlake Village, CA 91362, Attention: Chief Financial Officer, Email: cprentiss@mannkindcorp.com. Neither Borrower nor any Lender shall take any tax position inconsistent with this Section 2.6(e) unless otherwise required by applicable law or the final determination of a tax authority following a tax audit or examination.

(f) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.6 (including by the payment of additional amounts pursuant to this Section 2.6), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event shall the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph (f) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g) Each party’s obligations under this Section 2.6 shall survive the resignation or replacement of Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of the Obligations.

2.7	Fees.

(a) Borrower shall pay the amounts required to be paid in the Lender Fee Letter and the Agent Fee Letter, in the manner and at the times required by each such letter.

(b) Borrower shall pay to Agent a fee (the “DDTL Ticking Fee”) for the account of each Delayed Draw Term Lender holding Delayed Draw Commitments for the period from the first anniversary of the Closing Date until the expiration of the Delayed Draw Commitment Period (or such earlier date as the Delayed Draw Commitment shall terminate as provided in this

Agreement) computed at a rate of 1.0% per annum multiplied by the daily unused portion of the Delayed Draw Commitment of such Delayed Draw Term Lender during such period, in each case, payable quarterly in arrears on the last Business Day of each calendar quarter, commencing with September 30, 2026, and on the expiration of the Delayed Draw Commitment Period, or such earlier date as the Delayed Draw Commitment shall terminate as provided in this Agreement, and shall be calculated based upon the actual number of days elapsed over a 360-day year. The DDTL Ticking Fee shall accrue at all times from and after the first anniversary of the Closing Date through the expiration of the Delayed Draw Commitment Period (or such earlier date as the Delayed Draw Commitment shall terminate as provided in this Agreement).

2.8	Register; Term Loan Note.

(a) Register. Agent, acting solely for this purpose as a non-fiduciary agent of Borrower, shall maintain a copy of each Assignment and Assumption and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related stated interest amounts) of the Term Loans and the amounts due owing to each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and Borrower, Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrower, Agent and any Lender (solely with respect to itself), at any reasonable time and from time to time upon reasonable prior notice. Any assignment of any interest in the Term Loans or other obligation hereunder shall be effective only upon appropriate entries with respect thereto being made in the Register. This Section 2.8 and Section 11.1 shall be construed so that the Term Loans are at all times maintained in “registered form” within the meaning of Section 163(f), 871(h)(2) and 881(c)(2) of the IRC and any related Treasury Regulations (or any other relevant or successor provisions of the IRC or of such Treasury Regulations).

(b) Term Loan Note. Borrower shall execute and deliver to each Lender, upon written request, to evidence such Lender’s Term Loans, a Term Loan Note.

2.9	Benchmark Replacement Setting.

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, Agent (acting at the direction of the Blackstone Representative), the Blackstone Representative and Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event shall become effective at 5:00 p.m. Eastern Time on the fifth (5th) Business Day after Agent has posted such proposed amendment to all affected Lenders and Borrower so long as Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.9(a) shall occur prior to the applicable Benchmark Transition Start Date.

(b) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Agent (in consultation with Borrower and the Blackstone Representative) shall have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes shall become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c) Notices; Standards for Decisions and Determinations. Agent shall promptly notify Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. Agent shall promptly notify Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.9(d). Any determination, decision or election that may be made by Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.9, including any determination with respect to a tenor, rate or adjustment, or of the occurrence or non-occurrence of an event, circumstance or date, and any decision to take or refrain from taking any action or any selection, shall be conclusive and binding absent manifest error, and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.9.

(d) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by Agent (acting at the direction of the Blackstone Representative) in its reasonable discretion or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then Agent (acting at the direction of the Blackstone Representative) may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative, then Agent (acting at the direction of the Blackstone Representative) may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e) Benchmark Unavailability Period. Upon Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) Borrower may revoke any pending request for a SOFR Borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans and (ii) any outstanding affected SOFR Loans will be deemed to have been converted to Base Rate Loans at the end of the applicable Interest Period. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

2.10	Incremental Delayed Draw Term Loans.

(a) Subject to the terms and conditions of this Agreement, Borrower may at any time and from time to time after the Closing Date, subject to the prior written consent of the Blackstone Representative and the Required Lenders (to be granted or withheld in their sole and absolute discretion), by notice to Agent, the Blackstone Representative and the Lenders, request one or more additional Classes of Delayed Draw Term Loans or additional Delayed Draw Term Loans of the same Class of any existing Class of Delayed Draw Term Loans (the “Incremental Delayed Draw Term Loans” or the “Incremental Delayed Draw Term Facilities”). Notwithstanding anything to the contrary herein, the aggregate principal amount of Incremental Delayed Draw Term Facilities incurred hereunder shall not exceed $300,000,000 (the “Maximum Incremental Delayed Draw Term Amount”).

(b) Unless otherwise specified in the applicable Incremental Term Supplement (as defined below), each Incremental Delayed Draw Term Loan shall be on the same terms as, and shall be treated for all purposes as, the Delayed Draw Term Loans, respectively; provided that the Prepayment Premium (if any) applicable to such Incremental Delayed Draw Term Loans shall be determined by Borrower, the Blackstone Representative and the Required Lenders by mutual agreement at the time of incurrence of such Incremental Delayed Draw Term Loans and set forth in the applicable Incremental Term Supplement. Each Incremental Delayed Draw Term Loan shall be in a minimum principal amount of $1,000,000 and integral multiples of $500,000 in excess thereof (unless Borrower and the Blackstone Representative otherwise agree); provided that such amount may be less than $1,000,000, if such amount represents all the remaining availability under the Maximum Incremental Term Amount set forth above.

(c) Each notice from Borrower pursuant to this Section 2.10 shall set forth the requested amount and type of the relevant Incremental Delayed Draw Term Facilities.

(d) Commitments in respect of Incremental Delayed Draw Term Facilities shall become commitments under this Agreement pursuant to a supplement (an “Incremental Term Supplement”) to this Agreement and, as appropriate, the other Loan Documents, executed by Borrower, each Lender agreeing to provide such commitment (provided that no Lender shall be obligated to provide any loans or commitments under any Incremental Delayed Draw Term Facility unless it so agrees), the Blackstone Representative, the Required Lenders and Agent. Incremental Delayed Draw Term Loans shall be a “Term Loan” for all purposes of this Agreement and the other Loan Documents. The effectiveness of any Incremental Term Supplement and the occurrence of any credit event (including the making of a Term Loan) pursuant to such Incremental Term Supplement may be subject to the satisfaction of such additional conditions as the parties thereto shall agree. Borrower shall use the proceeds of the Incremental Delayed Draw Term Facilities to fund business development activities.

2.11	Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.5, or requires a Credit Party to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.6, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the sole judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.5 or 2.6, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 2.5, or if a Credit Party is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.6 and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 2.11(a), or if any Lender is a Defaulting Lender and failed to cure the circumstances as a result of which it has become a Defaulting Lender within five (5) Business Days after the Borrower’s request that it cure such circumstances , then the Borrower may, at its sole expense and effort, upon notice to such Lender and Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, this Agreement), all of its interests, rights (other than its existing rights to payments pursuant to Section 2.5 or Section 2.6) and obligations under this Agreement and the related Loan Documents to an eligible assignee under Section 11.1 that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Borrower shall have paid to Agent the assignment fee (if any) specified in Section 11.1;

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Credit Parties (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 2.5 or payments required to be made pursuant to Section 2.6, such assignment will result in a reduction in such compensation or payments thereafter;

(iv) such assignment does not conflict with applicable law; and

(v) a Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Each party hereto agrees that an assignment required pursuant to this Section 2.11(b) may be effected pursuant to an Assignment and Assumption executed by the Borrower, Agent and the assignee; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender; provided, further that any such documents shall be without recourse to or warranty by the parties thereto.

3.	CONDITIONS OF TERM LOAN

3.1 Conditions Precedent to Closing Date. Subject to Section 5.14, the effectiveness of this Agreement and the occurrence of the Closing Date is subject to the satisfaction (or waiver in accordance with Section 11.5 hereof) of the following conditions:

(a) Agent’s and the Lenders’ receipt of (i) the Loan Documents (including, to the extent requested by a Lender at least two (2) Business Days prior to the Closing Date, a Term Loan Note, executed by Borrower) executed and delivered by each applicable Credit Party and Lender, which Loan Documents shall be in form and substance reasonably satisfactory to the Blackstone Representative, the Disclosure Letter, and each other schedule to such Loan Documents (the Disclosure Letter and such other schedules to be in form and substance reasonably satisfactory to the Blackstone Representative) and (ii) the Collateral Documents dated as of the Closing Date, executed in escrow by each of the applicable Credit Parties and Agent, to the extent applicable, and circulated but not released, which Collateral Documents shall be in form and substance reasonably satisfactory to Agent and the Blackstone Representative;

(b) Agent’s and the Lenders’ receipt of (i) true, correct and complete copies of the Operating Documents of each of the Credit Parties, and (ii) a Secretary’s Certificate with respect to each Credit Party dated the Closing Date, certifying (x) that the foregoing copies are true, correct and complete (such Secretary’s Certificate to be in form and substance reasonably satisfactory to the Blackstone Representative), (y) that the Borrowing Resolutions with respect to the Loan Documents are in full force and effect, true, correct, complete and have not been altered as of the Closing Date (such Borrowing Resolutions to be in form and substance reasonably satisfactory to the Blackstone Representative) , and (z) the specimen signatures of the officers of the Credit Parties authorized to execute and deliver the Loan Documents which specimens are to be attached to the Secretary’s Certificate;

(c) Agent’s and the Lenders’ receipt of the Perfection Certificate for Borrower and the other Credit Parties, in form and substance reasonably satisfactory to the Blackstone Representative;

(d) copies of the appropriate UCC financing statement forms and U.S. intellectual property filing documents, as applicable, with respect to the Collateral of the Credit Parties, in each case, for filing with the appropriate entity on or promptly after the Closing Date;

(e) Agent’s and the Lenders’ receipt of a good standing certificate for each Credit Party, certified by the Secretary of State (or the equivalent thereof) of the jurisdiction of incorporation or formation of such Credit Party as of a date no earlier than thirty (30) days prior to the Closing Date;

(f) the Lenders shall be satisfied with lien searches regarding the Credit Parties made as of a date reasonably close to the Closing Date;

(g) Agent’s receipt of all certificates (in the case of Equity Interests that are certificated securities (as defined in the UCC)) evidencing the issued and outstanding capital securities owned by each Credit Party that are required to be pledged and so delivered under the Security Agreement, together with stock powers or assignments, as applicable, properly endorsed for transfer to Agent or duly executed in blank, in each case in form reasonably satisfactory to Agent, or, in the case of Equity Interests that are uncertificated securities (as defined in the UCC), an executed uncertificated stock control agreement among the issuer, the registered owner and Agent substantially in the form attached as an Annex to the Security Agreement;

(h) each Credit Party shall have obtained all Governmental Approvals and all consents of other Persons, if any, in each case that are necessary in connection with the transactions contemplated by the Loan Documents and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to the Blackstone Representative;

(i) Agent’s and the Lenders’ receipt of a legal opinion of Cooley LLP, in form and substance reasonably satisfactory to the Blackstone Representative;

(j) Agent’s and the Lenders’ receipt of (i) evidence that the products liability and general liability insurance policies maintained regarding any Collateral are in full force and effect, and (ii) appropriate evidence showing loss payable or additional insured clauses or endorsements in favor of Agent in accordance with Section 5.4;

(k) Agent’s and the Lenders’ receipt of all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), to the extent requested, at least five (5) Business Days before the Closing Date;

(l) Agent’s and the Lenders’ receipt of the Agent Fee Letter and Blackstone Representative’s receipt of the Lender Fee Letter, and payment of Lender and Agent Expenses (to the extent invoiced at least one (1) Business Day prior to the Closing Date) and other fees then due as specified in Sections 2.4, 2.7 and 11.2 hereof;

(m) Agent’s and the Lenders’ receipt of a certificate, dated the Closing Date and signed by a Responsible Officer of Borrower, confirming (i) there is no Adverse Proceeding pending or, to the Knowledge of the Credit Parties, threatened, that (x) contests the transactions contemplated by the Loan Documents or (y) individually or in the aggregate could reasonably be expected to result in a Material Adverse Change, except as set forth on Schedule 4.7 of the Disclosure Letter (such certificate to be in form and substance reasonably satisfactory to the Blackstone Representative), and (ii) that Borrower and its Subsidiaries, on a consolidated basis, are Solvent;

(n) the Blackstone Representative’s receipt on or prior to the Closing Date of copies of each Material Contract identified as such in the Perfection Certificate;

(o) [Reserved];

(p) [Reserved];

(q) the Blackstone Representative’s receipt on or prior to the Closing Date of the Intercompany Subordination Agreement; and

(r) Agent’s and the Lender’s receipt on or prior to the Closing Date of the (x) Payment / Advance Form and (y) Funding Direction Letter, in each case in form and substance satisfactory to the Blackstone Representative.

For purposes of determining compliance with the conditions specified in Section 3.1 on the Closing Date, each Lender that has signed this Agreement shall be deemed to have consented to, approved, or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless Agent shall have received written notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

3.2 Conditions to Each Credit Extension. The obligation of each Lender to make any Credit Extension requested to be made by it hereunder on any date is subject to the satisfaction or waiver in accordance with Section 11.5 of the following conditions precedent~~:~~ (provided, that notwithstanding this Section 3.2 and anything else to the contrary in any Loan Document, (i) the sole conditions to the borrowing of the Amendment No.1 Incremental Term Loans on the Amendment No. 1 Incremental Term Loan Funding Date shall be limited to those set forth in Section VI of Amendment No. 1 and (ii) the sole conditions to the borrowing of any Delayed Draw Term Loans in an aggregate principal amount of up to $75,000,000, the proceeds of which are used to finance the Project Seacoast Acquisition and pay related fees and expenses, shall be limited to those set forth in Section I of Amendment No. 1):

(a) the representations and warranties made by the Credit Parties in Section 4 of this Agreement and in the other Loan Documents are true and correct in all material respects, unless any such representation or warranty is stated to relate to a specific earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date (it being understood that any representation or warranty that is qualified as to “materiality,” “Material Adverse Change,” or similar language shall be true and correct in all respects, in each case, on the date on which the Term Loan is made (both with and without giving effect to the Term Loan) or as of such earlier date, as applicable);

(b) as of such Funding Date, there shall not have occurred and be continuing (i) any Material Adverse Change or (ii) any Default or Event of Default;

(c) in the case of a borrowing of Delayed Draw Term Loans, such borrowing shall occur during the Delayed Draw Commitment Period; and

(d) Agent shall have received a fully executed Borrowing Notice in accordance with Section 2.2(a)(iii).

Each delivery of a Borrowing Notice or notice requesting the issuance, amendment, extension and the acceptance by Borrower of the proceeds of such Credit Extension shall constitute a representation and warranty by Borrower that on the date of such Credit Extension (both immediately before and after giving effect to such Credit Extension and the application of the proceeds thereof) the conditions contained in this Section 3.2 have been satisfied. Borrower shall provide such information as Agent may reasonably request to confirm that the conditions in this Section 3.2 have been satisfied.

3.3 Covenant to Deliver. The Credit Parties agree to deliver to Agent and the Lenders, if applicable, each item required to be delivered to Agent and the Lenders, if applicable, under this Agreement as a condition precedent to any Credit Extension; provided, however, that any such items set forth on Schedule 5.14 of the Disclosure Letter shall be delivered to Agent within the time period prescribed therefore on such schedule. The Credit Parties expressly agree that a Credit Extension made prior to the receipt by Agent and the Lenders, if applicable, of any such item shall not constitute a waiver by Agent, the Blackstone Representative or any Lender of the Credit Parties’ obligation to deliver such item, and the making of any Credit Extension in the absence of any such item required to have been delivered by the date of such Credit Extension shall be in Agent’s (acting at the direction of the Blackstone Representative) sole discretion.

3.4 Procedures for Borrowing. Subject to the prior satisfaction of all other applicable conditions to the making of any Term Loan set forth in this Agreement, to obtain such Term Loan, Borrower shall deliver to Agent by electronic mail or facsimile a completed Payment/Advance Form in the form of Exhibit A hereto executed by a Responsible Officer of Borrower.

4.	REPRESENTATIONS AND WARRANTIES

In order to induce Agent, the Blackstone Representative and the Lenders to enter into this Agreement and make the Credit Extensions from time to time, each Credit Party, jointly and severally, represents and warrants on behalf of itself and its Subsidiaries, to Agent, the Blackstone Representative and each Lender that the following statements are true and correct as of the Closing Date and on each Funding Date (both with and without giving effect to such Loan) and as of any other date on which the representations and warranties are required to be made:

4.1 Due Organization, Power and Authority. Each of Borrower and each of its Subsidiaries (a) is duly incorporated, organized or formed, and validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation, organization or formation identified on Schedule 4.15 of the Disclosure Letter, (b) has all requisite power and authority to (i) own, lease, license and operate its assets and properties and to carry on its business as currently conducted, and (ii) execute and deliver the Loan Documents to which it is a party and to perform its obligations thereunder and otherwise carry out the transactions contemplated thereby, (c) is duly qualified and, where applicable, in good standing under the laws of each jurisdiction where its ownership, lease, license or operation of assets or properties or the conduct of its business requires such qualification, and (d) has all requisite Governmental Approvals to operate its business as currently conducted, except, in each case referred to in clauses (a) (other than with respect to Borrower and any other Credit Party), (b)(i), (c) or (d) above, to the extent that failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

4.2 Equity Interests. All of the outstanding Equity Interests in each Subsidiary of Borrower, the Equity Interests of which are required to be pledged pursuant to the Collateral Documents, have been duly authorized and validly issued, are fully paid and, in the case of Equity Interests representing corporate interests, are non-assessable, and, on the Closing Date, all such Equity Interests owned directly by Borrower or any other Credit Party are owned free and clear of all Liens except for Permitted Liens. Schedule 4.2 of the Disclosure Letter identifies each Person, the Equity Interests of which are required to be pledged on the Closing Date pursuant to the Collateral Documents.

4.3 Authorization; No Conflict. Except as set forth on Schedule 4.3 of the Disclosure Letter, the execution, delivery and performance by each Credit Party of the Loan Documents to which it is a party, and the consummation of the transactions contemplated thereby, (a) have been duly authorized by all necessary corporate or other organizational action and (b) do not and shall not (i) contravene the terms of any of such Credit Party’s Operating Documents, (ii) conflict with or result in any breach or contravention of, or require any payment to be made under (A) any provision of any security issued by such Credit Party or of any agreement, instrument or other undertaking to which such Credit Party is a party or affecting such Credit Party or the assets or properties of such Credit Party or any of its Subsidiaries or (B) any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which such Credit Party or any of its properties or assets are subject, (iii) result in the creation of any Lien (other than under the Loan Documents) or (iv) violate any Requirements of Law, except, in the cases of clauses (b)(ii) and (b)(iv) above, to the extent that such conflict, breach, contravention, payment or violation could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

4.4 Government Consents; Third Party Consents. Except as set forth on Schedule 4.4 of the Disclosure Letter, no Governmental Approval or other approval, consent, exemption or authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person (including any counterparty to any Material Contract) is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Credit Party of this Agreement or any other Loan Document, or for the consummation of the transactions contemplated hereby or thereby, (b) the grant by any Credit Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof) or (d) the exercise by Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except for (i) filings necessary to perfect the Liens on the Collateral granted by the Credit Parties to Agent in favor and for the benefit of the Secured Parties, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect, (iii) filings under state or federal securities laws and (iv) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

4.5 Binding Obligation. Each Loan Document has been duly executed and delivered by each Credit Party that is a party thereto and constitutes a legal, valid and binding obligation of such Credit Party, enforceable against such Credit Party in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally,.

4.6	Collateral and Intellectual Property.

(a) (i) its exact legal name is that indicated on the completed perfection certificate signed by such Credit Party and delivered to the Agent and the Lenders in connection with this Agreement (with respect to all Credit Parties, collectively, the “Perfection Certificate”) and on the signature page hereof; (ii) it is an organization of the type and is organized in the jurisdiction set forth in the Perfection Certificate; (iii) the Perfection Certificate accurately sets forth its organizational identification number or accurately states that it has none; (iv) the Perfection Certificate accurately sets forth as of the Closing Date its place of business, or, if more than one, its chief executive office as well as its mailing address (if different than its chief executive office); (v) it (and each of its predecessors) has not, in the five (5) years prior to the Closing Date, changed its jurisdiction of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (vi) all other information set forth on the Perfection Certificate pertaining to it and each of its Subsidiaries is accurate and complete in all material respects as of the Closing Date.

(b) (i) it has good title to, has rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien under any Collateral Document, free and clear of any and all Liens except Permitted Liens, except as could not materially interfere with the Credit Parties’ ability to conduct their business as currently conducted, including any material loss of rights, and (ii) it has no Deposit Accounts maintained at a bank or other depository or financial institution other than the deposit or current accounts described in the Perfection Certificate delivered to Agent and the Lenders in connection herewith.

(c) A true, correct and complete list of each item of Registered Product IP that is owned or co-owned by, or exclusively licensed to, any Credit Party or any of its Subsidiaries, including its name/title, current owner, registration, patent or application number, and registration or application date, is set forth on Schedule 4.6(c) of the Disclosure Letter. Each such item of owned or co-owned Registered Product IP is subsisting and no such item of Registered Product IP has lapsed, expired, been cancelled or invalidated or become abandoned (other than as permitted under clause (i) of the definition of “Permitted Transfers”). To the Knowledge of the Credit Parties, each such item of Registered Product IP that is licensed from another Person is subsisting, valid and enforceable (or will be enforceable upon issuance) and without material defects, and no such item of Registered Product IP has lapsed, expired, been cancelled or invalidated, or become abandoned (other than through the lapse, expiration or abandonment of such Registered Product IP in the exercise of ordinary course prosecution practices and reasonable business judgment). To the Knowledge of the Credit Parties, each item of Registered Product IP owned by any Credit Party or any of its Subsidiaries is valid, enforceable (or will be enforceable upon issuance) and without material defects. Each Person who has or has had any rights in or to Product IP owned by any Credit Party or any of its Subsidiaries, including each inventor named on the Patents within such owned Product IP filed by any Credit Party or any of its Subsidiaries, has executed an agreement assigning his, her or its entire right, title and interest in and to such owned Product IP, to the Credit Party or its Subsidiaries, as applicable, and to the Knowledge of the Credit Parties, no such Person has any contractual or other obligation that would preclude or conflict with such assignment.

(d) (i) Except as set forth on Schedule 4.6(c), all material Registered Product IP is exclusively owned by the Credit Party or their Subsidiaries; (ii) to the Knowledge of the Credit Parties, no circumstances or grounds exist that would give rise to a claim of a third party to any rights in any Registered Product IP owned or purported to be owned by any Credit Party or its Subsidiaries (other than any co-owner of any patent or patent application constituting Product IP who is listed on the records of the USPTO or foreign equivalent); (iii) each Credit Party possesses valid title to all Product IP for which it is listed as the owner or co-owner, as applicable, on Schedule 4.6(c) of the Disclosure Letter; (iv) there are no Liens on any of the Credit Parties’ or their Subsidiaries’ interest in the Product IP, other than Permitted Liens that do not secure Indebtedness for borrowed money; (v) no Subsidiary that is not a Credit Party holds any Product IP; and (vi) the Credit Parties have not received any notice of any Person disputing the inventorship or ownership of any material Registered Product IP. Nothing in this Section 4.6(d) shall be construed as a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property.

(e) There are no maintenance, annuity or renewal fees that are currently overdue beyond their allotted grace period for any Registered Product IP that is owned by or licensed to (and for which such Credit Party or any of its Subsidiaries controls the prosecution and maintenance thereof) any Credit Party or any of its Subsidiaries, nor have any applications or registrations therefor lapsed or become abandoned, been cancelled or expired that would result in a material loss of rights relating to such Product.

(f) There are no unpaid fees or royalties, and at any time after the Closing Date, there are no material unpaid fees or royalties, in each case, under any Material Contract that have become due, or are expected to become overdue, except to the extent disputed in good faith and for which appropriate reserves have been taken under GAAP.

(g) Except for any fees, royalties, milestone or other similar payments that are due pursuant to any Material Contract that is listed on Schedule 4.6(g) of the Disclosure Letter, no material payments by any Credit Party or any of its Subsidiaries are due to any other Person in respect of any Product IP pursuant to any Material Contract.

(h) No Credit Party or any of its Subsidiaries has undertaken any acts, and, to the Knowledge of the Credit Parties, no circumstance or grounds exist that would invalidate or reduce, in whole or in part, the enforceability or scope of (or failed to engage in any act to preserve the validity, enforceability or scope of) (i) Registered Product IP in any manner that could reasonably be expected to materially adversely affect the patent protection for any Product, including any material loss of rights, or (ii) in the case of Registered Product IP owned or co-owned or exclusively or non-exclusively licensed by any Credit Party or any of its Subsidiaries, such Credit Party’s or Subsidiary’s entitlement to own or license and exploit (other than any restrictions on licensing or exploitation pursuant to the terms of any Permitted Transfer) such Registered Product IP. To the Knowledge of the Credit Parties, no person having a duty of candor to a Patent Office, including to the U.S. Patent and Trademark Office, has withheld, misrepresented, or concealed a material fact or prior art reference from the Patent Office that would affect the validity, scope or enforceability of any Registered Product IP owned by the Credit Parties and their Subsidiaries for which such Credit Parties and their Subsidiaries control the prosecution and maintenance thereof.

(i) Except as set forth on Schedule 4.7 of the Disclosure Letter or advised pursuant to Section 5.2(f), there is no pending, decided or settled opposition, interference proceeding, reissue proceeding, reexamination proceeding, inter-partes review proceeding, post-grant review proceeding, derivation proceeding, cancellation proceeding, injunction, lawsuit, hearing, investigation, complaint, arbitration, mediation, demand, International Trade Commission investigation, decree, or any other dispute, disagreement, or claim, in each case alleged in writing to Borrower or any of its Subsidiaries (collectively referred to hereinafter as “Specified Disputes”), nor has any such Specified Dispute been threatened in writing, in each case challenging the legality, validity, scope, enforceability, inventorship or ownership of any Product IP of the Credit Parties and their Subsidiaries that is owned by any Credit Party or any of its Subsidiaries or for which any Credit Party or its Subsidiaries controls the prosecution and maintenance thereof.

(j) No Credit Party is a party to, nor is it bound by, any Restricted License.

(k) In each case where Registered Product IP is a Patent or Trademark and is owned or co-owned by any Credit Party or its Subsidiaries by assignment, the assignment for such item of Registered Product IP has been duly recorded with the U.S. Patent and Trademark Office.

(l) Except as set forth on Schedule 4.6(l) of the Disclosure Letter or advised pursuant to Section 5.2 or otherwise disclosed, there are no pending or, to the Knowledge of the Credit Parties, threatened (in writing) claims against Borrower or any of its Subsidiaries alleging (i) that any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory infringes or violates (or in the past infringed or violated) the rights of any third parties in or to any Intellectual Property (“Third Party IP”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any Third Party IP, or (ii) that any Registered Product IP owned by or exclusively licensed to any of the Credit Parties or their Subsidiaries is invalid or unenforceable.

(m) To the Knowledge of the Credit Parties, the manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory (i) does not (A) infringe or violate (or in the past infringed or violated) any issued patent or other registered Third Party IP or (B) constitute a misappropriation of (or in the past constituted a misappropriation of) any Third Party IP, and (ii) will not infringe a valid claim of a published patent application when such application issues as patent.

(n) There are no settlements to which any of the Credit Parties or any of their Subsidiaries is a party, covenants not to sue granted by any of the Credit Parties or any of their Subsidiaries (other than as described in clauses (j), (k) or (l) of the definition of “Permitted Transfers”), or consents, judgments, orders or similar actions by any Governmental Authority applicable to any the Credit Parties or any of their Subsidiaries that: (i) restrict the rights of any Credit Party or any of its Subsidiaries to use any Intellectual Property relating to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory (in order to accommodate any Third Party IP or otherwise), or (ii) permit any third parties to use any Product IP.

(o) To the Knowledge of the Credit Parties, (i) there is no, nor has there been any, infringement or violation by any Person of any of any Product IP of the Credit Parties and their Subsidiaries or the rights therein, and (ii) there is no, nor has there been any, misappropriation by any Person of any of any Product IP of the Credit Parties and their Subsidiaries or the subject matter thereof, in each case ((i) and (ii)) which, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Change.

(p) To the Knowledge of the Credit Parties, each Credit Party and each of its Subsidiaries has taken commercially reasonable measures customary in the pharmaceutical industry designed to protect the confidentiality and value of all trade secrets owned by such Credit Party or any of its Subsidiaries or used or held for use by such Credit Party or any of its Subsidiaries, in each case relating to the research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory.

(q) Each Credit Party and each of its Subsidiaries has taken commercially reasonable measures to obtain, maintain, and renew any and all material regulatory exclusivities for any Product, such as new chemical entity (NCE) and orphan drug exclusivity in the U.S., and corresponding exclusivities in counterpart foreign jurisdictions in the Territory.

(r) At the time of any shipment of Afrezza, Tyvaso DPI, and V-Go occurring prior to the Closing Date, all units of Afrezza, Tyvaso DPI, and V-Go so shipped complied with their relevant specifications and were manufactured in accordance with current FDA Good Manufacturing Practices to the extent required under Requirements of Law.

4.7 Adverse Proceedings, Compliance with Laws. Except as set forth on Schedule 4.7 of the Disclosure Letter or advised pursuant to Section 5.2(f), there are no Adverse Proceedings pending or, to the Knowledge of the Credit Parties or their Subsidiaries, threatened in writing or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against Borrower or any of its Subsidiaries or against any of their respective assets or properties or revenues (including involving allegations of sexual harassment or misconduct by any officer of Borrower or any of its Subsidiaries) that (a) either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change or (b) involve this Agreement or any Loan Document (other than any Adverse Proceeding brought or threatened by any Secured Party). Neither Borrower nor any of its Subsidiaries (a) is in violation of any Requirements of Law (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, or (b) is subject to or in default with respect to any final judgments, orders, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

4.8 Exchange Act Documents; Financial Statements; Financial Condition; No Material Adverse Change; Books and Records.

(a) The documents filed by Borrower with the SEC pursuant to the Exchange Act since January 1, 2025 (the “Exchange Act Documents”), when they were filed with the SEC, conformed in all material respects to the requirements of the Exchange Act, and as of the time they were filed with the SEC, none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (excluding any projections and forward looking statements, estimates, budgets and general economic or industry data of a general nature), in the light of the circumstances under which they were made, not misleading. With respect to projected financial information included in the Exchange Act Documents, Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being understood that such projections are not a guarantee of financial performance and are subject to uncertainties and contingencies, many of which are beyond the control of Borrower or any Subsidiary, and neither Borrower nor any Subsidiary can give any assurance that such projections will be attained, that actual results may differ in a material manner from such projections and any failure to meet such projections shall not be deemed to be a breach of any representation or covenant herein);

(b) The financial statements (including the related notes thereto) of Borrower and its Subsidiaries included in the Exchange Act Documents present fairly in all material respects the consolidated financial condition of Borrower and such Subsidiaries and their consolidated results of operations as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified. Such financial statements have been prepared in all material respects in conformity with GAAP applied on a consistent basis throughout the periods covered thereby, except as otherwise disclosed therein and, in the case of unaudited, interim financial statements, subject to normal year-end audit adjustments and the exclusion of certain footnotes, and any supporting schedules included in the Exchange Act Documents present fairly in all material respects the information required to be stated therein;

(c) Since December 31, 2024, there has not occurred or failed to occur any change or event that has had or could reasonably be expected to have, either alone or in conjunction with any other change(s), event(s) or failure(s), a Material Adverse Change, except as has been disclosed in the Exchange Act Documents; and

(d) The Books of Borrower and each of its Subsidiaries in existence immediately prior to the Closing Date contain full, true and correct entries of all dealings and transactions in relation to its business and activities in all material respects in conformity with GAAP, and in conformity with all Requirements of Law.

4.9 Solvency. Borrower and its Subsidiaries, on a consolidated basis, are Solvent. Without limiting the generality of the foregoing, there has been no proposal made or resolution adopted by any competent corporate body for the dissolution or liquidation of any Credit Party, nor do any circumstances exist which may result in the dissolution or liquidation of any Credit Party.

4.10 Payment of Taxes. All foreign, federal and state income and other Tax returns and reports (or extensions thereof) of each Credit Party and each of its Subsidiaries required to be filed by any of them have been timely filed and are correct, and all Taxes which are due and payable by any Credit Party or any of its Subsidiaries have been paid when due and payable, except, in each case, (a) where the validity or amount thereof is being contested in good faith by appropriate proceedings; provided that the applicable Credit Party has set aside on its books adequate reserves therefor in conformity with GAAP or (b) to the extent the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change.

4.11 Environmental Matters. Neither Borrower nor any of its Subject Subsidiaries nor any of their respective Facilities or operations is subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, could be expected to result in a Material Adverse Change, and Borrower and each of its Subject Subsidiaries have complied at all times in all material respects with applicable Environmental Laws. Neither Borrower nor any of its Subject Subsidiaries have received any notice of any Environmental Claim, including any letter or written request for information under Section 104 of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9604) or any comparable state law. There are and, to the Knowledge of the Credit Parties, have been, no conditions, occurrences, or Hazardous Materials Activities that could reasonably be expected to form the basis of an Environmental Claim against Borrower or any of its Subject Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change. To the Knowledge of the Credit Parties, no predecessor of Borrower or any of its Subject Subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any Facility, which could reasonably be expected to form the basis of an Environmental Claim against Borrower or any of its Subject Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change (but, for the avoidance of doubt, Borrower has not undertaken any investigation of or made any inquiries to, or relating to, any of its or its Subject Subsidiaries’ predecessors), and neither Borrower’s nor any of its Subject Subsidiaries’ operations involves the generation, transportation, treatment, storage or disposal of hazardous waste, as defined under 40 C.F.R. Parts 260 270 or any state equivalent, which would reasonably be expected to form the basis of an Environmental Claim against Borrower or any of its Subject Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change. No event or condition has occurred or is occurring with respect to any Credit Party relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity which, individually or in the aggregate, has resulted in, or could reasonably be expected to result in, a Material Adverse Change. Neither Borrower nor any of its Subject Subsidiaries have undertaken or assumed (by operation of law or otherwise) any liability arising under Environmental Law, or provided an indemnity with respect to any Environmental Law, for any other Person that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

4.12 Material Contracts. After giving effect to the consummation of the transactions contemplated by this Agreement, each Material Contract is a legal, valid, binding, and enforceable obligation in accordance with its respective terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability) of the applicable Credit Party and, to the Knowledge of the Credit Parties, each other party thereto, and is in full force and effect, and neither the applicable Credit Party nor, to the Knowledge of the Credit Parties, any other party thereto is in material breach thereof or default thereunder, except where such breach or default (which default has not been cured or waived) could not reasonably be expected to give rise to any cancellation, termination or acceleration right of the applicable counterparty thereto. No Credit Party or any of its Subsidiaries has received any written notice from any party thereto asserting, or, to the Knowledge of the Credit Parties, threatening to assert, circumstances that could reasonably be expected to result in the cancellation, termination or invalidation of any Material Contract.

4.13 Regulatory Compliance. No Credit Party is or is required to be an “investment company”, and no Credit Party is a company “controlled” by an “investment company”, under the Investment Company Act of 1940, as amended. No Credit Party is engaged as one of its important activities in extending credit for Margin Stock (under Regulations X, T and U of the Federal Reserve Board). Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, each Credit Party is in compliance with all applicable laws and regulations respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, wages and hours (including the Federal Fair Labor Standards Act). No Credit Party is delinquent in any payments to any Employee for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such Employees; there are no grievances, complaints or charges with respect to employment or labor matters (including, without limitation, charges of employment discrimination, retaliation or unfair labor practices) pending or, to the knowledge of any Credit Party, threatened in any judicial, regulatory or administrative forum, or under any private dispute resolution procedure; and none of the employment policies or practices of Credit Party are currently being audited, or to the knowledge of any Credit Party, being investigated by any Governmental Authority, except in each case as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, each Employee Benefit Plan, and with respect to each Employee Benefit Plan, each Credit Party and Subsidiary, is in compliance with all applicable provisions of ERISA, the IRC and other U.S. federal or state Requirements of Law, respectively. (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) neither any Credit Party nor any ERISA Affiliate has incurred, or would reasonably be expected to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 et seq. or 4243 of ERISA with respect to a Multiemployer Plan; (iii) neither any Credit Party nor any ERISA Affiliate has engaged in a transaction that would be subject to Section 4069 or 4212(c) of ERISA; and (iv) other than claims for benefits in the ordinary course, there are no pending or threatened claims, actions or lawsuits related to any Employee Benefit Plan, except, with respect to each of clauses (i), (ii),(iii) and (iv) above, as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the IRC has received a favorable determination, opinion or advisory letter from the Internal Revenue Service to the effect that the form of such Employee Benefit Plan is qualified under Section 401(a) of the IRC and that the trust related thereto is exempt from federal income tax under Section 501(a) of the IRC. Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, no Credit Party or Subsidiary has any obligation to provide health or welfare benefits to any individual after termination of employment, other than coverage in connection with bona fide severance or unsubsidized coverage that is required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law. Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, each arrangement pursuant to which a Credit Party or Subsidiary has an obligation to pay or accrue nonqualified deferred compensation (within the meaning of Section 409A of the IRC) has been administered in accordance with plan documents that satisfy the requirements of Section 409A of the IRC.

4.14 Margin Stock. No Credit Party is engaged, nor shall it engage, principally or as one of its important activities, in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin stock” as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as “Margin Stock”). No Credit Party owns any Margin Stock (other than Unrestricted Margin Stock), and none of the proceeds of the Credit Extensions or other extensions of credit under this Agreement shall be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock~~,~~ or for the purpose of reducing or retiring any Indebtedness that was originally incurred to purchase or carry any Margin Stock, ~~or for any other purpose that might cause the Term Loan or other extensions of credit under this Agreement to be considered a “purpose credit” within the meaning~~in each case, in violation of Regulation T, U or X of the Federal Reserve Board. No Credit Party or any of its Subsidiaries has taken or permitted to be taken any action that ~~might~~would reasonably be expected to cause any Loan Document to violate Regulation T, U or X of the Federal Reserve Board.

4.15 Subsidiaries. Schedule 4.15 of the Disclosure Letter sets forth (a) the name and jurisdiction of incorporation, organization or formation of Borrower and each of its Subsidiaries and (b) the ownership interest of Borrower and any other Credit Party in each of their respective Subsidiaries, including the percentage of such ownership.

4.16 Employee Matters. Neither Borrower nor any of its Subsidiaries is engaged in any unfair labor practice that could, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. There are no collective bargaining agreements or other contracts, agreements, or leases (whether written or oral and whether express or implied) with any Union or work rules or practices agreed to with any Union, binding on any Credit Party with respect to any employee. There is (a) no unfair labor practice complaint pending against Borrower or any of its Subject Subsidiaries or, to the Knowledge of the Credit Parties, threatened in writing against any of them before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is pending against Borrower or any of its Subject Subsidiaries or, to the Knowledge of the Credit Parties, threatened in writing against any of them, (b) no strike or work stoppage in existence or, to the Knowledge of the Credit Parties, threatened in writing involving Borrower or any of its Subject Subsidiaries, and (c) to the Knowledge of the Credit Parties, there is no union representation question existing with respect to the employees of Borrower or any of its Subject Subsidiaries and, to the Knowledge of the Credit Parties, no union organization activity that is taking place that in each case specified in any of clauses (a), (b) and (c), individually or together with any other matter specified in clause (a), (b) or (c), could reasonably be expected to result in a Material Adverse Change.

4.17 Full Disclosure. None of the documents, certificates or written statements (excluding any projections and forward-looking statements, estimates, budgets and general economic or industry data of a general nature) furnished or otherwise made available to Agent and the Lenders by or on behalf of any Credit Party for use in connection with the transactions contemplated hereby (in each case, taken as a whole and as modified or supplemented by other information so furnished promptly after the same becomes available) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, as of the time when made or delivered, not misleading in light of the circumstances in which the same were made; provided, that, with respect to projected financial information, Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being understood that such projections are not a guarantee of financial performance and are subject to uncertainties and contingencies, many of which are beyond the control of Borrower or any Subsidiary, and neither Borrower nor any Subsidiary can give any assurance that such projections shall be attained, that actual results may differ in a material manner from such projections, and any failure to meet such projections shall not be deemed to be a breach of any representation or covenant herein). To the Knowledge of the Credit Parties, there are no facts (other than matters of a general economic or industry nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change and that have not been disclosed herein or in such other documents, certificates and written statements furnished or made available to and the Lenders for use in connection with the transactions contemplated hereby.

4.18 FCPA; Patriot Act; OFAC.

(a) None of Borrower, its Subsidiaries or any director, officer, employee, or, to the Knowledge of the Credit Parties, agent or other Person acting, directly or indirectly, on behalf of Borrower or any Subsidiary of Borrower has (i) used any corporate funds of Borrower or any of its Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any Public Official from corporate funds of Borrower or any of its Subsidiaries, (iii) violated or is in violation of any Anti-Corruption Laws of each jurisdiction (foreign or domestic) in which Borrower or any of its Subsidiaries is subject to such jurisdiction’s Requirements of Laws, or (iv) made any bribe, improper rebate, payoff, influence payment, kickback or other unlawful payment, and no part of the proceeds of any Credit Extension shall be used, directly or indirectly, for any payments to any Public Official, in order to obtain, retain or direct business or obtain any improper advantage in violation of any Anti-Corruption Laws in which Borrower or any of its Subsidiaries is subject to such jurisdiction’s Requirements of Laws;

(b) Borrower and its Subsidiaries have implemented policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws.

(c) As of the Closing Date, in the past five years, Borrower and its Subsidiaries have not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority (including but not limited to the U.S. Department of Justice, U.S. Securities Exchange Commission, or U.K. Securities Fraud Office) with respect to any alleged act or omission arising under or relating to any non-compliance with Anti-Corruption Laws. Neither Borrower, its Subsidiaries, nor, to the Knowledge of the Credit Parties, any Person acting directly or indirectly on their behalf has received any notice, request, or citation from any Governmental Authority for any actual or potential non-compliance with any of the foregoing of this Section.

(d) (i) The operations of Borrower and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, and the

anti-money laundering laws, rules and regulations of each jurisdiction (foreign or domestic) in which Borrower or any of its Subsidiaries is subject to such jurisdiction’s Requirements of Law (collectively, the “Anti-Money Laundering Laws”) and (ii) no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Borrower or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of Borrower, threatened in writing.

(e) None of Borrower, its Subsidiaries or, any director, officer, or, to the Knowledge of the Credit Parties, agent or employee of Borrower or any Subsidiary of Borrower is a Sanctioned Person. Borrower, its Subsidiaries and their respective directors, officers, employees, and, to the Knowledge of the Credit Parties, agents that act in any capacity in connection with the Credit Facilities established hereby, are in compliance with applicable Sanctions. Borrower will maintain in effect and enforce policies and procedures reasonably designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with applicable Sanctions. Borrower will not, directly or, to the Knowledge of the Credit Parties, indirectly, use the proceeds of the Credit Extension, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or in any manner that would result in the violation of any Sanctions applicable to any party hereto.

(f) As of the Closing Date, the information included in the Beneficial Ownership Certification is true and correct.

4.19 Health Care Matters.

(a) Compliance with Health Care Laws. Each Credit Party and, to the Knowledge of the Credit Parties, each of its Subsidiaries and each officer, Affiliate, and employee acting on behalf of such Credit Party or any of its Subsidiaries, is, and for the three (3) years prior to the Closing Date, has been, in compliance in all material respects with all Health Care Laws, including Requirements of Law applicable to the development, testing, manufacture, distribution, storage, import, export, advertising, labeling, promotion and commercialization of any Product in the Territory. No Credit Party has had any Product development or manufacturing site (whether Credit Party-owned or that of a contract manufacturer for the Products) subject to a Governmental Authority (including the FDA) shutdown or import or export prohibition, nor received any warning letters, untitled letters, requests or requirements to make changes to the Products or any processes or operations with respect to the Products, or other correspondence or written notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with any applicable Health Care Laws. To the Knowledge of the Credit Parties, neither the FDA nor any other Governmental Authority has threatened such action.

(b) Regulatory Approvals. Each Credit Party and each Subsidiary involved in any development, testing, manufacture, distribution, storage, import, export, advertising, labeling, promotion and commercialization of any Product in the Territory has all Regulatory Approvals material to its business and operations as currently conducted. As of the Closing Date, except as would not reasonably be expected to result in a Material Adverse Change, each Credit Party and its Subsidiaries has filed or maintained with the applicable Governmental Authorities all notices, documents, listings, supplemental applications or notifications, reports, submissions, and other filings required under the Health Care Laws and Regulatory Approvals, including annual reports, adverse event reports, advertising and promotional material submissions, and clinicaltrials.gov registrations and reports, and, except as would not reasonably be expected to result in a Material Adverse Change, each such filing was true, complete and correct as of the date of submission, and each Credit Party and its Subsidiaries has submitted any necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings.

(c) Preclinical and Clinical Development. All preclinical and clinical studies of any Products conducted by or on behalf of any Credit Party or Subsidiary thereof or sponsored by such Credit Party or Subsidiary were, and if still pending, are being conducted in material compliance with all applicable Health Care Laws, including without limitation, 21 C.F.R. Parts 11, 50, 54, 56, 58, and 312, except as would not reasonably be expected to have a Material Adverse Change. No Credit Party nor any Subsidiary has received any written notices from the FDA or other Governmental Authority or from any institutional review board or comparable authority requiring the termination, suspension, material modification, or clinical hold of, or alleging material noncompliance with, any Health Care Laws related to, any clinical studies with respect to any Products.

(d) Regulatory Action Obligations. No Credit Party or any Subsidiary is subject to any material obligation arising under a Regulatory Action, and no such obligation has been threatened in writing. There is no material Regulatory Action or other proceeding or request for information pending against any Credit Party or any Subsidiary or, to the Knowledge of each Credit Party, an officer, director, or employee of any Credit Party or any Subsidiary, and no Credit Party or any Subsidiary has any material liability (whether actual or contingent) for failure to comply with any Health Care Laws.

(e) Safety Notices. Except as set forth on Schedule 4.19 of the Disclosure Letter, within the three (3) years prior to the Closing Date, there have been no recalls, withdrawals, removals, field alerts, “dear doctor” letters, investigator notices, or safety alerts relating to an alleged lack of safety, efficacy, or regulatory compliance of any Products (collectively, “Safety Notices”) except for any such Safety Notice that has not and would not, whether individually or in the aggregate, reasonably be expected to have a Material Adverse Change. To the Knowledge of each Credit Party, there are no facts that would be reasonably likely to result in (A) a Safety Notice with respect to any Product, (B) a change in the labeling of any Product; or (C) a termination or suspension of marketing of any Product due to safety or efficacy reasons, which, in each case of (A), (B), or (C), would reasonably be expected to have a Material Adverse Change.

(f) [Reserved].

(g) Material Statements. Within the three (3) prior to the Closing Date, neither any Credit Party, nor, to the Knowledge of the Credit Parties, any Subsidiary or any officer, Affiliate or employee of any Credit Party or Subsidiary in its capacity as a Subsidiary or as an officer, Affiliate or employee of a Credit Party or Subsidiary (as applicable), nor, to the Knowledge of the Credit Parties, any agent of any Credit Party or Subsidiary, (i) has made an untrue statement of a material fact or a fraudulent statement to any Governmental Authority, (ii) has failed to disclose a material fact to any Governmental Authority, or (iii) has otherwise committed an act, made a statement or failed to make a statement that, at the time such statement or disclosure was made (or, in the case of such failure, should have been made) or such act was committed, would reasonably be expected to constitute a material violation of any Health Care Law.

(h) Proceedings; Audits. There is no, and for the three (3) years prior to the Closing Date, has not been any, material investigation, suit, claim, audit, action (legal or regulatory) or proceeding (legal or regulatory) by a Governmental Authority pending or, to the Knowledge of the Credit Parties, threatened in writing against any Credit Party or any of its Subsidiaries relating to any of the Health Care Laws. To the Knowledge of the Credit Parties, there are no facts, circumstances or conditions which would reasonably be expected to form the basis for any such material investigation, suit, claim, audit, action or proceeding, except as has been disclosed in the Exchange Act Documents.

(i) Prohibited Transactions. Within the three (3) years prior to the Closing Date, neither any Credit Party, any Subsidiary or, to the Knowledge of the Credit Parties, any officer, Affiliate or employee of a Credit Party or Subsidiary, nor any other Person acting on behalf of any Credit Party or any Subsidiary, directly or indirectly: (i) has offered or paid any remuneration, in cash or in kind, to, or made any financial arrangements with, any past, present or potential patient, supplier, physician, or contractor, in order to illegally obtain business or payments from such Person in material violation of any Health Care Law; (ii) has given or made, or is party to any illegal agreement to give or make, any illegal gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any past, present or potential patient, supplier, physician, contractor, or any other Person in material violation of any Health Care Law; (iii) has given or made, or is party to any agreement to give or make on behalf of any Credit Party or any of its Subsidiaries, any contribution, payment or gift of funds or property to, or for the private use of, any governmental official, employee or agent where either the contribution, payment or gift or the purpose of such contribution, payment or gift is or was a material violation of any Health Care Law; (iv) has established or maintained any unrecorded fund or asset for any purpose or made any materially misleading, false or artificial entries on any of its books or records for any reason in material violation of any Health Care Law; or (v) has made, or is party to any agreement to make, any payment to any Person with the intention or understanding that any part of such payment would be in material violation of any Health Care Law. To the Knowledge of the Credit Parties, there are no actions, and for the previous three (3) years have not been any, pending or threatened (in writing) against any Credit Party or any of its Subsidiaries or any of their respective Affiliates under any foreign, federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.) or under any state or foreign equivalent.

(j) Exclusion. Neither any Credit Party nor any Subsidiary, nor any of their respective officers, directors, employees or, to the Knowledge of the Credit Parties, any agents or Affiliates having authority to act on behalf of any Credit Party or any Subsidiary, is or has been or, to the Knowledge of the Credit Parties, has been threatened in writing to be: (i) “suspended” or “debarred” from selling any products to the U.S. government or its agencies pursuant to the Federal Acquisition Regulation relating to debarment and suspension applicable to federal government agencies generally (42 C.F.R. Subpart 9.4), or other U.S. Requirements of Law; (ii) debarred, disqualified, suspended or excluded from or otherwise ineligible for participation in Medicare, Medicaid or any other Government Payor Program or health care program or under 21 U.S.C. § 335a; (iii) listed on the General Services Administration list of excluded parties; or (iv) a party to any other action or proceeding by any Governmental Authority that would prohibit the applicable Credit Party or Subsidiary from distributing or selling any Product in the Territory or providing any services to any governmental or other purchaser pursuant to any Health Care Laws.

(k) HIPAA. Each Credit Party and each of its Subsidiaries, to the extent applicable, is in material compliance with HIPAA, and each Credit Party and, to the Knowledge of the Credit Parties, each of its Subsidiaries, to the extent applicable, has implemented policies, procedures and training customary in the pharmaceutical industry or otherwise adequate to assure continued compliance and to detect non-compliance.

(l) Corporate Integrity Agreement. Neither any Credit Party or Subsidiary, nor any of their respective Affiliates, nor any officer, director, managing employee or, to the Knowledge of the Credit Parties, agent (as those terms are defined in 42 C.F.R. § 1001.1001) of any Credit Party or Subsidiary, is a party to or has any ongoing reporting, disclosure or compliance obligations pursuant to or under or is otherwise subject to any order, individual integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement agreement, corporate integrity agreement or any other order or similar agreement with or imposed by any U.S. Governmental Authority.

4.20 IT Assets and Data Privacy.

(a) The IT Assets owned or controlled and used by Credit Parties or any Subsidiary in the operation of the business as currently conducted (the “Business IT Assets”) are reasonably sufficient for the current needs of the business of the Credit Parties and any Subsidiary in all material respects.

(b) In the past three (3) years, there has been no unauthorized access to or unauthorized use of any (i) Business IT Assets, or (ii) any Personal Data or confidential information that is in the Credit Parties’ or any Subsidiary’s possession or control or to the Knowledge of the Credit Parties processed on behalf of such Credit Party, in each case of (i) and (ii), in a manner that, individually or in the aggregate, has resulted in or is reasonably likely to result in a Material Adverse Change.

(c) (i) Except as could not reasonably be likely to result in a Material Adverse Change, the Credit Parties and any Subsidiary have, and have required third parties processing Personal Data for and on behalf of any Credit Party (“Data Partners”) to have, taken commercially reasonable measures, as applicable, to (A) protect the confidentiality, integrity, and security of the Business IT Assets (and all material information stored or contained therein, including Personal Data) from any accidental or unauthorized intrusion, loss, breach, use, access, disclosure, interruption, destruction or modification by any Person, (B) maintain the functionality and operation of all Business IT Assets, and (C) prevent the introduction of any Malicious Code into such Business IT Assets, and (ii) to the Knowledge of the Credit Parties, the Business IT Assets do not contain any Malicious Code.

(d) Except as would not be material to the Credit Parties, the Credit Parties and any Subsidiary (i) have commercially reasonable policies and measures in place that are in compliance in all material respects with all (A) applicable Information Privacy or Security Laws and (B) applicable Credit Parties’ published policies, published notices, written statements and contractual commitments, in each case ((A) and (B)) governing the Credit Parties and any Subsidiary’s protection, collection, use, access, storage, maintenance, processing, transmission, distribution, transfer (including cross-border transfer) or disclosure of Personal Data, (ii) and to the Knowledge of the Credit Parties their Data Partners, are and have been for the past three (3) years in compliance with applicable Information Privacy or Security Laws, and (iii) have not received any written notice, inquiry, investigation or proceeding, and are not and have not for the past three (3) years been subject to any written claim, and, to the Knowledge of the Credit Parties, no such notice inquiry, investigation or proceeding or claim is or has been threatened, regarding the Credit Parties and any Subsidiary’s protection, collection, use, access, storage, maintenance, processing, transmission, distribution, transfer (including cross-border transfer) or disclosure of Personal Data.

4.21 Additional Representations and Warranties.

(a) As of the Closing Date, there is no Indebtedness other than Permitted Indebtedness described in clauses (a), (b), (e), (h), (m), (o), (p) and (q) of the definition of “Permitted Indebtedness”.

(b) There are no Hedging Agreements as of the Closing Date.

5.	AFFIRMATIVE COVENANTS

Each Credit Party covenants and agrees that, until payment in full of all Obligations in cash in immediately available funds (other than inchoate indemnity obligations in respect of which no claim has been asserted), each Credit Party shall, and shall cause each of its Subsidiaries to:

5.1 Maintenance of Existence. (a) Preserve, renew and maintain in full force and effect its and all its Subsidiaries’ legal existence under the Requirements of Law in their respective jurisdictions of organization, incorporation or formation; (b) maintain all rights, privileges (including its good standing), permits, licenses and franchises necessary or desirable for it and all of its Subsidiaries in the ordinary course of its business, except in the case of clause (a) (other than with respect to Borrower) and clause (b) above, (i) to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Change or (ii) pursuant to a transaction permitted by this Agreement; (c) comply with all Requirements of Law of any Governmental Authority to which it is subject, including, obtaining any and all licenses, permits, franchise and other governmental and regulatory authorizations necessary to the ownership of its properties or the conduct of its business; and (d) perform and observe all the material terms and provisions of each Material Contract to be performed or observed by it, except in the case of clause (c) and clause (d), where the failure to do so could not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change.

5.2 Financial Statements, Notices. Deliver to the Blackstone Representative and Agent, for distribution to the Lenders:

(a) Financial Statements.

(i) Annual Financial Statements. As soon as available, but in any event within ninety (90) days after the end of each fiscal year of Borrower, beginning with the fiscal year ending December 31, 2025, a consolidated balance sheet of Borrower and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income, cash flows and stockholders’ equity for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all prepared in all material respects in accordance with GAAP with such consolidated financial statements to be audited and accompanied by (x) a report and opinion of Borrower’s independent certified public accounting firm of recognized national standing reasonably acceptable to the Blackstone Representative (provided that, Deloitte & Touche LLP and any of the other “big four” accounting firms are acceptable and acknowledged as being acceptable by the Blackstone Representative) (which report and opinion shall be prepared in accordance with GAAP and shall not be subject to any qualification as to “going concern” or scope of audit, except for any “going concern” qualification resulting from the upcoming maturity of the Term Loans occurring with eighteen months from the date of such opinion or anticipated breach of a financial covenant under this Agreement), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Borrower and its Subsidiaries as of the dates and for the periods specified in accordance with GAAP, and (y) if and only if Borrower is required to comply with the internal control provisions pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring an attestation report of such independent certified public accounting firm, an attestation report of such independent certified public accounting firm as to Borrower’s internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 attesting to management’s assessment that such internal controls meet the requirements of the Sarbanes-Oxley Act of 2002; provided, however, that Borrower shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available within the time period specified above on the SEC’s EDGAR system (or any successor system adopted by the SEC);

(ii) Quarterly Financial Statements. As soon as available, but in any event within forty-five (45) days after the end of each of the first three (3) fiscal quarters of each fiscal year of Borrower, beginning with the first fiscal quarter ending after the Closing Date, a consolidated balance sheet of Borrower and its Subsidiaries as of the end of such fiscal quarter, and the related consolidated statements of income and cash flows and for such fiscal quarter and (in respect of the second and third fiscal quarters of such fiscal year) for the then-elapsed portion of Borrower’s fiscal year, setting forth in each case in comparative form the figures for the comparable period or periods in the previous fiscal year, all prepared in all material respects in accordance with GAAP, subject to normal year-end audit adjustments and the absence of disclosures normally made in footnotes; provided, however, that Borrower shall be deemed to have made such delivery of such consolidated financial statements if such consolidated financial statements shall have been made available within the time period specified above on the SEC’s EDGAR system (or any successor system adopted by the SEC). Such consolidated financial statements shall be certified by a Responsible Officer of Borrower as, to his or her knowledge, fairly presenting, in all material respects, the consolidated financial condition, results of operations and cash flows of Borrower and its Subsidiaries as of the dates and for the periods specified in accordance with GAAP consistently applied, and on a basis consistent with the audited consolidated financial statements referred to under Section 5.2(a)(i), subject to normal year-end audit adjustments and the absence of footnotes; and

(iii) Other Information. As promptly as practicable (and in any event within fifteen (15) days of the request therefor), such additional information regarding the business or financial affairs of Borrower or any of its Subsidiaries, or compliance with the terms of this Agreement or any other Loan Documents, as Agent (at the direction of the Blackstone Representative), Blackstone Representative or any Lender may from time to time reasonably request (subject to redactions or omissions to account for conflicts of interest, confidentiality, and privilege, including requirements imposed by Requirements of Law or contract, not entered into in contemplation of this Agreement); provided that Borrower shall not be obligated to disclose any information that is reasonably subject to the assertion of attorney-client privilege or attorney work-product; provided, further, that in the event Borrower or any of its Subsidiaries does not provide information in reliance on the foregoing proviso or on the basis of confidentiality requirements, such Persons shall, to the extent practicable to do so, promptly provide notice to Agent and the Blackstone Representative and use commercially reasonable efforts to communicate the applicable information in a way that would not result in the loss of such privilege or comply with the applicable confidentiality requirements, as applicable.

(b) Budget. As soon as available, and in any event within ninety (90) days after the end of each fiscal year of Borrower, commencing with the fiscal year ending December 31, 2025, a consolidated budget for the then-current fiscal year in form reasonably satisfactory to Agent and the Lenders (collectively, the “Budget”), which Budget shall be accompanied by a certificate of a Responsible Officer stating that such Budget has been prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable at the time of preparation of such Budget, it being understood that actual results may vary from such Budget and that such variations may be material.

(c) Compliance Certificates. Commencing with the first fiscal quarter ending after the Closing Date, concurrently with the delivery of any financial statements pursuant to Sections 5.2(a)(i) and (ii), a certification (the “Compliance Certificate”) substantially in the form of Exhibit D hereto as to (w) the absence of a Default or an Event of Default (or to the extent a Default or Event of Default has occurred and is continuing, a description and actions taken or proposed taken with respect thereto), (x) to the extent not previously disclosed to Agent, (1) a description of any change in the jurisdiction of organization of any Credit Party, (2) a list of any registered Intellectual Property acquired or developed by any Credit Party during the applicable period, (3) a description of any Person that has become a Subsidiary, in each case since the date of the most recent Compliance Certificate delivered pursuant to this clause (i) (or, in the case of the first such report so delivered, since the Closing Date), (4) a description of any material updates to material Permits from the FDA or other Governmental Authority for the Products, (5) the entry into (A) any new Material Contract by any Credit Party (together with a copy thereof) or (B) any new Material Contract or material amendment to an existing Material Contract that would be adverse in any material respect to the Lenders (together a copy thereof) (in both cases ((A) and (B)), the provision of copies thereof being subject to any applicable requirements of confidentiality imposed by Requirements of Law), and (6) any change to the Credit Parties’ list of Collateral Accounts since the Closing Date or the previously delivered Compliance Certificate, as applicable, (y) compliance or noncompliance with the Credit Party Minimum Coverage Requirement and (z) the calculation of Liquidity and confirmation as to whether the Credit Parties are in compliance with Section 6.17.

(d) Registered Organization. If any Credit Party is not now a Registered Organization but later becomes one, it shall promptly notify Agent of such occurrence and provide Agent with such Credit Party’s organizational identification number.

(e) Notice of Defaults or Events of Default, ERISA Events, Material Adverse Changes; Breach of Material Contract; Junior Indebtedness. Written notice as promptly as practicable (and in any event within five (5) Business Days) after a Responsible Officer of Borrower or any Credit Party shall have obtained knowledge thereof, of the occurrence of any:

(i) Default or Event of Default;

(ii) ERISA Event, material commitment by a Credit Party or ERISA Affiliate to maintain or contribute to a Plan or a Multiemployer Plan, or establishment by a Credit Party or a Subsidiary thereof of an Employee Benefit Plan that provides material subsidized post-termination medical or welfare benefits (other than in connection with bona fide severance or to comply with COBRA or similar state law);

(iii) [Reserved];

(iv) material breach or non-performance of, or any default under, or any termination outside of the ordinary course of, any Material Contract or the receipt by Borrower or any of its Subsidiaries of any written notice asserting any of the foregoing;

(v) (x) default or event of default under or in respect of any Junior Indebtedness, specifying the nature and extent thereof and the action (if any) which is proposed to be taken with respect thereto, and (y) material amendments, waivers, consents, supplements and forbearance agreements under or in respect of any Junior Indebtedness, and upon execution thereof, copies of such amendments, waivers, consents, supplements and forbearance agreements;

(vi) product recalls, withdrawals, marketing suspensions, removals or the like conducted, to be undertaken or issued by a Credit Party, any Subsidiary thereof or their respective suppliers whether or not at the request, demand or order of any Governmental Authority or otherwise with respect to any Product, or any basis for undertaking or issuing any such action or item;

(vii) written claim by any Person directed to a Credit Party that the conduct of such Credit Party’s or a Subsidiary’s business (including the development, manufacture, use, sale or other commercialization of any Product) infringes, misappropriates or otherwise violates the Intellectual Property of such Person; and

(viii) infringement, misappropriation or other violation by any Person on the Intellectual Property of a Credit Party or Subsidiary thereof, which could reasonably be expected to result in material and adverse consequences to Borrower and its Subsidiaries, taken as a whole;

(ix) any settlement agreement or similar agreement, including any agreement setting forth any license, covenant not to sue or coexistence agreement, entered into by a Credit Party or any of its Subsidiaries in connection with any claim of actual or alleged infringement, misappropriation or other violation of any Intellectual Property by or against such Credit Party or its Subsidiaries, which could reasonably be expected to result in material and adverse consequences to Borrower and its Subsidiaries, taken as a whole;

(x) (i) any written notice received by Borrower from any Governmental Authority alleging any potential or actual violations of any Health Care Law by Borrower, (ii) any written notice that the FDA or other Governmental Authority is limiting, suspending or revoking any approvals or market authorizations for any Product, (iii) any written notice that Borrower has become subject to any administrative or regulatory enforcement action, proceeding or investigation issued by the FDA or other Governmental Authority, (iv) notice of the exclusion or debarment from any governmental healthcare program or debarment or disqualification by FDA of Borrower, (v) any written notice that FDA or other Governmental Authority is changing the market classification or labeling under any such approvals or market authorizations for any Product, or (vi) the receipt of notice, or occurrence of any decision, to conduct a voluntary or mandatory recall, withdrawal, removal, suspension of manufacturing or marketing, or discontinuation of any Product, in each case of clauses (i) through (vi), to the extent such notice could reasonably be expected to result in material and adverse consequences to Borrower and its Subsidiaries, taken as a whole;

(xi) the occurrence of any event or series of related events with respect to the property or assets of Borrower or any of its Subsidiaries resulting in losses, damages or expenses aggregating $10,000,000 or more;

(xii) any material change in accounting policies or financial reporting practices by Borrower or any of its Subsidiaries (other than as required or permitted under GAAP); and

(xiii) any labor controversy resulting in or threatening to result in any strike, work stoppage, boycott, shutdown or other material labor disruption against or involving a Credit Party that, either individually or in the aggregate, would reasonably be expected to result in a Material Adverse Change.

(f) Legal Action Notice. Prompt written notice (which shall be deemed given to the extent reported in Borrower’s periodic reporting under the Exchange Act and available on the SEC’s EDGAR system (or any successor system adopted by the SEC)) of any legal action, litigation, suit, claim, audit, investigation or proceeding pending or threatened in writing against any Credit Party or any Subsidiary (i) that could reasonably be expected to result in uninsured damages or costs to such Credit Party or such Subsidiary in an amount in excess of $5,000,000 or (ii) which alleges potential violations of the Health Care Laws or any applicable statutes, rules, regulations, standards, guidelines, policies and order administered or issued by any foreign Governmental Authority, which, in the case of this clause (ii), individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change; and in each case, provide such additional information as the Blackstone Representative may reasonably request in relation thereto; provided that the Credit Parties shall not be obligated to disclose any information that is reasonably subject to the assertion of attorney-client privilege, conflict of interest or attorney work-product.

Agent and the Lenders hereby agree that the Perfection Certificate and schedules to the Disclosure Letter shall be updated or deemed to be updated after the Closing Date to reflect information provided in any written notice delivered by any Credit Party to Lender pursuant to this Section 5.2 (including in any Compliance Certificate; provided that Borrower may at its option deliver additional Compliance Certificates from time to time for purposes of updating the Perfection Certificate and schedules to the Disclosure Letter) or any inquiry under Section 5.1(b) of the Security Agreement; provided that any update to the Perfection Certificate or schedules to the Disclosure Letter by any Credit Party pursuant to this paragraph shall not relieve any Credit Party of any other Obligation under this Agreement. For the avoidance of doubt, Borrower may not update Schedules 6.1, 12.1, 12.2 or 12.3 pursuant to this paragraph.

5.3 Taxes.

Timely file all foreign, federal and state income and other material required Tax returns and reports or extensions therefor and timely pay all material foreign, federal, state and local Taxes, assessments, deposits and contributions imposed upon it or any of its properties or assets, or in respect of any of its income, businesses or franchises before any penalty or fine accrue thereon; provided, however, that no such Tax or any claim for Taxes that have become due and payable and have or may become a Lien on any Collateral shall be required to be paid if (a) it is being contested in good faith by appropriate proceedings instituted within applicable time limits and diligently conducted, so long as adequate reserves with respect thereto have been maintained in accordance with GAAP and (b) solely in the case of a Tax or claim that has or may become a Lien against any Collateral, such contest proceedings conclusively operate to stay the sale of any portion of any Collateral to satisfy such Tax or claim. No Credit Party shall, nor shall it permit any of its Subsidiaries to, file or consent to the filing of any consolidated income Tax return with any Person (other than Borrower or any of its Subsidiaries).

5.4 Insurance. Maintain, with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons of comparable size engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons of comparable size engaged in the same or similar businesses as Borrower and its Subsidiaries) as are customarily carried under similar circumstances by such other Persons. Any products liability or general liability insurance regarding Collateral shall (i) name Agent as additional insured or lenders’ loss payable, as applicable, and (ii) provide that no cancellation of the policies shall be made without at least thirty (30) days prior written notice to Agent (ten (10) days in the case of cancellation for nonpayment). Borrower shall deliver to Agent insurance certificates certified by the Borrower’s insurance brokers, and appropriate endorsements showing Agent as the lenders’ loss payable and additional insured as required above, as to the existence and effectiveness of each such policy of insurance, in each case to be in form and substance reasonable satisfactory to the Blackstone Representative.

5.5 Operating Accounts.

(a) In the case of any Credit Party, for each Collateral Account that such Credit Party at any time maintains, and contemporaneously with the establishment of any new Collateral Account by such Credit Party, subject such account to a Control Agreement (or take equivalent actions to establish and perfect (if applicable) Agent’s Lien) that is reasonably acceptable to the Agent and the Blackstone Representative, in order to perfect Agent’s Lien in favor and for the benefit of Agent and the other Secured Parties.

(b) Notwithstanding the foregoing, the Credit Parties shall have until the date that is forty-five (45) days (or such longer period as the Blackstone Representative may agree in its sole discretion) after the closing date of any Acquisition or other Investment to comply with the provisions of this Section 5.5 with regard to Collateral Accounts of the Credit Parties acquired in connection with such Acquisition or other Investment.

5.6 Compliance with Laws. Comply with the Requirements of Law and all orders, writs, injunctions, decrees and judgments applicable to it or to its business or its assets or properties (including Environmental Laws, ERISA, the IRC (including requirements for intended tax treatment), Health Care Laws and the Federal Fair Labor Standards Act), except if the failure to comply therewith could not, individually or together with any other such failures, reasonably be expected to result in a Material Adverse Change; provided, that with respect to Requirements of Laws and all orders, writs, injunctions, decrees and judgments with respect to Anti-Terrorism Laws, Anti-Money Laundering Laws, OFAC, FCPA, and similar Laws, the Credit Parties and each of their Subsidiaries shall comply in all material respects.

5.7 Protection of Intellectual Property Rights.

(a) Except where the failure to do so could not reasonably be expected to materially interfere with the Credit Parties’ ability to conduct their business as conducted on the Closing Date or result in any material loss of rights relating to any Product (including Patent exclusivity therefor), (i) file, prosecute, protect, defend and maintain the validity and enforceability of all Registered Product IP; (ii) maintain the confidential nature of any material trade secrets and trade secret rights used in any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory; and (iii) not allow any Product IP to be abandoned, forfeited or dedicated to the public (other than through the abandonment of Product IP in the exercise of the Credit Parties’ ordinary course prosecution practices and reasonable business judgment, e.g., the abandonment of a continuation application that is no longer needed to maintain the pendency of another patent application) or any Material Contract to be terminated by Borrower or any of its Subsidiaries, as applicable, without the Blackstone Representative’s prior written consent (such consent not to be unreasonably withheld or delayed); provided, however, that with respect to any such Product IP that is not owned by Borrower or any of its Subsidiaries, the obligations in clauses (i) and (iii) above shall apply only to the extent Borrower or any of its Subsidiaries have the right to take such actions or to cause any licensee or other third party to take such actions pursuant to applicable agreements or contractual rights.

(b) (i) Except as Borrower may otherwise determine in its reasonable business judgment, and where the failure to do so could not reasonably be expected to materially interfere with the Credit Parties’ ability to conduct their business as conducted on the Closing Date or result in any material loss of rights relating to any Product (including Patent exclusivity therefor), at its (or its Subsidiaries’, as applicable) sole expense, either directly or indirectly, with respect to any licensee or licensor under the terms of any Credit Party’s (or any of its Subsidiary’s) agreement with the respective licensee or licensor, as applicable, to take any actions (including taking legal action to specifically enforce the applicable terms of any license agreement) and prepare, execute, deliver and file agreements, documents or instruments which are necessary or desirable to (A) prosecute and maintain any Registered Product IP and (B) diligently defend or assert any Product IP against material infringement, misappropriation, violation or interference by any other Persons and, in the case of Registered Product IP, against any claims of invalidity or unenforceability (including by bringing any legal action for infringement, dilution, violation or defending any counterclaim of invalidity or action of a non-Affiliate third party for declaratory judgment of non-infringement or non-interference); provided, however, that with respect to any such Registered Product IP that is not owned by Borrower or any of its Subsidiaries, the obligations in clauses (A) and (B) above shall apply only to the extent Borrower or any of its Subsidiaries have the right to take such actions or to cause any licensee or other third party to take such actions pursuant to applicable agreements or contractual rights and (ii) use commercially reasonable efforts to cause any licensee or licensor of any Registered Product IP not to, and such Credit Party shall not, disclaim or abandon, or fail to take any action necessary or desirable to prevent the disclaimer or abandonment of Registered Product IP (other than through the abandonment of Registered Product IP in the exercise of the Credit Parties’ or its licensee’s or its licensor’s ordinary course prosecution practices and reasonable business judgment, e.g., the abandonment of a continuation application that is no longer needed to maintain the pendency of another patent application).

(c) Borrower shall provide quarterly updates (together with the Compliance Certificate) to Schedule 4.6(c) of the Disclosure Letter, as applicable, including updates on material developments with respect to any items listed on such Schedule or updated Schedule, and upon reasonable request of the Blackstone Representative, conduct quarterly meetings (which may be via videoconference) with the Blackstone Representative and Lenders to discuss such updates. Blackstone Representative and the Lenders shall use commercially reasonable efforts to conduct any meeting requested under this Section 5.7(c) with those meetings requested under Section 5.9(b).

5.8 Books and Records. Maintain proper Books, in which entries that are full, true and correct in all material respects and are in all material respects in conformity with GAAP consistently applied shall be made of all material financial transactions and matters involving the assets, properties and business of such Credit Party (or such Subsidiary), as the case may be.

5.9 Access to Collateral; Audits; Lender Calls.

(a) Allow the Blackstone Representative, or its respective agents or representatives, (i) not more than one (1) time in any fiscal year absent the occurrence and continuance of an Event of Default and (ii) at any time during the occurrence and continuance of an Event of Default, in each case, during normal business hours and upon reasonable advance notice, to visit and inspect the Collateral and inspect, copy and audit any Credit Party’s Books. The foregoing inspections and audits shall be at the relevant Credit Party’s expense.

(b) Upon the reasonable request of the Blackstone Representative at a time to be mutually agreed that is after delivery of the financial statements delivered pursuant to Sections 5.2(a)(i) and 5.2(a)(ii), conduct a meeting (which may be telephonic) of the Blackstone Representative and the Lenders to discuss the most recently reported financial results and the financial condition of Credit Parties, at which there shall be present a Responsible Officer and such other officers of the Credit Parties as may be reasonably requested to attend by the Blackstone Representative or Required Lenders, such request, or requests to be made at a reasonable time prior to the scheduled date of such meeting. Blackstone Representative and the Lenders shall use commercially reasonable efforts to conduct any meeting requested under this Section 5.9(b) with those meetings requested under Section 5.7(c).

5.10 Use of Proceeds. Use the proceeds of the Term Loans (other than the Amendment No. 1 Incremental Term Loans) solely (i) to pay fees, premiums, costs, and expenses in connection with the funding of the Initial Term Loans, and (ii) for general corporate purposes of Borrower and its Subsidiaries (including business development activities and sale leaseback transactions permitted hereunder). Use the proceeds of the Amendment No. 1 Incremental Term Loans and the Amendment No. 1 Delayed Draw Term Loans solely to finance a portion of the Project Seacoast Acquisition, including the payments of the Project Seacoast Transaction Costs (as defined in Amendment No. 1). No proceeds of any Term Loan shall be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock. If requested by the Blackstone Representative, Borrower shall complete and sign Part I of a copy of Federal Reserve Form G-3 referred to in Regulation U and deliver such copy to Agent.

5.11 Further Assurances. Promptly upon the reasonable written request of the Blackstone Representative, execute, acknowledge and deliver such further documents and do such other acts and things in order to effectuate or carry out more effectively the purposes of this Agreement and the other Loan Documents at its expense, including after the Closing Date taking such steps as are reasonably deemed necessary or desirable by the Blackstone Representative to maintain, protect and enforce Agent’s Lien in favor and for the benefit of Agent and the other Secured Parties on Collateral securing the Obligations created under the Security Agreement and the other Loan Documents in accordance with the terms of the Security Agreement and the other Loan Documents, subject to Permitted Liens.

5.12 Additional Collateral; Guarantors.

(a) From and after the Closing Date, except as otherwise approved in writing by the Blackstone Representative, each Credit Party shall cause each of its Subsidiaries (other than Excluded Subsidiaries) to guarantee the Obligations by executing and delivering a joinder in the form of Exhibit H hereto and to cause each such Subsidiary to grant to Agent in favor and for the benefit of Agent and the other Secured Parties a first priority (subject to Permitted Priority Liens) security interest in and Lien upon, and pledge to Agent in favor and for the benefit of Agent and the other Secured Parties, subject to Permitted Liens, all of such Subsidiary’s properties and assets constituting Collateral, whether now existing or hereafter acquired or existing, to secure such guaranty; provided, that such Credit Party’s obligations to cause any Subsidiary formed or acquired after the Closing Date to take the foregoing actions shall be subject to the timing requirements of Section 5.13. Furthermore, except as otherwise approved in writing by the

Blackstone Representative, each Credit Party, from and after the Closing Date, shall grant Agent in favor and for the benefit of Agent and the other Secured Parties a first priority security interest in and Lien upon, and pledge to Agent in favor and for the benefit of Agent and the other Secured Parties, subject to Permitted Liens, the limitations set forth herein and the limitations set forth in the other Loan Documents, all of the Equity Interests of each first-tier Subsidiary owned by a Credit Party. In connection with each pledge of certificated Equity Interests required under the Loan Documents, the Credit Parties shall deliver, or cause to be delivered, to Agent, such certificate(s) together with stock powers or assignments, as applicable, properly endorsed for transfer to Agent or duly executed in blank, in each case in form reasonably satisfactory to the Blackstone Representative. In connection with each pledge of uncertificated Equity Interests required under the Loan Documents, the Credit Parties shall deliver, or cause to be delivered, to Agent an executed uncertificated stock control agreement among the issuer, the registered owner and Agent substantially in the form attached as an Annex to the Security Agreement. Notwithstanding the foregoing, each Credit Party’s obligations to take the foregoing actions shall be subject to the timing requirements of Section 5.13 with respect to Subsidiaries formed or acquired after the Closing Date.

(b) In the event any Credit Party acquires any fee title to real estate in the U.S., other than Excluded Property and unless otherwise agreed by the Blackstone Representative, such Person shall execute or deliver, or cause to be executed or delivered, to Agent, (i) within sixty (60) days after such acquisition, an appraisal complying with the Financial Institutions Reform, Recovery and Enforcement Act of 1989, (ii) within forty-five (45) days after receipt of notice from Agent (at the direction of the Blackstone Representative) that such real estate is located in a Special Flood Hazard Area, Federal Flood Insurance, (iii) within sixty (60) days after such acquisition, a fully executed Mortgage, in form and substance reasonably satisfactory to the Blackstone Representative, together with an A.L.T.A. lender’s title insurance policy issued by a title insurer reasonably satisfactory to the Blackstone Representative, in form and substance (including any endorsements), and in an amount reasonably satisfactory to the Blackstone Representative, insuring that the Mortgage is a valid and enforceable first priority (subject to Permitted Priority Liens) Lien on the respective property, free and clear of all defects, encumbrances and Liens (other than Permitted Liens), (iv) simultaneously with such acquisition, then-current A.L.T.A. surveys, certified to Agent by a licensed surveyor sufficient to allow the issuer of the lender’s title insurance policy to issue such policy without a survey exception, and (v) simultaneously with such acquisition, a then-current environmental site assessment prepared pursuant to ASTM E1527-21, Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process, by a qualified firm reasonably acceptable to the Blackstone Representative, in form and substance satisfactory to the Blackstone Representative.

5.13 Formation or Acquisition of Subsidiaries.

(a) If Borrower or any of its Subsidiaries at any time after the Closing Date forms or acquires a Subsidiary, Borrower shall cause such Subsidiary to execute and deliver to Agent a joinder to the Intercompany Subordination Agreement.

(b) If Borrower or any of its Subsidiaries at any time after the Closing Date forms or acquires a Subsidiary (including by division) or any Person otherwise becomes a Subsidiary (other than an Excluded Subsidiary) (including by division), or in the event of an Excluded Subsidiary Conversion, as promptly as practicable but in no event later than thirty (30) days (or such longer period as the Blackstone Representative may agree in its sole discretion) after such formation or acquisition or such Person becomes a Subsidiary, or in the case of an Excluded Subsidiary, after the date on which the most recent Compliance Certificate has been delivered which sets forth the failure to comply with the Credit Party Minimum Coverage Requirement pursuant to Section 5.18: (i) without limiting the generality of clause (iii) of this Section 5.13(b), Borrower shall cause such Subsidiary to execute and deliver to Agent a joinder to this Agreement as Guarantor in the form of Exhibit H hereto and a joinder to the Intercompany Subordination Agreement, and the applicable Collateral Documents, Operating Documents and related company information, and legal opinions and any Collateral required to be delivered pursuant to the terms of the Loan Documents; (ii) Borrower shall deliver to Agent a Perfection Certificate, updated to reflect the formation or acquisition of such Subsidiary; and (iii) Borrower shall cause such Subsidiary to satisfy all requirements contained in this Agreement (including Section 5.12) and each other Loan Document if and to the extent applicable to such Subsidiary. Borrower and Agent hereby agree that any such Subsidiary shall constitute a Credit Party for all purposes hereunder as of the date of the execution and delivery of the joinder contemplated by clause (i) of this Section 5.13(b). Any document, agreement or instrument executed or issued pursuant to this Section 5.13 shall be a Loan Document.

(c) Notwithstanding anything else to the contrary in this Agreement or any other Loan Document (including pursuant to Sections 5.11, 5.12, this Section 5.13 or any of the constituent defined terms in this Agreement), in the event that any Subsidiary is required to become a Credit Party that is organized in a jurisdiction for which guarantees and security interests have not yet been provided to Agent and the Secured Parties for an existing Credit Party, the Blackstone Representative and Borrower shall determine and mutually agree on the reasonable and customary actions to be satisfied or delivered in such jurisdiction of organization with respect to the guarantee and creation, perfection and priority of Liens to secure the Obligations to satisfy the obligations in Section 5.11, 5.12 and this Section 5.13, and the failure to take a specific action or provide a specific deliverable enumerated in such provisions shall not constitute a breach of such provisions if such action or deliverable is not reasonable or customary to provide in such foreign jurisdiction.

5.14 Post-Closing Requirements. Borrower shall, and shall cause each of its Subsidiaries to, take each of the actions set forth on Schedule 5.14 of the Disclosure Letter within the time period prescribed therefor on such schedule (or such longer period as the Blackstone Representative may agree in its sole discretion). All representations and warranties and covenants contained in this Agreement and the other Loan Documents shall be deemed modified to the extent necessary to take the actions set forth on Schedule 5.14 of the Disclosure Letter within the time periods set forth therein, rather than elsewhere provided in the Loan Documents, such that to the extent any such action set forth in Schedule 5.14 of the Disclosure Letter is not overdue, the applicable Credit Party shall not be in breach of any representation or warranty or covenant contained in this Agreement or any other Loan Document applicable to such action for the period from the Closing Date, as applicable, until the date on which such action is required to be fulfilled as set forth on Schedule 5.14 of the Disclosure Letter.

5.15 Environmental.

(a) Deliver to Agent (for distribution to the Lenders) and the Blackstone Representative:

(i) as soon as practicable following receipt thereof, copies of all environmental audits, site assessments, investigations, analyses and reports of any kind or character, whether prepared by personnel of Borrower or any of its Subsidiaries or by independent consultants, Governmental Authorities or any other Persons, with respect to any Environmental Claims, any violation of Environmental Laws, or any discovery of a Release or threatened Release that, in each case, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change;

(ii) promptly upon a Responsible Officer of any Credit Party or any of its Subsidiaries obtaining knowledge of the occurrence thereof, written notice describing in reasonable detail (A) any Release required to be reported to any federal, state or local governmental or Regulatory Agency under any applicable Environmental Laws, and (B) any removal or remedial action taken by any Credit Party or any other Person in response to (x) any Hazardous Materials Activities, the existence of which, individually or in the aggregate, could reasonably be expected to result in one or more Environmental Claims resulting in a Material Adverse Change, or (y) any Environmental Claims that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change;

(iii) as soon as practicable following the sending or receipt thereof by any Credit Party, a copy of any and all written communications with respect to (A) any Environmental Claims that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, (B) any Release required to be reported to any federal, state or local governmental or Regulatory Agency, or (C) any request for information from any Governmental Authority that suggests such Governmental Authority is investigating whether any Credit Party or any of its Subsidiaries may be potentially responsible for any Hazardous Materials Activity that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change;

(iv) prompt written notice describing in reasonable detail (A) any proposed acquisition of stock, assets, or property by Borrower or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to (x) expose Borrower or any of its Subsidiaries to, or result in, Environmental Claims that could reasonably be expected to result in a Material Adverse Change or (y) affect the ability of Borrower or any of its Subsidiaries to maintain in full force and effect all material Governmental Approvals required under any Environmental Laws for their respective operations, and (B) any proposed action to be taken by Borrower or any of its Subsidiaries to modify current operations in a manner that, individually or together with any other such proposed actions, could reasonably be expected to subject Borrower or any of its Subsidiaries to any additional material obligations or requirements under any Environmental Laws; and

(v) with reasonable promptness, such other documents and information as from time to time may be reasonably requested by the Blackstone Representative in relation to any matters disclosed pursuant to this Section 5.15(a).

(b) Each Credit Party shall, and shall cause each of its Subsidiaries to, promptly take any and all actions reasonably necessary to (i) cure any violation of applicable Environmental Laws by Borrower or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, and (ii) make an appropriate response to any Environmental Claim against Borrower or any of its Subsidiaries and discharge any obligations it may have to any Person thereunder where failure to do so, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change.

5.16 [Reserved].

5.17 [Reserved].

5.18 Credit Party Minimum Coverage. In the event that Excluded Subsidiaries in the aggregate, (a) possess total assets as of the end of any fiscal quarter or fiscal year, as applicable (commencing with the fiscal quarter ending on September 30, 2025), for which a Compliance Certificate has been delivered to Agent greater than 10.0% of the total assets of Borrower and its Subsidiaries or (b) contribute to the Consolidated Revenue for such fiscal quarter in an amount greater than 10.0% of the Consolidated Revenue of Borrower and its Subsidiaries for such period, in each case, determined in accordance with GAAP; then Borrower shall, within five (5) Business Days of the delivery of such Compliance Certificate (i) in consultation with the Blackstone Representative, designate in writing to Agent one or more of such Excluded Subsidiary(ies) which shall no longer be deemed to be Excluded Subsidiary(ies) such that the foregoing condition under each of clause (a) and clause (b) ceases to be true (an “Excluded Subsidiary Conversion”) and (ii) comply with the provisions of Section 5.12 and Section 5.13, applicable to any such designated Subsidiary (in each case, in the time periods applicable as if such Subsidiary(ies) had been formed or acquired at the time of such Excluded Subsidiary Conversion); provided, however, that no Subsidiary shall be required to be added as a Guarantor or grant collateral security if doing so would be expected to result in a material adverse tax consequence to Borrower or its Subsidiaries, as reasonably and mutually determined by Borrower and the Blackstone Representative and/or would result in, or would reasonably be expected to result in, a risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of the relevant Guarantor to be added (in each case, whether as a result of financial assistance, corporate benefit, thin capitalization, capital maintenance or liquidity maintenance rules or other legal principles).

6.	NEGATIVE COVENANTS

Each Credit Party covenants and agrees that, until payment in full of all Obligations in cash in immediately available funds (other than inchoate indemnity obligations in respect of which no claims has been asserted), such Credit Party shall not, and shall cause each of its Subsidiaries not to:

6.1 Dispositions. Convey, sell, lease, transfer, assign, contribute, covenant not to sue in relation to, enter into a coexistence agreement in relation to, grant any option, warrant or other right in relation to, exclusively or non-exclusively license out, or otherwise dispose of (including without limitation (a) any sale-leaseback, (b) by way of merger or (c) pursuant to a plan of division), directly or indirectly and whether in one or a series of transactions (collectively, “Transfer”), all or any part of the property or assets of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired (including accounts receivables and Equity Interests of Subsidiaries) of Borrower or any of its Subsidiaries; except, in each case of this Section 6.1, for Permitted Transfers; provided, that in no event shall any Credit Party or any Subsidiary, directly or indirectly, Transfer any Intellectual Property to any Person, other than as expressly permitted pursuant to clauses (i), (j), (k) and/or (l) of the definition of “Permitted Transfer”. Notwithstanding anything else to the contrary in this Agreement, no Credit Party shall Transfer to any Subsidiary that is not a Credit Party, nor permit any Subsidiary that is not a Credit Party at any time to own, hold or have any rights to any Material IP (and, for the avoidance of doubt, if after the Closing Date such non-Credit Party Subsidiary develops any Material IP, then such Subsidiary shall either transfer such Material IP to a Credit Party or become a Credit Party pursuant to, and within the time periods specified in, Section 5.13); provided, that this shall not prohibit any Transfers that are otherwise permitted pursuant to clause (k) of the definition of “Permitted Transfers.”

6.2 Fundamental Changes.

(a) Without at least five (5) Business Days (or such later date as may be agreed to by Blackstone Representative in its sole discretion) prior written notice to Agent, solely in the case of a Credit Party: (i) change its jurisdiction of organization, incorporation or formation, (ii) change its organizational structure or type, (iii) change its legal name, or (iv) change any organizational number (if any) assigned by its jurisdiction of organization, incorporation or formation; provided, that in no event shall Borrower change its jurisdiction of organization, incorporation or formation, or change its organizational structure or type, without the prior written consent of the Blackstone Representative.

(b) Permit a Credit Party to be a direct or indirect Wholly-Owned Subsidiary of a Subsidiary of Borrower that is not also a Credit Party.

(c) Permit any Subsidiary of Borrower to issue any Equity Interests (whether for value or otherwise) to any Person other than (i) with respect to any Subsidiary of Borrower that is a Credit Party, the issuance of Equity Interests of such Credit Party to a Credit Party and (ii), with respect to any Subsidiary of Borrower that is not a Credit Party, to any other Subsidiary of Borrower, provided that no such issuance shall cause a Subsidiary that is (A) a Wholly-Owned Subsidiary of a Credit Party to cease to be wholly-owned by such Credit Party, or (B) majority-owned by a Credit Party to cease to be majority-owned by a Credit Party, other than pursuant to any Permitted Transfer; provided, further, that notwithstanding the foregoing and anything else to the contrary herein, any Subsidiary may issue qualifying directors’ shares and similar interests pursuant to the Requirement of Law.

(d) Permit a Wholly-Owned Subsidiary of a Credit Party to cease to be a Wholly-Owned Subsidiary of such Credit Party, other than in connection with any Permitted Transfer of all of the Equity Interests of such Wholly-Owned Subsidiary to a Person that is not a Credit Party or Subsidiary thereof.

6.3 Mergers, Acquisitions, Liquidations or Dissolutions.

(a) Merge, divide itself into two (2) or more entities, consolidate, liquidate or dissolve, or permit any of its Subsidiaries to merge, divide itself into two (2) or more entities, consolidate, liquidate or dissolve with or into any other Person, except that:

(i) any Subsidiary of Borrower may merge or consolidate with or into Borrower, provided that Borrower is the surviving entity,

(ii) any Subsidiary of Borrower may merge or consolidate with any other Subsidiary of Borrower, provided that if any party to such merger or consolidation is a Credit Party, then either (x) such Credit Party is the surviving entity, or (y) the surviving or resulting entity executes and delivers to Agent a joinder to the Security Agreement in the form attached thereto and any other Collateral Documents, as applicable, and otherwise satisfies the requirements of Section 5.13 substantially contemporaneously with completion of such merger or consolidation to;

(iii) any Subsidiary of Borrower may liquidate or dissolve, provided that the properties and assets of any such Subsidiary that is a Credit Party are distributed or otherwise transferred to Borrower or any other Credit Party;

(iv) any Subsidiary of Borrower may divide itself into two (2) or more entities or be dissolved or liquidated, provided that if such Subsidiary is a Credit Party, the properties and assets of such Subsidiary are allocated or distributed to an existing or newly-formed Credit Party or such resulting entity executes and delivers to Agent a joinder to the Security Agreement in the form attached thereto and any other Collateral Documents, as applicable, and otherwise satisfies the requirements of Section 5.13 substantially contemporaneously therewith; and

(v) in connection with any Permitted Investment, Borrower or any of its Subsidiaries may merge or consolidate with any other Person; provided that (i) the Person surviving such merger with any Subsidiary shall be a direct or indirect Wholly-Owned Subsidiary of Borrower, (ii) in the case of any such merger or consolidation to which Borrower is a party, Borrower is the surviving entity, and (iii) in the case of any such merger or consolidation to which a Guarantor is a party, (x) such Guarantor is the surviving entity, or (y) the surviving or resulting entity executes and delivers to Agent a joinder to the Security Agreement in the form attached thereto and any other Collateral Documents, as applicable, and otherwise satisfies the requirements of Section 5.13 substantially contemporaneously with completion of such merger or consolidation; or

(b) make, or permit any of its Subsidiaries to make, Acquisitions, other than Permitted Acquisitions or Permitted Investments.

6.4 Indebtedness. Directly or indirectly, create, incur, assume, permit to exist or guaranty, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness (including any Indebtedness consisting of obligations evidenced by a bond, debenture, note or other similar instrument) that is not Permitted Indebtedness; provided, however, that the accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness shall not be deemed to be an incurrence of Indebtedness for purposes of this Section 6.4.

6.5 Encumbrances. Except for Permitted Liens, (i) create, incur, allow, or suffer to exist any Lien on any property or asset of Borrower or any of its Subsidiaries (other than Unrestricted Margin Stock); provided, that in no event shall any Credit Party or Subsidiary permit any Product, or Product IP to be subject to a Lien incurred in connection with Indebtedness for borrowed money (other than the Obligations) or (ii) permit (other than pursuant to the terms of the Loan Documents) any property and assets of the Credit Parties (other than Excluded Property) to not be subject to the first priority (subject to Permitted Priority Liens) security interest granted in the Loan Documents or otherwise pursuant to the Collateral Documents.

6.6 No Further Negative Pledges. Enter into any agreement, document or instrument directly or indirectly prohibiting (or having the effect of prohibiting), restricting, imposing any condition upon or otherwise limiting the ability of such Credit Party or Subsidiary to create, incur, assume or suffer to exist any Lien upon any Collateral, whether now owned or hereafter acquired, in favor and for the benefit of Agent and the other Secured Parties with respect to the Obligations or under the Loan Documents, in each case of this Section 6.6(a), other than Permitted Negative Pledges.

6.7 Maintenance of Collateral Accounts. Maintain any Collateral Account except pursuant to the terms of Section 5.5 hereof.

6.8 Distributions; Investments.

(a) Directly or indirectly declare or pay any dividends or make any distribution or payment on or redeem, retire, defease, acquire, cancel, terminate or purchase (or set apart assets for a sinking or other analogous fund for the redemption, retirement, defeasance, acquisition, cancellation, termination or purchase of) any Equity Interests (or warrants, options or other right or obligation to purchase of acquire any such Equity Interests), whether in cash, property or obligations (each, a “Restricted Distribution”), except, in each case of this Section 6.8, for Permitted Distributions.

(b) Directly or indirectly make any Investment other than Permitted Investments.

(c) Notwithstanding the generality of the foregoing clauses (a) and (b), in no event shall (x) a Credit Party, directly or indirectly, make a Restricted Distribution or Investment with any Material IP to any Person other than pursuant to any Permitted Transfers permitted pursuant to clause (j), (k) or (l) of the definition of “Permitted Transfers” and (y) a Credit Party, directly or indirectly, make any Restricted Distribution to a Subsidiary that is not a Credit Party.

6.9 No Restrictions on Subsidiary Distributions. Enter into any agreement, document or instrument directly or indirectly prohibiting (or having the effect of prohibiting), restricting, imposing any condition upon or otherwise limiting the ability of any Subsidiary of Borrower to (a) pay dividends or make any other distributions on any of such Subsidiary’s Equity Interests owned by Borrower or any other Subsidiary of Borrower, (b) repay or prepay any Indebtedness owed by such Subsidiary to Borrower or any other Subsidiary of Borrower, (c) make loans or advances to Borrower or any other Subsidiary of Borrower, or (d) transfer, lease or license any Collateral to Borrower or any other Subsidiary of Borrower, except, in each case of this Section 6.9, for Permitted Subsidiary Distribution Restrictions.

6.10 Junior Indebtedness. Make or permit any voluntary or optional prepayment, or otherwise repay, redeem, purchase, defease, acquire or satisfy prior to its regularly scheduled due date, any (a) Indebtedness which is secured by a Lien on any Collateral, (b) Subordinated Debt, (c) Permitted Convertible Bond Indebtedness or (d) unsecured Indebtedness for borrowed money (clauses (a) through (d), collectively, “Junior Indebtedness”), except: (i) to the extent permitted under the terms of any subordination, intercreditor, or other similar agreement to which any Junior Indebtedness constituting Permitted Indebtedness is subject; (ii) Permitted Refinancing of any Junior Indebtedness with any Indebtedness permitted to be incurred under Section 6.4; (iii) any prepayment, exchange or conversion of any Permitted Convertible Bond Indebtedness that is made or settled solely in Qualified Equity Interests of Borrower (and cash (x) in lieu of fractional shares and (y) in respect of accrued and unpaid interest); (iv) Permitted Distributions (solely pursuant to clause (p) of such definition); and (v) subject to satisfaction of the Redemption Conditions, the repurchase, exchange or repayment of Permitted Convertible Bond Indebtedness. For the avoidance of doubt, this Section 6.10 shall prohibit (i) any cash repurchase of Permitted Convertible Bond Indebtedness (whether upon a “fundamental change,” redemption upon satisfaction of a stock price condition, or otherwise) and (ii) the settlement of any conversion of Permitted Convertible Bond Indebtedness in cash in any amount (other than cash in lieu of fractional shares), in each case ((i) and (ii)), unless the Redemption Conditions are satisfied.

6.11 Amendments or Waivers of Organizational Documents or Junior Indebtedness.

(a) Amend, restate, supplement or otherwise modify, or waive, any provision of its Operating Documents or equivalent, which amendment, restatement, supplement, modification or waiver would be materially adverse to the interests of the Secured Parties.

(b) Amend, restate, supplement or otherwise modify, or waive, the terms of any (i) Subordinated Debt, except to the extent permitted by the subordination agreement executed by Agent (at the direction of the Blackstone Representative) or (ii) Junior Indebtedness not constituting Subordinated Debt if the effect of such amendment, restatement, supplement, modification or waiver would: (A) increase the interest rate on such Indebtedness by more than two percent (2.0%); (B) shorten the dates upon which payments of principal or interest are due on such Indebtedness (unless such shortened date is more than one hundred eighty (180) days after the Term Loan Maturity Date); (C) add or change in a manner adverse to the Credit Parties any event of default or add or make more restrictive any covenant with respect to such Indebtedness; (D) change in a manner adverse to the Credit Parties the prepayment provisions of such Indebtedness; (E) change the subordination provisions thereof (or the subordination terms of any guaranty thereof); (F) change or amend any other term if such change or amendment would confer additional material rights on the holders of such Indebtedness in a manner adverse to the Credit Parties, Agent or the Lenders (in their respective capacities as such); (G) materially increase the amount of such Indebtedness; or (H) otherwise be materially adverse to the interests of the Secured Parties.

6.12 Compliance.

(a) Become an “investment company” under the Investment Company Act of 1940, as amended, or undertake as one of its important activities extending credit to purchase or carry Margin Stock, or use the proceeds of any Credit Extension for that purpose;

(b) Cause or suffer to exist, and no ERISA Affiliate shall cause or suffer to exist, (i) any event that would result in the imposition of a Lien on any assets or properties of any Credit Party or a Subsidiary of a Credit Party with respect to any Plan or Multiemployer Plan or (ii) any other ERISA Event that, in the case of clauses (i) and (ii), could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change; or

(c) Permit the occurrence of any violation of applicable law with respect to any Employee Benefit Plan, or any other plan or arrangement to provide pension, profit sharing, severance or deferred compensation which could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change.

6.13 Compliance with Anti-Terrorism Laws. Agent and each Lender hereby notifies each Credit Party that pursuant to the requirements of Anti-Terrorism Laws, and such Person’s policies and practices, Agent and each Lender is required to obtain, verify and record certain information and documentation that identifies each Credit Party and its principals, which information includes the name and address of each Credit Party and its principals and such other information that will allow Agent and each Lender to identify such party in accordance with Anti-Terrorism Laws. No Credit Party shall, nor shall any Credit Party permit any of its Subsidiaries or Affiliates to, directly or indirectly, knowingly enter into any documents or contracts with any Person listed on the OFAC Lists. Each Credit Party shall promptly (but in any event within three (3) Business Days) notify Agent and the Blackstone Representative in writing upon any Responsible Officer of Borrower or any other Credit Party or Subsidiary having knowledge that any Credit Party or any Subsidiary or Affiliate of any Credit Party is listed on the OFAC Lists or (a) is convicted on, (b) pleads nolo contendere to, (c) is indicted on, or (d) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering. No Credit Party shall, nor shall any Credit Party permit any of its Subsidiaries or Affiliates to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids or violates, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Anti-Terrorism Law.

6.14 Amendments or Waivers of Material Contracts. (a) Waive, amend, cancel or terminate, or fail to exercise, any material rights constituting or relating to any Material Contract, (b) breach, default under, or take any action or fail to take any action that, with the passage of time or the giving of notice or both, would constitute a default or event of default under any Material Contract, in each case of this Section 6.14, (i) which could reasonably be expected to, individually or together with any other such waivers, amendments, agreements, cancellations, terminations, exercises or failures, result in a Material Adverse Change, or (ii) would be materially adverse to the interests of Agent and the Lenders.

6.15 Transactions with Affiliates. Enter into or permit to exist any arrangement, contract or transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate that is not a Credit Party or a Wholly-Owned Subsidiary of a Credit Party, in each case with an aggregate value in excess of $2,500,000, except for (a) transactions in the ordinary course of business and pursuant to reasonable terms no less favorable, taken as a whole, to such Credit Party or such Subsidiary than would be obtained in a comparable arm’s length transaction with a Person not an Affiliate of Borrower or such Subsidiary, (b) transactions among the Credit Parties that are not otherwise prohibited by this Agreement, (c) transactions constituting Permitted Indebtedness, Permitted Investments or Permitted Transfers, (d) the issuance of Qualified Equity Interests in exchange for cash so long as such issuance does not result in a Change in Control, and (e) reasonable and customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans and indemnification arrangements approved by the relevant board of directors, board managers or equivalent corporate body in the ordinary course of business).

6.16 ~~[Reserved]~~Activities of the Massachusetts Securities Subsidiary~~.~~ . No MSC Subsidiary shall incur any Indebtedness or Liens, make any Investments nor shall it engage in any business activities or own any property other than (a) activities permitted by, and Investments made in accordance with, Massachusetts General Law, Chapter 63, Section 38B, (b) activities and contractual rights incidental to the maintenance of its corporate existence, and (c) the performance of its obligations in its Operating Documents.

6.17 Minimum Liquidity. Permit Liquidity of Borrower and its Subsidiaries to be less than $40,000,000 on the last Business Day of any fiscal quarter ending after the Closing Date (commencing with the first fiscal quarter ending after the Closing Date).

6.18 No Liability Management Transactions.

(a) Make any Investment in or dispose of any assets to a Person that is not a Credit Party to facilitate a new financing incurred by a Subsidiary of Borrower (including a debtor in possession financing) or to guarantee an existing financing, in connection with a liability management transaction.

(b) Permit any Subsidiary of Borrower to cease to be Wholly-Owned Subsidiary at all times unless any such Subsidiary no longer exists pursuant to a transaction permitted by Section 6.3.

6.19 Fiscal Year. Change its fiscal year or any of its fiscal quarters without the consent of the Blackstone Representative and the Lenders.

6.20 Royalty Transaction. Enter into any Royalty Transaction.

7.	EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

7.1 Payment Default. Any Credit Party fails to (a) make any payment of any principal of the Term Loans when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment (whether voluntary or mandatory) thereof or by acceleration thereof or otherwise, or (b) within five (5) Business Days after the same becomes due, any payment of interest or premium pursuant to Section 2.2, including any applicable fees, the Prepayment Premium, or any other Obligations (which five (5) Business Day cure period shall not apply to any payments due on the Term Loan Maturity Date or the date of acceleration pursuant to Section 8.1(a) or Section 2.2(c)(ii) hereof). A failure to pay any such interest, premium or Obligations pursuant to the foregoing clause (b) prior to the end of such five (5) Business Day-period shall not constitute an Event of Default (unless such payment is due on the Term Loan Maturity Date or the date of acceleration pursuant to Section 8.1(a) or Section 2.2(c)(ii) hereof).

7.2 Covenant Default.

(a) The Credit Parties or their Subsidiaries: (i) fail or neglect to perform, keep or observe any term, provision, condition, covenant or agreement in Sections 5.2, 5.4, 5.5, 5.10, 5.12, 5.13 or 5.14 or Section 6; or

(b) The Credit Parties or their Subsidiaries fail or neglect to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any Loan Documents on its part to be performed, kept or observed, and such failure continues for ten (10) days after the earlier of the date on which (i) a Responsible Officer of any Credit Party becomes aware of such failure and (ii) written notice thereof shall have been given to Borrower by Agent (at the direction of the Blackstone Representative); provided that if the Default cannot by its nature be cured within the 10 day period or cannot after diligent attempts by the Credit Parties be cured within such 10 day period, and such Default is likely to be cured within a reasonable time, then the Credit Parties shall have an additional period (which shall not in any case exceed 30 days) to attempt to cure such Default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default. The cure period provided under this Section 7.2(b) shall not apply, among other things, to any of the covenants referenced in clause (a) above.

7.3 Material Adverse Change. A Material Adverse Change occurs.

7.4 Attachment; Levy; Restraint on Business.

(a) (i) The service of process seeking to attach, by trustee or similar process, any funds of any Credit Party in excess of $10,000,000 on deposit or otherwise maintained with Agent, or (ii) a notice of lien or levy is filed against any of material portion of the Collateral by any Governmental Authority, and the same under sub-clauses (i) and (ii) hereof are not, within thirty (30) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); provided, however, that no Credit Extensions shall be made during any thirty (30) day cure period; or

(b) (i) Any material portion of the Collateral is attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins, restrains, or prevents Borrower and its Subsidiaries from conducting any material part of their business, taken as a whole.

7.5 Insolvency.

(a) An involuntary proceeding shall be commenced, or an involuntary petition shall be filed in a court of competent jurisdiction seeking: (i) relief in respect of any Credit Party, or of a substantial part of the property of any Credit Party, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, court protection, receivership or similar law; (ii) the appointment of a receiver, examiner, trustee, custodian, sequestrator, conservator or similar official for any Credit Party or for a substantial part of the property or assets of any Credit Party; or (iii) the winding-up or liquidation of any Credit Party, and such proceeding or petition shall continue undismissed or unstayed for sixty (60) days, or an order or decree approving or ordering any of the foregoing shall be entered;

(b) Any Credit Party shall: (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, court protection, receivership or similar law; (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (a) above; (iii) apply for or consent to the appointment of a receiver, examiner, trustee, custodian, sequestrator, conservator or similar official for any Credit Party or for a substantial part of the property or assets of any Credit Party; (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding; (v) make a general assignment for the benefit of creditors; (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due; (vii) take any action for the purpose of effecting any of the foregoing; or (viii) wind up or liquidate (except as otherwise expressly permitted hereunder); or

(c) Any corporate action, legal proceedings or other procedure or step is taken in relation to: (i) the suspension of payments, a moratorium of any indebtedness, winding-up, court protection, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Credit Party; (ii) a composition, compromise, assignment or arrangement with any creditor of any Credit Party; (iii) the appointment of a liquidator, receiver, administrative receiver, examiner, administrator, compulsory manager or other similar officer in respect of any Credit Party or any of its assets; or (iv) enforcement of any Collateral over any assets of any Credit Party, or any analogous procedure or step is taken in any jurisdiction. The foregoing shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within forty five (45) days of commencement.

7.6 Other Agreements.

(a) Any Credit Party or any Subsidiary shall (a) fail to pay any principal or interest, regardless of amount, due in respect of any Indebtedness (other than the Obligations), when and as the same shall become due and payable beyond any applicable grace period, or (b) fail to observe or perform any other term, covenant, condition or agreement contained in any agreement or instrument evidencing or governing any such Indebtedness, if the effect of any failure referred to in this clause (b) is to cause, or to permit the holder or holders of such Indebtedness or a trustee or other representative on its or their behalf to cause (with or without the giving of notice, and taking into account any applicable grace periods or waivers), such Indebtedness to become due prior to its stated maturity or become subject to a mandatory offer to purchase by the obligor; provided that this clause (b) shall not apply to (i) secured Indebtedness that becomes due as a result of the sale, transfer or other disposition (including as a result of a casualty or condemnation event) of the property or assets securing such Indebtedness (to the extent such sale, transfer or other disposition is not prohibited under this Agreement and such Indebtedness is repaid in accordance with its terms) or (ii) any Indebtedness that becomes due as a result of a default under any agreement with a Lender or an Affiliate of a Lender to the extent such default results from a sale, pledge or other disposition or encumbrance of Unrestricted Margin Stock or any other breach or contravention of any provision of any Indebtedness which provision prohibits or otherwise restricts the ability of any Credit Party to sell, pledge or otherwise dispose of or encumber Unrestricted Margin Stock; provided further that, it shall not constitute an Event of Default pursuant to this Section 7.6 unless the aggregate principal amount of all such Indebtedness referred to in clauses (a) and (b) exceeds the $10,000,000 at any one time.

(b) There occurs under any Permitted Bond Hedge Transaction or Permitted Warrant Transaction an “early termination date” (or similar event) resulting from any event of default or termination event thereunder as to which Borrower or any Subsidiary is the “defaulting party” (or similar term) or the “affected party” (or similar term) and the termination value owed by Borrower or such Subsidiary as a result thereof, taken together, is greater than $10,000,000, and such termination value is required to be paid in cash and may not be settled by the delivery of shares of Borrower.

7.7 Judgments. One or more final, non-appealable judgments, orders, or decrees for the payment of money in an amount in excess of $10,000,000 (but excluding any final judgments, orders, or decrees for the payment of money that are covered by independent third-party insurance as to which liability has not been denied by such insurance carrier or by an indemnification claim against a solvent and unaffiliated Person that is not a Credit Party as to which such Person has not denied liability for such claim), shall be rendered against one or more Credit Parties or any Subsidiary and the same are not, within thirty (30) days after the entry thereof, discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

7.8 Misrepresentations. Any Credit Party or any Subsidiary or any Person acting for any Credit Party or any Subsidiary makes or is deemed to make any representation, warranty, or other statement now or later in this Agreement, any other Loan Document or in any writing delivered to Agent or the Lenders or to induce Agent or any Lender to enter this Agreement or any other Loan Document, and such representation, warranty, or other statement is incorrect in any material respect (or, to the extent any such representation, warranty or other statement is qualified by materiality or Material Adverse Change, in any respect) when made or deemed to be made.

7.9 Loan Documents; Collateral. Any material provision of any Loan Document shall for any reason cease to be valid and binding on or enforceable against any Credit Party, or any Credit Party shall so state in writing or bring an action to limit its obligations or liabilities thereunder; or any Collateral Documents shall for any reason (other than pursuant to the terms thereof) cease to create a valid security interest in a material portion of the Collateral, or such security interest shall for any reason (other than pursuant to the terms of the Loan Documents) cease to be a perfected and first priority (subject to Permitted Priority Liens) security interest in a material portion of the Collateral, in each case, other than as a direct result of any action by Agent or any Lender or the failure of Agent or any Lender to perform an obligation under the Loan Documents.

7.10 Subordinated Debt. Any document, instrument, or agreement evidencing the subordination of any Subordinated Debt shall for any reason be revoked or invalidated or otherwise cease to be in full force and effect (other than as a direct result of any action or in action by Agent or any Lender); any Credit Party or any Subsidiary shall contest the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations shall for any reason be subordinated or shall not have the priority contemplated by this Agreement, other than with respect to Permitted Liens.

7.11 ERISA Event. An ERISA Event occurs that, individually or together with any other ERISA Events, results or could reasonably be expected to result in a Material Adverse Change or the imposition of a Lien on any Collateral.

7.12 Regulatory Matters. If any of the following occurs: (A) any Credit Party or any Subsidiary of a Credit Party receives written notification from FDA, EMA or any other Governmental Authority equivalent to the FDA or EMA and recognized as the health authority with primary responsibility for granting marketing approval in a foreign country which written notification is reasonably likely to result in the Product being withdrawn from the market and/or the Product approval and/or marketing authorization to be withdrawn, if the revenue attributable to the affected Product in the affected market constitutes more than 25% of Consolidated Revenue of the Borrower and its Subsidiaries, calculated as of the four fiscal quarter period most recently ended prior to the receipt of the written notification for which financial statements have been delivered pursuant to Section 5.2(a); (B) FDA, CMS, EMA or any other Governmental Authority initiates enforcement action, including without limitations, a Warning Letter, seizure, an injunction, or administrative procedure, against any Credit Party or any Subsidiary of a Credit Party with respect to the Products or the manufacturing facilities therefor, that causes the Credit Party or Subsidiary of a Credit Party to discontinue or suspend the sale of, or withdraw, any of its Products or causes a delay in the approval or offering of any Product, which discontinuation, withdrawal or delay would reasonably be expected to last for more than 90 days (or, if a resolution to such discontinuation, suspension of sale, withdrawal or delay is being pursued in good faith through appropriate proceedings diligently conducted, and solely if the applicable event or circumstance has not actually resulted in a Material Adverse Change at the time, an additional 30 days thereafter), in each case if the impact on revenue resulting from such discontinuation, suspension, withdrawal or delay, would be more than 25% of Consolidated Revenue calculated as of the four fiscal quarter period most recently ended prior to the initiation of the enforcement action for which financial statements have been delivered pursuant to Section 5.2(a); (C) any Credit Party recalls any of its Products which would reasonably be expected to result in a Material Adverse Change; or (D) any Credit Party enters into a settlement agreement with the FDA, CMS, EMA or any other Governmental Authority that would reasonably be expected to result in a Material Adverse Change.

7.13 Change in Control. A Change in Control occurs.

8.	RIGHTS AND REMEDIES UPON AN EVENT OF DEFAULT

8.1 Rights and Remedies. If any Event of Default occurs, Agent shall, at the direction of the Required Lenders, take any or all of the following actions:

(a) declare all Obligations (including, for the avoidance of doubt, the Prepayment Premium, as applicable) immediately due and payable and terminate all Commitments thereunder (but if an Event of Default described in Section 7.5 occurs all Obligations, including the Prepayment Premium, as applicable, are automatically and immediately due and payable, all Commitments shall automatically and immediately terminate and the Lenders shall have no obligations to make any Loans to Borrower hereunder, in each case, without any action by Agent or the Required Lenders), whereupon all Obligations for principal, interest, premium or otherwise (including, for the avoidance of doubt, the Prepayment Premium, as applicable) shall become due and payable by Borrower without presentment, demand, protest or other notice of any kind, which are all expressly waived by the Credit Parties hereby;

(b) stop advancing money or extending credit for Borrower’s benefit under this Agreement;

(c) settle or adjust disputes and claims directly with account debtors for amounts on terms and in any order that Agent (at the direction of the Blackstone Representative) considers advisable, notify any Person owing the Credit Parties money of Agent’s security interest in such funds, and verify the amount of all Accounts;

(d) make any payments and do any acts it considers necessary or reasonable to protect the Collateral or Agent’s security interest in favor and for the benefit of Agent and the other Secured Parties in the Collateral. The Credit Parties shall assemble the Collateral if Agent (at the direction of the Blackstone Representative) requests and make it available as Agent (at the direction of the Blackstone Representative) designates. Agent (at the direction of the Blackstone Representative) or its agents or representatives may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest in favor and for the benefit of Agent and the other Secured Parties and pay all expenses incurred. The Credit Parties grant Agent a license to enter and occupy (and for its agents or representatives to enter and occupy) any of its premises, without charge, to exercise any of Agent’s rights or remedies;

(e) apply to the Obligations (i) any balances and deposits of the Credit Parties it holds, or (ii) any amount held by Agent or the Lenders owing to or for the credit or the account of any Credit Party;

(f) ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral. With respect to any and all Intellectual Property owned by any Credit Party and included in Collateral, each Credit Party hereby grants to Agent, for the benefit of all Secured Parties, as of the Closing Date, a non-exclusive, irrevocable, worldwide, freely sublicensable (through multiple tiers), royalty-free license or other right to use, without charge, such Intellectual Property for any purposes in connection with Agent’s exercise of its rights and remedies under this Agreement or any other Loan Document, including in advertising for sale and selling any Collateral, in connection with Agent’s exercise of its rights under this Section 8.1, and the Credit Parties’ rights under all licenses and ensuring all franchise contracts inure to the benefit of all Secured Parties;

(g) place a “hold” on any account maintained with Agent or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or similar agreements providing control of any Collateral;

(h) demand and receive possession of the Books of the Credit Parties regarding Collateral; and

(i) exercise all rights and remedies available to Agent and each Lender under the Collateral Documents or any other Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

8.2 Power of Attorney. Each Credit Party hereby irrevocably appoints Agent and any Related Party thereof as its lawful attorney-in-fact, exercisable solely upon the occurrence and during the continuance of an Event of Default, to: (a) endorse such Credit Party’s name on any checks or other forms of payment or security; (b) sign such Credit Party’s name on any invoice or bill of lading for any Account or drafts against account debtors; (c) settle and adjust disputes and claims about the Collateral Accounts directly with depository banks where the Collateral Accounts are maintained, for amounts and on terms Agent (at the direction of the Blackstone Representative) determines reasonable; (d) make, settle, and adjust all claims under such Credit Party’s products liability or general liability insurance policies maintained in the United States regarding Collateral; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Agent or a third party as the Code permits. Each Credit Party hereby appoints Agent, any Related Party thereof and their designees as its lawful attorney-in-fact to file or record any documents necessary to perfect or continue the perfection of Agent’s security interest in favor and for the benefit of Agent and the other Secured Parties in the Collateral, regardless of whether an Event of Default has occurred, until all Obligations (other than inchoate indemnity obligations in respect of which no claim has been asserted) have been satisfied in full in cash in immediately available funds, any Lender is not under any further obligation to make Credit Extensions hereunder. The foregoing appointment of Agent and any Related Party thereof as each Credit Party’s attorney in fact, and all of Agent’s (or such Related Party’s) rights and powers, coupled with an interest, are irrevocable until all Obligations (other than inchoate indemnity obligations in respect of which no claim has been asserted) have been fully repaid in cash in immediately available funds and Agent’s and each Lenders’ obligation to provide Credit Extensions terminates.

8.3 Application of Payments and Proceeds Upon Default. During the continuance of an Event of Default, Agent shall upon the direction of Required Lenders, apply any and all payments received by Agent in respect of any Obligation in accordance with clauses first through sixth below. All payments received by Agent in respect of the Obligations after any or all of the Obligations have been accelerated (so long as such acceleration has not been rescinded), including proceeds of Collateral, shall be applied as follows:

(i) First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and all other amounts (other than principal and interest, but including Lender and Agent Expenses) payable to Agent in its capacity as such;

(ii) Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest, Prepayment Premium and breakage and termination Obligations, but including Lender and Agent Expenses) payable to the Lenders, ratably among them in proportion to the amounts described in this clause Second payable to them;

(iii) Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Term Loans and any fees or premiums (including the Prepayment Premium), ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

(iv) Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Term Loans and any breakage, termination or other payment Obligations, ratably among the Lender in proportion to the respective amounts described in this clause Fourth payable to them;

(v) Fifth, to the payment of all other Obligations (other than to a Defaulting Lender) that are due and payable to Secured Parties (other than Agent) on such date, in each case, ratably based upon the respective aggregate amounts of all such Obligations owing to the Secured Parties on such date;

(vi) Sixth, to payment of any Obligations owed to Defaulting Lenders; and

(vii) Last, the balance, if any, after all of the Obligations have been paid in full, in cash in immediately available funds, to Borrower or as otherwise required by Law.

8.4 Agent’s Liability for Collateral. Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the UCC or otherwise, shall be to deal with it in the same manner as Agent deals with its own property consisting of similar instruments or interests. Neither Agent nor any Lender shall be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; or (c) any act or default of any other Person. In no event shall Agent or any Lender have any liability for any diminution in the value of the Collateral for any reason. The Credit Parties bear all risk of loss, damage or destruction of the Collateral.

8.5 No Waiver; Remedies Cumulative. Agent’s or the Lenders’ failure, at any time or times, to require strict performance by any Credit Party of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Agent or any Lender thereafter to demand strict performance and compliance herewith or therewith. No waiver hereunder shall be effective unless signed by the party granting the waiver and then is only effective for the specific instance and purpose for which it is given. Agent’s and the Lenders’ rights and remedies under this Agreement and the other Loan Documents are cumulative. Agent and the Lenders have all rights and remedies provided under the Code, by law, or in equity. The exercise by Agent or any Lender of one right or remedy is not an election and shall not preclude Agent or any Lender from exercising any other remedy under this Agreement or other remedy available at law or in equity, and the waiver by Agent (at the direction of the Blackstone Representative) or the Lenders of any Event of Default is not a continuing waiver. Agent’s or the Lenders’ delay in exercising any remedy is not a waiver, election, or acquiescence.

8.6 Demand Waiver. Each Credit Party waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Agent on which any Credit Party is liable.

9.	NOTICES.

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail or facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address (if any) indicated on Schedule 9 of the Disclosure Letter. Any party to this Agreement may change its mailing or electronic mail address or facsimile number by giving all other parties hereto written notice thereof in accordance with the terms of this Section 9.

The Borrower agrees that Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on the Platform. The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender, or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s or Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of Borrower or any other Credit Party pursuant to any Loan Document or the transactions contemplated therein that is distributed to Agent or any Lender by means of electronic communications pursuant to this Section, including through the Platform.

The Borrower hereby acknowledges that certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that it shall use commercially reasonable efforts to identify that portion of the materials and information provided by or on behalf of Borrower hereunder and under the other Loan Documents (collectively, “Borrower Materials”) that may be distributed to the Public Lenders and that (i) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC,” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (ii) by marking Borrower Materials “PUBLIC,” Borrower shall be deemed to have authorized Agent and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to Borrower or any other Credit Party or their securities for purposes of U.S. federal and state securities laws; (iii) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (iv) Agent shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information”. Each Public Lender shall designate one or more representatives that shall be permitted to receive information that is not designated as being available for Public Lenders.

10.	CHOICE OF LAW, VENUE, AND JURY TRIAL WAIVER

THE LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. Each party hereto submits to the exclusive jurisdiction of the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by Requirements of Law, in such Federal court; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Agent or any Lender from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Agent or any Lender. Each Credit Party expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and each Credit Party hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each Credit Party hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to such party at the address set forth in (or otherwise provided in accordance with the terms of) Section 9 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of such party’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HERETO WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR ALL PARTIES HERETO TO ENTER INTO THIS AGREEMENT. EACH PARTY HERETO HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

11.	GENERAL PROVISIONS

11.1 Successors and Assigns.

(a) This Agreement binds and is for the benefit of the parties hereto and their respective successors and permitted assigns.

(b) No Credit Party may, directly or indirectly, sell, transfer or assign this Agreement or any other Loan Document or any rights or obligations hereunder or thereunder without the prior written consent of Agent and the Blackstone Representative. Any Lender may sell, transfer or assign this Agreement or any other Loan Document or any of its rights or obligations hereunder or thereunder (including all or a portion of its Commitments and the Term Loans at the time owing to it), in full or in part, to any third party without Borrower’s prior written consent (any such sale, transfer or assignment, a “Lender Transfer”); provided, however, (i) unless an Event of Default has occurred and is continuing, no Lender may make a Lender Transfer to (w) a Competitor of Borrower without Borrower’s prior written consent, (x) a natural person, (y) any Credit Party or Affiliate thereof or (z) a Disqualified Institution without Borrower’s prior written consent, (ii) except in the case of a Lender Transfer to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Term Loans or Commitments of any Class, the amount of the Term Loans or Commitment of the assigning Lender subject to each such assignment shall not be less than $1,000,000 (unless otherwise consented to in writing by Borrower and Agent), provided that such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds, if any, (iii) the parties to each Lender Transfer shall execute and deliver to Agent an Assignment and Assumption, and, except in the case of a Lender Transfer by a Lender that is a Blackstone Entity to another Blackstone Entity, together with a processing and recordation fee of $3,500 (unless waived or reduced by Agent in its sole discretion), and (iv) the assignee, if it shall not be a Lender, shall deliver to Agent (x) an Administrative Questionnaire, (y) its applicable tax form under Section 2.6(d) and (z) all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act. Subject to acceptance and recording thereof by Agent in the Register, from and after the effective date specified in each Assignment and Assumption by Agent, (1) the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and (2) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto, but shall continue to be entitled to the benefits of Sections 2.5, 2.6, and 11.2 with respect to facts and circumstances occurring prior to the effective date of such assignment and shall continue to be liable with respect to obligations that survive the termination of this Agreement, including such assigning Lender’s obligations under Section 12). Upon request, and the surrender by the assigning Lender of its Note, Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause (b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) below.

(c) In the case of a participation granted by a Lender to any third party, (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of its obligations hereunder, (iii) Agent and Borrower shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, (iv) Borrower shall not have any rights to consent to such participation, and (v) any agreement or instrument pursuant to which such Lender sells such participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification, or other modification hereto, in each case subject to the terms and conditions of this Agreement. Borrower agrees that each participant shall be entitled to the benefits of Sections 2.5 and 2.6 (subject to the requirements and limitations therein, including the requirements under Section 2.6(d) (it being understood that the documentation required under Section 2.6(d) shall be delivered to the participating Lender)) to the same extent as if it were a Lender that had acquired its interest by assignment pursuant to clause (b) above; provided that, with respect to any participation, such participant shall (A) not be entitled to receive any greater payment under Sections 2.5 or 2.6 than the Lender (the party that participated the interest) would have been entitled to receive, except to the extent of any entitlement to receive a greater payment resulting from a Change in Law that occurs after such participant acquired the applicable participation and (B) agrees to be subject to the provisions of Section 2.11 to the same extent as if it were a Lender that had acquired its interest by assignment pursuant to clause (b) above. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.11(b) with respect to any participant.

(d) Agent shall record any Lender Transfer in the Register. Any Lender may grant a participation in all or any part of, or any interest in, Lender’s obligations, rights or benefits under this Agreement and the other Loan Documents, including with respect to the Term Loans; provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) Borrower, Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement. For the avoidance of doubt, if a Lender sells a participation it shall, acting solely for this purpose as a non-fiduciary agent of Borrower, maintain a register on which it enters the name and address of each participant and principal amounts (and stated interest) of each participant’s interest in the Term Loans or other obligations under the Loan Documents (the “Participant Register”); provided, however, that the Lender shall have no obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant’s interest in any commitments, loans or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) and proposed Section 163-5(b) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and the Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(e) Any Lender may, without the consent of, or notice to, Agent or any Credit Party, at any time pledge or assign a security interest in all or any portion of its rights under the Loan Documents to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, subscription-line credit facilities, NAV credit facilities or other financings; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f) Any attempted transfer, pledge or assignment of this Agreement or any other Loan Document or any rights or obligations hereunder or thereunder in violation of this Section 11.1 shall be null and void.

11.2 Indemnification; Lender and Agent Expenses.

(a) Each Credit Party agrees to indemnify and hold harmless each of Agent, the Lead Arranger, each Lender and their respective Affiliates and Approved Funds (and its or their respective successors and assigns) and each manager, member, partner, controlling Person, director, officer, employee, agent or sub-agent, advisor and affiliate thereof (each such Person, an “Indemnified Person”) from and against any and all Indemnified Liabilities; provided, however, that (i) no Credit Party shall have an obligation to any Indemnified Person hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from the bad faith (other than with respect to Agent and its Related Parties), gross negligence or willful misconduct of that Indemnified Person (or its Affiliates, Approved Funds or controlling Persons or their respective directors, officers, managers, partners, members, agents, sub-agents or advisors), in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction, (ii) Borrower shall have no obligation to any Indemnified Person hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from a material breach of any funding obligation of such Indemnified Person hereunder (other than against the Lead Arranger or Agent in their respective capacities as such), (iii) no Credit Party shall have an obligation to any Indemnified Person hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from any claim by one Indemnified Person against another Indemnified Person (other than against the Lead Arranger or Agent in their respective capacities as such) that does not relate to any act or omission of any Credit Party, and (iv) no Credit Party shall be liable for any settlement of any claim or proceeding effected by any Indemnified Person without the prior written consent of such Credit Party (which consent shall not be unreasonably withheld or delayed), but if settled with such consent, or if there shall be a final judgment against an Indemnified Person, each of the Credit Parties shall, jointly and severally, indemnify and hold harmless such Indemnified Person from and against any loss or liability by reason of such settlement or judgment in the manner set forth in this Agreement. This Section 11.2(a) shall not apply with respect to Taxes other than any Taxes that represent liabilities, obligations, losses, damages, penalties, claims, costs, expenses and disbursements arising from any non-Tax claim.

(b) To the extent permitted by Requirements of Law, the Borrower and each Credit Party shall not assert, and hereby waives, any claim against Agent (and any sub-agent thereof), the Lead Arranger, any Lender and any Related Party of any of the foregoing Persons (each such Person being called a “Protected Person”), on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof.

(c) Borrower shall pay, promptly following written demand therefor (including documentation to reasonably support such request) (but, in no event later than thirty (30) days following demand), all Lender and Agent Expenses of the Lead Arranger, Agent and each Lender incurred through and after the Closing Date.

11.3 Severability of Provisions. In case any provision in or obligation hereunder or under any other Loan Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

11.4 Royalty Transaction Right of Offer. In the event that, at any time prior to payment in full of all Obligations in cash in immediately available funds (other than inchoate indemnity obligations in respect of which no claims has been asserted), Borrower or any of its Subsidiaries makes a determination to engage with third parties regarding potential entry into a Royalty Transaction, such Person shall notify Blackstone Representative and give Blackstone Representative and each Blackstone Entity an opportunity to bid on or make an offer with respect to such contemplated Royalty Transaction, and shall engage with Blackstone Representative or such Blackstone Entity in good faith with respect to any such bid or offer.

11.5 Amendments in Writing; Integration. (a) No amendment or modification of any provision of this Agreement or any other Loan Document (other than (i) the Agent Fee Letter, which may be amended in writing by Agent and the applicable Credit Party, (ii) the Lender Fee Letter, which may be amended in writing by the Blackstone Representative and the applicable Credit Party and (iii) any Control Agreement), or waiver, discharge or termination of any obligation hereunder or thereunder, no approval or consent hereunder or thereunder (including any consent to any departure by Borrower or any other Credit Party herefrom or therefrom), shall in any event be effective unless the same shall be in writing and signed by Borrower (on its own behalf and on behalf of each other Credit Party), the Required Lenders and Agent (acting at the direction of the Required Lenders); provided, however, that no such amendment, modification, waiver, discharge or termination contemplated in clauses (i) through (vi) shall, unless in writing and signed by all the Lenders expressly set forth therein, in addition to the Required Lenders, Agent (or by Agent acting at the direction of the Required Lenders) and Borrower, do any of the following:

(i) extend or increase the Commitments or Term Loans of any Lender without the written consent of such Lender (it being understood that a waiver of any condition precedent set forth in Section 3 or of any Default, Event of Default, mandatory prepayment or mandatory reduction of any Term Loan or Commitment shall not constitute an extension or increase of the Term Loan or Commitment of any Lender;

(ii) postpone any date scheduled for, or reduce the amount of, any payment of principal, interest, fees, premiums (including the Prepayment Premium), or other amounts payable hereunder or under any other Loan Documents, without the written consent of each Lender directly and adversely affected thereby, it being understood that the waiver of (or amendment to the terms of) any mandatory prepayment of any Term Loan shall not constitute a postponement of any date scheduled for the payment of principal or interest;

(iii) reduce or forgive the principal of, or the rate of interest specified herein on, any Term Loan, or any fees, premiums (including the Prepayment Premium) or other amounts payable hereunder or under any other Loan Document (or extend the timing of payments of such fees or other amounts) without the written consent of each Lender directly and adversely affected thereby; provided that, for the avoidance of doubt, only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of Borrower to pay interest at the Default Rate;

(iv) amend, modify or eliminate (w) this Section 11.5, (x) the definition of “Required Lenders”, “Required Initial Term Loan Lenders”, “Required Delayed Draw Term Loan Lender” or any other provision specifying the number of Lenders or portion of a Term Loan required to take any action under the Loan Documents, (y) any provision set forth in any Loan Document that alters the pro rata sharing provisions amongst the Lenders or (z) Section 8.3, in each case, without the written consent of each Lender;

(v) unless otherwise permitted under the Agreement, release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each applicable Lender; or

(vi) unless otherwise permitted under the Agreement, release all or substantially all of the Guarantors (or all or substantially all of the aggregate value of the Guarantees), without the written consent of each applicable Lender;

and provided, further, that no amendment, waiver or consent shall, unless in writing and signed by Agent in addition to the Lenders required above, affect the rights, obligations, immunities, indemnities or duties of, or any fees or other amounts payable to, Agent under this Agreement or any other Loan Document, or otherwise amend, modify or eliminate any provisions of Section 12.

(b) Notwithstanding anything to the contrary contained in this Section 11.5, if Agent, the Blackstone Representative and Borrower shall have jointly identified an obvious error (including an incorrect cross-reference) or any error or omission of a technical or immaterial nature, in each case, in any provision of this Agreement or any other Loan Document (including, for the avoidance of doubt, any exhibit, schedule or other attachment to any Loan Document), then Agent (at the direction of the Blackstone Representative) and Borrower or any other relevant Credit Party shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Loan Document.

(c) This Agreement and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations among the parties hereto about the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents.

(d) Only the Required Initial Term Loan Lenders shall be required to waive, amend, restate, supplement or modify any conditions precedent in Section 3 herein with respect to a Borrowing of Initial Term Loans. Only the Required Delayed Draw Term Loan Lenders shall be required to waive, amend, restate, supplement or modify any conditions precedent in Section 3 herein with respect to a Borrowing of Delayed Draw Term Loans.

11.6 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement.

11.7 Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations in respect of which no claim has been asserted and any other obligations which, by their terms, are to survive the termination of this Agreement) have been paid in full in cash in immediately available funds. The obligation of Borrower or any other the Credit Parties in Section 11.2 to indemnify Indemnified Persons shall survive until the statute of limitations with respect to such claim or cause of action shall have run.

11.8 Confidentiality.

(a) Any information regarding the Credit Parties and their Subsidiaries and their businesses provided to Agent or any Lender by or on behalf of any Credit Party pursuant to the Loan Documents shall be deemed “Confidential Information”; provided, however, that Confidential Information does not include information that is either: (i) in the public domain or in the possession of Agent, any Lender or any of their respective Affiliates or Approved Funds or when disclosed to Agent, a Lender or any of their respective Affiliates or Approved Funds, or becomes part of the public domain after disclosure to the Agent, a Lender or any of their respective Affiliates or Approved Funds, in each case, other than as a result of a breach by Agent, a Lender or any of their respective Affiliates or Approved Funds of the obligations under this Section 11.8; or (ii) disclosed to Agent, any Lender or any of their Affiliates or Approved Funds by a third party if Agent, any Lender or any of their Affiliates and Approved Funds do not know that the third party is prohibited from disclosing the information. Each of Agent and the Lenders shall not disclose any Confidential Information to a third party or use Confidential Information for any purpose other than the exercise of its rights and the performance of its duties or obligations under the Loan Documents. The foregoing in this Section 11.8 notwithstanding, each of Agent and the Lenders may disclose Confidential Information: (a) to its and its Affiliates’ and Approved Funds’ directors, officers, members, managers, partners, current and prospective leverage providers and financing sources and current and prospective limited partners or investors, employees and agents, including accountants, legal counsel and other advisors on a need to know basis (it being understood that the Persons to whom such disclosure is made shall be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to proposed assignees and/or participants and prospective lenders, transferees or purchasers of any interest in the Credit Extensions (including, for the avoidance of doubt, in connection with any proposed Lender Transfer); (c) as required by law, regulation, subpoena, or other order, provided, that (x) prior to any disclosure under this clause (c), Agent or Lender making such disclosure agrees to endeavor to provide Borrower with prior written notice thereof and with respect to any law, regulation, subpoena or other order, to the extent that Agent or such Lender is permitted to provide such prior notice to Borrower pursuant to the terms hereof, and (y) any disclosure under this clause (c) shall be limited solely to that portion of the Confidential Information required to be so disclosed (as reasonably determined by Agent or such Lender, as applicable) by such law, regulation, subpoena or other order; (d) to the extent requested by regulators having jurisdiction over Agent or any Lender or as otherwise required in connection with Agent’s or any Lender’s examination or audit by such regulators; (e) as Agent or any Lender considers reasonably necessary in exercising remedies under the Loan Documents; (f) to third-party service providers of Agent or any Lender; (g) with the consent of Borrower; (h) in connection with public filings required to be made by Agent or any Lender; (i) to any of Lender’s Related Parties or to any party to this Agreement, (j) to any rating agency in connection with rating Borrower or the facilities hereunder (including shadow ratings) and the CUSIP Service Bureau, Clearpar or Loanserv or any similar agency in connection with the issuance and monitoring of CUSIP numbers, Private Placement Numbers (PPNs) or any other similar numbers with respect to the Loans (it being understood and agreed that any Lender may apply for the issuance of one or more CUSIP numbers with respect to any of the Loans without the consent of Borrower or the other Credit Parties), and (k) pursuant to periodic regulatory filings, including to any self-regulatory body such as the National Association of Insurance Commissioners; provided, however, that the third parties to which Confidential Information is disclosed pursuant to clauses (a), (b), (f) and (j) are bound by obligations of confidentiality and non-use that are no less restrictive than those contained herein.

(b) The Blackstone Representative may place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as the Blackstone Representative may choose, and circulate similar promotional materials, after the final closing of the Credit Facilities in the form of a “tombstone” or otherwise describing the names of Borrower and its Subsidiaries (or any of them), and the amount, type and closing date of such Credit Facilities, all at the expense of the Blackstone Representative; provided that the Blackstone Representative hereby agrees not to include the name of any other Lender in such advertisements or other materials without the prior consent of such other Lender.

The provisions of this Section 11.8 shall survive for a period of two (2) years following the date on which this Agreement terminates in accordance with the terms hereof.

11.9 Release of Collateral or Guarantors.

(a) Upon the payment in full of all Obligations, in cash in immediately available funds (other than inchoate indemnity obligations in respect of which no claim has been asserted) and the termination of all Commitments, and subject to the reinstatement provisions set forth in Section 8.1 of the Security Agreement, (i) the Collateral shall be automatically released from the security interests and Liens created by the Collateral Documents in favor of Agent, for the benefit of itself and the Secured Parties, and (ii) each Guarantor shall be automatically released from its obligations to guaranty the Obligations pursuant to Section 8.2 of the Security Agreement.

(b) At the time any Collateral is sold or to be sold in a sale expressly permitted (other than a lease or license, and other than to a Person that is a Credit Party) hereunder and under the other Loan Documents, such Collateral shall be automatically released from the security interests and Liens created by the Collateral Documents in favor of Agent, for the benefit of itself and the Secured Parties.

(c) No Guarantor shall be released from its guaranty of any Obligation prior to the payment in full of all Obligations, in cash in immediately available funds (other than inchoate indemnity obligations in respect of which no claim has been asserted) and the termination of all Commitments unless all of the Equity Interests of such Guarantor owned by any Credit Party are sold or transferred (in a transaction or series of transactions) to a Person that is not a Credit Party in any sale or transaction expressly permitted hereunder and under the other Loan Documents (at which point such Guarantor shall be released from its guaranty of the Obligations).

11.10 Right of Set-Off. In addition to any rights now or hereafter granted under Requirements of Law and not by way of limitation of any such rights, upon the occurrence of an Event of Default and at any time thereafter during the continuance of any Event of Default, Agent is hereby authorized by each Credit Party at any time or from time to time, without prior notice to any Credit Party, any such notice being hereby expressly waived by Borrower (on its own behalf and on behalf of each other Credit Party), to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts) and any other Indebtedness at any time held or owing by Agent or any Lender to or for the credit or the account of any Credit Party against and on account of the obligations and liabilities of any Credit Party to Agent or any Lender hereunder and under the other Loan Documents, including all claims of any nature or description arising out of or connected hereto or with any other Loan Document, irrespective of whether or not (a) Agent or any Lender shall have made any demand hereunder or (b) the principal of or the interest on any Term Loan or any other amounts due hereunder shall have become due and payable pursuant to Section 2 and although such obligations and liabilities, or any of them, may be contingent or unmatured. Agent agrees promptly to notify Borrower after any such set off and application made by Agent; provided that the failure to give such notice shall not affect the validity of such set off and application.

11.11 Marshalling; Payments Set Aside. Neither Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Credit Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any Credit Party makes a payment or payments to Agent or any Lender, or Agent or any Lender enforces any Liens or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred. Each Lender severally agrees to pay to Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect, and Agent’s Liens securing such obligation shall be effective, revived, and remain in full force and effect, in each case, as fully as if such recovered payment had not been made. The provisions of this Section 11.11 shall survive the payment in full of the Obligations and the termination of this Agreement.

11.12 Electronic Execution of Documents. Any signature to Agreement or any other Loan Document may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. The words “execution,” “signed,” “signature” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any Requirements of Law, including any state law based on the Uniform Electronic Transactions Act.

11.13 Captions. Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

11.14 Construction of Agreement. The parties hereto mutually acknowledge that they and their respective attorneys have participated in the preparation and negotiation of this Agreement. In cases of uncertainty, this Agreement shall be construed without regard to which of the parties hereto caused the uncertainty to exist.

11.15 Third Parties. Nothing in this Agreement, whether express or implied, is intended to: (a) except as expressly provided in Section 11.2(a), confer any benefits, rights or remedies under or by reason of this Agreement on any Persons other than the express parties to it and their respective successors and permitted assigns; (b) relieve or discharge the obligation or liability of any Person not an express party to this Agreement; or (c) give any Person not an express party to this Agreement any right of subrogation or action against any party to this Agreement.

11.16 No Advisory or Fiduciary Duty. Agent, the Lead Arranger, and each Lender may have economic interests that conflict with those of the Credit Parties. Each Credit Party agrees that nothing in the Loan Documents or otherwise shall be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between Agent, the Lead Arranger, and the Lenders, on the one hand, and such Credit Party, its Subsidiaries, and any of their respective stockholders or affiliates, on the other hand. Each Credit Party acknowledges and agrees that (i) the transactions contemplated by the Loan Documents are arm’s-length commercial transactions between Agent, the Lead Arranger, and the Lenders, on the one hand, and such Credit Party, its Subsidiaries and their respective affiliates, on the other hand, (ii) in connection therewith and with the process leading to such transaction, each of Agent, the Lead Arranger, and the Lenders are acting solely as a principal and not the advisor, agent or fiduciary of such Credit Party, its Subsidiaries or their respective affiliates, management, stockholders, creditors or any other Person,

(iii) neither Agent, the Lead Arranger, nor any Lender has assumed an advisory or fiduciary responsibility in favor of any Credit Party, its Subsidiaries or their respective affiliates with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether Agent, any Lender or any of their respective affiliates has advised or is currently advising such Credit Party, its Subsidiaries or their respective affiliates on other matters) or any other obligation to such Credit Party, its Subsidiaries or their respective affiliates except the obligations expressly set forth in the Loan Documents and (iv) each Credit Party, its Subsidiaries and their respective affiliates have consulted their own legal and financial advisors to the extent each deemed appropriate. Each Credit Party further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Credit Party agrees that it shall not claim that Agent, the Lead Arranger, or any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Credit Party, its Subsidiaries or their respective affiliates in connection with such transaction or the process leading thereto.

11.17 Contractual recognition of Bail-In. Notwithstanding any other term of any Loan Document or any other agreement, arrangement or understanding between the parties, each party acknowledges and accepts that any liability of any party to any other party under or in connection with the Loan Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of any Loan Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

11.18 Currency Equivalents Generally.

(a) For purposes of determining compliance with the provisions of this Agreement generally, any amount in a currency other than Dollars shall be converted to Dollars in a manner consistent with that used in calculating net income in Borrower’s annual financial statements delivered pursuant to Section 5.2(a) at the time of determination; provided that no Default or Event of Default shall be deemed to have occurred thereafter solely as a result of such changes in rates of exchange thereafter.

(b) Each provision of this Agreement shall be subject to such reasonable changes of construction as the Blackstone Representative may from time to time specify with Borrower’s consent to appropriately reflect a change in currency of any country and any relevant market convention or practice relating to such change in currency.

11.19 Reinstatement. Each Credit Party agrees that, if any payment made by any Credit Party or other Person and applied to the Obligations is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any Collateral are required to be returned by any Secured Party to such Credit Party, its estate, trustee, receiver or any other party, including any Credit Party, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, any Lien or other Collateral securing such liability shall be and remain in full force and effect, as fully as if such payment had never been made. If, prior to any of the foregoing, (a) any Lien or other Collateral granted pursuant to the Collateral Documents securing such Credit Party’s liability hereunder shall have been released or terminated by virtue of the foregoing or (b) any provision of the Guaranty hereunder shall have been terminated, cancelled or surrendered, such Lien, other Collateral or provision shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of such Credit Party in respect of any Lien or other Collateral securing such obligation or the amount of such payment.

11.20 Restricted Licenses.

Each Credit Party hereby agrees that, following the Closing Date, it shall not enter into, and shall not permit its Subsidiaries to enter into, as licensor any license agreement with any other Credit Party or a Subsidiary of a Credit Party as licensee, which prohibits or otherwise restricts the licensee from granting a security interest to Agent in such licensee’s interest in such license agreement in a manner enforceable under Requirements of Law, except to the extent the licensor of such license is otherwise prohibited from permitting such security interest.

12.	AGENT

12.1 Appointment and Authority.

(a) Each of the Lenders hereby irrevocably appoints Wilmington Trust, National Association to act on its behalf as Agent hereunder and under the other Loan Documents and authorizes Agent, through its agents or employees, to take such actions on its behalf and to exercise such powers as are delegated to Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Section 12 (other than Section 12.6 (solely with respect to the consent rights of Borrower set forth therein) and Section 12.10 (solely with respect to the requirement for execution, filing and other actions with respect to the Collateral Documents and other collateral documentation set forth therein)) are solely for the benefit of Agent and the Lenders, and no Credit Party shall have rights as a third party beneficiary of any of such provisions.

(b) Agent shall also act as the secured party and “collateral agent” under the Loan Documents, and each of the Lenders hereby irrevocably appoints and authorizes Agent to act as the agent of such Lender for purposes of acquiring, administering, holding and enforcing any and all Liens on Collateral granted by any of the Credit Parties to secure any of the Obligations for itself and the Lenders, together with such powers and discretion as are reasonably incidental thereto. In this connection, Agent, as secured party and “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by Agent pursuant to Section 12.5 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of Agent, shall be entitled to the benefits of all provisions of Section 2.4, Section 11 (including Section 11.2), and this Section 12, as though such co-agents, sub-agents and attorneys-in-fact were the secured party and “collateral agent” under the Loan Documents as if set forth in full herein with respect thereto. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize Agent, including in its capacity as collateral agent for itself and the Lenders to (i) execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto (including any intercreditor agreement), as contemplated by and in accordance with the provisions of this Agreement and the Collateral Documents and acknowledge and agree that any such action by Agent, including in its capacity as collateral agent for itself and the Lenders shall bind the Lenders and (ii) negotiate, enforce or settle any claim, action or proceeding affecting the Lenders in their capacity as such, at the direction of the Required Lenders, which negotiation, enforcement or settlement shall be binding upon each Lender.

(c) Any corporation or association into which Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which Agent is a party, shall be and become the successor Agent under this Agreement and the other Loan Documents and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

12.2 Arranger Has No Liability. It is understood and agreed that the Lead Arranger (and its respective Affiliates), in its capacity as such, shall not have any duties, responsibilities or liabilities under or in respect of this Agreement whatsoever.

12.3 Exculpatory Provisions. Neither Agent nor any Agent-Related Person shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. The permissive rights of Agent and each Agent-Related Person to do things enumerated in this Agreement shall not be construed as a duty and, with respect to such permissive rights, Agent and each Agent-Related Person shall not be liable for any action taken or not taken other than its gross negligence or willful misconduct as determined by a final, non-appealable judgment of a court of competent jurisdiction. Without limiting the generality of the foregoing, Agent and each Agent-Related Person:

(a) shall not be subject to any fiduciary or other implied duties or obligations, regardless of whether a Default has occurred and is continuing and without limiting the generality of the foregoing, the use of the term “agent” herein and in other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) duties or obligations arising under any agency doctrine of any applicable law and instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Agent is required to exercise as directed in writing by the Blackstone Representative or the Required Lenders, Lenders, Required Initial Term Loan Lenders or Required Delayed Draw Term Loan Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), and in all cases Agent shall be fully justified in failing or refusing to act hereunder or under any other Loan Documents, unless it shall receive written instructions from the Blackstone Representative or the Required Lenders, Lenders, Required Initial Term Loan Lenders or Required Delayed Draw Term Loan Lenders, as applicable (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), specifying the action to be taken; provided that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt refraining from any action that, in its opinion or the opinion of its counsel, may be a violation of automatic stay under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, reorganization, receivership, conservatorship, liquidation, assignment for the benefit of creditors, moratorium, rearrangement, or similar law, or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any federal, state or foreign bankruptcy, insolvency, reorganization, receivership, conservatorship, liquidation, assignment for the benefit of creditors, moratorium, rearrangement, or similar law; the instructions as aforesaid and any action taken or failure to act pursuant thereto by Agent shall be binding on all of the Lenders;

(c) shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder;

(d) shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Blackstone Representative or the Required Lenders, Lenders, Required Initial Term Loan Lenders or Required Delayed Draw Term Loan Lenders (or such other number or percentage of the Lenders as shall be necessary, or as Agent shall believe in good faith shall be necessary, under the circumstances as provided herein or any other applicable Loan Document), (ii) in the absence of its own gross negligence or willful misconduct as determined by the final and non-appealable judgment of a court of competent jurisdiction (iii) in good faith or (iv) in accordance with an order of a court, or any order, judgment or decree made or entered by any court order;

(e) shall be deemed not to have knowledge of any Default unless and until written notice stating it is “notice of default” and referring to this Agreement and describing such Default is given to Agent by Borrower or a Lender;

(f) shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, opinion, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance, nonperformance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, (vi) the calculation of the Prepayment Premium, or (vii) the satisfaction of any condition set forth in Section 3 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Agent;

(g) shall not be responsible for nor have any duty to monitor the performance or any action of the Credit Parties, Lenders, or any of their directors, members, officers, agents, affiliates or employee, nor shall it have any liability in connection with the malfeasance or nonfeasance by such party; provided, that Agent and the Agent-Related Person may assume performance by all such Persons of their respective obligations and shall have no enforcement or notification obligations relating to breaches of representations or warranties of any other Person;

(h) shall not be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than the Loan Documents to which it is a party, whether or not an original or a copy of such agreement has been provided to Agent or any Agent-Related Person;

(i) shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, any act or provision of any present or future law or regulation or Governmental Authority; acts of God; earthquakes; fires; floods; wars; terrorism; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility;

(j) shall not be responsible for the negligence or misconduct of any sub-agent that it selects as provided in Section 12.5 absent gross negligence or willful misconduct by Agent (as determined in a final non-appealable judgment by a court of competent jurisdictions) in the selection of such sub-agents;

(k) shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Competitors. Without limiting the generality of the foregoing, Agent shall not (i) be obligated to ascertain, monitor or inquire as to whether any Lender or participant or prospective Lender or participant is a Competitor or (ii) have any liability with respect to or arising out of any assignment or participation of loans, or disclosure of confidential information, to any Competitors; and

(l) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for failure to disclose, any information relating to Borrower or any of its Affiliates that is communicated to or obtained by any Person serving as Agent or any of its branches or Affiliates in any capacity.

Agent shall be entitled to request and receive written instructions from the Blackstone Representative or the Required Lenders, Lenders, Required Initial Term Loan Lenders or Required Delayed Draw Term Loan Lenders (or such other number or percentage of Lenders as shall be expressly provided herein or in the other Loan Documents), and shall have no responsibility or liability for any losses or damages of any nature that may arise from any action taken or not taken by Agent in accordance with the written direction of the Blackstone Representative or the Required Lenders, Lenders, Required Initial Term Loan Lenders or Required Delayed Draw Term Loan Lenders (or such other number or percentage of Lenders as shall be expressly provided herein or in the other Loan Documents) and, if it so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

Each Lender acknowledges and agrees that neither such Lender, nor any of its Affiliates or Approved Funds, participants or assignees, may rely on Agent to carry out such Lender’s, Affiliate’s, Approved Funds’ participant’s or assignee’s customer identification program, or other obligations required or imposed under or pursuant to any Anti-Terrorism Law, including any programs involving any of the following items relating to or in connection with the Credit Parties or their respective Subsidiaries, any of their respective Affiliates, Approved Funds or agents, the Loan Documents or the transactions hereunder: (i) any identity verification procedures, (ii) any record keeping, (iii) any comparisons with government lists, (iv) any customer notices or (v) any other procedures required under any Anti-Terrorism Law. No Agent-Related Person shall have any liability to any Lender or any of their respective Affiliates or Approved Funds if any request for a Term Loan or other extension of credit was not authorized by Borrower.

Agent shall have no obligation to give, execute deliver, file, record, authorize or obtain any financing statements, notices, instruments, documents, agreements, consents or other papers as shall be necessary to (i) create, preserve, perfect or validate the security interest granted to Agent pursuant to the Loan Documents or (ii) enable Agent to exercise and enforce its rights under the Loan Documents with respect to such pledge and security interest. In addition, Agent shall have no responsibility or liability (i) in connection with the acts or omissions of the Credit Parties in respect of the foregoing or (ii) for or with respect to the legality, validity and enforceability of any security interest created in the Collateral or the perfection and priority of such security interest. Each party to this Agreement acknowledges and agrees that the Blackstone Representative may from time to time use one or more outside service providers for the tracking of all UCC-1 financing statements (or other collateral related filings and registrations from time to time) required to be filed or recorded pursuant to the Collateral Documents and the notification to the Blackstone Representative, of, among other things, the upcoming lapse or expiration thereof, and that each of such service providers shall be deemed to be acting at the request and on behalf of Borrower and the other Credit Parties. Agent shall not be liable for any action taken or not taken by any such service provider. Neither Agent nor any of its officers, partners, directors, employees or agents shall be liable to the Lenders for any action taken or omitted by Agent under or in connection with any of the Loan Documents.

12.4 Reliance by Agent. Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, opinion, request, certificate, consent, statement, instrument, order, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Term Loan that by its terms must be fulfilled to the satisfaction of a Lender, Agent may presume that such condition is satisfactory to such Lender unless Agent shall have received notice to the contrary from such Lender prior to the making of such Term Loan. Agent may consult with legal counsel (who may be counsel for Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

12.5 Delegation of Duties. Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by Agent. Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Section 12 shall apply to any such sub-agent and to the Related Parties of Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

12.6 Resignation of Agent. Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Blackstone Representative shall appoint a successor. If no such successor shall have been so appointed by the Blackstone Representative and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation (or such earlier day as shall be agreed by the Blackstone Representative) (the “Resignation Effective Date”), then the retiring Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Agent; provided that in no event shall any such successor Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

The Required Lenders may remove Agent as agent upon ten (10) days prior notice in writing to the Borrower and Agent. Upon such removal, the Blackstone Representative shall appoint a successor. If no such successor shall have been so appointed by the Blackstone Representative and shall have accepted such appointment within ten (10) days (or such earlier day as shall be agreed by the Blackstone Representative) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by Agent on behalf of the Lenders under any of the Loan Documents, the retired or removed Agent shall continue to hold such security until such time as a successor Agent is appointed) and (ii) except for any indemnity and expense reimbursement payments owed to the retiring or removed Agent, all payments, communications and determinations provided to be made by, to or through Agent shall instead be made by or to each Lender directly, until such time, if any, as the Blackstone Representative appoints a successor Agent as provided for above. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Agent (other than any rights to indemnity or expense reimbursement payments owed to the retiring or removed Agent). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Section 12, Section 2.4 and Section 11.2 shall continue in effect for the benefit of such retiring or removed Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as Agent.

12.7 Non-Reliance on Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon Agent or any other Lender or any of their Related Parties, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender further represents and warrants that it has reviewed each document made available to it in connection with this Agreement and has acknowledged and accepted the terms and conditions applicable to the recipients thereof. Each Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility and certain other facilities set forth herein and (ii) it is engaged in making, acquiring or holding commercial loans or providing other similar facilities in the ordinary course and is entering into this Agreement as a Lender for the purpose of making, acquiring or holding commercial loans and providing other facilities set forth herein as may be applicable to such Lender, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument, and each Lender agrees not to assert a claim in contravention of the foregoing. Each Lender represents and warrants that it is sophisticated with respect to decisions to make, acquire or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities.

12.8 No Other Duties, Etc.. Anything herein to the contrary notwithstanding, Agent shall have no powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as Agent or a Lender hereunder.

12.9 Agent May File Proofs of Claim. In case of the pendency of any proceeding under any federal, state or foreign bankruptcy, insolvency, reorganization, receivership, conservatorship, liquidation, assignment for the benefit of creditors, moratorium, rearrangement, or similar law or any other judicial proceeding relative to any Credit Party, Agent (irrespective of whether the principal of any Term Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Agent shall have made any demand on Borrower) shall be entitled and empowered (if directed by the Required Lenders), by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Term Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and Agent and their respective agents and counsel and all other amounts due the Lenders and Agent under Sections 2.4 and 11.2) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Agent and, if Agent shall consent to the making of such payments directly to the Lenders, to pay to Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Agent and its agents and counsel, and any other amounts due Agent under Sections 2.4 and 11.2.

Nothing contained herein shall be deemed to authorize Agent to authorize or consent to or accept or adopt on behalf of any Lender any reorganization plan, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize Agent to vote in respect of the claim of any Lender or in any such proceeding.

12.10 Collateral and Guaranty Matters. The Lenders irrevocably authorize Agent:

(a) to enter into and sign for and on behalf of the Lenders as Secured Parties the Collateral Documents for the benefit of the Lenders and the other Secured Parties;

(b) to automatically release any Lien on any property granted to or held by Agent under any Loan Document (i) upon termination of the Commitments and payment in full of all Obligations, in cash in immediately available funds, (ii) at the time the property subject to such Lien is disposed or to be disposed as part of or in connection with any disposition or sale permitted (other than a lease and other than to a Person that is a Credit Party) hereunder or under any other Loan Document, (iii) subject to Section 11.5, if the release of such Lien is approved, authorized or ratified in writing by the applicable Lenders required pursuant to Section 11.5, or (iv) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under the Security Agreement, to the extent permitted hereunder; and

(c) to release or subordinate any Lien on any property granted to or held by Agent under any Loan Document to the holder of any Lien on such property that is securing Indebtedness of the type contemplated by clause (d) of the definition of “Permitted Indebtedness” to the extent required by the holder of, or pursuant to the terms of any agreement governing, the obligations secured by such Liens.

Upon request by Agent at any time, the Required Lenders shall confirm in writing Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Security Agreement pursuant to this Section 12.10. In each case as specified in this Section 12.10, Agent shall at the direction of the Blackstone Representative (and each Lender irrevocably authorizes Agent to), at Borrower’s expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to evidence the release of such Guarantor from its obligations under the Security Agreement, in each case in accordance with the terms of the Loan Documents and this Section 12.10; provided that if requested by Agent, Borrower shall deliver to Agent a certificate executed by a Responsible Officer of the Borrower certifying that the transaction giving rise to such release or subordination, as applicable, is permitted by the Loan Documents (and Agent may, at the direction of the Blackstone Representative, rely on such certificate in performing its obligations under this sentence).

Agent shall have no obligation whatsoever to any of the Lenders or other Secured Parties (i) to verify or assure that the Collateral exists or is owned by a Credit Party or any of its Subsidiaries or is cared for, protected, or insured or has been encumbered, (ii) to verify or assure that Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, (iii) to verify or assure that any particular items of Collateral meet the eligibility criteria applicable in respect thereof, (iv) to impose, maintain, increase, reduce, implement, or eliminate any particular reserve hereunder or to determine whether the amount of any reserve is appropriate or not, or (v) to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and conditions contained herein, Agent may act in any manner.

The Credit Parties and the Lenders hereby irrevocably authorize Agent, based upon the instruction of the Required Lenders, to (a) consent to the sale of, credit bid, or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code, (b) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale or other disposition thereof conducted under the provisions of the UCC, including pursuant to Sections 9-610 or 9-620 of the UCC, or (c) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any other sale or foreclosure conducted or consented to by Agent (at the direction of the Required Lenders) in accordance with applicable law in any judicial action or proceeding or by the exercise of any legal or equitable remedy. In connection with any such credit bid or purchase, (i) the Obligations owed to the Lenders and the other Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims being estimated for such purpose if the fixing or liquidation thereof would not impair or unduly delay the ability of Agent to credit bid or purchase at such sale or other disposition of the Collateral and, if such contingent or unliquidated claims cannot be estimated without impairing or unduly delaying the ability of Agent to credit bid at such sale or other disposition, then such claims shall be disregarded, not credit bid, and not entitled to any interest in the Collateral that is the subject of such credit bid or purchase) and the Lenders and the other Secured Parties whose Obligations are credit bid shall be entitled to receive interests (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) in the Collateral that is the subject of such credit bid or purchase (or in the Equity Interests of any of the entities that are used to consummate such credit bid or purchase), and (ii) Agent, based upon the instruction of the Required Lenders, may accept non-cash consideration, including debt and equity securities issued by any entities used to consummate such credit bid or purchase and in connection therewith Agent may reduce the Obligations owed to the Lenders and the other Secured Parties (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) based upon the value of such non-cash consideration.

12.11 Indemnification by Lenders. To the extent required by any applicable Laws, Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 2.6, to the extent not otherwise indemnified by the Credit Parties pursuant to the terms of this Agreement, each Lender shall severally indemnify and hold harmless Agent against, and shall make payable in respect thereof within ten (10) days after demand therefor, (i) any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Agent) incurred by or asserted against Agent by the IRS or any other Governmental Authority as a result of the failure of Agent to properly withhold Tax from amounts paid to or for the account of such Lender for any reason (including because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective), (ii) any Indemnified Taxes attributable to such Lender (but only to the extent that Borrower has not already indemnified Agent for such Indemnified Taxes and without limiting the obligation of Borrower to do so), (iii) any Taxes attributable to such Lender’s failure to comply with the provision of Section 11.1 relating to the maintenance of a Participant Register and (iv) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document or otherwise payable by Agent to such Lender from any other source against any amount due Agent under this Section 12.11.

12.12 Patriot Act. Each Lender or assignee or participant of a Lender that is not organized under the laws of the United States or a state thereof (and is not excepted from the certification requirement contained in Section 313 of the Patriot Act and the applicable regulations because it is both (a) an affiliate of a depository institution or foreign bank that maintains a physical presence in the United States or foreign country, and (b) subject to supervision by a banking authority regulating such affiliated depository institution or foreign bank) shall deliver to Agent the certification, or, if applicable, recertification, certifying that such Lender is not a “shell” and certifying to other matters as required by Section 313 of the Patriot Act and the applicable regulations: (i) within ten (10) days after the Closing Date, and (ii) at such other times as are required under the Patriot Act.

12.13 Costs and Expenses; Indemnification. Agent may incur and pay Lender and Agent Expenses in connection with the performance and fulfillment of Agent’s functions, powers, and obligations pursuant to the Loan Documents, including court costs, attorney’s fees and expenses and, to the extent Agent, in consultation with the Blackstone Representative, reasonably deems necessary or appropriate for the performance and fulfillment of Agent’s functions, powers, and obligations pursuant to the Loan Documents, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not Borrower is obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise. Agent is authorized and directed to deduct and retain sufficient amounts from payments or proceeds of the Collateral received by Agent to reimburse

Agent for such out-of-pocket costs and expenses prior to the distribution of any amounts to Lenders. In the event Agent is not reimbursed for such costs and expenses by the Credit Parties and their Subsidiaries, each Lender hereby agrees that it is and shall be obligated to pay to Agent such Lender’s pro rata share (determined as of the time that the applicable payment is sought (or if such payment is sought after the date on which the Loans have been paid in full and the Commitments have been terminated, determined as of the day immediately prior to the date on which the Loans were paid in full and the Commitments were terminated)) thereof. Each of the Lenders, in accordance with their respective pro rata shares (determined as of the time that the applicable payment is sought (or if such indemnity payment is sought after the date on which the Loans have been paid in full and the Commitments have been terminated, determined as of the day immediately prior to the date on which the Loans were paid in full and the Commitments were terminated)), shall indemnify and defend the Agent-Related Persons (to the extent not reimbursed by or on behalf of Borrower and without limiting the obligation of Borrower to do so) from and against any and all Indemnified Liabilities; provided that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct as determined by a final, non-appealable judgment of a court of competent jurisdiction; provided, further that no action taken in accordance with the directions of the Blackstone Representative or the Required Lenders, Lenders, Required Initial Term Loan Lenders, or Required Delayed Draw Term Loan Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 12.13). Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender’s pro rata share (determined as of the time that the applicable payment is sought (or if such payment is sought after the date on which the Loans have been paid in full and the Commitments have been terminated, determined as of the day immediately prior to the date on which the Loans were paid in full and the Commitments were terminated)) of any costs or out of pocket expenses (including attorneys, accountants, advisors, and consultants’ fees and expenses) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement or any other Loan Document to the extent that Agent is not reimbursed for such expenses by or on behalf of Borrower. For purposes hereof, “pro rata share” shall mean with respect to any Lender at any time, the percentage obtained by dividing (x) the sum of the aggregate outstanding principal amount of the Loans of such Lender at such time and its unused Commitments at such time by (y) the sum of the aggregate outstanding principal amount of the Loans of all Lenders at such time and the aggregate unused Commitments of all Lenders at such time. The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

12.14 Survival. This Section 12 shall survive the termination of this Agreement, the repayment, satisfaction or discharge of all Obligations and the resignation or replacement of Agent.

12.15 Erroneous Payments.

(a) If Agent (x) notifies a Lender or any Person who has received funds on behalf of a Lender, (any such Lender or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that Agent has determined in its reasonable discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from Agent) received by such Payment Recipient from Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof) (provided, that, without limiting any other rights or remedies (whether at law or in equity), Agent may not make any such demand under this clause (a) with respect to an Erroneous Payment unless such demand is made within twenty (20) Business Days of the date of receipt of such Erroneous Payment by the applicable Payment Recipient), such Erroneous Payment shall at all times remain the property of Agent pending its return or repayment as contemplated below in this Section 12.15 and shall be segregated by the Payment Recipient and held in trust for the benefit of Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than five (5) Business Days thereafter (or such later date as Agent may, in its reasonable discretion, specify in writing), return to Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by Agent, in its sole discretion) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b) Without limiting the immediately preceding clause (a), each Lender or any Person who has received funds on behalf of a Lender (and each of their respective successors and assigns), hereby further agrees that if it (or a Payment Recipient on its behalf) receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates), or (z) that such Lender, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i) such Lender acknowledges and agrees that (A) in the case of the immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from Agent to the contrary) or (B) an error and mistake has been made (in the case of the immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii) such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of the date of its knowledge of the occurrence of such error) notify Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying Agent pursuant to this Section 12.15(b). For the avoidance of doubt, the failure to deliver a notice to Agent pursuant to this Section 12.15(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 10.15(a) or on whether or not an Erroneous Payment has been made.

(c) Each Lender hereby authorizes Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by Agent to such Lender or Secured Party from any source, against any amount due to Agent under the immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by Agent for any reason, after demand therefor by Agent in accordance with the immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), irrespective of whether Agent may be equitably subrogated, Agent shall be contractually subrogated to all of the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender as the case may be) under the Loan Documents with respect to such Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”). Notwithstanding anything to the contrary contained herein, and for the avoidance of doubt, in no event shall the occurrence of an Erroneous Payment (or any Erroneous Payment Subrogation Rights or other rights of Agent in respect of an Erroneous Payment) result in Agent becoming, or being deemed to be, a Lender hereunder or the holder of any Term Loans hereunder.

(e) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Credit Party, except, in each case, to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Agent from the Borrower or any other Credit Party for the purpose of making such Erroneous Payment.

(f) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g) Each party’s obligations, agreements and waivers under this Section 12.15 shall survive the resignation or replacement of Agent, any transfer of rights or obligations by, or the replacement of, a Lender and the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

12.16 Enforcement. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Credit Parties shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, Agent in accordance with Section 8.1 for the benefit of all the Lenders; provided that the foregoing shall not prohibit (i) Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Loan Documents, (ii) [reserved], (iii) any Lender from exercising setoff rights in accordance with Section 11.10 or (iv) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to the Credit Parties under any debtor relief law; provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (x) the Required Lenders shall have the rights otherwise provided to Agent pursuant to Section 8.1 and (y) in addition to the matters set forth in clauses (ii), (iii) and (iv) of the preceding proviso, any Lender may, with the consent of the Required Lenders, enforce any rights or remedies available to it and as authorized by the Required Lenders.

13.	GUARANTY

13.1 Guaranty. To induce the Lenders to make one or more Term Loans to Borrower from time to time, each Guarantor, jointly and severally with each other Guarantor, absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment when due, whether at stated maturity or earlier, by reason of acceleration, mandatory prepayment or otherwise in accordance with any Loan Document, of all the Obligations of Borrower existing on the date hereof or hereinafter incurred or created (the “Guaranteed Obligations”). This Guaranty by each Guarantor hereunder constitutes a guaranty of payment and not of collection. Each Guarantor hereby acknowledges and agrees that the Guaranteed Obligations, at any time and from time to time, may exceed the Maximum Guaranteed Amount of such Guarantor and may exceed the aggregate of the Maximum Guaranteed Amounts of all Guarantors, in each case without discharging, limiting or otherwise affecting the obligations of any Guarantor hereunder or the rights, powers and remedies of any Secured Party hereunder or under any other Loan Document.

13.2 Limitation of Guaranty. Any term or provision of this Guaranty or any other Loan Document to the contrary notwithstanding, the maximum aggregate amount for which any Guarantor shall be liable hereunder (the “Maximum Guaranteed Amount”) shall not exceed the maximum amount for which such Guarantor can be liable without rendering this Guaranty or any other Loan Document, as it relates to such Guarantor, subject to avoidance under applicable Requirements of Law relating to fraudulent conveyance or fraudulent transfer (including the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act and Section 548 of title 11 of the United States Code or any applicable provisions of comparable Requirements of Law) (collectively, “Fraudulent Transfer Laws”). Any analysis of the provisions of this Guaranty for purposes of Fraudulent Transfer Laws shall take into account the right of contribution established in Section 13.7 and, for purposes of such analysis, give effect to any discharge of intercompany debt as a result of any payment made under the Guaranty.

13.3 Authorization; Other Agreements. Agent on behalf of itself and the other Secured Parties is hereby authorized, without notice, to or demand upon any Guarantor and without discharging or otherwise affecting the obligations of any Guarantor hereunder and without incurring any liability hereunder, from time to time, to do each of the following but subject in all cases to the terms and conditions of the other Loan Documents:

(a) subject to compliance with Section 11.5, (i) modify, amend, supplement or otherwise change, (ii) accelerate or otherwise change the time of payment or (iii) waive or otherwise consent to noncompliance with, any Guaranteed Obligation or any Loan Document;

(b) apply to the Guaranteed Obligations any sums by whomever paid or however realized to any Guaranteed Obligation in such order as provided in the Loan Documents;

(c) refund at any time any payment received by any Secured Party in respect of any Guaranteed Obligation;

(d) (i) sell, exchange, enforce, waive, substitute, liquidate, terminate, release, abandon, fail to perfect, subordinate, accept, substitute, surrender, exchange, affect, impair or otherwise alter or release any Collateral for any Guaranteed Obligation or any other guaranty therefor in any manner, (ii) receive, take and hold additional Collateral to secure any Guaranteed Obligation, (iii) add, release or substitute any one or more other Guarantors, makers or endorsers of any Guaranteed Obligation or any part thereof and (iv) otherwise deal in any manner with Borrower or any other Guarantor, maker or endorser of any Guaranteed Obligation or any part thereof; and

(e) settle, release, compromise, collect or otherwise liquidate the Guaranteed Obligations.

13.4 Guaranty Absolute and Unconditional. Each Guarantor hereby waives and agrees not to assert any defense (other than the indefeasible payment in full, in cash in immediately available funds, of the Guaranteed Obligations as specified in clause (f) below), whether arising in connection with or in respect of any of the following clauses (a) through (f) or otherwise, and hereby agrees that its obligations under this Guaranty are irrevocable, absolute and unconditional and shall not be discharged as a result of or otherwise affected by any of the following clauses (a) through (f) (which may not be pleaded and evidence of which may not be introduced in any proceeding with respect to this Guaranty, in each case except as otherwise agreed in writing by the Blackstone Representative):

(a) the invalidity or unenforceability of any obligation of Borrower or any other Guarantor under any Loan Document or any other agreement or instrument relating thereto (including any amendment, consent or waiver thereto), or any security for, or other guaranty of, any Guaranteed Obligation or any part thereof, or the lack of perfection or continuing perfection or failure of priority of any security for the Guaranteed Obligations or any part thereof;

(b) the absence of (i) any attempt to collect any Guaranteed Obligation or any part thereof from Borrower or any other Guarantor or other action to enforce the same or (ii) any action to enforce any Loan Document or any Lien thereunder;

(c) the failure by any Person to take any steps to perfect and maintain any Lien on, or to preserve any rights with respect to, any Collateral;

(d) any workout, insolvency, bankruptcy proceeding, reorganization, arrangement, liquidation or dissolution by or against Borrower, any other Guarantor or any of Borrower’s other Subsidiaries or any procedure, agreement, order, stipulation, election, action or omission thereunder, including any discharge or disallowance of, or bar or stay against collecting, any Guaranteed Obligation (or any interest thereon) in or as a result of any such proceeding;

(e) any foreclosure, whether or not through judicial sale, and any other sale or other disposition of any Collateral or any election following the occurrence of an Event of Default and during the continuance thereof by Agent on behalf of itself and any other Secured Party to proceed separately against any Collateral in accordance with Agent’s and any other Secured Party’s rights under any applicable Requirements of Law; or

(f) any other defense, setoff, counterclaim or any other circumstance that might otherwise constitute a legal or equitable discharge of Borrower, any Guarantor or any other Subsidiary of Borrower, in each case other than the indefeasible payment in full in cash in immediately available funds of the Guaranteed Obligations (other than inchoate indemnity obligations).

13.5 Waivers. To the fullest extent permitted by Requirements of Law, each Guarantor hereby unconditionally and irrevocably waives and agrees not to assert any claim, defense, setoff or counterclaim based on diligence, promptness, presentment, requirements for any demand or notice hereunder, including any of the following: (a) any demand for payment or performance and protest and notice of protest; (b) any notice of acceptance; (c) any presentment, demand, protest or further notice or other requirements of any kind with respect to any Guaranteed Obligation (including any accrued but unpaid interest thereon) becoming immediately due and payable; and (d) any other notice in respect of any Guaranteed Obligation or any part thereof, and any defense arising by reason of any disability or other defense of Borrower or any Guarantor. Until the indefeasible payment in full, in cash in immediately available funds, of the Guaranteed Obligations (other than inchoate indemnity obligations), each Guarantor further unconditionally and irrevocably agrees not to (x) enforce or otherwise exercise any right of subrogation or any right of reimbursement or contribution or similar right against Borrower or any Guarantor by reason of any Loan Document or any payment made thereunder, or (y) assert any claim, defense, setoff or counterclaim it may have against any other Credit Party or set off any of its obligations to such other Credit Party against obligations of such Credit Party to such Guarantor; provided, that such claims, rights and remedies shall remain waived and released at any time Agent or any of the other Secured Parties (with or through their designees) have acquired all or any portion of the Collateral by credit bid, strict foreclosure or through any other exercise of remedies available to Agent or the other Secured Parties pursuant to this Agreement or the other Loan Documents. No obligation of any Guarantor hereunder shall be discharged other than by complete performance. Each Guarantor further waives any right such Guarantor may have under any applicable Requirements of Law to require any Secured Party to seek recourse first against Borrower or any other Person, or to realize upon any Collateral for any of the Obligations, as a condition precedent to enforcing such Guarantor’s liability and obligations under this Guaranty.

13.6 Reliance. Each Guarantor hereby assumes responsibility for keeping itself informed of the financial condition of Borrower, each Guarantor and any other guarantor, maker or endorser of any Guaranteed Obligation or any part thereof, and of all other circumstances bearing upon the risk of nonpayment of any Guaranteed Obligation or any part thereof that reasonable and diligent inquiry would reveal, and each Guarantor hereby agrees that neither Agent nor any other Secured Party shall have any duty to advise any Guarantor of information known to it regarding such condition or any such circumstances. In the event Agent, or any other Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any Guarantor, such Person shall be under no obligation to (a) undertake any investigation not a part of its regular business routine, (b) disclose any information that Agent or any other Secured Party, pursuant to accepted or reasonable commercial finance or banking practices, wishes to maintain confidential or (c) make any future disclosures of such information or any other information to any Guarantor.

13.7 Contribution. To the extent that any Guarantor shall be required hereunder to pay any portion of any Guaranteed Obligation exceeding the greater of (a) the amount of the value actually received by such Guarantor and its Subsidiaries from the Obligations and (b) the amount such Guarantor would otherwise have paid if such Guarantor had paid the aggregate amount of the Guaranteed Obligations (excluding the amount thereof repaid by Borrower) in the same proportion as such Guarantor’s net worth on the date enforcement is sought hereunder bears to the aggregate net worth of all Guarantors on such date, then such Guarantor shall be reimbursed by such other Guarantors for the amount of such excess, pro rata, based on the respective net worth of such other Guarantors on such date.

14.	DEFINITIONS

14.1 Definitions. For the purposes of and as used in the Loan Documents: (a) references to any Person include its successors and assigns and, in the case of any Governmental Authority, any Person succeeding to its functions and capacities; (b) except as the context otherwise requires (including to the extent otherwise expressly provided in any Loan Document), (i) references to any law, statute, treaty, order, policy, rule or regulation include any amendments, supplements and successors thereto and (ii) references to any contract, agreement, instrument or other document include any amendments, restatements, supplements or modifications thereto or thereof from time to time to the extent permitted by the provisions thereof; (c) the word “shall” is mandatory; (d) the word “may” is permissive; (e) the word “or” has the inclusive meaning represented by the phrase “and/or”; (f) the words “include”, “includes” and “including” are not limiting; (g) the singular includes the plural and the plural includes the singular; (h) numbers denoting amounts that are set off in parentheses are negative unless the context dictates otherwise; (i) each authorization herein shall be deemed irrevocable and coupled with an interest; (j) all accounting terms shall be interpreted, and all determinations relating thereto shall be made, in accordance with GAAP; (k) references to any time of day shall be to Eastern Time; (l) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole; (m) where any provision in this Agreement or any other Loan Document refers to an action to be taken by any Person, or an action which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or, to the knowledge of such Person, indirectly; and (n) unless otherwise expressly provided, references to specific sections, articles, clauses, sub-clauses, annexes and exhibits are to this Agreement and references to specific schedules are to the Disclosure Letter. As used in this Agreement, the following capitalized terms have the following meanings:

“2026 Convertible Notes” means Borrower’s 2.50% Convertible Senior Notes Due 2026, issued under the Indenture dated March 4, 2021 by and between Borrower, as issuer, and U.S. Bank Trust Company, National Association, as trustee.

“Account” means any “Account” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made.

“Acquisition” means (a) any Stock Acquisition, or (b) any Asset Acquisition.

“Acquisition Consideration” is defined in the definition of “Permitted Acquisition”.

“Acquisition Deferred Payments” means, with respect to an Acquisition, any “earnouts,” holdbacks, performance based-milestones, royalties, purchase price adjustments, profit sharing arrangements, deferred purchase money amounts, indemnifications, non-competition agreements, incentive payments, and other similar payment obligations, and other contingent obligations and agreements consisting of the adjustment of purchase price or similar adjustments.

“Adjusted EBITDA” means, for any four fiscal quarter period, for Borrower and its Subsidiaries (including any Subsidiaries acquired during such period, giving pro forma effect as if such Subsidiaries were Subsidiaries during the entirety of such period) on a consolidated basis, an amount equal to net income for such period, plus

(a) the following to the extent deducted in calculating net income for such period: (i) all interest expense including, without limitation, (A) interest expense (excluding any royalty payments) with respect to the Purchase and Sale Agreement, dated as of December 27, 2023, between the Borrower and Sagard Healthcare Partners Funding Borrower SPE 2, LP., (B) interest expense with respect to the Borrower’s Danbury, CT sale/leaseback transaction solely to the extent of any cash payments actually made during such period with respect to such interest, and (C) interest expense recognized in respect of milestone payments under the Milestone Rights Purchase Agreement, dated as of July 1, 2013, by and among the Borrower, Deerfield Private Design Fund II, L.P. and Horizon Sante FLML SARL, (ii) foreign exchange losses arising out of Borrower’s Insulin Supply Agreement with Amphastar Pharmaceuticals, Inc., (iii) the provision for federal, state, local and foreign income taxes payable by a Person for such period, (iv) depreciation and amortization expense, (v) any non-cash charges, (vi) any unusual, non-recurring or one-time fees, expenses or charges, (vii) restructuring charges (including severance), (viii) the amount of net cost savings, operating expense reductions and cost synergies projected by the Credit Parties in good faith to result from Permitted Acquisitions within 12 months after the consummation of the applicable Permitted Acquisition (which net cost savings, operating expense reductions and cost synergies shall be (A) reasonably identifiable, factually supportable and subject to certification by a financial officer of the Borrower, (B) attributable to such Permitted Acquisition and (C) calculated on a pro forma basis), net of the amount of actual benefits realized during such period with respect to any such net cost savings, operating expense reductions and cost synergies from the applicable Permitted Acquisitions; provided that the aggregate amount added back to Adjusted EBITDA pursuant to this clause (viii) shall not exceed 10% of Adjusted EBITDA (after giving effect to such addback), (ix) fees, costs and expenses (including any premiums, fees or expenses of financial, accounting, legal or other advisors) paid in connection with the financing transactions contemplated by this Agreement and the other Loan Documents and any amendment, modification or refinancing thereof from time to time, and (x) one-time transaction fees, costs and expenses incurred in connection with any proposed or actual acquisitions, investments, asset sales and dispositions, issuances of Indebtedness (including any amendment, modification or refinancing thereof) and issuances of Equity Interests by Borrower or its Subsidiaries, in each case, not prohibited under this Agreement and whether or not successfully consummated; provided that the aggregate amount of any addbacks included in the calculation of Adjusted EBITDA pursuant to the preceding clauses (vi), (vii), (viii), (ix) and (x) shall not exceed 20% of Adjusted EBITDA (after giving effect to such addbacks); minus

(b) the following to the extent included in calculating such net income: (i) interest income, (ii) extraordinary or non-recurring non-cash income or gains, (iii) federal, state, local and foreign income tax credits of such Person for such period, (iv) foreign exchange gains arising out of Borrower’s Insulin Supply Agreement with Amphastar Pharmaceuticals, Inc. and (v) all non-cash items increasing net income for such period.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation; provided, that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by or otherwise acceptable to the Agent.

“Adverse Proceeding” means any action, suit, proceeding, hearing (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of any Credit Party or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the Knowledge of the Credit Parties, threatened against or adversely affecting any Credit Party or any of its Subsidiaries or any property of any Credit Party or any of its Subsidiaries.

“Affiliate” means, with respect to any Person, each other Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company or limited liability partnership, that Person’s managers and members. As used in this definition, “control” means the power to direct or cause the direction of the management of such Person by contract or otherwise. In no event shall any Blackstone Entity be deemed to be an Affiliate of Borrower or any of its Subsidiaries.

“Agent” means Wilmington Trust, National Association, solely in its capacity as administrative agent and collateral agent under this Agreement and any other Loan Document, or any successor administrative agent and collateral agent.

“Agent Fee Letter” means that certain fee letter, dated the date hereof, by and among Borrower and Agent.

“Agent Parties” is defined in Section 9.

“Agent-Related Person” means Agent, together with each of its respective Affiliates, officers, directors, employees, partners, agents, advisors and other representatives.

“Agreement” is defined in the preamble hereof.

“Amendment No. 1” means that certain Amendment No. 1 to Loan Agreement, dated as of August 24, 2025, by and among the Borrower, the Amendment No. 1 Incremental Term Lenders (as defined therein), the other Lenders party thereto, and the Agent.

“Amendment No. 1 Closing Payments and Fee Letter” has the meaning ascribed to such term in Amendment No. 1.

“Amendment No. 1 Delayed Draw Term Loans” has the meaning ascribed to such term in Amendment No. 1.

“Amendment No. 1 Effective Date” has the meaning ascribed to such term in Amendment No. 1.

“Amendment No. 1 Funding Direction Letter” means that certain Funding Direction Letter, dated on or prior to the Amendment No. 1 Incremental Term Loan Funding Date, directing Agent to distribute the proceeds of the Term Loans made on the Amendment No. 1 Incremental Term Loan Funding Date in accordance with the funds flow memorandum attached thereto.

“Amendment No. 1 Incremental Term Loan Commitments” has the meaning ascribed to such term in Amendment No. 1.

“Amendment No. 1 Incremental Term Loan Funding Date” has the meaning ascribed to such term in Amendment No. 1.

“Amendment No. 1 Incremental Term Loans” has the meaning ascribed to such term in Amendment No. 1.

“Amendment No. 1 Outside Date” has the meaning ascribed to the term “Outside Date” in Amendment No. 1.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery or money-laundering, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions.

“Anti-Money Laundering Laws” is defined in Section 4.18(b).

“Anti-Terrorism Laws” means any Anti-Money Laundering Laws or other laws relating to terrorism or money laundering, including Executive Order No. 13224 (effective September 24, 2001), the Patriot Act, the laws comprising or implementing the Bank Secrecy Act, and the laws administered by OFAC.

“Applicable Mandatory Prepayment” is defined in Section 2.2(e).

“Applicable Margin” means with respect to the Initial Term Loans, the Amendment No. 1 Incremental Term Loans and Delayed Draw Term Loans, (i) prior to the first day of the month immediately following the month during which a Compliance Certificate pursuant to Section 5.2(c)(i) for the first full fiscal quarter of Borrower ended after the Closing Date has been delivered to Agent, a rate per annum equal to (x) 3.75%, in the case of Base Rate Loans, and (y) 4.75%, in the case of SOFR Loans and (ii) thereafter, adjustments to the Applicable Margin will be implemented quarterly, on a prospective basis, from and after the first full fiscal quarter of the Borrower ended after the Closing Date, on the first day of the month immediately following the month during which financial statements for the then most recently ended fiscal quarter are delivered pursuant to Section 5.2(a)(i) or Section 5.2(a)(ii), as applicable, and the accompanying Compliance Certificate that evidence the need for such adjustment in accordance with the pricing grid set forth below based upon the Total Leverage Ratio as set forth in such Compliance Certificate:

Total Leverage Ratio	Base Rate Loans	SOFR Loans
Less than 5.00:1.00	3.75%	4.75%
Greater than or equal to 5.00:1.00	4.00%	5.00%

Notwithstanding the foregoing, if Borrower fails to deliver any financial statement or Compliance Certificate required to be delivered pursuant to Section 5.2(a)(i) or (ii) or Section 5.2(c)(i), in each case, within the time periods specified therein for such delivery, during the period commencing on and including the day after such financial statement or Compliance Certificate was required to be delivered, and until the first Business Day following the delivery of such financial statements or Compliance Certificate, as applicable, then the Applicable Margin shall automatically equal (x) if a Base Rate Loan, 4.00% per annum and (y) if a SOFR Loan, 5.00% per annum.

In the event that any financial statement or Compliance Certificate delivered pursuant to Section 5.2(a)(i) or (ii) or Section 5.2(c)(i) is inaccurate, and such inaccuracy, if corrected, would have led to the imposition of a higher Applicable Margin for any period than the Applicable Margin applied for that period, then (A) Borrower shall immediately deliver to Agent a corrected financial statement and a corrected Compliance Certificate for that period (the “Corrected Financials Date”), (B) the Applicable Margin shall be determined based on the corrected Compliance Certificate for that period, and (C) Borrower shall promptly and in any event within five (5) Business Days (or such longer period as agreed to by Agent (acting at the direction of the Blackstone Representative in its reasonable discretion)) pay to Agent (for the account of the Lenders that hold the Loans at the time such payment is received, regardless of whether those Lenders held the Loans during the relevant period) the accrued additional interest owing as a result of such increased Applicable Margin for that period; provided, for the avoidance of doubt, such deficiency shall be due and payable as at such Corrected Financials Date (or such later time as agreed to by Agent (acting at the direction of the Blackstone Representative in its reasonable discretion)) and no Default or Event of Default under Section 7.1 shall be deemed to have occurred with respect to such deficiency prior to such date. This paragraph shall not limit the rights of Agent or the Lenders with respect to Section 2.3(b) and Sections 7 and 8 hereof.

In addition, in the event that any financial statement or Compliance Certificate delivered pursuant to Section 5.2(a)(i) or (ii) or Section 5.2(c)(i) is inaccurate, and such inaccuracy, if corrected, would have led to the imposition of a lower Applicable Margin for any period than the Applicable Margin applied for that period, then Borrower may, at its option, deliver to Agent a corrected financial statement and a corrected Compliance Certificate for that period, in which case (A) the Applicable Margin shall be determined based on the corrected Compliance Certificate for that period, and (B) the Lenders that hold the Loans at the time such payment is received (and any Lender that holds Term Loans on the next Interest Payment Date), regardless of whether those Lenders held the Loans during the relevant period, shall provide credit to Borrower for such overpayment toward the interest payment due on the next Interest Date.

“Approved Fund” means (x) any Blackstone Entity and (y) any other Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Asset Acquisition” means, with respect to Borrower or any of its Subsidiaries, any purchase, in-license or other acquisition of any properties or assets of any other Person (including any purchase or other acquisition of any business unit, line of business or division of such Person). For the avoidance of doubt, “Asset Acquisition” shall include any co-promotion or co-marketing arrangement pursuant to which Borrower or any Subsidiary acquires rights to promote or market the products of another Person.

“Asset Sale” means any Transfer, other than Transfers expressly permitted under clauses (a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (l) ~~or~~, (m) and (o) of the definition “Permitted Transfers”.

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit G hereto or any other form (including electronic documentation generated by MarkitClear or other electronic platform) approved by Agent.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.9.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b) in relation to the United Kingdom, the U.K. Bail-In Legislation; and

(c) in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Base Rate” means for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 1⁄2 of 1%, (c) Adjusted Term SOFR for a one-month’s tenor in effect on such day plus 1% and (d) 3.0%. Any change in the Base Rate due to a change in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR shall be effective as of the opening of business on the day of such change in the Prime Rate, Federal Funds Rate or Adjusted Term SOFR, respectively.

“Base Rate Loan” means a Term Loan that bears interest based on the Base Rate.

“Base Rate Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.9.

“Benchmark Replacement” means with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by Agent, the Blackstone Representative and Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement shall be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Agent, the Blackstone Representative and Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such

Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, if such Benchmark is a term rate, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.9 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.9.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. §1010.230, as amended.

“Blackstone Credit” means Blackstone Alternative Credit Advisors LP (on behalf of funds, accounts and clients managed, advised or sub-advised by it or its affiliates).

“Blackstone Entity” means each of (i) Blackstone Finance and (ii) Blackstone Credit and any of its Affiliates, and shall include, without limitation, certain funds, accounts and clients managed, advised, sub-advised or administered by Blackstone Credit or any of their respective Affiliates, as the context may require, and any warehouse entity.

“Blackstone Finance” means Blackstone Holdings Finance Co. L.L.C.

“Blackstone Representative” means Blackstone Alternative Credit Advisors LP and, after the Closing Date, any successor or assign that is a Blackstone Entity appointed by the previous Blackstone Entity(ies) that fulfilled the role as Blackstone Representative hereunder, effective upon written notice of such appointment to Borrower and Agent; provided, that if no Lender under this Agreement is a Blackstone Entity, then “Blackstone Representative” shall mean a Lender appointed by the Required Lenders and notified to Agent and Borrower to fulfill the role as the Blackstone Representative or, in the absence of any such appointment, shall mean the Required Lenders.

“Blocked Person” means (a) any Person listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) a Person fifty percent (50%) or more owned by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) a Person with which Agent or any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) a Person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC.

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers of such Person, or if there is none, the Board of Directors of the managing member of such Person, (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing.

“Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Books” means all books and records including ledgers, records regarding a Credit Party’s and its Subsidiaries’ assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

“Borrower” is defined in the preamble hereof.

“Borrower Materials” is defined in Section 9.

“Borrowing” means a borrowing consisting of simultaneous Term Loans of the same Type and, in the case of SOFR Loans, having the same Interest Period made by the applicable Term Loan Lenders.

“Borrowing Notice” is defined in Section 2.2(a)(iii).

“Borrowing Resolutions” means, with respect to any Person, those resolutions adopted by such Person’s Board of Directors and delivered by such Person to Agent and the Lenders pursuant to Section 3.1 approving the Loan Documents to which such Person is a party and the transactions contemplated thereby (including the Term Loans), together with a certificate executed by its Secretary on behalf of such Person certifying that (a) such Person has the authority to execute, deliver, and perform its obligations under each of the Loan Documents to which it is a party, (b) that attached as Exhibit A to such certificate is a true, correct, and complete copy of the resolutions then in full force and effect authorizing and ratifying the execution, delivery, and performance by such Person of the Loan Documents to which it is a party, (c) the name(s) and title(s) of the officers of such Person authorized to execute the Loan Documents to which such Person is a party on behalf of such Person, together with a sample of the true signature(s) of such Person(s), and (d) that Agent and the Lenders may conclusively rely on such certificate with respect to the authority of such officers unless and until such Person shall have delivered to Agent and the Lenders a further certificate canceling or amending such prior certificate.

“Budget” is defined in Section 5.2(b).

“Business Day” means any day that is not a Saturday or a Sunday or a day on which banks are authorized or required to be closed in New York, New York; provided, that when used in connection with a SOFR Loan, the term “Business Day” shall also exclude any day which is not a U.S. Government Securities Business Day.

“Business IT Assets” is defined in Section 4.22(a).

“Capital Lease” means, as applied to any Person, any lease of any property by that Person as lessee which, in accordance with GAAP, is required to be accounted for as a finance lease on the balance sheet of that Person.

“Cash Equivalents” means

(a) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government or, in the case of any Subsidiary not organized in the United States, by the government of any other member country of O.E.C.D. (provided that the full faith and credit of the United States or such other member country of O.E.C.D., as applicable, is pledged in support of those securities), in each case, having maturities of not more than two (2) years from the date of acquisition;

(b) certificates of deposit, time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits and demand deposits, in each case, with any commercial bank having (i) capital and surplus in excess of $500,000,000 in the case of U.S. banks or (ii) capital and surplus in excess of $100,000,000 (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(c) commercial paper or marketable short-term money market or readily marketable direct obligations and similar securities having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within two (2) years after the date of acquisition;

(d) repurchase obligations with a term of not more than seven (7) days for underlying securities of the types described in clauses (a) and (c) above entered into with any financial institution meeting the qualifications specified in clause (b) above;

(e) investment funds investing ninety-five percent (95.0%) of their assets in securities of the types described in clauses (a) through (d) above and clause (f) below;

(f) investments in money market funds rated “AAA” (or the equivalent thereof) or better by S&P or “Aaa” (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another rating agency) and that have portfolio assets of at least $1,000,000,000; and

(g) other investments in accordance with Borrower’s investment policy as of the Closing Date or updated thereafter, subject to the Blackstone Representative’s written consent thereof (which such consent shall be in the Blackstone Representative’s sole discretion).

“Change in Control” means: (a) a transaction or series of transactions (including any merger or consolidation with Borrower) in which any “person” or “group” (within the meaning of Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such Person or its Subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of greater than thirty-five percent (35%) of the shares of the then outstanding capital stock of Borrower ordinarily entitled to vote in the election of directors; (b) a sale of all or substantially all of the consolidated assets of Borrower and its Subsidiaries in one transaction or a series of transactions (whether by way of merger, stock purchase, asset purchase or otherwise); (c) a merger or consolidation involving Borrower in which Borrower is not the surviving Person; or (d) any “change of control”, “fundamental change”, “make-whole fundamental change” or any comparable term under and as defined in any indenture governing any other Indebtedness or Permitted Convertible Bond Indebtedness in each case in an aggregate principal amount equal to or greater than $10,000,000 has occurred.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking into effect of any law, treaty, order, policy, rule or regulation, (b) any change in any law, treaty, order, policy, rule or regulation or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Class” when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are Initial Term Loans, Amendment No. 1 Incremental Term Loans or Delayed Draw Term Loans and (ii) when used in reference to any Commitment, refers to whether such Commitment is an Initial Term Loan Commitment, Amendment No. 1 Incremental Term Loan Commitment or a Delayed Draw Commitment.

“Closing Date” is defined in the preamble hereto.

“Code” means the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern; provided, further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Agent’s Lien in favor and for the benefit of Agent and the other Secured Parties on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of New York, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” means all property of the Credit Parties, now owned or hereafter acquired, upon which a Lien is created, granted or purported to be created or granted by the Collateral Documents, but in any event excluding all Excluded Property.

“Collateral Account” means any Deposit Account of a Credit Party, any Securities Account of a Credit Party, or any Commodity Account of a Credit Party, in each case, other than an Excluded Account.

“Collateral Documents” means the Security Agreement, the Control Agreements, the IP Agreements, any Mortgages, and all other instruments, documents and agreements delivered by any Credit Party pursuant to this Agreement or any of the other Loan Documents, in each case, in order to grant to Agent in favor and for the benefit of Agent and the other Secured Parties or perfect a Lien on any Collateral as security for the Obligations, and all amendments, restatements, modifications or supplements thereof or thereto.

“Commitments” shall mean, with respect to each Lender (to the extent applicable), such Lender’s Initial Term Loan Commitment, Amendment No. 1 Incremental Term Loan Commitment or Delayed Draw Commitment.

“Commodity Account” means any “commodity account” as defined in the Code with such additions to such term as may hereafter be made.

“Competitor” means, at any time of determination, (i) any direct competitor of Borrower or any of its Subsidiaries primarily operating in the same line of business as Borrower or any of its Subsidiaries identified to Agent and the Blackstone Representative in writing prior to the Closing Date or from time to time after the Closing Date and (ii) any of such competitor’s Affiliates that are either clearly identifiable as an Affiliate of any such competitor on the basis of such Person’s name or identified by name in writing by the Borrower to Agent from time to time. Notwithstanding anything to the contrary contained in this Agreement, (a) Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Competitor, (b) the Credit Parties acknowledge and agree that Agent shall have no responsibility or obligation to determine whether any Lender or potential Lender is a Competitor and that Agent shall have no liability with respect to any assignment or participation made to a Competitor and (c) no fund or account operating as part of the credit or insurance division of Blackstone Inc. shall be considered a “Competitor” under this Agreement.

“Compliance Certificate” has the meaning set forth in Section 5.2(c)(i).

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.5 and other technical, administrative or operational matters) that Agent (acting at the direction of the Blackstone Representative and in consultation with Borrower) decide may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Agent in a manner substantially consistent with market practice (or, if Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent (acting at the direction of the Blackstone Representative and in consultation with Borrower) determines that no market practice for the administration of any such rate exists, in such other manner of administration as Agent and the Blackstone Representative (in consultation with Borrower) decide is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Revenue” means the gross revenue of Borrower and its Subsidiaries for any applicable four fiscal quarter period from the sale of any Product, determined in conformity with GAAP.

“Consolidated Total Indebtedness” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Borrower and its Subsidiaries at such date in an amount that would be reflected on a balance sheet prepared as of such date, determined on a consolidated basis in accordance with GAAP, excluding (a) Indebtedness consisting of obligations under letters of credit to the extent cash collateralized, (b) obligations under that certain Purchase and Sale Agreement, dated as of December 27, 2023, between the Borrower and Sagard Healthcare Partners Funding Borrower SPE 2, LP and that certain Milestone Rights Purchase Agreement, dated as of July 1, 2013, between the Borrower and the Purchasers thereunder, (c) obligations constituting Acquisition Deferred Payments and (d) obligations in respect of Qualified Equity Interests.

“Contingent Obligation” means, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another Person directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligation for undrawn letters of credit for the account of that Person; or (c) any obligation of that Person to pay an earn-out, milestone payment, royalties, purchase price adjustments, profit sharing arrangements or similar contingent or deferred consideration to a counterparty incurred or created in connection with an Acquisition, Transfer, Investment or other sale or disposition, including, with respect to any purchase price holdback in respect of a portion of the purchase price of an asset sold to that Person to satisfy unperformed obligations of the seller of such asset, any obligation to pay such seller the excess of such holdback over such obligations. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it reasonably determined by such Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

“Control Agreement” means, with respect to any Credit Party, any control agreement entered into among such Credit Party, Agent and, in the case of a Deposit Account, the bank or other depository or financial institution at which such Credit Party maintains such Deposit Account, or, in the case of a Securities Account or a Commodity Account, the securities intermediary or commodity intermediary at which such Credit Party maintain such Securities Account or Commodities Account, in either case, pursuant to which Agent obtains control (within the meaning of the Code) over such Collateral Account.

“Copyrights” means any and all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret (and all related IP Ancillary Rights).

“Credit Extension” means the Initial Term Loans, the Amendment No. 1 Incremental Term Loans, the Delayed Draw Term Loans or any other extension of credit by Lender for Borrower’s benefit pursuant to this Agreement.

“Credit Facilities” means the Initial Term Loans, the Amendment No. 1 Incremental Term Loans, the Delayed Draw Commitments and the Incremental Delayed Draw Term Facility.

“Credit Party” means Borrower and each Guarantor.

“Credit Party Minimum Coverage Requirement” shall have the meaning set forth in Section 5.18.

“Default” means any breach of or default under any term, provision, condition, covenant or agreement contained in this Agreement or any other Loan Document or any other event, in each case that, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

“Defaulting Lender” means any Lender that, as reasonably determined by the Blackstone Representative (a) has refused (which refusal may be given verbally or in writing and has not been retracted) or failed to perform any of its funding obligations hereunder, including in respect of its Term Loans, which refusal or failure is not cured within one Business Day after the date of such refusal or failure, (b) has notified Borrower or Agent that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit, (c) has failed, within three (3) Business Days after request by Agent (at the direction of the Blackstone Representative), to confirm in a manner reasonably satisfactory to the Blackstone Representative that it shall comply with its funding obligations (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by Agent and Borrower), or (d) has, or has a direct or indirect parent company that has, after the date of this Agreement, (i) become the subject of a proceeding under any liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment or (iv) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Blackstone Representative that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to Borrower, Agent and each Lender.

“Delayed Draw Commitment” with respect to each Delayed Draw Term Lender, the commitment of each such Delayed Draw Term Lender to make the Delayed Draw Term Loans hereunder in an aggregate amount not to exceed the amount set forth opposite such Delayed Draw Term Lender’s name on Annex 1. The aggregate amount of the Delayed Draw Term Lenders’ Delayed Draw Commitments on the Closing Date is $125,000,000.

“Delayed Draw Commitment Period” means the period from the Closing Date up to and including August 6, 2027.

“Delayed Draw Term Lender” means the Persons holding Delayed Draw Commitments and/or Delayed Draw Term Loans and any other Person that shall have become party hereto holding Delayed Draw Commitments and/or Delayed Draw Term Loans pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto holding Delayed Draw Commitments and/or Delayed Draw Term Loans pursuant to an Assignment and Assumption.

“Delayed Draw Term Loan” is defined in Section 2.2(a)(ii).

“Deposit Account” means any “deposit account” as defined in the Code with such additions to such term as may hereafter be made.

“Disclosure Letter” means the disclosure letter, dated as of the Closing Date, delivered by the Credit Parties to Agent.

“Disqualified Equity Interest” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests and cash in lieu of fractional shares), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control, asset sale or similar event so long as any rights of the holders thereof upon the occurrence of a change of control, asset sale or similar event shall be subject to the prior repayment in full in cash of the Term Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than (i) solely for Qualified Equity Interests or (ii) as a result of a change of control, asset sale or similar event so long as any rights of the holders thereof upon the occurrence of a change of control, asset sale or similar event shall be subject to the prior repayment in full in cash of the Term Loans and all other Obligations that are accrued and payable and the termination of the Commitments), in whole or in part, (c) provides for scheduled payments of dividends in cash or other distributions in cash or other assets other than Qualified Equity Interests or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 181 days after the Term Loan Maturity Date at the time of issuance of such Equity Interests; provided, that if such Equity Interests are issued pursuant to a plan for the benefit of employees of Borrower or any Subsidiary or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability.

“Disqualified Institution” means, on any date, (a) certain banks, financial institutions, other institutional lenders and investors and other entities that were designated in writing to Agent and the Lenders by Borrower as a Disqualified Institution on or prior to the Closing Date, (b) certain banks, financial institutions, other institutional lenders and investors and other entities that are from time to time after the Closing Date designated in writing to Agent and the Lenders by Borrower as a Disqualified Institution (with such updates to occur (i) so long as no Event of Default shall have occurred and be continuing and (ii) subject to the consent of the Blackstone Representative, not to be unreasonably withheld, conditioned or delayed) and (c) as to any Disqualified Institution referenced in clause (a) or (b) above, such Disqualified Institution’s Affiliates that are either clearly identifiable as an Affiliate of any such Disqualified Institution on the basis of such Person’s name or identified by name in writing by Borrower to Agent from time to time. Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or participant or prospective Lender or participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of Confidential Information, to any Disqualified Institution. For the avoidance of doubt, (1) any designation of a Person as a Disqualified Institution after the Closing Date will not apply retroactively to disqualify the transfer of an interest in the Commitments or Loans, as applicable, that was effective prior to the effective date of such designation, and (2) “Disqualified Institutions” shall exclude any person that Borrower has designated as no longer being a “Disqualified Institution” by written notice delivered to Agent. Notwithstanding the foregoing, in no event shall any fund or account operating as part of the credit or insurance division of Blackstone Inc. constitute a Disqualified Institution.

“Dollars,” “dollars” or use of the sign “$” means only lawful money of the United States and not any other currency, regardless of whether that currency uses the “$” sign to denote its currency or may be readily converted into lawful money of the United States.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein, and Norway.

“Employee Benefit Plan” means any employee benefit plan, as defined in Section 3(3) of ERISA, maintained for employees of Borrower or any of its Subsidiaries, or any such plan to which Borrower or any of its Subsidiaries contributes or is required to contribute, or with respect to which Borrower or any of its Subsidiaries has any liability.

“Environmental Claim” means any investigation, notice, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity or (iii) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment.

“Environmental Laws” means any and all current or future, foreign or domestic, statutes, ordinances, orders, rules, regulations, judgments, Governmental Approvals, or any other requirements of Governmental Authorities relating to (i) pollution or protection of the environmental matters, including matters relating to any Hazardous Materials Activity; (ii) the generation, use, storage, treatment, transportation or disposal of Hazardous Materials; or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal health or welfare, in each case, in any manner applicable to any Credit Party or any of its Subsidiaries or any Facility.

“Equity Interests” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in such Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire (by purchase, conversion, dividend, distribution or otherwise) any of the foregoing (and all other rights, powers, privileges, interests, claims and other property in any manner arising therefrom or relating thereto); provided that Equity Interests shall not include any Permitted Convertible Bond Indebtedness.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and regulations issued thereunder.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is, or within the last six (6) years was, treated as a single employer under Section 414 of the IRC or Section 4001 of ERISA.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived by regulation); (b) a Plan is in “at risk” status (as defined in Section 430 of the IRC or Section 303 of ERISA); (c) with respect to a Plan, the failure to satisfy the minimum funding standard of Section 412 of the IRC and Section 302 of ERISA, whether or not waived; (d) the failure to make by its due date a required installment under Section 430(j) of the IRC with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (e) the filing pursuant to Section 412(c) of the IRC or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (f) the incurrence by Borrower or its Subsidiaries or any of their respective ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (g) the receipt by Borrower or its Subsidiaries or any of their respective ERISA Affiliates from the Pension Benefit Guaranty Corporation (referred to and defined in ERISA) or a plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, or the occurrence of any event or condition which would reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (h) the incurrence, or the reasonable likelihood of incurrence, by Borrower or its Subsidiaries or any of their respective ERISA Affiliates of any liability with respect to the withdrawal from any Plan or Multiemployer Plan; (i) the receipt by Borrower or its Subsidiaries or any of their respective ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent, or in endangered, critical or critical and declining status, in each case, within the meaning of Title IV of ERISA; (j) the “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA with respect to a Plan; (k) the imposition on account of any Plan of a lien under the IRC or ERISA on the assets of Borrower or its Subsidiaries or any of their respective ERISA Affiliates, or notification to Borrower or its Subsidiaries or any of their respective ERISA Affiliates that such a lien shall be imposed, or the posting of a bond or other security in lieu thereof; (l) the occurrence of an event, circumstance, transaction or failure which results in, or which would reasonably be expected to result in, material liability to a Credit Party or Subsidiary under Title I of ERISA or a material tax under any of Sections 4971 through 5000 of the IRC.

“Erroneous Payment” is defined in Section 12.15(a).

“Erroneous Payment Return Deficiency” is defined in Section 12.15(d).

“Erroneous Payment Subrogation Rights” is defined in Section 12.15(d).

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” is defined in Section 7.

“Event of Loss” means, with respect to any property or asset, any of the following: (a) any loss, destruction or damage of such property or asset; or (b) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Act Documents” is defined in Section 4.8(a).

“Excluded Accounts” means (i) Deposit Accounts exclusively used for payroll, payroll Taxes and other employee wage and benefit payments to or for the benefit of any Credit Party’s employees; provided, that with respect to payroll accounts, the amounts in such accounts shall not exceed the amount necessary for the applicable Credit Party to fully fund its next two complete payroll cycles in the ordinary course and such minimum amount as may be required by any applicable Law or as customary by the applicable financial institution with respect to such account, (ii) zero balance accounts swept no less frequently than weekly to Collateral Accounts of the Credit Parties which are subject to a Control Agreement, (iii) accounts (including trust accounts) used exclusively for escrow, customs, insurance or fiduciary purposes, (iv) accounts used exclusively for compliance with any Requirements of Law to the extent such Requirements of Law prohibit the granting of a Lien thereon, (v) accounts which constitute cash collateral in respect of a Permitted Lien (but only to the extent of the Permitted Indebtedness permitted to be secured by such Permitted Lien hereunder), and (vi) any account, the cash balance of which does not exceed $500,000 individually or $1,000,000 in the aggregate with respect to all such accounts under this clause (vi) at any time.

“Excluded Property” is defined in the Security Agreement.

“Excluded Subsidiaries” means, collectively, (i) any Subsidiary with respect to which the grant to Agent in favor and for the benefit of Agent and the other Secured Parties of a security interest in and Lien upon, and the pledge to Agent in favor and for the benefit of Agent and the other Secured Parties of, such Subsidiary’s properties and assets subject or purported to be subject from time to time to a Lien under any Collateral Document to secure the Obligations (and any guaranty thereof) are validly prohibited by Requirements of Law; (ii) subject to Section 5.18, any Immaterial Subsidiary; (iii) any MCS Subsidiary; and (iv) any other Subsidiary with respect to which, Borrower and the Blackstone Representative reasonably determine by mutual agreement that the cost of granting Agent in favor and for the benefit of Agent and the other Secured Parties a security interest in and Lien upon, and pledging to Agent in favor and for the benefit of Agent and the other Secured Parties, such Subsidiary’s properties and assets subject or purported to be subject from time to time to a Lien under any Collateral Document and the Equity Interests of such Subsidiary to secure the Obligations (and any guaranty thereof) are excessive relative to the value to be afforded to the Secured Parties thereby.

“Excluded Subsidiary Conversion” as defined in Section 5.18.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to Agent or a Lender or required to be withheld or deducted from a payment to Agent or a Lender, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of Agent or such Lender being organized under the laws of, or having its principal office or other permanent establishment or, in the case of any Lender, its applicable lending office located in or in which it is treated as resident for Tax purposes, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to any Obligation pursuant to a law in effect on the date on which (i) such Lender acquires an interest in such Obligation (other than pursuant to an assignment request by the Borrower under Section 2.11(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.6, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to Agent’s or a Lender’s failure to comply with Section 2.6(d), and (d) any withholding Taxes imposed under FATCA.

“Facility” means, with respect to any Credit Party, any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by such Credit Party or any of its Subsidiaries or any of their respective predecessors or Affiliates.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations promulgated thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the IRC, and any fiscal or regulatory legislation, regulations, rules or practices adopted pursuant to any intergovernmental agreement, treaty, or convention among Governmental Authorities and implementing such Sections of the IRC.

“FCPA” is defined in Section 4.18(a).

“FDA” means the United States Food and Drug Administration (and any foreign equivalent, including the European Medicines Agency).

“Federal Funds Rate” means for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Agent from three Federal funds brokers of recognized standing selected by it (and, if any such rate is below zero, then the rate determined pursuant to this definition shall be deemed to be zero).

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Floor” means a rate of interest equal to 2.00%.

“Foreign Lender” means (a Lender that is not a U.S. Person.

“Fraudulent Transfer Laws” is defined in Section 13.2.

“Funding Date” means, with respect to any Commitment, the date on which the applicable conditions precedent set forth in Section 3 have been satisfied or waived in accordance with the terms of this Agreement (or such later date as agreed to by the Blackstone Representative) and a Borrowing is made in respect of such Commitment.

“Funding Direction Letter” means that certain Funding Direction Letter, dated as of the date hereof, directing Agent to distribute the proceeds of the Term Loans made on the Closing Date in accordance with the funds flow memorandum attached thereto.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, in the statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions and comparable stature and authority within the accounting profession) that are applicable to the circumstances as of the date of determination.

“Governmental Approval” means any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued or required by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, government department, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Governmental Payor Programs” means all federal health care programs (as defined in 42 USC § 1320a-7b(f)), including Medicare, Medicaid, TRICARE or any other federal or state health care programs.

“Guaranteed Obligations” is defined in Section 13.1.

“Guarantor” means each Subsidiary of Borrower, other than any Excluded Subsidiary.

“Guaranty” means the guaranty of the Guaranteed Obligations made by Guarantors as set forth in this Agreement.

“Hazardous Materials” means any chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority or which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of any Facility or to the indoor or outdoor environment.

“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Health Care Laws” means, collectively, all Requirements of Laws relating to the health care activities applicable to any Credit Party, including: (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.), (b) the Public Health Service Act (42 U.S.C. §§ 262 et. seq); (c) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) and any and all federal, state or local laws, rules, regulations, orders, ordinances, statutes and requirements issued under or in connection with Medicare, Medicaid or any other Government Payor Program; (d) federal and state laws and regulations governing the confidentiality of patient information, including HIPAA; (e) accreditation standards and requirements of all applicable state laws or regulatory bodies; (f) any and all federal, state and local fraud and abuse, anti-kickback and false claims laws of any Governmental Authority, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Act (42 U.S.C. § 1320a-7b(a)), the exclusion law (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. §§ 3801-3812), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), applicable criminal laws relating to health care fraud and abuse, including, 18 U.S.C. §§ 286, 287 and 1001 and the regulations promulgated pursuant to such statutes; (g) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated thereunder; (h) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); (i) all reporting and disclosure requirements, government contracting, and the processing of any applicable rebate, chargeback or adjustment, including under the Medicaid Drug Rebate Program (e.g., Monthly and Quarterly Average Manufacturer Price, Baseline Average Manufacturer Price, and Rebate Per Unit, as applicable), Medicare Part B (Quarterly Average Sales Price), Section 602 of the Veteran’s Health Care Act (Public Health Service 340B Quarterly Ceiling Price), Section 603 of the Veteran’s Health Care Act (Quarterly and Annual Non-Federal Average Manufacturer Price and Federal Ceiling Price), Best Price, Federal Supply Schedule Contract Prices and Tricare Retail Pharmacy Refunds, and Medicare Part D and state laws related to price disclosure; (j) the Inflation Reduction Act of 2022 (Public Law 117-169); (k) the Controlled Substances Act (21 U.S.C. § 801, et seq.) and, along with the requirements of the U.S. Drug Enforcement Administration in connection therewith and any similar state laws governing the prescribing or dispensing of controlled substances; (l) all other applicable health care laws, rules, codes, statutes, regulations, manuals, orders, ordinances, policies, administrative guidance and requirements having the effect of law pertaining to Medicare or Medicaid; in each case; (m) any and all federal, state or local laws, rules, regulations, ordinances, statutes and requirements relating to the billing, coding, documentation, reimbursement or payment for, any healthcare products, services and items, including the Product; and (n) any and all state and foreign health care laws, rules, codes, regulations, manuals, orders, ordinances, statutes, guidelines, requirements and policies which, in each case, are analogous to any of the foregoing and applicable to any Credit Party or any of its Subsidiaries in any manner.

“Hedging Agreement” means any interest rate, currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity or equity prices or values (including any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation execution in connection with any such agreement or arrangement.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended (including by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009)), any and all rules or regulations promulgated from time to time thereunder, and any applicable state laws with regard to the security and privacy of health information which are not preempted by the Health Insurance Portability and Accountability Act of 1996 pursuant to 45 C.F.R. Part 160, Subpart B.

“Immaterial Subsidiary” means, at any date of calculation, any of Borrower’s Subsidiaries (a) whose total assets for the four fiscal quarter period ending on the date most recently ended for which financial statements have been delivered to Agent and the Blackstone Representative pursuant to Section 5.2(a)(i) or (ii) (whichever was most recently delivered to Agent and the Blackstone Representative) was less than 2.50% of the total assets of Borrower and its Subsidiaries, (b) whose contribution to the Consolidated Revenue for such period was less than 2.50% of the Consolidated Revenue of Borrower and its Subsidiaries for such period, in each case, determined in accordance with GAAP and (c) that does not own or hold rights in any Material IP; provided that if, at any time and from time to time after the Closing Date, Immaterial Subsidiaries that are not Guarantors solely because they do meet the thresholds set forth in clauses (a) and (b) comprise in the aggregate more than 5.00% of total assets as of the end of the most recently ended fiscal quarter of Borrower for which financial statements have been delivered to Agent and the Blackstone Representative pursuant to Section 5.2(a)(i) or (ii) (whichever was most recently delivered to Agent and the Blackstone Representative) or more than 5.00% of the Consolidated Revenue of Borrower and its Subsidiaries for such applicable period, then Borrower shall (i) designate in writing to Agent one or more of such Immaterial Subsidiary(ies) as no longer an Immaterial Subsidiary(ies) to the extent required such that the foregoing condition ceases to be true and (ii) comply with the provisions of Section 5.12 and Section 5.13 applicable to any such designated Subsidiary (in each case, in the time periods applicable as if such Immaterial Subsidiary(ies) had become Guarantors at such time).

“Incremental Delayed Draw Term Facilities” is defined in Section 2.10(a).

“Incremental Delayed Draw Term Loans” is defined in Section 2.10(a).

“Incremental Term Supplement” is defined in Section 2.10(d).

“IND” means an investigational new drug application filed with FDA.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness for advanced or borrowed money of, or credit extended to, such Person; (b) all obligations issued, undertaken or assumed by such Person as the deferred purchase price of assets, properties, services or rights (other than accrued expenses and trade payables entered into in the ordinary course of business which are not more than one hundred eighty (180) days past due or are being contested in good faith), including any obligation or liability to pay deferred or contingent purchase price or other consideration for such assets, properties, services or rights; (c) the face amount of all letters of credit issued for the account of such Person (whether or not drawn) and all reimbursement or payment obligations with respect to letters of credit, surety bonds, performance bonds and other similar instruments issued by such Person; (d) all obligations of such Person evidenced by notes, bonds, debentures or other debt securities or similar instruments

(including debt securities convertible into Equity Interests), including obligations so evidenced incurred in connection with the acquisition of properties, assets or businesses; (e) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement or incurred as financing, in either case with respect to property acquired by such Person (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property); (f) all Capital Lease obligations of such Person; (g) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off balance sheet financing product by such Person; (h) all obligations of such Person, whether or not contingent, to purchase, redeem, retire, defease or otherwise acquire for value any of its own Equity Interest (or Equity Interests of a direct or indirect parent entity thereof); (i) all indebtedness referred to in clauses (a) through (h) above of other Persons secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in assets or properties (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness of such other Persons; and (j) all Contingent Obligations of such Person. For the avoidance of doubt, “Indebtedness” shall include Permitted Convertible Bond Indebtedness, but shall not include obligations in respect of any Permitted Bond Hedge Transaction or any Permitted Warrant Transaction.

“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, claims, actions, judgments, suits, costs, reasonable and documented out-of-pocket expenses and disbursements of any kind or nature whatsoever (including the reasonable and documented fees and disbursements of one counsel for Indemnified Persons with respect to Agent and one counsel for Indemnified Persons with respect to the Lenders, plus, if required, one local legal counsel with respect to Agent and one local counsel with respect to the Lenders in each relevant jurisdiction and one specialty counsel with respect to the Lenders, and in the case of an actual or perceived conflict of interest, one additional counsel for such affected Indemnified Persons with respect to Agent and one additional counsel for such affected Indemnified Persons with respect to the Lenders, in connection with any investigative, administrative or judicial proceeding or hearing commenced or threatened in writing by any Person, whether or not any such Indemnified Person shall have commenced such proceeding or hearing or be designated as a party or a potential party thereto and regardless of whether or not any such claim, litigation, investigation or proceeding is brought by Borrower, its equity holders, its affiliates, its creditors or any other Person, and any fees or expenses incurred by Indemnified Persons in enforcing the indemnity hereunder), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations, on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnified Person, in any manner relating to or arising out of this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby (including the agreement of the Lenders to make Credit Extensions or the use or intended use of the proceeds thereof, or any enforcement of any of the Loan Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of any guaranty of the Obligations)).

“Indemnified Person” is defined in Section 11.2(a).

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Loan Document and (b) to the extent not otherwise described in clause (a) above, Other Taxes.

“Information Privacy or Security Laws” means all applicable Laws governing the privacy or security of Personal Data, including any applicable foreign Laws, state data breach notification Laws, and state health information privacy Laws.

“Initial Term Lender” means the Persons holding Initial Term Loan Commitments or Initial Term Loans and any other Person that shall have become party hereto holding Initial Term Loans pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto holding Initial Term Loans pursuant to an Assignment and Assumption.

“Initial Term Loan” is defined in Section 2.2(a)(i).

“Initial Term Loan Commitment” with respect to each Initial Term Lender, the commitment of each such Initial Term Lender to make Initial Term Loans hereunder in an aggregate amount not to exceed the amount set forth opposite such Initial Term Lender’s name on Annex 1. The aggregate amount of the Initial Term Lenders’ Initial Term Loan Commitments on the Closing Date is $75,000,000.

“Insolvency Proceeding” means, with respect to any Person, any proceeding by or against such Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law in the United States or other applicable jurisdiction, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, court protection or other relief.

“Intellectual Property” means all:

(a) Copyrights, Trademarks, and Patents;

(b) trade secrets and trade secret rights, confidential business information, know-how, data and other information, in each case, including any rights to unpatented inventions, know-how, show-how and operating manuals;

(c) (c) (i) all computer programs, including source code and object code versions, (ii) all technical data, databases and compilations of technical data, whether machine readable or otherwise, and (iii) all documentation, training materials and configurations related to any of the foregoing (collectively, “Software”);

(d) all right, title and interest arising under any contract or Requirements of Law in or relating to Internet domain names;

(e) design rights;

(f) IP Ancillary Rights (including all IP Ancillary Rights related to any of the foregoing);

(g) any similar or equivalent rights to any of the foregoing anywhere in the world;

(h) copies and tangible embodiments of any of the foregoing (in whatever form or medium); and

(i) any and all improvements, developments, refinements, additions or subtractions to any of the foregoing.

“Intercompany Subordination Agreement” means an intercompany subordination agreement executed and delivered by each Credit Party, each of its applicable Subsidiaries and Agent, in form and substance reasonably satisfactory to Agent and the Blackstone Representative, as amended, restated, supplemented or otherwise modified and in effect from time to time.

“Interest Date” means (a) as to any Term Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Term Loan Maturity Date; provided that if any Interest Period for a Term SOFR Loan exceeds three (3) months, the respective dates that fall every three (3) months after the beginning of such Interest Period shall also be Interest Dates; and (b) as to any Base Rate Loan, the last Business Day of each December, March, June and September and the Term Loan Maturity Date .

“Interest Election Request” is defined in Section 2.3(a)(iii).

“Interest Period” means, as to each Term SOFR Loan, the period commencing on the date such Term SOFR Loan is disbursed or converted to or continued as a Term SOFR Loan and ending on the date one (1), three (3) or six (6) months thereafter (in each case, subject to availability), as selected by Borrower in its Borrowing Notice or Interest Election Request, as applicable,; provided that:

(i) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless, in the case of a Term SOFR Loan, such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii) any Interest Period pertaining to a Term SOFR Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii) no Interest Period shall extend beyond the Maturity Date of the Facility under which such Loan was made.

“Inventory” means all “inventory” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products, including such inventory as is temporarily out of a Credit Party’s or Subsidiary’s custody or possession or in transit and including any returned goods and any documents of title representing any of the above.

“Investment” means (a) any beneficial ownership interest in any Person (including Equity Interests), (b) any Acquisition, (c) the making of any advance, loan, extension of credit or capital contribution in or to, any Person or (d) the guarantee, endorsement or otherwise becoming contingently liable in respect of the Indebtedness of any other Person. The amount of an Investment shall be the amount actually invested (which, in the case of any Investments constituting the contribution of an asset or property, shall be based on the fair market value of such asset or property at the time such Investment is made), less, the amount of cash received or returned for such Investment, without adjustments for subsequent increases or decreases in the value of such Investment or write-ups, write-downs or write-offs with respect thereto; provided that in no event shall such amount be less than zero or increase any basket or amount set forth in the definition of “Permitted Investments” above the fixed amount set forth therein.

“IP Agreements” means, collectively, (a) those certain Intellectual Property Security Agreements entered into by and between the Credit Parties, as the case may be, and Agent, each dated as of the Closing Date, and (b) any Intellectual Property Security Agreement entered into by and between the Credit Parties, as the case may be, and Agent after the Closing Date in accordance with the Loan Documents.

“IP Ancillary Rights” means, with respect to any Copyright, Trademark, Patent, Software, trade secrets or trade secret rights, including any rights to unpatented inventions, know-how, show-how and operating manuals, all income, royalties, proceeds and liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect thereto, including all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, in each case, all rights to obtain any other intellectual property right ancillary to any Copyright, Trademark, Patent, Software, trade secrets or trade secret rights.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all firmware embedded therein, and all associated documentation.

“Knowledge” or to the “knowledge” and similar qualifications or phrases means the actual knowledge, after reasonable investigation, of any Responsible Officers of Borrower or such other Credit Party, as the context dictates.

“Lead Arranger” means Blackstone Alternative Credit Advisors LP.

“Lender” means each Person signatory hereto as a “Lender” and its successors and assigns.

“Lender and Agent Expenses” means (i) all reasonable and documented out-of-pocket fees and expenses of Agent, the Blackstone Representative, the Lead Arranger, the Lenders and their respective Related Parties for developing, preparing, amending, modifying, negotiating, executing and delivering, and administering the Loan Documents or any other document prepared in connection therewith or the consummation and administration of any transaction contemplated therein or otherwise incurred with respect to the Credit Parties in connection with the Loan Documents, including any filing or recording fees and expenses (including, without limitation, reasonable and documented outside counsel, accountants, consultants, financial advisors and other advisors fees and expenses, but limited to the reasonable and documented out-of-pocket fees and expenses of one outside legal counsel to Agent and its Related Parties (taken as a whole), and one outside legal counsel to the Blackstone Representative, the Lead Arranger, and the Lenders and each of their Related Parties (taken as a whole) (plus, if required, (x) one local outside legal counsel to Agent and its Related Parties (taken as a whole) in each relevant material jurisdiction, and one local outside legal counsel to the Blackstone Representatives, the Lead Arranger, and the Lenders and their Related Parties (taken as a whole) in each relevant material jurisdiction) and (y) one specialty outside counsel to Agent and its Related Parties (taken as a whole) and one specialty outside counsel to the Blackstone Representative, the Lead Arranger, and the Lenders and each of their Related Parties (taken as a whole)), and (ii) all reasonable and documented out-of-pocket costs and expenses incurred by Agent, the Blackstone Representative, the Lead Arranger, the Lenders and their respective Related Parties (including, without limitation, reasonable and documented outside counsel, accountants, consultants, financial advisors and other advisors fees and expenses, but limited, in the case of legal counsel, to the reasonable and documented out-of-pocket fees and expenses of one primary outside counsel for Agent and its Related Parties (taken as whole) and one primary outside counsel for the Blackstone Representative, the Lead Arranger, and the Lenders and each of their Related Parties (taken as a whole), one local outside legal counsel to Agent and its Related Parties (taken as a whole) in each relevant material jurisdiction and one local outside legal counsel to the Blackstone Representative, the Lead Arranger, and the Lenders and each of their Related Parties (taken as a whole) in each relevant material jurisdiction, and one specialty outside counsel to Agent and its Related Parties (taken as a whole) and one specialty outside counsel to the Blackstone Representative, the Lead Arranger, and the Lenders and each of their Related Parties (taken as a whole)) (and, in the case of an actual or perceived conflict of interest where the party affected by such conflict informs Borrower of such conflict and thereafter retains its own counsel, of one additional primary firm of counsel for all such affected parties (taken as a whole) and one additional firm of local counsel for all such affected parties (taken as a whole) in each relevant material jurisdiction); in connection with (A) any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out”, (B) the enforcement or preservation of any right or remedy under any Loan Document, any Obligation, with respect to the Collateral or any other related right or remedy or (C) the commencement, defense, conduct of, intervention in, or the taking of any other action with respect to, any proceeding (including any Insolvency Proceeding) related to any Credit Party, any Subsidiary of any Credit Party, Loan Document or Obligation (or the response to and preparation for any subpoena or request for document production relating thereto).

“Lender Fee Letter” means that certain closing payments and fee letter, dated the date hereof, by and among the Borrower and the Blackstone Representative.

“Lender Transfer” is defined in Section 11.1(b).

“Lien” means (a) a claim, mortgage, lien, deed of trust, levy, charge, pledge, hypothecation, preference, priority, security interest or other encumbrance of any kind or assignment for security purposes, whether voluntarily incurred or arising by operation of law or otherwise against any property or assets and whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, and any filing of, or agreement to, give any financing statement under the Code (or equivalent statutes) of any jurisdiction or any preferential arrangement that has the practical effect of creating a security interest and (b) in the case of Equity Interests, any purchase option, call or similar right of a third party with respect to such Equity Interests.

“Liquidity” means, as of any date of determination, the aggregate amount of unrestricted cash and Cash Equivalents held in Collateral Accounts of the Credit Parties which are subject to a Control Agreement.

“Loan Documents” means, collectively, this Agreement, the Disclosure Letter, the Term Loan Notes, the Agent Fee Letter, the Lender Fee Letter, the Funding Direction Letter, the Amendment No. 1 Funding Direction Letter, the Security Agreement, the IP Agreements, the Perfection Certificates, any Control Agreement, Amendment No. 1, the Amendment No. 1 Closing Payments and Fee Letter, any other Collateral Document, any Intercompany Subordination Agreement, any guaranties executed by a Guarantor in favor of Agent for the benefit of the Secured Parties in connection with this Agreement, and any other present or future agreement between or among a Credit Party and Agent or any Lender, as the case may be, in connection with this Agreement, including in each case, for the avoidance of doubt, any annexes, exhibits or schedules thereto.

“Make Whole Premium” means, as of any time of determination with respect to any prepayment (or in the case of a Prepayment Premium Trigger Event occurring under clauses (a)(ii), (b), (c) or (d) of the definition thereof, deemed prepayment) of all or any portion of the outstanding principal amount of the Term Loans, an amount, determined (without duplication) by the Blackstone Representative, equal to the present value on such date of the sum of (x) 3.00% of the principal amount to be prepaid as if that amount would otherwise be prepaid on the first anniversary of the Closing Date, and (y) the amount of all interest which would otherwise have accrued hereunder for the period from the date of such prepayment to the first anniversary of the Closing Date, assuming an interest rate for such period equal to the sum of the Applicable Margin for SOFR Loans plus Adjusted Term SOFR as of such date of determination, computed using a discount rate equal to the Treasury Rate as of such date plus 50 basis points; provided that if Agent (at the direction of the Blackstone Representative) is at any time unable to determine Adjusted Term SOFR, Adjusted Term SOFR shall be deemed to be 2.00%.

“Malicious Code” means disabling codes or instructions, spyware, malware, Trojan horses, worms, viruses or other software routines that (a) facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, or (b) compromise the privacy or data security of, in each case of (a) and (b), any IT Assets or Personal Data. For the avoidance of doubt, Malicious Code excludes any code intentionally included by the developer or owner of the software in the ordinary course of business to monitor and manage usage, including to disable unauthorized use.

“Margin Stock” is defined in Section 4.14.

“Material Adverse Change” means any material adverse change in or effect on: (i) the business, financial condition, properties or assets (including all or any portion of Collateral), liabilities (actual or contingent), operations, or performance of the Credit Parties, taken as a whole, since December 31, 2024; (ii) the ability of the Credit Parties, taken as a whole, to fulfill the payment or performance obligations under this Agreement or any other Loan Document; or (iii) the binding nature or validity of, or the ability of Agent or any Lender to enforce, the Loan Documents or any of its rights or remedies under the Loan Documents (other than solely as a direct result of any action or inaction by the Agent or any Lender).

“Material Contract” means (i) each contract which is identified as a “Material Agreement” in the Perfection Certificate and (ii) any other contract or other arrangement to which any Credit Party or any of its Subsidiaries is a party (other than the Loan Documents) or by which any of its assets or properties are bound, in each case, relating to the research, licensing, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory, for which, individually or in the aggregate, the breach of, default or nonperformance under, cancellation or termination of or the failure to renew would reasonably be expected to result in a Material Adverse Change.

“Material IP” means any (i) Product IP and (ii) any other Intellectual Property that is material to the conduct of the business of Borrower or its Subsidiaries as conducted or reasonably expected to be conducted, or is otherwise of material value.

“Maximum Guaranteed Amount” is defined in Section 13.2.

“Maximum Incremental Delayed Draw Term Amount” is defined in Section 2.10(a).

“Medicaid” means, collectively, the health care assistance program established by Title XIX of the SSA (42 U.S.C. 1396 et seq.) and all laws, rules, regulations, manuals, orders, or requirements pertaining to such program, including (a) all federal statutes affecting such program; (b) all state statutes and plans for medical assistance enacted in connection with such program and federal rules and regulations promulgated in connection with such program; and (c) all applicable provisions of all rules, regulations, manuals, orders and administrative, reimbursement, and requirements of all Governmental Authorities promulgated in connection with such program (whether or not having the force of law).

“Medicare” means, collectively, the health insurance program for the aged and disabled established by Title XVIII of the SSA (42 U.S.C. 1395 et seq.) and all laws, rules, regulations, manuals, or orders pertaining to such program including (a) all federal statutes (whether set forth in Title XVIII of the SSA or elsewhere) affecting such program; and (b) all applicable provisions of all rules, regulations, manuals, orders and administrative, reimbursement and requirements of all Governmental Authorities promulgated in connection with such program (whether or not having the force of law).

“Mortgage” means any deed of trust, leasehold deed of trust, mortgage, leasehold mortgage, deed to secure debt, leasehold deed to secure debt or other document creating a Lien on real estate or any interest in real estate.

“MSC Subsidiary” means a wholly owned Subsidiary incorporated in the Commonwealth of Massachusetts solely for the purpose of holding Investments as a Massachusetts security corporation under 830 CMR 63.38B.1 of the Massachusetts tax code and applicable regulations (as the same may be amended, modified or replaced from time to time), including, from and after the Amendment No. 1 Incremental Term Loan Funding Date, scPharmaceuticals Securities Corporation.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA (a) to which Borrower or its Subsidiaries or any of their respective ERISA Affiliates is then making or accruing an obligation to make contributions; (b) to which Borrower or its Subsidiaries or any of their respective ERISA Affiliates has within the preceding five (5) plan years made contributions; or (c) with respect to which Borrower or its Subsidiaries could incur material liability.

“Net Issuance Proceeds” means, in respect of any issuance of Indebtedness, the excess of: (a) the gross cash proceeds received by the issuer of such Indebtedness from such incurrence or issuance, over (b) all underwriting discounts, fees, commissions and reasonable out-of-pocket costs and expenses actually paid in connection therewith in favor of any Person not an Affiliate of Borrower.

“Net Proceeds” means proceeds in cash, checks or other cash equivalent financial instruments (including Cash Equivalents) as and when received by the Person making a Transfer and insurance proceeds received on account of an Event of Loss, net of: (a) in the event of a Transfer (i) the transaction costs, fees and expenses relating to such Transfer excluding amounts payable to Borrower or any Affiliate of Borrower, (ii) sale, use, income, withholding or other Taxes paid or reasonably estimated to be payable as a result thereof, (iii) amounts required to be applied to repay principal, interest and prepayment premiums and penalties on Indebtedness secured by a superior Lien on the asset which is the subject of such Transfer, (iv) any reserve reasonably established by Borrower and its Subsidiaries in respect of any liabilities or other obligations associated with such asset or assets and retained by Borrower or any of its Subsidiaries after such sale or other Transfer thereof, including pension and other post-employment benefit liabilities and liabilities related to any indemnification obligations or purchase price adjustments associated with such transaction or commitments or undertakings of Borrower and its Subsidiaries pursuant to the agreement entered into in connection with such Transfer; provided, however, that upon the reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount) of any reserve described in this clause (iv), the amount of such reversal shall be included in Net Proceeds and (v) the amount of any cash escrow from the sale price for any relevant Transfer (until released from escrow), and (b) in the event of an Event of Loss, (i) all money actually applied to repair or reconstruct the damaged asset or property affected by the condemnation or taking, (ii) all of the costs and expenses reasonably incurred in connection with the collection of such proceeds, award or other payments, (iii) any Taxes paid or reasonably estimated to be payable as a result thereof, and (iv) any amounts retained by or paid to parties having superior rights to such proceeds, awards or other payments. For the purposes of determining the Net Proceeds received by any Credit Party or Subsidiary thereof in connection with a license arrangement which constitutes an Asset Sale, each payment from time to time received by the Credit Parties and their Subsidiaries in connection with such license arrangement shall be included in the aggregate Net Proceeds determination.

“Obligations” means, collectively, the Credit Parties’ obligations that arise under any Loan Document, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising, including debts, principal, interest, Lender and Agent Expenses, the Prepayment Premium and any other fees, premiums expenses, indemnities and amounts any Credit Party owes to Agent, the Lenders and the Secured Parties now or later, including interest accruing after Insolvency Proceedings begin (whether or not allowed), and to perform Borrower’s duties under the Loan Documents.

“OFAC Lists” means, collectively, the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) or any other list of terrorists or other restricted Persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders.

“Operating Documents” means, collectively with respect to any Person such Person’s formation documents as certified with the Secretary of State or other applicable Governmental Authority of such Person’s jurisdiction of formation on a date that is no earlier than thirty (30) days prior to the date on which such documents are due to be delivered under this Agreement and, (a) if such Person is a corporation, its bylaws (or similar organizational regulations) in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement), in each case, with all current amendments, restatements, supplements or modifications thereto.

“ordinary course of business” means, in respect of any transaction involving any Person, the ordinary course of such Person’s business undertaken by such Person in good faith and not for purposes of evading any covenant, prepayment obligation or restriction in any Loan Document.

“Other Connection Taxes” means, with respect to Lender or Agent, Taxes imposed as a result of a present or former connection between Lender or Agent and the jurisdiction imposing such Tax (other than connections arising from Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Obligation or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made hereunder, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.11(b)).

“Participant Register” is defined in Section 11.1(d).

“Patent License” means any agreement, whether written or oral, providing for the grant by or to a Person of any right to use any Patent.

“Patents” means all patents and patent applications (including any improvements, continuations, continuations-in-part, divisionals, provisionals or any substitute applications), any patent issued with respect to any of the foregoing patent applications, any reissue, reexamination, renewal or patent term extension or adjustment (including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing. For the avoidance of doubt, patents and patent applications under this definition include all those filed with the U.S. Patent and Trademark Office and the European Patent Office.

“Patriot Act” is defined in Section 3.1(k).

“Payment/Advance Form” means that certain form attached hereto as Exhibit A.

“Payment Recipient” is defined in Section 12.15(a).

“Perfection Certificate” is defined in Section 4.6.

“Periodic Term SOFR Determination Date” has the meaning specific in the definition of “Term SOFR”.

“Permitted Acquisition” means ~~any~~(i) the Project Seacoast Acquisition and (ii) any other Acquisition, so long as:

(a) both before and immediately after giving effect to such Acquisition, no Default or Event of Default has occurred and is continuing;

(b) the properties or assets being acquired or licensed, or the Person whose Equity Interests are being acquired, are useful in or engaged in, as applicable, (i) the same or a related line of business as that then-conducted by Borrower or its Subsidiaries, including the treatment, prevention, palliation or diagnosis of any human disease, disorder or condition, or (ii) a line of business that is ancillary or in furtherance of a line of business as that then-conducted by Borrower or its Subsidiaries;

(c) in the case of an Asset Acquisition, the subject assets are being acquired or licensed by Borrower or a Subsidiary of Borrower, and (i) if acquired or licensed by a Credit Party or any of its Subsidiaries, the applicable Person shall have executed and delivered or authorized, as applicable, any and all security agreements, financing statements, fixture filings, and other documentation reasonably requested by the Blackstone Representative in order to include the newly acquired or licensed assets within the Collateral, as applicable, to the extent required by Section 5.12, and (ii) if acquired or licensed by a Subsidiary of Borrower that is not a Credit Party, or if such subject assets do not constitute Collateral, then the total consideration paid or payable (including without limitation, all transaction costs, assumed Indebtedness and the maximum amount of all Acquisition Deferred Payments (other than royalty payments based solely on a percentage of sales or revenue attributable to the assets or Persons being acquired), but disregarding any working capital adjustments) (such amounts, collectively the “Acquisition Consideration”) for all such assets, together with the Acquisition Consideration paid for Stock Acquisitions described in clauses (d)(ii)(B) and (C) below and Investments made pursuant to clauses (k) and (p) of the definition of “Permitted Investment”, shall not exceed $5,000,000 in the aggregate;

(d) in the case of a Stock Acquisition, (i) 100% of the Equity Interests issued by the target are acquired by Borrower or a Subsidiary and (ii) either (A) the subject Equity Interests are being acquired in such Acquisition directly by a Credit Party and the relevant Credit Party shall have complied with its obligations under Sections 5.12 and 5.13 and caused the target to become a Guarantor, (B) the subject Equity Interests are being acquired in such Acquisition directly by a Credit Party, but the target of the Stock Acquisition does not become a Guarantor and otherwise complies with Sections 5.12 and 5.13 or (C) the subject Equity Interests are not acquired in such acquisition directly by a Credit Party; provided, that the aggregate Acquisition Consideration paid or payable in connection with Stock Acquisitions described in subclauses (B) and (C) above, together with the Acquisition Consideration paid or payable for Asset Acquisitions described in clause (c)(ii) above and Investments made pursuant to clauses (k) and (p) of the definition of “Permitted Investment”, shall not exceed $5,000,000 in the aggregate;

(e) any Indebtedness or Liens assumed in connection with such Acquisition are otherwise permitted under Section 6.4 or 6.5, respectively;

(f) both before and immediately after giving effect to such Acquisition, the Credit Parties are in compliance, on a pro forma basis, with the financial covenant set forth in Section 6.17;

(g) in connection with any Acquisition which the Acquisition Consideration paid or payable with respect to such Acquisition is greater than $25,000,000, (1) at least five (5) Business Days prior to the date of the consummation of such Acquisition, Borrower shall have delivered to Agent and the Blackstone Representative (and Agent shall have in turn delivered to the Lenders) notice of such Acquisition, together with historical financial information and analysis with respect to the Person whose stock or assets are being acquired and copies of the acquisition agreement and related documents (including financial information and analysis, Phase I environmental assessments, opinions, certificates and lien searches), a quality of earnings report, prepared by a third party acceptable to the Blackstone Representative and information reasonably requested by Blackstone Representative and (2) Borrower shall have delivered to Agent and the Blackstone Representative (and Agent shall have in turn delivered to the Lenders) all such other materials which have been delivered or presented to the transaction committee of the Borrower (or if no such materials have been presented or delivered to any such transaction committee, those materials which have been presented or delivered to the board of directors of the Borrower); provided that the Borrower shall not be required to deliver any such materials to the extent it is expressly prohibited from doing so in accordance with the binding confidentiality provisions applicable to such Acquisition;

(h) the total Acquisition Consideration (including any Acquisition Consideration which is (A) paid in the form of Equity Interests in Borrower, or (B) funded with the proceeds of Qualified Equity Interests in Borrower issued after the date hereof) paid for all Permitted Acquisitions shall not exceed $100,000,000 in the aggregate; and

(i) such Acquisition shall not be hostile and shall have been approved by the Board of Directors (or other similar body) and/or the stockholders or other equity holders of the Person being acquired or from whom assets are being acquired.

“Permitted Bond Hedge Transaction” means any unsecured call, call spread or capped call option (or substantively equivalent derivative transaction) relating to Borrower’s common stock (or other securities or property following a fundamental change of Borrower or other change of, or adjustment with respect to, the common stock of Borrower) purchased or otherwise entered into by Borrower in connection with the issuance of any Permitted Convertible Bond Indebtedness on terms and conditions customary for bond hedge transactions in respect of transactions related to public market convertible indebtedness (pursuant to a public offering or an offering under Rule 144A or Regulation S of the Securities Act); provided, that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by Borrower from the sale of any related Permitted Warrant Transaction, does not exceed 15.0% of the gross proceeds to Borrower from such issuance of Permitted Convertible Bond Indebtedness.

“Permitted Convertible Bond Indebtedness” means Indebtedness of Borrower having a feature which entitles the holder thereof to convert or exchange all or a portion of such Indebtedness into Equity Interests of Borrower; provided, that (i) Permitted Convertible Bond Indebtedness shall be unsecured, (ii) no Subsidiary of Borrower or other Person shall guarantee or otherwise be an obligor in respect of Permitted Convertible Bond Indebtedness, (iii) Permitted Convertible Bond Indebtedness shall not include covenants and defaults (other than covenants and defaults customary for public convertible bonds, as determined by Borrower in its good faith judgment) that are, taken as a whole, not more restrictive to the Credit Parties than the provisions of this Agreement (as determined by Borrower in its good faith judgment), (iv) no Default or Event of Default shall have occurred and be continuing at the time of incurrence of such Permitted Convertible Bond Indebtedness or would result therefrom, (v) Permitted Convertible Bond Indebtedness shall have no scheduled amortization or principal payments, mandatory redemptions or other required payments of principal (but, for the avoidance of doubt, may have regularly scheduled cash interest payments and customary obligations to repurchase upon a “fundamental change” or “change of control” or any comparable term, or upon customary events of default, under and as defined in any indenture governing any Permitted Convertible Bond Indebtedness) prior to a date that is at least 181 days following the Term Loan Maturity Date, (vi) the terms of the Permitted Convertible Bond Indebtedness shall be consistent with customary market terms for public convertible bonds, and (vii) Borrower shall have delivered to Agent a certificate of a Responsible Officer of Borrower certifying as to the foregoing.

“Permitted Distributions” means, in each case subject to Section 6.8 if applicable:

(a) Dividends, distributions or other payments by any Wholly-Owned Subsidiary on its Equity Interests to, or the redemption, retirement or purchase by any Wholly-Owned Subsidiary of its Equity Interests from, Borrower or any other Wholly-Owned Subsidiary;

(b) Dividends, distributions or other payments by any non-Wholly-Owned Subsidiary on its Equity Interests to, or the redemption, retirement or purchase by any non-Wholly-Owned Subsidiary of its Equity Interests from, Borrower or any other Subsidiary or each other owner of such non-Wholly-Owned Subsidiary’s Equity Interests based on their relative ownership interests of the relevant class of such Equity Interests;

(c) Non-cash redemptions by Borrower in whole or in part of any of its Qualified Equity Interests for another class of its Qualified Equity Interests or rights to acquire its Qualified Equity Interests or with proceeds from substantially concurrent equity contributions or issuances of new Qualified Equity Interests;

(d) (i) any payment of premium to a counterparty under a Permitted Bond Hedge Transaction in accordance with the definition thereof, and (ii) any settlement, unwinding or other termination of a Permitted Bond Hedge Transaction and/or Permitted Warrant Transaction; provided, that with respect to settlement of any Permitted Warrant Transaction pursuant to this clause (ii), such settlement shall not be in the form of cash but instead in the form of share issuance or offsetting payments on the underlying warrant and/or bond hedge;

(e) The conversion by Borrower of any Permitted Convertible Bond Indebtedness into or in exchange for Qualified Equity Interests of Borrower (and cash in lieu of fractional shares);

(f) [Reserved];

(g) Cash payments in lieu of the issuance of fractional shares arising out of stock dividends, splits or combinations or in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests;

(h) In connection with any Acquisition or other Permitted Investment by Borrower or any of its Subsidiaries, (i) the receipt or acceptance of the return to Borrower or any of its Subsidiaries of common Equity Interests of Borrower constituting a portion of the purchase price consideration in settlement of indemnification claims, or as a result of a purchase price adjustment (including earn-outs or similar obligations) and (ii) payments or distributions to equity holders pursuant to appraisal rights required under Requirements of Law;

(i) The distribution of rights to Qualified Equity Interests pursuant to any shareholder rights plan or the redemption of such rights for nominal consideration in accordance with the terms of any shareholder rights plan;

(j) Dividends, distributions or payments on its Equity Interests by any Subsidiary to any Credit Party;

(k) Dividends, distributions or payments on its Equity Interests by any Subsidiary that is not a Credit Party to any other Subsidiary that is not a Credit Party;

(l) purchases of Equity Interests of Borrower or its Subsidiaries in connection with the exercise of stock options by way of cashless exercise, or in connection with the satisfaction of withholding tax obligations;

(m) Issuance to directors, officers, employees or contractors of Borrower of common stock of Borrower upon the vesting of restricted stock, restricted stock units, or other rights to acquire common stock of Borrower pursuant to plans or agreements approved by Borrower’s Board of Directors or stockholders;

(n) the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the issuer thereof held by any future, present or former employee, consultant, officer or director (or spouse or trust for the benefit of any of the foregoing or any lineal descendants thereof) of such issuer or any of its Subsidiaries pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement or employment agreement; provided, however, that the aggregate payments made under this clause (n) do not exceed in any calendar year the sum of (i) $1,000,000 (or such larger amount as agreed to and negotiated in good faith by the Blackstone Representative and Borrower (each in their sole discretion) upon growth in Borrower’s stock price or consolidated employee base) plus (ii) the amount of any payments received in such calendar year under key-man life insurance policies;

(o) repurchases, distributions or other payment consisting of and made in Qualified Equity Interests so long as such repurchases, distributions or other payments do not results in a Change in Control;

(p) the repurchase, exchange or repayment of the 2026 Convertible Notes; provided, that except with respect to repayment at maturity, both immediately before and after giving effect to such repurchase, exchange or repayment, no Event of Default has occurred and is continuing; and

(q) other Restricted Distributions in an aggregate amount not to exceed $5,000,000 during the term of this Agreement, so long as both immediately before and after giving effect to any such payment in respect to Equity Interests, no Default or Event of Default has occurred and is continuing.

Notwithstanding anything else to the contrary in this Agreement, no Restricted Distributions shall be made by the Credit Parties to Subsidiaries of Borrower that are not Credit Parties.

“Permitted Indebtedness” means:

(a) Indebtedness of the Credit Parties to the Secured Parties under this Agreement and the other Loan Documents (including the Amendment No. Incremental Term Loans and the Incremental Delayed Draw Term Facility);

(b) Indebtedness existing on the Closing Date and shown on Schedule 12.1 of the Disclosure Letter;

(c) Subordinated Debt and Permitted Convertible Bond Indebtedness; provided, that in each case any such Indebtedness is unsecured; provided, further, that (i) the aggregate principal amount of Indebtedness incurred in reliance of this clause (c) does not exceed $150,000,000 at any time outstanding, and (ii) any such Indebtedness does not provide for interest payments in cash of greater than 4% of such Indebtedness per annum, at any time prior to the date that is 181 days following the Term Loan Maturity Date;

(d) Indebtedness not to exceed $5,000,000 in the aggregate at any time outstanding, consisting of (i) Indebtedness incurred to finance the purchase, construction, repair, or improvement of fixed assets and (ii) Capital Lease obligations;

(e) Indebtedness in connection with corporate credit cards, purchasing cards or bank card products in the ordinary course of business;

(f) Indebtedness in the form of an asset based loan (i) on customary terms, (ii) not to exceed $25,000,000 at any time outstanding, (iii) not subject to any Liens other than Liens permitted by clause (o) of the definition of “Permitted Liens” and (iv) subject to an intercreditor agreement in form and substance satisfactory to the Blackstone Representative in its sole discretion;

(g) Indebtedness assumed in connection with a Permitted Acquisition or other Permitted Investment (including Indebtedness of a person that becomes a Subsidiary of Borrower in connection with such Permitted Acquisition or Permitted Investment), so long as (i) such Indebtedness was not incurred in connection with, or in anticipation of, such Permitted Acquisition or other Permitted investment, (ii) both immediately before and after giving effect thereto, no Default or Event of Default shall exist and be continuing, (iii) if such Indebtedness is secured, the Lien constitutes a Permitted Lien pursuant to clause (i) of the definition thereof, (iv) such Indebtedness is not guaranteed by any Credit Party (other than a Person acquired in such Permitted Acquisition), (v) both before and after giving effect to the incurrence of such Indebtedness, the Credit Parties are in compliance, on a pro forma basis, with the financial covenant set forth in Section 6.17 and (vi) the aggregate principal balance of such Indebtedness does not exceed $10,000,000 at any time outstanding;

(h) Indebtedness of Borrower or any of its Subsidiaries with respect to letters of credit entered into in the ordinary course of business;

(i) unsecured Indebtedness owed (i) by a Credit Party to another Credit Party, (ii) by a Subsidiary of Borrower that is not a Credit Party to another Subsidiary of Borrower that is not a Credit Party, (iii) by a Credit Party to a Subsidiary of Borrower that is not a Credit Party, or (iv) by a Subsidiary of Borrower that is not a Credit Party to a Credit Party; provided, that the advance of such Indebtedness under this clause (iv) is permitted under clause (o)(iv) of the definition of Permitted Investments; provided further, that, from and after the Closing Date, all such Indebtedness shall be subject to the Intercompany Subordination Agreement;

(j) Indebtedness consisting of Contingent Obligations (i) of a Credit Party of Permitted Indebtedness (or obligations that are not Indebtedness) of another Credit Party, (ii) of a Subsidiary of Borrower which is not a Credit Party of Permitted Indebtedness (or obligations that are not Indebtedness) of another Subsidiary of Borrower which is not a Credit Party, (iii) of a Subsidiary of Borrower which is not a Credit Party of Permitted Indebtedness (or obligations that are not Indebtedness) of a Credit Party, or (iv) (A) of a Credit Party of lease obligations of a Subsidiary of Borrower which is not a Credit Party or (B) of a Credit Party of Permitted Indebtedness (or obligations that are not Indebtedness) of a Subsidiary of Borrower which is not a Credit Party, not to exceed, with respect to subclasses (A) and (B), $5,000,000 in the aggregate at any time outstanding;

(k) obligations of Borrower to purchase, redeem, retire, defease or otherwise acquire for value its own Qualified Equity Interests;

(l) Indebtedness in the form of Acquisition Deferred Payments incurred in connection with Permitted Acquisitions;

(m) Indebtedness owed to (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance to Borrower or any of its Subsidiaries, pursuant to reimbursement or indemnification obligations to such Person, in each case, in the ordinary course of business;

(n) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations arising in the ordinary course of business;

(o) Indebtedness in respect of netting services or overdraft protection in connection with deposit or securities accounts in the ordinary course of business;

(p) Indebtedness consisting of the financing of insurance premiums in the ordinary course of business;

(q) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(r) Indebtedness consisting of obligations under Hedging Agreements incurred in the ordinary course of business for the purpose of directly mitigating bona fide risks associated with interest rates or foreign exchange rates and not for speculative purposes;

(s) other unsecured Indebtedness in an aggregate amount outstanding at any time not to exceed $5,000,000, provided, that (i) such Indebtedness does not provide for mandatory cash payments until maturity and (ii) such Indebtedness matures at least 181 days following the Term Loan Maturity Date; and

(t) Permitted Refinancings of Indebtedness permitted in clauses (b) through (r) above; provided, that for purposes of clarity, the consummation of Permitted Refinancings referred to in this clause (t) shall not result in Permitted Indebtedness described in clauses (b) through (r) being reallocated to this clause (t) and otherwise providing additional capacity for Permitted Indebtedness under the current dollar-based baskets.

Notwithstanding the foregoing, the aggregate principal balance of Indebtedness incurred by Subsidiaries of Borrower that are not Credit Parties at any time outstanding shall not exceed $5,000,000.

“Permitted Investments” means:

(a) Investments (including Investments in Subsidiaries) existing on the Closing Date and shown on Schedule 12.2 of the Disclosure Letter;

(b) Investments consisting of cash and Cash Equivalents;

(c) Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

(d) subject to Section 5.5, Investments consisting of deposit accounts or securities accounts;

(e) to the extent constituting Investments, Investments in the form of Permitted Bond Hedge Transactions and Permitted Warrant Transactions, in each case, entered into in connection with Permitted Convertible Notes;

(f) Investments which are Permitted Transfers (other than pursuant to clause (d) of the definition thereof);

(g) Investments consisting of (i) travel advances and employee relocation loans and other employee advances in the ordinary course of business, and (ii) loans to employees, officers or directors in an aggregate principal amount not to exceed $1,000,000 at any one time outstanding relating to the purchase of equity securities of Borrower pursuant to employee stock purchase plans or agreements approved by Borrower’s Board of Directors;

(h) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(i) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business; provided that this clause (i) shall not apply to Investments of any Credit Party in any of its Subsidiaries;

(j) joint ventures or strategic alliances consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support;

(k) Investments in a Subsidiary of Borrower which is not a Credit Party that is required in order to consummate a Permitted Acquisition (including the formation of any Subsidiary for the purpose of effectuating such Permitted Acquisition, the capitalization of such Subsidiary whether by capital contribution or intercompany loans, in each case, to the extent otherwise permitted by the terms of this Agreement, related Investments in Subsidiaries necessary to consummate such Permitted Acquisition, and the receipt of any non-cash consideration in a Permitted Acquisition), so long as (i) both before and after giving effect to such Investment, the Credit Parties are in compliance, on a pro forma basis, with the financial covenant set forth in Section 6.17 and (ii) the aggregate Investments made pursuant to this clause (k), together with the Acquisition Consideration paid or payable for Permitted Acquisitions described in clauses (c)(ii) and (d)(ii)(B) and (C) of the definition thereof, and amounts paid pursuant to clause (p) of the definition “Permitted Investment”, does not exceed $5,000,000 at any time outstanding;

(l) Investments constituting the formation of any Subsidiary that is a Credit Party for the purpose of consummating a merger or acquisition transaction permitted by Section 6.3(a)(i) through (iv) hereof, which such transaction is otherwise a Permitted Investment;

(m) Investments of any Person that (i) becomes a Subsidiary of Borrower (or of any Person not previously a Subsidiary of Borrower that is merged or consolidated with or into a Subsidiary of Borrower in a transaction permitted hereunder) after the Closing Date, or (ii) are assumed after the Closing Date by any Subsidiary of Borrower in connection with an acquisition of assets from such Person by such Subsidiary, in either case, in a Permitted Acquisition; provided, that in each case, any such Investment (x) exists at the time such Person becomes a Subsidiary of Borrower (or is merged or consolidated with or into a Subsidiary of Borrower) or such assets are acquired, (y) was not made in contemplation of or in connection with such Person becoming a Subsidiary of Borrower (or merging or consolidating with or into a Subsidiary of Borrower) or such acquisition of assets, and (z) such Investment would not otherwise result in no Default or Event of Default;

(n) Investments arising as a result of the Transfer of Intellectual Property to the extent permitted pursuant to clause (j), (k) or (l) of the definition of “Permitted Transfers”;

(o) Investments by (i) any Credit Party in any other Credit Party, (ii) any Subsidiary of Borrower which is not a Credit Party in another Subsidiary of Borrower which is not a Credit Party, (iii) any Subsidiary of Borrower which is not a Credit Party in any Credit Party; provided that (x) after giving effect to such Investment, such non-Credit Party Subsidiary may not own any Equity Interests of such Credit Party and (y) such Investment shall be subordinated to the Obligations pursuant to the Intercompany Subordination Agreement, and (iv) any Credit Party in any Subsidiary of Borrower which is not a Credit Party, provided, that the aggregate consideration provided by Credit Parties for Investments after the Closing Date pursuant to this clause (iv) (net of all dividends, distributions, returns of capital and payments on Indebtedness received by the Credit Parties from non-Credit Parties) shall not exceed $500,000;

(p) without limiting the generality of clause (k) above, Investments consisting of earnest money deposits required in connection with a Permitted Acquisition or other acquisition of properties or assets not otherwise prohibited hereunder; so long as (i) both before and after giving effect to such Investment, the Credit Parties are in compliance, on a pro forma basis, with the financial covenant set forth in Section 6.17 and (ii) the aggregate Investments made pursuant to this clause (p), together with the Acquisition Consideration paid for Permitted Acquisitions described in clauses (c)(ii), and (d)(ii)(B) and (C) of the definition thereof, does not exceed $5,000,000 at any time outstanding;

(q) to the extent constituting Investments, Hedging Agreements permitted under clause (r) of the definition of “Permitted Indebtedness”; ~~and~~

(r) other Investments in an aggregate amount at any time not to exceed $5,000,000, so long as both immediately before and after giving effect to such Investment, no Default or Event of Default has occurred and is continuing;

(s) Investments made in any MSC Subsidiary in the ordinary course of business so long as, immediately before and after giving effect to such Investments, Liquidity is greater than or equal to 105% of the amount required to prepay the outstanding Obligations in full at such time (it being acknowledged and agreed that the cash and Cash Equivalents held by any MSC Subsidiary shall not count towards such test);

(t) Investments in Seacoast Target in an aggregate principal amount not to exceed $14,000,000 at any time outstanding, in each case, solely to the extent such Investments will not violate any material agreement for borrowed money binding upon the Seacoast Target (including the Seacoast Perceptive Agreements); and

(u) Permitted Acquisitions;

provided, however, that, none of the foregoing Investments shall be a “Permitted Investment” if any Indebtedness or Liens assumed in connection with such Investment are not otherwise permitted under Section 6.4 or 6.5, respectively.

“Permitted Liens” means:

(a) Liens in favor and for the benefit of Agent and the other Secured Parties pursuant to any Loan Document;

(b) Liens existing on the Closing Date and set forth on Schedule 12.3 of the Disclosure Letter;

(c) Liens for Taxes, assessments or governmental charges (i) which are not yet delinquent or (ii) which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person to the extent required in accordance with GAAP;

(d) (i) pledges, deposits or Liens arising as a matter of law in the ordinary course of business (other than Liens imposed by ERISA) in connection with workers’ compensation, payroll taxes, unemployment insurance and other social security legislation, (ii) pledges and deposits in the ordinary course of business securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Borrower or any of its Subsidiaries, (iii) pledges and deposits in the ordinary course of business securing liability to landlords (including obligations in respect of letters of credit or bank guarantees for the benefit of landlords) or other contractual obligations and (iv) pledges or deposits to secure performance of tenders, statutory obligations, bids, leases or other similar obligations (other than for borrowed money) or to secure obligations on surety and appeal bonds or performance bonds, in each case, entered into in the ordinary course of business;

(e) Liens arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default under either Section 7.4 or 7.7;

(f) Liens (including the right of set-off) in favor of banks or other financial institutions arising in connection with deposit or securities accounts held at such institutions in the ordinary course of business; provided that such Liens are not given in connection with the incurrence of Indebtedness and relate solely to obligations for administrative and other banking fees and expenses incurred in the ordinary course of business in connection with the establishment or maintenance of such accounts; provided, further, that such Liens are within the general parameters customary in the banking industry;

(g) Liens that are contractual rights of set-off (i) relating to pooled deposit or sweep accounts of Borrower or any of its Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or (ii) relating to purchase orders and other agreements entered into with customers of Borrower or any of its Subsidiaries in the ordinary course of business;

(h) Liens solely on any cash earnest money deposits made by Borrower or any of its Subsidiaries in connection with any Acquisition, Investment or other acquisition of assets or property not otherwise prohibited under this Agreement;

(i) Liens existing on assets or properties at the time of its acquisition or existing on the assets or properties of any Person at the time such Person becomes a Subsidiary of Borrower, in each case after the date hereof; provided that (i) such Lien was not created in contemplation of such acquisition or such Person becoming a Subsidiary of Borrower, (ii) such Lien does not extend to or cover any other assets or properties (other than the proceeds or products thereof and other than after-acquired assets or properties subjected to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that require, pursuant to their terms at such time, a pledge of after-acquired assets or properties, it being understood that such requirement shall not be permitted to apply to any assets or properties to which such requirement would not have applied but for such acquisition), and (iii) the Indebtedness secured thereby is permitted under clause (g) of the definition of Permitted Indebtedness;

(j) Liens securing Indebtedness permitted under clause (d) and (t) (solely with respect to Permitted Refinancings of Indebtedness permitted under clause (d) of the definition of “Permitted Indebtedness”) of the definition of “Permitted Indebtedness”, so long as such Liens do not at any time encumber property other than the property financed by such Indebtedness or the subject of the applicable Capital Lease obligations and the proceeds and products thereof and customary security deposits;

(k) rights of first refusal, voting, redemption, transfer or other restrictions (including call provisions and buy-sell provisions) with respect to the Equity Interests of any joint venture or other Persons that are not Subsidiaries;

(l) to the extent constituting a Lien, customary escrow arrangements securing indemnification obligations associated with a Permitted Acquisition or any other Permitted Investment;

(m) licenses, sublicenses, leases or subleases (other than relating to Intellectual Property) granted to others in the ordinary course of business not interfering in any material respect with the business of any Credit Party or any of its Subsidiaries;

(n) Liens on cash or other current assets pledged to secure: (i) Indebtedness in respect of corporate credit cards, purchasing cards or bank card products, (ii) letters of credit or bank guarantees or (iii) obligations under Hedging Agreements permitted under clause (r) of the definition of “Permitted Indebtedness”; provided, that no such Liens shall be granted on any Equity Interests or Intellectual Property;

(o) Liens on specific assets comprising the borrowing base of Indebtedness permitted under clause (f) of the definition of “Permitted Indebtedness”;

(p) to the extent constituting a Lien, pursuant to any Transfer permitted pursuant to clause (j), (k) or (l) of the definition of “Permitted Transfers”;

(q) Liens imposed by law or regulation, such as landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, contractors’, suppliers of materials, architects’ and repairmen’s Liens;

(r) covenants, conditions, easements, rights-of-way, building codes, restrictions (including zoning restrictions), encroachments, licenses, protrusions and other similar encumbrances and minor title defects or survey matters, in each case affecting real estate owned in fee by any Credit Party and that do not in the aggregate materially interfere with the ordinary conduct of the business on such real estate, taken as a whole;

(s) other Liens, provided that the aggregate outstanding amount of Indebtedness secured thereby shall not exceed $5,000,000 at any time; provided, further that no such Liens shall be granted on the Equity Interests of Borrower or Material IP; and

(t) the modification, replacement, extension or renewal of the Liens described in clauses (a) through (r) above, but any such modification, replacement, extension or renewal must be limited to the assets or properties encumbered by the existing Lien (and any additions, accessions, parts, improvements and attachments thereto and the proceeds thereof) and the principal amount of any Indebtedness secured by such modification, replacement, extension or renewal may not increase other than by any reasonable premium or other reasonable amount paid and fees and expenses reasonably incurred in connection with the same; provided, however, that to the extent any of the foregoing Liens secure Indebtedness of a Credit Party, such Liens shall constitute Permitted Liens if and only to the extent that such Indebtedness is permitted under Section 6.4 hereof.

“Permitted Negative Pledges” means:

(a) prohibitions or limitations with regard to specific properties or assets encumbered by Permitted Liens, if and only to the extent each such prohibition or limitation applies only to such properties or assets;

(b) prohibitions or limitations set forth in any lease, license or other similar agreement entered into in the ordinary course of business;

(c) prohibitions or limitations relating to Permitted Indebtedness, in the case of each such agreement if and only to the extent such prohibitions or limitations, taken as a whole, are not materially more restrictive than the prohibitions and limitations set forth in this Agreement and the other Loan Documents, taken as a whole (as reasonably determined by a Responsible Officer of Borrower in good faith);

(d) customary provisions restricting assignments, subletting, sublicensing or other transfer of properties or assets subject thereto set forth in leases, subleases, licenses and other similar agreements that are not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such restriction applies only to the properties or assets subject to such leases, subleases, licenses or agreements, and customary provisions restricting assignment, pledges or transfer of any agreement entered into in the ordinary course of business;

(e) prohibitions or limitations imposed by Requirements of Law;

(f) prohibitions or limitations that exist as of the Closing Date under Indebtedness existing on the Closing Date and set forth on Schedule 12.1 of the Disclosure Letter;

(g) customary prohibitions or limitations arising in connection with any Permitted Transfer or contained in any agreement relating to any Permitted Transfer pending the consummation of such Permitted Transfer relating solely to the property subject to such Permitted Transfer;

(h) customary provisions in shareholders’ agreements, joint venture agreements, organizational documents or similar binding agreements relating to, or any agreement evidencing Indebtedness of, any joint venture entity or non-Wholly-Owned Subsidiary and applicable solely to such joint venture entity or non-Wholly-Owned Subsidiary and the Equity Interests issued thereby;

(i) customary net worth provisions set forth in real property leases entered into by Subsidiaries of Borrower, so long as such net worth provisions would not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(j) customary net worth provisions set forth in customer agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document, so long as such net worth provisions would not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(k) restrictions on cash or other deposits (including escrowed funds) imposed by agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document;

(l) prohibitions or limitations set forth in any agreement in effect at the time any Person becomes a Subsidiary (but not any amendment, modification, restatement, renewal, extension, supplement or replacement expanding the scope of any such restriction or condition); provided that such agreement was not entered into in contemplation of such Person becoming a Subsidiary and each such prohibition or limitation does not apply to Borrower or any other Subsidiary (other than such Person and any other Person that is a Subsidiary of such first Person at the time such first Person becomes a Subsidiary);

(m) prohibitions or limitations imposed by any Loan Document;

(n) customary provisions set forth in joint venture agreements or agreements governing minority investments that are not otherwise prohibited by this Agreement or any other Loan Document, if and only to the extent each such prohibition or limitation applies only to the joint venture entity or minority investment that is the subject of such agreement;

(o) any contractual restriction of the type described in clauses (a)-(n) or (p)-(q) of this definition “Permitted Negative Pledge” assumed in a Permitted Acquisition (provided such restriction was not created in contemplation of this Agreement);

(p) customary provisions restricting assignments or other transfer of properties or assets subject thereto set forth in any agreement entered into in the ordinary course of business , if and only to the extent each such restriction applies only to the properties or assets subject to such agreement;

(q) prohibitions or limitations imposed by any agreement evidencing any Permitted Indebtedness of the type described in any of clause (d) of the definition of “Permitted Indebtedness” so long as such prohibitions or limitations do not apply to any property other than the property financed by such Indebtedness; and

(r) prohibitions or limitations imposed by any amendments, modifications, restatements, renewals, extensions, supplements or replacements of any of the agreements referred to in clauses (a) through (q) above, except to the extent that any such amendment, modification, restatement, renewal, extension, supplement or replacement expands the scope of any such prohibition or limitation.

“Permitted Priority Liens” means Liens described in clauses (b), (c), (d), (e), (f), (g), (h), (i), (j), (n), (o) (solely to the extent expressly permitted to have priority pursuant to the applicable intercreditor agreement described in subclause (iv) of clause (f) of the definition of “Permitted Indebtedness”), and (r) of the definition of “Permitted Liens.”

“Permitted Refinancing” means Indebtedness constituting a refinancing or extension of maturity of Permitted Indebtedness that (a) has an aggregate outstanding principal amount not greater than the aggregate principal amount of the Indebtedness being refinanced or extended (plus interest, fees, premiums and penalties related thereto), (b) has a weighted average life to maturity (measured as of the date of such refinancing or extension) and maturity no shorter than that of the Indebtedness being refinanced or extended, (c) is not entered into as part of a sale leaseback transaction, (d) is not secured by a Lien on any property or assets other than the collateral securing the Indebtedness being refinanced or extended (and for the avoidance of doubt, if the Indebtedness being refinanced or extended is unsecured, such refinancing or extension Indebtedness shall be unsecured), (e) Borrower of which is the same as Borrower of the Indebtedness being refinanced or extended (with no additional co-borrowers), (f) to the extent guaranteed, the guarantors of which are the same as the guarantors of the Indebtedness being refinanced or extended, (g) if such Indebtedness being modified or extended is secured by Liens that are contractually subordinated in right of security to the Liens securing the Obligations, is contractually subordinated in right of security to the Liens securing the Obligations and subject to an intercreditor agreement reasonably satisfactory to the Blackstone Representative, (h) if such Indebtedness being modified or extended is contractually subordinated in right of payment to the Obligations, is contractually subordinated in right of payment to the Obligations and subject to an intercreditor agreement or subordination agreement reasonably satisfactory to the Blackstone Representative, and (i) is otherwise on terms no less favorable to the Credit Parties and their respective Subsidiaries, taken as a whole, than those of the Indebtedness being refinanced or extended.

“Permitted Subsidiary Distribution Restrictions” means, in each case notwithstanding Section 6.8:

(a) prohibitions or limitations with regard to specific properties or assets encumbered by Permitted Liens, if and only to the extent each such prohibition or limitation applies only to such properties or assets;

(b) prohibitions or limitations set forth in any lease, license or other similar agreement entered into in the ordinary course of business;

(c) prohibitions or limitations relating to Permitted Indebtedness, in the case of each such agreement if and only to the extent such prohibitions or limitations, taken as a whole, are not materially more restrictive than the prohibitions and limitations set forth in this Agreement and the other Loan Documents, taken as a whole (as reasonably determined by a Responsible Officer of Borrower in good faith);

(d) customary provisions restricting assignments, subletting, sublicensing or other transfer of properties or assets subject thereto set forth in leases, subleases, licenses and other similar agreements that are not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such restriction applies only to the properties or assets subject to such leases, subleases, licenses or agreements, and customary provisions restricting assignment, pledges or transfer of any agreement entered into in the ordinary course of business;

(e) prohibitions or limitations on the transfer or assignment of any properties, assets or Equity Interests set forth in any agreement entered into in the ordinary course of business that is not otherwise prohibited under this Agreement or any other Loan Document, if and only to the extent each such prohibition or limitation applies only to such properties, assets or Equity Interests;

(f) prohibitions or limitations imposed by Requirements of Law;

(g) prohibitions or limitations that exist as of the Closing Date under Indebtedness existing on the Closing Date and set forth on Schedule 12.1 of the Disclosure Letter;

(h) customary prohibitions or limitations arising in connection with any Permitted Transfer or contained in any agreement relating to any Permitted Transfer pending the consummation of such Permitted Transfer;

(i) customary provisions in shareholders’ agreements, joint venture agreements, organizational documents or similar binding agreements relating to, or any agreement evidencing Indebtedness of, any joint venture entity or non-Wholly-Owned Subsidiary and applicable solely to such joint venture entity or non-Wholly-Owned Subsidiary and the Equity Interests issued thereby;

(j) customary net worth provisions set forth in real property leases entered into by Subsidiaries of Borrower, so long as such net worth provisions would not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(k) customary net worth provisions set forth in customer agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document, so long as such net worth provisions would not reasonably be expected to impair the ability of Borrower or its Subsidiaries to meet their ongoing obligations (as reasonably determined by a Responsible Officer of Borrower in good faith);

(l) restrictions on cash or other deposits (including escrowed funds) imposed by agreements entered into in the ordinary course of business that are not otherwise prohibited under this Agreement or any other Loan Document;

(m) prohibitions or limitations set forth in any agreement in effect at the time any Person becomes a Subsidiary (but not any amendment, modification, restatement, renewal, extension, supplement or replacement expanding the scope of any such restriction or condition); provided that such agreement was not entered into in contemplation of such Person becoming a Subsidiary and each such prohibition or limitation does not apply to Borrower or any other Subsidiary (other than such Person and any other Person that is a Subsidiary of such first Person at the time such first Person becomes a Subsidiary);

(n) prohibitions or limitations imposed by any Loan Document;

(o) customary provisions set forth in joint venture agreements or agreements governing minority investments that are not otherwise prohibited by this Agreement or any other Loan Document, if and only to the extent each such prohibition or limitation applies only to the joint venture entity or minority investment that is the subject of such agreement;

(p) customary provisions restricting assignments or other transfer of properties or assets subject thereto set forth in any agreement entered into in the ordinary course of business , if and only to the extent each such restriction applies only to the properties or assets subject to such agreement;

(q) prohibitions or limitations imposed by any agreement evidencing any Permitted Indebtedness of the type described in any of clause (d) of the definition of “Permitted Indebtedness” relating solely to the property financed by such Indebtedness;

(r) any contractual restriction of the type described in clauses (a)-(q) of this definition “Permitted Subsidiary Distribution Restrictions” assumed in a Permitted Acquisition (provided such restriction was not created in contemplation of this Agreement); and

(s) prohibitions or limitations imposed by any amendments, modifications, restatements, renewals, extensions, supplements or replacements of any of the agreements referred to in clauses (a) through (r) above, except to the extent that any such amendment, modification, restatement, renewal, extension, supplement or replacement expands the scope of any such prohibition or limitation.

“Permitted Transfers” means:

(a) Transfers set forth on Schedule 6.1 of the Disclosure Letter;

(b) Transfers of Inventory in the ordinary course of business;

(c) Transfers of surplus, damaged, worn out or obsolete equipment that is, in the reasonable judgment of Borrower exercised in good faith, no longer economically practicable to maintain or useful in the ordinary course of business, and Transfers of other properties or assets in lieu of any pending or threatened institution of any proceedings for the condemnation or seizure of such properties or assets or for the exercise of any right of eminent domain;

(d) Transfers which are Permitted Liens, Permitted Investments (other than pursuant to clause (f) of the definition thereof) or Permitted Distributions;

(e) Transfers of cash and Cash Equivalents in a manner that is not prohibited by the terms of this Agreement or the other Loan Documents;

(f) Transfers (i) between or among Credit Parties, provided that, with respect to any properties or assets constituting Collateral under the Loan Documents, any and all steps as may be required to be taken in order to create and maintain a first priority (subject to Permitted Priority Liens) security interest in and Lien upon such properties and assets in favor and for the benefit of Agent and the other Secured Parties are taken contemporaneously with the completion of any such transfer, and (ii) between or among non-Credit Parties;

(g) the sale or issuance of Equity Interests of any Subsidiary of Borrower to any Credit Party or Subsidiary, provided, that any such sale or issuance by a Credit Party (other than Borrower) shall be to another Credit Party;

(h) the sale or discount without recourse of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof;

(i) any abandonment, cancellation, non-renewal or discontinuance of use or maintenance of Intellectual Property (other than in relation to any material Product) that Borrower reasonably determines in good faith (i) is no longer economically practicable to maintain or useful in the ordinary course of business and that (ii) would not reasonably be expected to be adverse to the rights, remedies and benefits available to, or conferred upon, the Secured Parties under any Loan Document in any material respect;

(j) Transfers by Borrower or any of its Subsidiaries pursuant to: (i) a non-exclusive license of or other non-exclusive grant of rights in relation to (or grant of a covenant not to sue with respect to) Intellectual Property in the ordinary course of business; (ii) an exclusive license of or other grant of rights in relation to (or grant of a covenant not to sue with respect to) Intellectual Property related to research, development, manufacturing, marketing, distribution, or commercialization by or on behalf of any Credit Party, to third parties, in each case, solely with respect to portions of any jurisdiction outside the United States; (iii) an exclusive license of or other non-exclusive grant of rights in relation to (or grant of a covenant not to sue with respect to) to third parties of discrete products, indications or classes of compounds in respect of any platform, in each case, other than for Afrezza; and (iv) an exclusive license or other non-exclusive grant of rights in relation to (or grant of a covenant not to sue with respect to) to third parties discrete as to a particular field of use, so long as, in each case of clauses (i) through (iv) above, such Transfers (x) do not result in a legal transfer of title to the licensed property and (y) have been granted in exchange for fair consideration;

(k) Subject to Section 11.20, intercompany licenses or other grants of rights, including distribution, co-promotion or similar commercial rights (or grant of covenant not to sue) (i) between or among the Credit Parties, or (ii) between or among the Credit Parties and Subsidiaries that are not Credit Parties entered into prior to the Closing Date and set forth in the Disclosure Letter, and renewals, replacements and extensions thereof that are on comparable terms and entered into in the ordinary course of business; provided, that with respect to any such intercompany license or other grant of rights pursuant to clause (ii), such license may only be exclusive with respect to any jurisdiction outside the United States;

(l) Transfers pursuant to the United Therapeutics License (i) as in effect on the Closing Date and (ii) otherwise, to the extent such Transfer is of the type described in any of clauses (a)-(k) or (m) of this definition of “Permitted Transfers”;

(m) to the extent constituting Transfers, Permitted Investments; ~~and~~

(n) other Transfers, provided that (x) the aggregate fair market value (reasonably determined in good faith by a Responsible Officer of Borrower) of the properties or assets Transferred pursuant to this clause (n) shall not exceed $10,000,000 in the aggregate; and (y) both immediately before and after giving effect to any such Transfer, no Default or Event of Default has occurred and is continuing~~.~~; and

(o) any Transfers of Unrestricted Margin Stock.

Notwithstanding anything else to the contrary in this Agreement, (i) no Credit Party shall make any Transfers to Subsidiaries that are not Credit Parties except for Transfers pursuant to clause (k)(ii) above and Transfers constituting Investments pursuant to clause (o)(iv) of the definition of “Permitted Investments” and (ii) the Borrower shall not, and shall not permit any of its Subsidiaries to, Transfer any Intellectual Property other than pursuant to clauses (j) and (k) above.

“Permitted Warrant Transaction” means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) relating to Borrower’s common stock (or other securities or property following a merger event or other change of the common stock of Borrower) sold by Borrower substantially contemporaneously with any purchase by Borrower of a related Permitted Bond Hedge Transaction, with a strike price higher than the strike price of the Permitted Bond Hedge Transaction; provided that such call option, warrant or right to purchase shall have customary market terms (as determined by the Borrower in good faith) and are classified as equity for GAAP purposes.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Personal Data” means information, in any form, that constitutes “protected health information,” “personally identifiable information,” “personal information,” “personal data” or similar term under applicable Information Privacy or Security Laws.

“Plan” means any employee pension benefit plan subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA which is maintained or contributed to by Borrower or its Subsidiaries or any of their respective ERISA Affiliates or with respect to which Borrower or its Subsidiaries are subject to liability (including under Section 4069 of ERISA).

“Platform” means Debt Domain, Intralinks, Syndtrak, DebtX or a substantially similar electronic transmission system.

“Prepayment Premium” means:

(a) during the period of time from and after the Closing Date up to (and including) the date that is the first anniversary of the Closing Date, an amount equal to the greater of (i) the Make Whole Premium and (ii) three percent (3.00%) of the principal amount of the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans) prepaid (or in the case of a Prepayment Premium Trigger Event occurring under clauses (a)(ii), (b), (c) or (d) of the definition thereof, deemed to be prepaid) on such date in cash to Agent for the ratable account of the Lenders;

(b) during the period of time after the date that is the first anniversary of the Closing Date up to (and including) the date that is the second anniversary of the Closing Date, an amount equal to three percent (3.00%) of the principal amount of the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans) prepaid (or in the case of a Prepayment Premium Trigger Event occurring under clauses (a)(ii), (b), (c) or (d) of the definition thereof, deemed to be prepaid) on such date in cash to Agent for the ratable account of the Lenders;

(c) during the period of time after the date that is the second anniversary of the Closing Date up to (and including) the date that is the third anniversary of the Closing Date, an amount equal to one percent (1.00%) of the principal amount of the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans) prepaid (or in the case of a Prepayment Premium Trigger Event occurring under clauses (a)(ii), (b), (c) or (d) of the definition thereof, deemed to be prepaid) on such date in cash to Agent for the ratable account of the Lenders; and

(d) after the date that is the third anniversary of the Closing Date, zero.

“Prepayment Premium Trigger Event” means:

(a) any prepayment or repayment by any Credit Party of all, or any part, of the principal balance of any Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans) for any reason (including any optional or voluntary prepayment or mandatory prepayment, and distribution in respect thereof, and any refinancing thereof), whether in whole or in part, and whether before or after (i) the occurrence and continuation of an Event of Default, or (ii) the commencement of any Insolvency Proceeding, and notwithstanding any acceleration (for any reason) of the Obligations; provided, that any payment required to be made pursuant to Section 2.2(c)(iv) (relating solely to an Event of Loss) shall not constitute a Prepayment Premium Trigger Event;

(b) the acceleration of the Obligations pursuant to Section 8.1, for any reason, including acceleration as a result of the occurrence of an Event of Default pursuant to Section 7.5 including as a result of the commencement of any Insolvency Proceeding;

(c) the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations in any institution of Insolvency Proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any institution of any Insolvency Proceeding to Agent, for the account of the Secured Parties, in full or partial satisfaction of the Obligations; or

(d) the termination of this Agreement for any reason.

For purposes of the definition of the term Prepayment Premium, if a Prepayment Premium Trigger Event occurs under and only under clause (a)(ii), (b), (c) or (d) above, the entire outstanding principal amount of the Term Loans (including, for the avoidance of doubt, the Amendment No. 1 Incremental Term Loans) shall be deemed to have been prepaid on the date on which such Prepayment Premium Trigger Event occurs.

“Prime Rate” means for any day, the rate of interest in effect for such day as published in the “Money Rates” section of The Wall Street Journal as being the “Prime Rate” (or, if more than one rate is published as the Prime Rate, then the highest of such rates). The Prime Rate will change as of the date of publication in The Wall Street Journal of a Prime Rate that is different from that published on the preceding Business Day. In the event that The Wall Street Journal shall, for any reason, fail or cease to publish the Prime Rate, Agent (at the direction of the Blackstone Representative), with the consent of Borrower (such consent not to be unreasonably withheld), shall choose a reasonable comparable index or source to use as the basis for the Prime Rate.

“Product” means, individually or collectively, (a) (i) AFREZZA® (insulin human) inhalation powder (“Afrezza”), (ii) Tyvaso DPI® (treprostinil) inhalation powder (“Tyvaso DPI”), (iii) V-Go® wearable insulin delivery system (“V-Go”) and (iv) any other product that includes any of clauses (i) through (iii) and is developed, manufactured, packaged, labeled, commercialized, imported, exported, distributed, promoted, marketed or sold by or on behalf of any Credit Party or any of its Subsidiaries; and (b) any other current or future product that is developed, manufactured, packaged, labeled, commercialized, imported, exported, distributed, promoted, marketed or sold by or on behalf of any Credit Party or any of its Subsidiaries, including marketed products and products under development, and which product has reached (at least) the

IND stage, including other pharmaceutical forms thereof, in each case, which product is material to the business of the Borrower and its Subsidiaries taken as a whole; provided, however, that products of third-parties that are (1) independent of the Credit Parties or any of their Subsidiaries and (2) do not incorporate any Intellectual Property owned or exclusively licensed by the Credit Parties or any of their Subsidiaries, whether owned or co-owned (or purported to be so), shall not constitute “Products” pursuant to the foregoing clause (b). For purpose of this definition, “has reached (at least) the IND stage” means that either an IND (or foreign equivalent) has been filed or the applicable data reasonably likely to support the filing of such an IND has been generated.

“Product IP” means any and all Intellectual Property of the Credit Parties or any of their Subsidiaries, whether owned or co-owned (or purported to be so) or licensed to, related in any material respect to any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory, in the United States and throughout the world, including, without limitation: (a) Intellectual Property set forth in Schedule 4.6(c) of the Disclosure Letter, (b) all improvements, applications for letters patent, continuations, continuations-in-part, divisionals, provisionals or any substitute applications with respect to any such Intellectual Property, any patent issued with respect to any such Intellectual Property, any reissue, reexamination, renewal or patent term extension or adjustment (including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, as well as all trademark registrations, applications to register trademarks, copyright registrations, extensions and renewals with respect to any such Intellectual Property; (c) trade secrets or trade secret rights, including any rights to unpatented inventions, know-how, show-how, operating manuals, confidential or proprietary information, research in progress, algorithms, data, databases, data collections, designs, processes, procedures, methods, protocols, materials, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, and the results of experimentation and testing, including samples, in each case, as specifically related to any research, development, manufacture, production, use, commercialization, marketing, importing, storage, transport, offer for sale, distribution or sale of any Product in the Territory; and (d) any and all IP Ancillary Rights specifically relating to any of the foregoing.

“Project Seacoast Acquisition” has the meaning ascribed to such term in Amendment No. 1.

“Project Seacoast Acquisition Agreement” has the meaning ascribed to such term in Amendment No. 1.

“Project Seacoast Acquisition Closing Date” has the meaning ascribed to such term in Amendment No. 1.

“Public Health Law” means all Requirements of Law relating to the procurement, development, clinical and non-clinical evaluation or investigation, product approval or clearance manufacture, production, analysis, distribution, dispensing, importation, exportation, use, handling, quality, reimbursement, sale, labeling, advertising, promotion, or postmarket requirements of any drug, medical device, food, dietary supplement, or other product (including any ingredient or component of, or accessory to, the foregoing products) subject to regulation under the Federal Food, Drug and Cosmetic Act (21 U.S.C. et seq.) and similar state or foreign laws, pharmacy laws, or consumer product safety laws.

“Public Lender” is defined in Section 9.

“Public Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Authority, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Authority, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Authority (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Qualified Equity Interests” means any Equity Interests that that are not Disqualified Equity Interests.

“Redemption Conditions” means, with respect to any redemption or other cash principal payment of any Permitted Convertible Bond Indebtedness, satisfaction of each of the following events both immediately before and after giving effect to such event: (a) no Event of Default shall exist or result therefrom, and (b) both immediately before and after giving effect to such redemption, Borrower’s Liquidity shall be no less than 150% of all Obligations (plus the amount of Prepayment Premium that would apply in the event of a mandatory prepayment).

“Register” is defined in Section 2.8(a).

“Registered Organization” means any “registered organization” as defined in the Code with such additions to such term as may hereafter be made.

“Registered Product IP” means each application for any, pending or issued (a) Patent, (b) registered Copyright, and (c) registered Trademark; in each case ((a), (b) and (c)), that is part of the Product IP and that is owned or co-owned by, or exclusively or non-exclusively licensed to, any Credit Party or any of its Subsidiaries, including, for clarity, all issued Patents, registered Trademarks and Copyrights, and pending applications of any of the foregoing.

“Regulatory Action” means an administrative or regulatory action, proceeding, investigation or non-routine inspection, FDA Form 483 inspectional observation or other formal notice of serious deficiencies, warning letter, untitled letter, notice of violation letter, , seizure, Section 305 notice or other similar communication, or consent decree issued by a Regulatory Agency.

“Regulatory Agency” means a U.S. Governmental Authority with responsibility for the approval of the marketing and sale of pharmaceuticals or other regulation of pharmaceuticals and counterpart foreign Governmental Authorities.

“Regulatory Approval” means all approvals, product or establishment licenses, clearances, registrations or authorizations of any Regulatory Agency necessary for the development, testing, manufacture, distribution, storage, import, export, advertising, labeling, promotion, sale and commercialization of any Product.

“Rejection Deadline” is defined in Section 2.2(e).

“Rejection Notice” is defined in Section 2.2(e).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the current and prospective partners, directors, officers, employees, agents, trustees, administrators, members, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Removal Effective Date” is defined in Section 12.6.

“Required Delayed Draw Term Loan Lenders” means, at any date of determination, Delayed Draw Term Loan Lenders then holding more than fifty percent (50%) of the aggregate outstanding principal balance of the Delayed Draw Term Loans and unused Delayed Draw Commitments; provided, however, that if any Delayed Draw Term Loan Lender shall be a Defaulting Lender at such time then it shall be excluded from the determination of Required Delayed Draw Term Loan Lenders.

“Required Initial Term Loan Lenders” means, at any date of determination, Lenders then holding more than fifty percent (50%) of the aggregate outstanding principal balance of the Initial Term Loans; provided, however, that if any Initial Term Lender shall be a Defaulting Lender at such time then it shall be excluded from the determination of Required Initial Term Loan Lenders.

“Required Lenders” means, at any date of determination, Lenders then holding more than fifty percent (50%) of the aggregate outstanding principal balance of the Term Loans and unused Commitments; provided, that if any Lender shall be a Defaulting Lender at such time then it shall be excluded from the determination of Required Lenders.

“Requirements of Law” means, as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, order, policy, rule or regulation or determination of an arbitrator or a court or other Governmental Authority (including Health Care Laws and all applicable statutes, rules, regulations, standards, guidelines, policies and orders administered or issued by any foreign Governmental Authority), in each case, applicable to and binding upon such Person or any of its assets or properties or to which such Person or any of its assets or properties are subject.

“Resignation Effective Date” is defined in Section 12.6.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Responsible Officers” means, with respect to any Person, each of the chief executive officer, chief financial officer, chief operating officer, chief commercial officer, general counsel or any senior vice president of such Person (or, in each case, if no individual holds such title, any individual performing similar functions).

“Restricted License” means any material license or other agreement of the kind or nature subject or purported to be subject from time to time to a Lien under any Collateral Document, with respect to which a Credit Party is the licensee, (a) that prohibits or otherwise restricts such Credit Party from granting a security interest in such Credit Party’s interest in such license or agreement in a manner enforceable under Requirements of Law, or (b) for which a breach of or default under could interfere with Agent’s right to sell any Collateral.

“Royalty Transaction” means any royalty or revenue interest financing, including any sale of royalty or revenue interests, “synthetic” royalty transactions or any other similar transactions, whether secured or unsecured.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or, where relevant under applicable Sanctions, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State or the United Kingdom.

“Seacoast Perceptive Agreements” has the meaning ascribed to such term in Amendment No. 1.

“Seacoast Target” has the meaning ascribed to such term in Amendment No. 1.

“SEC” shall mean the Securities and Exchange Commission and any analogous Governmental Authority.

“Secured Parties” means Agent, any Lender, the Lead Arranger, each other Indemnified Person and each other holder of any Obligation of a Credit Party.

“Securities Account” means any “securities account” as defined in the Code with such additions to such term as may hereafter be made.

“Securities Act” means the Securities Act of 1933.

“Security Agreement” means the Security Agreement, dated as of the Closing Date, by and among the Credit Parties and Agent, in form and substance substantially similar to Exhibit F attached hereto or in such form or substance as the Credit Parties, Agent and the Blackstone Representative may otherwise agree.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Term Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “Base Rate”.

“Solvent” means, with respect to any Person as of any date of determination, that, as of such date, (a) the value of the assets (including goodwill minus disposition costs) of such Person (both at fair value and present fair saleable value), on a going concern basis, is greater than the total amount of liabilities (including contingent and unliquidated liabilities) of such Person, (b) such Person is able to generally pay all liabilities (including trade debt) of such Person as such liabilities become absolute and mature in the ordinary course of business and (c) such Person does not have unreasonably small capital after giving due consideration to the prevailing practice in the industry in which it is engaged or will be engaged. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Disputes” is defined in Section 4.6(i).

“Specified Acquisition Agreement Representations” means the representations and warranties made by, or with respect to, the Seacoast Target in the Project Seacoast Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such), but only to the extent that the Borrower or its Subsidiaries have the right (taking into account any applicable cure provisions) to terminate it (or their) obligations under the Project Seacoast Acquisition Agreement or to decline to consummate the Project Seacoast Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Project Seacoast Acquisition Agreement.

“Specified Representations” means the representations and warranties of the Credit Parties set forth in (1) Sections 4.1, 4.3(a), and 4.5 (in each case, as it relates to Amendment No. 1 and the incurrence of the Amendment No. 1 Incremental Term Loans and Amendment No. 1 Delayed Draw Term Loans); (2) Section 4.9 (after giving effect to the Project Seacoast Transaction); (3) Section 4.3(b)(i) (with respect to the execution and delivery of Amendment No. 1, and performance of Amendment No. 1 by the Credit Parties, the incurrence of the Amendment No. 1 Incremental Term Loans and Amendment No. 1 Delayed Draw Term Loans, and the ratification and reaffirmation of all of the Liens and security interests granted pursuant to and in connection with the Collateral Documents or any other Loan Document to Agent, on behalf and for the benefit of each Secured Party); (4) Section 4.14; (5) the last sentence of Section 4.18(e) (solely as it relates to the use of proceeds of the Amendment No. 1 Incremental Term Loans and Amendment No. 1 Delayed Draw Term Loans); (6) Section 4.18(d); and (7) Section 4.13 (solely as it relates to the Investment Company Act of 1940, as amended).

“SSA” means the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code.

“Stock Acquisition” means the purchase or other acquisition by Borrower or any of its Subsidiaries of any or all of the Equity Interests (by merger, consolidation, stock or equity purchase or otherwise) of any other Person.

“Subject Subsidiary” means, with respect to any Credit Party, a Subsidiary of such Credit Party that is organized, incorporated or formed under the laws of the jurisdiction of any other Credit Party.

“Subordinated Debt” means any unsecured Indebtedness in the form of or otherwise constituting term debt incurred by any Credit Party (including any Indebtedness incurred in connection with any Permitted Acquisition or other Permitted Investment) that: (a) is subordinated in right of payment to the Obligations at all times until all of the Obligations have been paid, performed or discharged in full, in cash in immediately available funds, and Borrower has no further right to obtain any Credit Extension hereunder pursuant to a subordination or other similar agreement that is in form and substance satisfactory to the Blackstone Representative in its sole discretion (which agreement shall include turnover provisions and other “deep” subordination terms, including with respect to payment, enforcement, and liens, that are satisfactory to the Blackstone Representative in its sole discretion); (b) except as permitted by clause (d) below or otherwise permitted by Section 6.10, is not subject to scheduled amortization, redemption (mandatory), sinking fund or similar payment and does not have a final maturity, in each case, before the date that is 181 days following the Term Loan Maturity Date; (c) does not include covenants and agreements (other than with respect to maturity, amortization, pricing and other economic terms) that, taken as a whole, are more restrictive or onerous on the Credit Parties in any material respect than the comparable covenants and agreements in the Loan Documents, taken as a whole (as reasonably determined by a Responsible Officer of Borrower in good faith); (d) is not subject to repayment or prepayment, including pursuant to a put option exercisable by the holder of any such Indebtedness, prior to the final maturity thereof except in the case of an event of default or change of control (or the equivalent thereof, however described); and (e) does not provide or otherwise include provisions having the effect of providing that a default or event of default (or the equivalent thereof, however described) under or in respect of such Indebtedness shall exist, or such Indebtedness shall otherwise become due prior to its scheduled maturity or the holder or holders thereof or any trustee or agent on its or their behalf shall be permitted (with or without the giving of notice, the lapse of time or both) to cause any such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, in any such case upon the occurrence of a Default or Event of Default hereunder unless and until the Obligations have been declared, or have otherwise automatically become, immediately due and payable pursuant to Section 8.1(a).

“Subsidiary” means, with respect to any Person, a corporation, partnership, limited liability company or other entity of which more than fifty percent (50.0%) of whose shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the Board of Directors (or similar body) of such corporation, partnership or other entity are at the time owned, directly or indirectly through one or more intermediaries, or both, by such Person. Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to a Subsidiary of a Credit Party.

“Tax” means any present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan” means the Initial Term Loans, the Amendment No. 1 Incremental Term Loans, the Delayed Draw Term Loans and any Incremental Delayed Draw Term Loans.

“Term Loan Maturity Date” means the fifth anniversary of the Closing Date.

“Term Loan Note” means a promissory note in substantially the form attached hereto as Exhibit B, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Term SOFR” means:

(a) for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. Eastern Time on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR shall be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b) for any calculation with respect to an Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. Eastern Time on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR shall be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate SOFR Determination Day;

provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso under clause (a) or clause (b) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Agent (at the direction of the Blackstone Representative) in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Territory” means, with respect to any Product, anywhere in the world in which any Product has been approved, or which approval is being sought, by the relevant Governmental Authority, or in which any activities have been undertaken with respect to the commercialization of any Product, including (a) advertising, promoting, marketing, offering, selling, importing, exporting, transporting, and distributing any Product, (b) strategic marketing or sales force detailing, educating, and liaising with the medical community, (c) obtaining necessary licenses and authorization from applicable Governmental Authorities, (d) interacting with the FDA and other Governmental Authorities regarding any of the foregoing, (e) producing, manufacturing or supplying any Product, and (f) activities relating to prosecution and maintenance of Product IP.

“Third Party IP” is defined in Section 4.6(l).

“Total Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness as of such date, to (b) Adjusted EBITDA as of the most recent Compliance Certificate required to be delivered pursuant to Section 5.2(a)(ii) or 5.2(c)(i).

“Trademark License” means any agreement, whether written or oral, providing for the grant by or to a Person of any right to use any Trademark.

“Trademarks” means (a) all trademarks, trade names, corporate names, company names, business names, fictitious business names, service marks, elements of package or trade dress of goods or services, logos and other source or business identifiers, together with the goodwill associated therewith, all registrations and recordings thereof, and all applications in connection therewith, in the United States Patent and Trademark Office or in any similar office or agency of the United States or any state thereof or in any similar office or agency anywhere in the world in which foreign counterparts are registered or issued, and (b) all renewals thereof.

“Transfer” is defined in Section 6.1.

“Treasury Rate” means, as of the date any Term Loan is prepaid (or in the case of a Prepayment Premium Trigger Event occurring under clauses (a)(ii), (b), (c) or (d) of the definition thereof, deemed to be prepaid), the yield to maturity as of such prepayment date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two (2) Business Days prior to such prepayment (or deemed prepayment) date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the prepayment date to the first anniversary of the Closing Date; provided, however, that, if the period from the prepayment (or deemed prepayment) date to the first anniversary of the Closing Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Treasury Regulations” means the regulations promulgated pursuant to the IRC.

“TRICARE” means, collectively, a program of medical benefits covering former and active members of the uniformed services and certain of their dependents, financed and administered by the United States Departments of Defense, Health and Human Services and Transportation, and all laws applicable to such programs.

“Type”, when used in reference to any Term Loan or Borrowing, refers to whether the rate of interest on such Term Loan, or on the Term Loans comprising such Borrowing, is determined by reference to Adjusted Term SOFR or Base Rate.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” or “U.S.” means the United States of America, its fifty (50) states and the District of Columbia.

“United Therapeutics License” means that certain License and Collaboration Agreement, dated as of September 3, 2018, between MannKind and United Therapeutics Corporation, a Delaware corporation, as amended, restated, supplemented or otherwise modified prior to the Closing Date or thereafter in accordance with the terms of this Agreement.

“Unrestricted Margin Stock” means any Equity Interests of Seacoast Target owned by Borrower, for as long as such Equity Interests constitute Margin Stock.

“U.S. Borrower” means any Borrower that is a U.S. Person.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the IRC.

“Wholly-Owned Subsidiary” means, with respect to any Person, a Subsidiary of such Person, all of the Equity Interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to Requirements of Law) are owned by such Person or another Wholly-Owned Subsidiary of such Person. Unless the context otherwise requires, each reference to a Wholly-Owned Subsidiary herein shall be a reference to a Wholly-Owned Subsidiary of a Credit Party.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-down and Conversion Powers” means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b) in relation to any other applicable Bail-In Legislation:

(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation.

[~~Signature page follows.~~Remainder of Page Intentionally Left Blank]

~~IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.~~

~~MANNKIND CORPORATION,~~
~~as Borrower~~

~~By:~~
~~Name:~~
~~Title:~~

~~QRUMPHARMA, INC., as a Guarantor~~

~~By:~~
~~Name:~~
~~Title:~~

~~MANNKIND LLC, as a Guarantor~~

~~By:~~
~~Name:~~
~~Title:~~

~~TECHNOSPHERE INTERNATIONAL, INC.,~~
~~as a Guarantor~~

~~By:~~
~~Name:~~
~~Title:~~

~~WILMINGTON TRUST, NATIONAL ASSOCIATION,~~
~~as Agent~~

~~By:~~
~~Name:~~
~~Title:~~

~~BLACKSTONE ALTERNATIVE CREDIT ADVISORS LP,~~
~~as the Blackstone Representative~~

~~By:~~
~~Name:~~
~~Title:~~

~~[ • ],~~
~~as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~[Signature Page to Loan Agreement]~~

EXHIBIT B

FORM OF COMPLIANCE CERTIFICATE

(See Attached)

EXHIBIT C

AMENDED SECURITY AGREEMENT

(See Attached)

Exhibit 99.1

FOR IMMEDIATE RELEASE

MannKind to Acquire scPharmaceuticals, Accelerating Revenue Growth and

Emerging as a Patient-Centric Leader in Cardiometabolic and Lung Diseases

•

Acquisition expected to diversify and accelerate double-digit revenue growth with FUROSCIX®, an innovative treatment for edema due to chronic heart failure and chronic kidney disease, addressing significant unmet need

•

Upfront cash payment of $5.35 per share plus one non-tradable contingent value right (CVR) per share payable upon achieving specific regulatory and net sales milestones worth up to $1.00 per CVR in cash

•

Upfront cash payment represents a 36% premium to scPharmaceuticals’ 90 trading day VWAP, and total consideration of up to $6.35 per share represents up to a 31% premium to scPharmaceuticals’ closing price on August 22, 2025

•	Strengthens organization by integrating scPharmaceuticals’ established commercial and medical capabilities into MannKind’s existing infrastructure

•	FUROSCIX ReadyFlow Autoinjector on track for Q3 2025 sNDA submission, potentially unlocking additional market opportunity

•	MannKind to host conference call today at 8:30 a.m. (ET)

DANBURY, Conn., and Burlington, Mass., August 25, 2025 (Globe Newswire) – MannKind Corporation (Nasdaq: MNKD) and scPharmaceuticals Inc. (Nasdaq: SCPH) today announced the signing of a definitive merger agreement for MannKind to acquire scPharmaceuticals.

This proposed acquisition marks MannKind’s strategic expansion into cardiorenal medicine, establishing the company’s cardiometabolic business alongside its orphan lung division. scPharmaceuticals currently markets FUROSCIX, an FDA-approved on-body infuser delivering furosemide, the gold standard to treat fluid overload in adult patients with chronic heart failure (CHF) and chronic kidney disease (CKD). The estimated total addressable market opportunity equates to more than $10 billion in the U.S. alone.

scPharmaceuticals has demonstrated strong commercial momentum with its 2024 sales force expansion, ongoing launch into nephrology and accelerating growth in integrated delivery networks. For the six months ended June 30, 2025, net sales totaled $27.8 million, up 96% year-over-year. The FUROSCIX ReadyFlow Autoinjector is on track for a Q3 2025 supplemental New Drug Application (sNDA) submission, potentially enabling patients to reduce treatment time from five hours to less than 10 seconds.

“This acquisition expands our patient-centered brands and highlights MannKind’s dedication to delivering innovative therapies for cardiometabolic and orphan lung diseases,” said Michael Castagna, PharmD, Chief Executive Officer of MannKind Corporation. “With multiple anticipated product launches and indication expansions, we expect to continue to diversify our revenue streams and accelerate our double-digit growth goals over the next decade.”

“This transaction with MannKind represents an exciting next chapter for scPharmaceuticals and the FUROSCIX brand,” said John Tucker, Chief Executive Officer of scPharmaceuticals. “By combining our innovative products with MannKind’s proven commercial capabilities and shared commitment to advancing patient care, we believe MannKind can accelerate access to important therapies and create meaningful value for patients, providers, and stockholders.”

Strategic and Financial Benefits

•

Diversifies MannKind’s revenue base and growth. The combined company is expected to have a stronger revenue base with three commercial assets in Afrezza®, FUROSCIX, and V-Go®. These complementary commercial products combined with Tyvaso DPI®-related revenues result in an annualized run rate of over $370 million based on Q2 2025 results. MannKind expects its commercial products to generate double-digit annual growth with potential accelerators to expand market reach in the U.S. and globally:

•	Afrezza adult label update, India launch, and supplemental Biologics License Application submitted for pediatrics

•	FUROSCIX Autoinjector on track for Q3 2025 sNDA submission

•	Upcoming readouts from the TETON 1 and 2 studies of Tyvaso in idiopathic pulmonary fibrosis (IPF)

•

Strategic fit with existing MannKind infrastructure is expected to unlock meaningful growth opportunities. The two companies share complementary business models and cultures, united by a commitment to delivering convenient, patient-centric therapies for those living with significant unmet medical needs. scPharmaceuticals brings deep cardiovascular expertise, while MannKind’s established strength in endocrinology positions it to effectively support the recent CKD approval. By leveraging its existing commercial infrastructure and team to engage nephrologists, MannKind is well-equipped to accelerate FUROSCIX’s market opportunity in CKD. MannKind expects to continue FUROSCIX’s ongoing success in CHF with the talented team that scPharmaceuticals has already established.

•

Long-term value drivers continue to progress. In addition to established marketed products, MannKind is advancing a late-stage pipeline that includes Inhaled Clofazimine (MNKD-101), which is currently in a phase 3 global study for nontuberculous mycobacterial (NTM) lung disease, and nintedanib DPI (MNKD-201), which is expected to initiate a phase 2 clinical trial for IPF by year-end 2025.

•

MannKind has sufficient capital to support its strategic objectives. MannKind and Blackstone amended their recently announced strategic financing agreement to provide $175 million of additional funding to support the acquisition.

Terms of the Agreement

Under the terms of the definitive merger agreement, MannKind will promptly commence a tender offer to acquire all of the outstanding shares of scPharmaceuticals common stock at a price of $5.35 per share in cash at closing plus one non-tradable CVR per share to receive certain milestone payments of up to an aggregate of $1.00 per CVR in cash, for total consideration of up to $6.35 per share in cash, representing a total equity value of approximately $303 million at closing and representing a total deal value of up to approximately $360 million. The non-tradable CVR is payable upon achieving certain regulatory and net sales milestones. The transaction is expected to close in the fourth quarter of 2025, subject to receipt of applicable regulatory approvals and the satisfaction of other customary conditions. As a condition to funding the Blackstone financing, upon the closing of the transaction, MannKind will be obligated to repay and extinguish all outstanding indebtedness of scPharmaceuticals under its credit facility with Perceptive and buy-out Perceptive’s rights to receive revenue payments pursuant to its revenue purchase and sale agreement, which is estimated to equal an aggregate repayment and buyout amount of $81 million, assuming a closing on September 30, 2025.

Advisors

Jefferies LLC acted as the exclusive financial advisor to MannKind, with Cooley LLP serving as legal counsel. Leerink Partners acted as exclusive financial advisor to scPharmaceuticals, with Latham & Watkins LLP providing legal counsel.

Conference Call and Webcast Information

A conference call and live webcast will be hosted today, August 25, 2025, at 8:30 a.m. ET to discuss the transaction. The webcast will be accessible via a link on MannKind’s website at https://investors.mannkindcorp.com/events-and-presentations. A replay will also be available in the same location within 24 hours following the call and be accessible for approximately 90 days.

About MannKind

MannKind Corporation (Nasdaq: MNKD) focuses on the development and commercialization of innovative inhaled therapeutic products and devices to address serious unmet medical needs for those living with endocrine and orphan lung diseases.

We are committed to using our formulation capabilities and device engineering prowess to lessen the burden of diseases such as diabetes, NTM lung disease, pulmonary fibrosis, and pulmonary hypertension. Our signature technologies – dry-powder formulations and inhalation devices – offer rapid and convenient delivery of medicines to the deep lung where they can exert an effect locally or enter the systemic circulation, depending on the target indication.

With a passionate team of Mannitarians collaborating nationwide, we are on a mission to give people control of their health and the freedom to live life.

Please visit mannkindcorp.com to learn more, and follow us on LinkedIn, Facebook, X or Instagram.

About scPharmaceuticals

At scPharmaceuticals, we are powered by passion, driven by patient care. Our Mission is focused on advancing cardiorenal care through innovative, integrated treatments that address unmet patient needs.

Our goal is to become the foremost advocate for patient-centric cardiorenal care, driving global health improvements through specialized, multidisciplinary approaches. scPharmaceuticals is expanding its reach, offering integrated therapies and products that address diverse healthcare needs and potentially improve the lives of our patients. scPharmaceuticals is headquartered in Burlington, MA. For more information, please visit www.scPharmaceuticals.com.

Important Safety Information

FUROSCIX is contraindicated in patients with anuria and in patients with a history of hypersensitivity to furosemide, any component of the FUROSCIX formulation, or medical adhesives.

Furosemide may cause fluid, electrolyte, and metabolic abnormalities, particularly in patients receiving higher doses, patients with inadequate oral electrolyte intake, and in elderly patients. Serum electrolytes, CO2, BUN, creatinine, glucose, and uric acid should be monitored frequently during furosemide therapy.

Excessive diuresis may cause dehydration and blood volume reduction with circulatory collapse and possibly vascular thrombosis and embolism, particularly in elderly patients.

Furosemide can cause dehydration and azotemia. If increasing azotemia and oliguria occur during treatment of severe progressive renal disease, discontinue furosemide.

Cases of tinnitus and reversible or irreversible hearing impairment and deafness have been reported with furosemide. Reports usually indicate that furosemide ototoxicity is associated with rapid injection, severe renal impairment, the use of higher than recommended doses, hypoproteinemia or concomitant therapy with aminoglycoside antibiotics, ethacrynic acid, or other ototoxic drugs.

In patients with severe symptoms of urinary retention (because of bladder emptying disorders, prostatic hyperplasia, urethral narrowing), the administration of furosemide can cause acute urinary retention related to increased production and retention of urine. These patients require careful monitoring, especially during the initial stages of treatment.

Contact with water or other fluids and certain patient movements during treatment may cause the On-body Infusor to prematurely terminate infusion. Ensure patients can detect and respond to alarms.

The most common adverse reactions with FUROSCIX administration in clinical trials were site and skin reactions including erythema, bruising, edema, and injection site pain.

Please see the full Prescribing Information (https://www.furoscix.com/wp-content/uploads/prescribing-information.pdf) and Instructions for Use (https://www.furoscix.com/wp-content/uploads/instructions-for-use.pdf)

Additional Information about the Transaction and Where to Find It

The tender offer described in this press release (the Offer) has not yet commenced, and this press release is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of scPharmaceuticals or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (SEC) by MannKind and Seacoast Merger Sub, Inc. (Purchaser), and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by scPharmaceuticals. The offer to purchase shares of scPharmaceuticals common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by scPharmaceuticals under the “Investor Relations” section of scPharmaceuticals’ website at www.scPharmaceuticals.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of scPharmaceuticals and the expected timing thereof; the expected benefits from the acquisition of FUROSCIX, including diversifying and accelerating double-digit revenue growth goals over the next decade, MannKind emerging as a patient-centric leader in cardiometabolic and lung diseases, and strengthening MannKind’s organization and revenue base; the belief that the acquisition will accelerate access to important therapies and create meaningful value for patients, providers, and stockholders; the estimated aggregate repayment and buyout amount to repay and extinguish all outstanding indebtedness of scPharmaceuticals under its credit facility with Perceptive and buy-out Perceptive’s rights to receive revenue payments pursuant to its revenue purchase and sale agreement upon the closing of the transaction; MannKind’s strategy to expand into cardiorenal medicine; MannKind’s anticipated product launches and indication expansions and the expected benefits therefrom; the development plan for FUROSCIX, including the timing for an sNDA submission of the FUROSCIX autoinjector in Q3 2025; the potential benefits and market opportunity for FUROSCIX; MannKind’s potential to expand market reach in the U.S. and globally; the upcoming data readouts for MannKind’s TETON 1 and 2 studies of Tyvaso in IPF; MannKind’s ability to effectively support the recent CKD approval of FUROSCIX and accelerate its market opportunity; MannKind’s expectation to continue FUROSCIX’s ongoing success in heart failure through the scPharmaceuticals team; MannKind’s late-stage pipeline including MNKD-101 and MNKD-201 and the ongoing and planned clinical trials and timing thereof; the potential benefits of MannKind’s signature technologies; and other statements that are not historical facts. These forward-looking statements are based on MannKind’s and scPharmaceuticals’ current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to MannKind’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transaction under the merger agreement will be satisfied or waived; whether stockholders of scPharmaceuticals tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to MannKind’s ability to meet the conditions to draw down the funding from the Blackstone credit facility to fund the transaction; the outcome of legal proceedings that may be instituted against MannKind, scPharmaceuticals and/or others relating to the transaction and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that MannKind will not be able to retain the employees of scPharmaceuticals following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for scPharmaceuticals and its products and product candidates, including uncertainty of the expected financial performance of scPharmaceuticals and its products and product candidates and the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the possibility that if scPharmaceuticals does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of MannKind’s shares could decline; as well as other risks related to MannKind’s and scPharmaceuticals’ businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in MannKind’s and scPharmaceuticals’ respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. MannKind and scPharmaceuticals undertake no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in their expectations, except as required by law.

FUROSCIX is a registered trademark of scPharmaceuticals Inc.

AFREZZA, V-Go, and MANNKIND are registered trademarks of MannKind Corporation.

TYVASO DPI is a registered trademark of United Therapeutics Corporation.

# # #

MannKind Contacts:

Media Relations

Christie Iacangelo, (818) 292-3500

Email: media@mnkd.com

Investor Relations

Ana Kapor, (818) 661-5000

Email: ir@mnkd.com

scPharmaceuticals Contact:

Katherine Miranda, (781) 301-6869

Email: kmiranda@scpharma.com

Exhibit 99.2

mannkind

MannKind Acquisition of scPharmaceuticals

August 25, 2025

© Copyright 2025. All rights reserved. MannKind Corporation.

MannKind Acquisition of scPharmaceuticals August 25, 2025 Exhibit 99.2

Cautionary Statement Additional Information about the Transaction and Where to Find It The tender offer described in this presentation (the Offer) has not yet commenced, and this presentation is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of scPharmaceuticals or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (SEC) by MannKind and Seacoast Merger Sub, Inc. (Purchaser), and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by scPharmaceuticals. The offer to purchase shares of scPharmaceuticals common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by scPharmaceuticals under the “Investor Relations” section of scPharmaceuticals’ website at www.scPharmaceuticals.com. Forward-Looking Statements  This presentation contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of scPharmaceuticals and the expected timing thereof; the expected benefits from the transaction, including adding a new high-growth revenue stream and a diversified revenue base, accelerating double-digit revenue growth, the potential to expand market reach in the U.S. and globally, providing a meaningful opportunity to unlock growth for both FUROSCIX and MannKind’s existing commercial portfolio and the potential synergies; the estimated aggregate repayment and buyout amount to repay and extinguish all outstanding indebtedness of scPharmaceuticals under its credit facility with Perceptive and buy-out Perceptive’s rights to receive revenue payments pursuant to its revenue purchase and sale agreement upon the closing of the transaction; the potential benefits and market opportunity for FUROSCIX; the potential approval of the FUROSCIX Autoinjector and its potential to unlock additional market opportunity; the planned regulatory filings for the FUROSCIX Autoinjector and the timing thereof;

Cautionary Statement the estimated revenue potential for Tyvaso DPI, Alfrezza, FUROSCIX, Inhaled Clofazimine and Nintedanib DPI; Afrezza being positioned for continued growth; MannKind’s ongoing and planned clinical trials, including the Phase 3 trial of Inhaled Clofazimine and the planned Phase 2 trial of Nintedanib DPI in IPF; and other statements that are not historical facts. These forward-looking statements are based on MannKind’s and scPharmaceuticals’ current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to MannKind’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transaction under the merger agreement will be satisfied or waived; whether stockholders of scPharmaceuticals tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to MannKind’s ability to meet the conditions to draw down the funding from the Blackstone credit facility to fund the transaction; the outcome of legal proceedings that may be instituted against MannKind, scPharmaceuticals and/or others relating to the transaction and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that MannKind will not be able to retain the employees of scPharmaceuticals following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for scPharmaceuticals and its products and product candidates, including uncertainty of the expected financial performance of scPharmaceuticals and its products and product candidates and the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the possibility that if scPharmaceuticals does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of MannKind’s shares could decline; as well as other risks related to MannKind’s and scPharmaceuticals’ businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in MannKind’s and scPharmaceuticals’ respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. MannKind and scPharmaceuticals’ undertake no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in their expectations, except as required by law.

Our Key Pillars

FUROSCIX®
New High-Growth Revenue Stream

Tyvaso DPI®
Provides Non-Dilutive Funding

Inhaled Clofazimine
Phase 3 Global Enrollment Ahead of Schedule

Afrezza®
Positioned for Continued Growth

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© Copyright 2025. All rights reserved. MannKind Corporation.
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Our Key Pillars Tyvaso DPI® Provides Non-Dilutive Funding Afrezza® Positioned for Continued Growth Inhaled Clofazimine Phase 3 Global Enrollment Ahead of Schedule Nintedanib DPI Plan to Initiate Phase 2 Study in IPF FUROSCIX® New High-Growth Revenue Stream

Financial Overview of Transaction & Timeline FINANCIAL TERMS TIMING Upfront cash payment of $5.35 per share, payable at closing Up to $1.00 per share of one non-tradeable contingent value right (CVR), payable upon achieving certain regulatory and net sales milestones At closing, MannKind will repay and extinguish scPharmaceuticals’ Perceptive debt and revenue share obligations, totaling an estimated $81M as of September 30, 2025 Amended recently announced strategic financing agreement with Blackstone, securing $175 million in additional funding to support the acquisition Expected to close in Q4 2025, subject to receipt of applicable regulatory approvals and satisfaction of other customary conditions

Transaction Rationale Complementary business models and cultures, united by a commitment to delivering convenient, patient-centric therapies for those living with significant unmet medical needs There is a strong complementary relationship between chronic heart failure (CHF), chronic kidney disease (CKD), and diabetes in patients with fluid overload—creating a meaningful opportunity to unlock growth across the combined portfolio. Talented team with drug / device combination experience and expanded presence in Boston Diversified revenue base with three commercial assets in Afrezza, V-Go®, and now FUROSCIX Combined with Tyvaso DPI-related revenues, annualized run rate of over $370M based on Q2 2025 results Accelerate double-digit annual growth with potential to expand market reach Strong commercial momentum with 2024 sales force expansion, ongoing launch into nephrology and accelerating growth in integrated delivery networks Net sales of $27.8M for H1 2025, up 96% year-over-year ReadyFlow Autoinjector on track for Q3 2025 sNDA submission, potentially unlocking additional market opportunity Diversification and Acceleration of Revenue Strategic Fit Strong FUROSCIX Sales Momentum

© Copyright 2025. All rights reserved. MannKind Corporation. Fluid Overload & Hospitalization Cycle The Primary Burden for Patients Suffering from CHF & CKD Hospitalized patient treated with IV diuretic 59% of hospital admission directly attributed to volume overload1 Up to 50% of heart failure (HF) hospital admissions may be avoidable2 25-30% of patients readmitted to the hospital after discharge within 30 days3,4 Under the Medicare Hospital Readmissions Reduction Program, ~79% of hospitals face payment reductions (up to 3%) for excess 30-day readmissions5 Stable patient treated with oral loop diuretic Start of fluid retention Fluid retention (Congestion) – Hallmark of HF & CKD Fluid overload leads to reduced oral bioavailability of diuretics Worsening symptoms is the most common reason patients contact their provider 1. Bennett s. et al. American Journal of Crit Care. 1998;7(3):168-174. 2. Collins et al. J Am Coll Cardiol. 2013 January 15; 61(2): 121-126. 3. Kilgore M et al. Risk Manag Healthc Policy. 2017; 10:63. 4. Fitch K, et al (2017) The cost burden of worsening heart failure in the Medicare fee for service population: an actuarial analysis (white pager). 5. FY 2026 hospital inpatient prospective payment system (IPPS) and long-term care hospital prospective payment system - CMS-1833-F. CMS.gov. (2025).

© Copyright 2025. All rights reserved. MannKind Corporation. FUROSCIX Offers a New Paradigm to Treat Fluid Overload Helps Break the Cycle of Hospital Admissions and Readmissions A wearable, at-home treatment that delivers furosemide (the gold standard hospital diuretic) subcutaneously through an On-Body Infusor Similar kinetic profile and effectiveness to IV treatment without the need for hospitalization pH-neutral, well-tolerated, and has near-complete bioavailability (99.6%), ensuring reliable absorption 1. Sica et al. JACC Basic Translational Science 2018, 3(1): 25-34

Potential FUROSCIX Autoinjector Approval Provides Additional Upside ReadyFlow Autoinjector 80mg/1mL Enables patients to reduce treatment time to less than 10 seconds Formulation patent expiration in 2040 Targeting sNDA submission to FDA in Q3 2025 with anticipated approval in Q3 2026 Up to $0.75 CVR based on earliest FDA approval date (Q3 2026)

FUROSCIX Revenue
(in millions)
$3.7
$9.7
$14.2
$22.2
$27.8
H1 2023
H2 2023
H1 2024
H2 2024
H1 2025

11 © Copyright 2025. All rights reserved. MannKind Corporation.

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Strong FUROSCIX Revenue Growth Since Launch with $28M in H1 2025 Revenue growth of +96% compared to H1 2024 Sales to Integrated Delivery Networks continue to increase Up to $0.25 CVR if sales achieve $120M by YE 2026

Strong Financial Position to Accelerate Growth Drug / Device Combination Expertise Synergy with Endocrinology Callpoint Multi-Product Scale Unlocks Opportunities Broader Portfolio, Stronger Position What MannKind Brings To FUROSCIX

TYVASO DPI CARDIOMETABOLIC ORPHAN LUNG Inhaled Clofazimine – Phase 3 Trial Every 1K patients is ~$100M in revenue Advanced DPI into pre-clinical studies Nintedanib DPI – Plan to Initiate INFLO Phase 2 Trial for IPF 2024 Ofev net revenues of $4.1B DPI Growth and Conversion Every 10K covered patients is ~$300-350M in revenue UT TETON 1 & 2 Studies (IPF), TETON PPF Bridging study potential INHALE-1 (Pediatrics) Each 10% share is ~$150M in revenue FUROSCIX Every 100K patients is ~$350M in revenue Stairway to Building Value – Post Close

Q&A and Upcoming Investor Events

BOSTON
September 3
Wells Fargo HC Conference

14 © Copyright 2025. All rights reserved. MannKind Corporation.

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Q&A and Upcoming Investor Events September 3 Wells Fargo HC Conference September 4 Cantor HC Conference September 9 Morgan Stanley HC Conference September 9 HCW HC Conference NEW YORK BOSTON

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© Copyright 2025. All rights reserved. MannKind Corporation.
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© Copyright 2025. All rights reserved. MannKind Corporation.